                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-55998

PROSPECTUS

                           LIBERTY MEDIA CORPORATION

                           SPLIT OFF FROM AT&T CORP.           [LIBERTY LOGO]

     We are currently a wholly owned subsidiary of AT&T Corp. This prospectus is being furnished in connection with our split off from AT&T and the issuance of our Series A common stock and Series B common stock in the split off. Our businesses and assets and those of our subsidiaries constitute all of the businesses and assets of AT&T that are attributed to AT&T's Liberty Media Group, which was created in connection with AT&T's acquisition of our former parent company.

     AT&T is effecting the split off pursuant to the terms of its charter. AT&T's charter enables it to redeem all of the outstanding shares of its Liberty Media Group tracking stock, which is a class of common stock of AT&T that is designed to reflect the economic performance of AT&T's Liberty Media Group, for shares of our common stock. The redemption will be effective as of 9:00 a.m., New York City time, on August 10, 2001, which we refer to as the redemption date.

     In the redemption, you will be entitled to receive:

     - one share of our Series A common stock in exchange for each share of AT&T's Class A Liberty Media Group tracking stock held by you on the redemption date; and

     - one share of our Series B common stock in exchange for each share of AT&T's Class B Liberty Media Group tracking stock held by you on the redemption date.

As a result of the redemption, we will issue 2,376,765,123 shares of our Series A common stock and 212,045,288 shares of our Series B common stock, based upon the number of shares of AT&T's Class A Liberty Media Group tracking stock and AT&T's Class B Liberty Media Group tracking stock outstanding on February 28, 2001, and assuming no exercise of outstanding stock options or warrants.

     No stockholder approval of the split off is required, and none is being sought. We are not asking you for a proxy, and you are requested not to send us a proxy.

     There is currently no trading market for our common stock. We have applied to list our Series A common stock and Series B common stock on the New York Stock Exchange under the symbols "LMC.A" and "LMC.B", respectively.

     IN REVIEWING THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 13.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     Please contact our information agent, D.F. King & Co., 77 Water Street, 20th Floor New York, New York 10005, (800) 207-2014, if you have any questions or inquiries with respect to the split off.

                 The date of this prospectus is June 14, 2001.

                                   PROSPECTUS

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
THE SPLIT OFF...............................................    7
RISK FACTORS................................................   13
DIVIDEND POLICY.............................................   17
CAPITALIZATION..............................................   18
SELECTED FINANCIAL INFORMATION..............................   19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   21
BUSINESS....................................................   39
RELATIONSHIP BETWEEN AT&T AND OUR COMPANY AFTER THE SPLIT
  OFF.......................................................   74
MANAGEMENT..................................................   79
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS........   94
OWNERSHIP OF OUR COMMON STOCK...............................   97
DESCRIPTION OF OUR CAPITAL STOCK............................  101
COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS OF AT&T AND OUR
  COMPANY...................................................  106
INDEMNIFICATION OF DIRECTORS AND OFFICERS...................  117
LEGAL MATTERS...............................................  118
EXPERTS.....................................................  118
WHERE TO FIND MORE INFORMATION..............................  119
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                            ------------------------

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA421-B WITH THE STATE OF NEW HAMPSHIRE, NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT, NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR A QUALIFICATION OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION TO THE CONTRARY WITH THE PROVISIONS OF THIS PARAGRAPH.

                                    SUMMARY

     The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, including the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and the notes thereto included in this prospectus.

OUR COMPANY

     We own interests in a broad range of video programming, communications and Internet businesses in the United States, Europe, South America and Asia and have some of the most recognized and respected brands. These brands include Encore, STARZ!, Discovery, TV Guide, Fox, USA, QVC, AOL, CNN, TBS, Motorola and Sprint PCS.

     The media, entertainment and communications industries are currently undergoing tremendous changes due in part to the growth of new distribution technologies, led by the Internet and the implementation of digital compression. The growth in distribution technologies has, in turn, created strong demand for an ever increasing array of multimedia products and services. We are working with our subsidiaries and business affiliates to extend their established brands, quality content and networks across multiple distribution platforms to keep them at the forefront of these ongoing changes.

     The following table lists our principal subsidiaries and business affiliates and our direct equity interests or indirect attributed equity interests, based upon ownership of capital stock. Our direct or attributed equity interest in a particular company does not necessarily represent our voting interest in that company. Our indirect attributed interest is determined by multiplying our ownership interest in the holder of an equity interest by that equity holder's ownership interest in the listed subsidiary or business affiliate. The ownership percentages are approximate, calculated as of May 15, 2001, and, in the case of convertible securities we hold, assume conversion to common stock by us and, to the extent known by us, other holders. In some cases our interest is subject to buy/sell procedures, rights of first refusal or other obligations. See "Business."

                                                           ATTRIBUTED
SUBSIDIARY/BUSINESS AFFILIATE                              OWNERSHIP %
-----------------------------                              -----------
Starz Encore Group LLC..................................       100%
Liberty Digital, Inc. ..................................        92%
Discovery Communications, Inc. .........................        49%
QVC, Inc. ..............................................        42%
Telewest Communications plc.............................        25%
Sprint PCS Group........................................        21%
USA Networks, Inc. .....................................        21%
The News Corporation Limited............................        18%
AOL Time Warner Inc. ...................................         4%
Gemstar-TV Guide International, Inc.....................         4%
Motorola, Inc. .........................................         4%

     Our principal executive offices are located at 9197 South Peoria Street, Englewood, Colorado 80112. Our main telephone number is (720) 875-5400.

RELATIONSHIP WITH AT&T CORP.

     We have been a wholly owned subsidiary of AT&T Corp. since March 9, 1999. On that date, AT&T acquired by merger our parent company, the former Tele-Communications, Inc. (TCI), which has since been converted to a limited liability company and renamed AT&T Broadband, LLC. As part of that merger, AT&T issued its Class A and Class B Liberty Media Group tracking stock, which is designed to reflect the economic performance of the businesses and assets of AT&T attributed to its "Liberty Media

Group." We have been a member of AT&T's Liberty Media Group since the TCI merger, and our businesses and assets constitute all of the businesses and assets of AT&T's Liberty Media Group.

     We have had a substantial degree of managerial autonomy as a result of our corporate governance arrangements with AT&T. Our board of directors is controlled by persons designated by TCI prior to its acquisition by AT&T, and our management includes individuals who managed the businesses of Liberty Media Corporation prior to the TCI merger. We are party to agreements with AT&T which have provided us with a significant level of operational separation from AT&T, defined our rights and obligations as a member of AT&T's consolidated tax group and provided us with certain rights to distribute programming over AT&T's cable systems. In connection with the split off, we will amend and/or terminate portions of these agreements to give effect to our status as an independent public company.

BUSINESS STRATEGY

     Our business strategy is to maximize our value by (1) working with the management teams of our existing subsidiaries and business affiliates to grow their established businesses and create new businesses; (2) identifying and executing strategic transactions that improve the value or optimize the efficiency of our assets; and (3) managing our capital structure to maintain liquidity, reduce risk and preserve a prudent debt structure. Key elements of our business strategy include the following:

     - Promoting the internal growth of our subsidiaries and business affiliates;

     - Maintaining significant involvement in governance;

     - Participating with experienced management and strategic partners;

     - Executing strategic transactions that optimize the efficiency of our assets; and

     - Participating in financial transactions to optimize our financial structure.

THE SPLIT OFF

     Please see "The Split Off" for a more detailed description of the matters described below.

Company effecting split off.........     AT&T Corp.

Split off company...................     Liberty Media Corporation.

Redemption date.....................     The redemption date is 9:00 a.m., New
                                         York City time, on August 10, 2001.
                                         From and after the redemption date, all
                                         of your rights as a holder of AT&T's
                                         Liberty Media Group tracking stock
                                         shall cease, except for the right to
                                         receive shares of our common stock upon
                                         the surrender of your shares of AT&T's
                                         Liberty Media Group tracking stock.

Split off ratio.....................     Each share of AT&T's Class A Liberty
                                         Media Group tracking stock will be
                                         redeemed in exchange for one share of
                                         our Series A common stock, and each
                                         share of AT&T's Class B Liberty Media
                                         Group tracking stock will be redeemed
                                         in exchange for one share of our Series
                                         B common stock.

Exchange agent, transfer agent and
registrar for the shares............     EquiServe Trust Company, N.A., 150
                                         Royall Street, Canton, MA 02021

Surrendering shares.................     We will deliver or make available to
                                         all holders of AT&T's Liberty Media
                                         Group tracking stock, from and after
                                         the redemption date, a letter of
                                         transmittal with which to surrender
                                         their shares in the redemp-
                                         tion in exchange for shares of the
                                         appropriate series of our common stock.

Our common stock....................     Our Series A and Series B common stock
                                         are identical in all respects, except
                                         that (1) our Series A common stock
                                         entitles its holder to one vote per
                                         share, (2) our Series B common stock
                                         entitles its holder to ten votes per
                                         share and (3) each share of our Series
                                         B common stock is convertible, at the
                                         option of the holder, into one share of
                                         our Series A common stock. Our Series A
                                         common stock is not convertible.

Shares to be outstanding following
split off...........................     Following the split off, the former
                                         holders of AT&T's Liberty Media Group
                                         tracking stock will hold all of the
                                         outstanding shares of our common stock.
                                         On the redemption date, there will be
                                         outstanding 2,376,765,123 shares of our
                                         Series A common stock and 212,045,288
                                         shares of our Series B common stock,
                                         based upon the number of shares of
                                         AT&T's Class A Liberty Media Group
                                         tracking stock and AT&T's Class B
                                         Liberty Media Group tracking stock
                                         outstanding on February 28, 2001, and
                                         assuming no exercise of outstanding
                                         stock options or warrants.

Federal income tax consequences of
the split off.......................     It is a non-waivable condition to the
                                         split off that:

                                         - a private letter ruling shall have
                                           been received, in form and substance
                                           reasonably satisfactory to us and
                                           AT&T, with regard to the U.S. federal
                                           income tax consequences of the split
                                           off to the effect that the split off
                                           will be treated as a tax-free
                                           exchange under Section 355 of the
                                           Internal Revenue Code of 1986, as
                                           amended, and

                                         - that such private letter ruling shall
                                           not have been revoked in whole or in
                                           part nor modified in any manner, in
                                           each case materially adverse to us,
                                           AT&T, or the holders of AT&T's
                                           Liberty Media Group tracking stock,
                                           and that all transactions described
                                           in the private letter ruling that are
                                           to be taken prior to the effective
                                           time of the split off shall have been
                                           taken prior to, and be in effect as
                                           of, the effective time of the split
                                           off.

Stock exchange listing..............     There is currently no public market for
                                         our common stock. We have applied to
                                         list our Series A common stock and
                                         Series B common stock on the New York
                                         Stock Exchange under the symbols
                                         "LMC.A" and "LMC.B", respectively.

No appraisal rights.................     Holders of AT&T's Liberty Media Group
                                         tracking stock have no dissenters'
                                         rights of appraisal in connection with
                                         the split off.

                        [DIAGRAM OF THE SPLIT OFF CHART]

SUMMARY HISTORICAL FINANCIAL INFORMATION

     In the table below, we provide you with selected historical consolidated financial data of Liberty Media Corporation. This selected historical consolidated financial data includes the effect of certain other subsidiaries and assets of AT&T that are attributed to AT&T's Liberty Media Group but were not held by us prior to the second quarter of 2001 (we refer to these assets as the contributed assets). We derived the historical consolidated financial data from our consolidated financial statements (which have been restated to include the effects of the contributed assets) included elsewhere in this prospectus.

     On May 7, 2001, in anticipation of the split off, AT&T effected the contribution of the contributed assets to Liberty Media Corporation. These assets consist primarily of the following:

     - a preferred stock and common stock interest in a subsidiary of IDT Corporation, a multinational telecommunications services provider; and

     - an approximate 8% indirect common equity interest in Liberty Digital, Inc., one of our consolidated subsidiaries.

     These contributions, which represent only a portion of our assets, are being accounted for in a manner similar to a pooling of interests and, accordingly, the financial statements of Liberty Media Corporation for periods prior to the contributions have been restated to include the financial position and results of operations of the contributed assets (including the predecessor assets to our investment in the subsidiary of IDT) from the dates of their acquisition by AT&T. The predecessor assets included a preferred stock interest and common stock warrants in ICG Communications, Inc., a competitive local exchange telephone company, and a common equity interest in Teligent, Inc., a full service facilities based communications company.

     We have been a wholly owned subsidiary of TCI since August 1994. On March 9, 1999, AT&T acquired TCI in a merger transaction. For financial reporting purposes, the merger of AT&T and TCI is deemed to have occurred on March 1, 1999. In connection with the merger, the assets and liabilities of Liberty were adjusted to their respective fair values pursuant to the purchase method of accounting. For periods prior to March 1, 1999, the assets and liabilities of Liberty and the related consolidated results of operations are referred to below as "Old Liberty," and for periods subsequent to February 28, 1999, the assets and liabilities of Liberty and the related consolidated results of operations are referred to as "New Liberty." In connection with the merger, TCI effected an internal restructuring as a result of which certain net assets and approximately $5.5 billion in cash were contributed to us.

     The financial data presented below is not necessarily comparable from period to period as a result of several transactions, including acquisitions and dispositions of consolidated subsidiaries. For this and other reasons, you should read the selected historical financial data provided below in conjunction with our consolidated financial statements and accompanying notes beginning on page F-1 and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21.

                                                       NEW LIBERTY                               OLD LIBERTY
                                   ---------------------------------------------------   ---------------------------
                                     THREE       THREE
                                    MONTHS      MONTHS                     TEN MONTHS     TWO MONTHS
                                     ENDED       ENDED      YEAR ENDED       ENDED          ENDED        YEAR ENDED
                                   MARCH 31,   MARCH 31,   DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,
                                     2001        2000          2000           1999           1999           1998
                                   ---------   ---------   ------------   ------------   ------------   ------------
                                        (UNAUDITED)
                                                      (IN MILLIONS)                             (IN MILLIONS)
OPERATING DATA:
Revenue..........................   $   504     $   235      $ 1,526        $   729        $   235        $ 1,359
Operating income (loss)..........      (207)        (83)         436         (2,214)          (158)          (431)
Interest expense.................      (133)       (439)        (399)          (134)           (25)          (104)
Share of losses of affiliates,
  net............................    (1,302)       (382)      (3,485)          (904)           (66)        (1,002)
Gain on dispositions, net........       810       2,441        7,340              4             14          2,449
Net earnings (loss)..............      (152)        939        1,485         (2,021)           (70)           622
BALANCE SHEET DATA (AT PERIOD
  END):
Cash and cash equivalents........   $ 2,089     $ 2,177      $ 1,295        $ 1,714        $    31        $   228
Short-term investments...........       444         525          500            378            125            159
Investments in affiliates........    19,222      17,040       20,464         15,922          3,971          3,079
Investments in available-for-sale
  securities and others..........    19,681      34,564       19,035         28,593         11,974         10,539
Total assets.....................    54,402      68,214       54,268         58,658         16,886         15,783
Debt including current portion...     6,037       6,810        6,363          3,277          2,087          2,096
Stockholder's equity.............    34,047      41,940       34,290         38,435          9,449          9,230

                                 THE SPLIT OFF

GENERAL

     Under the terms of AT&T's charter, the AT&T board of directors may redeem, on a pro rata basis, all of the outstanding shares of AT&T's Class A Liberty Media Group tracking stock and AT&T's Class B Liberty Media Group tracking stock for all of the outstanding shares owned by AT&T of one or more subsidiaries that hold all of the assets and liabilities attributed to AT&T's Liberty Media Group (and hold no other material assets or liabilities). AT&T's board of directors and its capital stock committee have determined to exercise AT&T's right under its charter to redeem all outstanding shares of AT&T's Liberty Media Group tracking stock for shares of our common stock.

THE REDEMPTION; EXCHANGE RATIO

     The redemption date is scheduled to occur at 9:00 a.m., New York City time, on August 10, 2001. On the redemption date, each share of AT&T's Class A Liberty Media Group tracking stock will be redeemed for one share of our Series A common stock, and each share of AT&T's Class B Liberty Media Group tracking stock will be redeemed for one share of our Series B common stock. NO VOTE IS REQUIRED OR SOUGHT IN CONNECTION WITH THE SPLIT OFF, AND HOLDERS OF AT&T'S LIBERTY MEDIA GROUP TRACKING STOCK HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE SPLIT OFF.

     From and after the redemption date, all of your rights as a holder of AT&T's Liberty Media Group tracking stock shall cease, except for the right, upon the surrender to the exchange agent of your shares of AT&T's Liberty Media Group tracking stock, to receive shares of our common stock of a corresponding series. We will deliver or make available to all holders of AT&T's Liberty Media Group tracking stock, from and after the redemption date, a letter of transmittal with which to surrender their shares in the redemption in exchange for shares of the appropriate series of our common stock.

     In addition, each option to purchase shares of AT&T's Class A or Class B Liberty Media Group tracking stock issued under employee stock incentive plans and outstanding on the redemption date will be converted into a similar option to purchase shares of our common stock of a corresponding series. Each outstanding warrant to purchase shares of AT&T's Class A Liberty Media Group tracking stock will be converted into a similar warrant to purchase shares of our Series A common stock at the same exercise price.

     We will bear all of the costs and expenses incurred by us as a result of the split off. We have agreed to bear up to $1.3 million of the costs and expenses incurred by AT&T as a result of the split off.

REASONS FOR THE SPLIT OFF

     On November 15, 2000, AT&T announced that its board of directors had voted to exercise AT&T's right under its charter to split off its Liberty Media Group. AT&T has cited the following business reasons in making this determination:

     The Split Off Will Facilitate AT&T's Regulatory Compliance With the Concerns Underlying the FCC's Conditions to AT&T's Acquisition of MediaOne Group, Inc. In June 2000, the Federal Communications Commission gave its conditional approval to AT&T's acquisition of MediaOne Group, Inc. At the time of its acquisition by AT&T, MediaOne was one of the largest cable television providers in the United States, with approximately 5 million subscribers to its basic cable service. In reviewing the MediaOne acquisition, the FCC determined that the acquisition would cause AT&T to violate the FCC's cable ownership and attribution rules, which became effective on May 19, 2000 after the statute authorizing those rules was upheld by an appellate court. Those rules prohibit a single cable company from serving more than 30 percent of the nation's multichannel video programming distribution (MVPD) subscribers, who are served primarily by cable television and direct broadcast satellite services. The FCC concluded that the combined AT&T/MediaOne would serve 41.8% of the nation's MVPD subscribers. This conclusion was reached, in part, as a result of AT&T's 25.5% limited partnership interest in Time Warner Entertainment Company, L.P., which we refer to as TWE. TWE owns and operates substantially all of the businesses of Warner Bros., Home Box Office and the cable television businesses owned and operated by Time Warner Inc. at the time of TWE's formation in 1992. While AT&T's limited partnership interest itself would not cause TWE's cable subscribers to be attributed to AT&T, the FCC found that, under its cable ownership and attribution rules, those subscribers are attributed to AT&T because TWE purchases programming from us. Under the terms of a Memorandum and Order adopted by the FCC, the FCC conditioned its approval of AT&T's acquisition of MediaOne on AT&T reducing its MVPD subscribers to a compliant level through one of the following methods: (1) divesting its 25.5% interest in TWE; (2) insulating its ownership interest in TWE by shedding its attributable interests in entities that sell programming to TWE, which would require the disposition of Liberty and the disposition or restructuring by AT&T of other attributable interests in programmers; or (3) disposing of direct interests in cable systems serving at least 9.7 million subscribers, or 4.7 million subscribers more than the 5 million subscribers acquired by AT&T in the MediaOne acquisition. Divesting a number of directly owned cable systems sufficient to bring AT&T's attributable subscribers to compliant levels was deemed unacceptable to AT&T as it would deny AT&T the benefits it sought to obtain when it acquired TCI and MediaOne. Although AT&T pursued and continues to pursue negotiations regarding the divestiture of its interest in TWE, AT&T did not receive the necessary cooperation of AOL Time Warner by the December 15, 2000 deadline set by the FCC for AT&T to state which compliance option it intended to implement. Accordingly, AT&T notified the FCC on December 15, 2000, that it intended to dispose of us in the split off and either dispose of or restructure its attributable interests in other programmers in compliance with the requirements of the FCC's Memorandum and Order.

     On March 2, 2001, the D.C. Circuit Court of Appeals reversed and remanded the FCC's 30 percent limit on MVPD subscribers, the program sale interpretation of the limited partner exemption, and the channel occupancy rules that limit the extent to which a cable operator may carry affiliate programming, but the court confirmed the continued validity of the underlying statutory horizontal and vertical ownership limitations and certain other FCC rules impacting us and AT&T. In addition, on March 16, 2001, the FCC suspended the remaining compliance deadlines established in the Memorandum and Order, pending further action by the FCC, to permit the FCC to consider the relationship, if any, between the court's decision on the ownership and attribution limitations and the ownership conditions imposed in the Memorandum and Order. The FCC did not suspend or modify the substance of those conditions, and thus left open the possibility that AT&T's obligation to comply with those conditions could be reinstated, or AT&T could become subject to a duty to meet similar conditions modified to address the concerns that led the court to reverse certain of the ownership and attribution limitations. On April 18, 2001, the FCC sought public comment on the relationship between the Court of Appeals' decision and the ownership conditions which it had imposed, as well as a petition for reconsideration of the March 16 suspension order.

     AT&T has determined that management of the regulatory uncertainty created by the recent court decision, including compliance with the Memorandum and Order if it is reinstated in its original or a modified form, would be facilitated by the split off. In particular, because the underlying statutory authorization for cable ownership limitations continues to be valid, the FCC may adopt similar or modified cable ownership and attribution limitations to replace those that were remanded by the court, and the FCC may also reinstate AT&T's obligation to comply with the ownership conditions imposed in the Memorandum and Order, perhaps modified somewhat to conform to the court's decision. Consequently, even though the original compliance deadlines in the Memorandum and Order were suspended, separation of the cable programming business from AT&T's other businesses will facilitate our and AT&T's respective abilities to operate consistently with whatever cable ownership limitations are ultimately reimposed.

     Apart from the issue of compliance with the Memorandum and Order, we and AT&T believe that our continued operation as a subsidiary of AT&T will severely limit the ability of us and AT&T to pursue our respective strategic objectives and to maximize the value of our respective assets. First, the continued application of certain cable ownership limitations and the current uncertainty in the application of other cable ownership limitations impose serious limitations on the ability of each company to realize its economic potential (e.g., by hindering our ability to maximize the return from our programming assets or AT&T's ability to expand its base of cable subscribers). Second, even if a particular future transaction or business opportunity is eventually judged to be consistent with the FCC's rules or policies, the significantly heightened regulatory scrutiny resulting from our affiliation with AT&T will likely continue to impose delays and impediments to the rapid and effective execution of business strategies and proposed acquisitions.

     The Split Off Is Expected to Enhance Our Debt Raising Ability. The split off is expected to enable us to raise capital at lower rates. In order to enhance our programming breadth and to remain competitive in our core businesses, we need capital not only to fund current operations but also to make acquisitions, increase our interests in existing ventures and acquire interests in new ventures. Our ability to issue publicly traded debt and to establish credit facilities with banks, in each case on reasonable commercial terms and within a short time frame, is critical to our business. We believe that our affiliation with AT&T has negatively affected our ability to borrow funds in both the public and the private debt markets at a cost commensurate with our industry peers. Our ability to incur debt may also be constrained by contractual arrangements with AT&T. These contractual constraints are based, in part, upon the trading price of AT&T's Liberty Media Group tracking stock, which has recently declined. Accordingly, the split off will likely improve our ability to borrow and raise debt capital from lenders at lower rates and on more favorable terms.

     The Split Off Will Enable Us To More Efficiently Use Stock As Acquisition Currency. The split off will enable us to use our own stock as currency in acquiring, merging or partnering with other companies. Since the TCI merger, we have funded our strategic investments with shares of AT&T's Liberty Media Group tracking stock and cash. However, AT&T's Liberty Media Group tracking stock has generally traded at a discount compared to the fair market value of AT&T's Liberty Media Group assets, in part due to market perceptions about tracking stocks generally. Following the split off, it is expected that:

     - our growth prospects will be enhanced by the removal of the regulatory restrictions discussed above;

     - our market value will no longer be subject to any tracking stock discount imposed by the marketplace; and

     - we will likely become a candidate for inclusion in a Standard & Poor's index which should generate incremental demand for our common stock from funds that, directly or indirectly, base their investment decisions on whether or not a company is included in such an index.

While we cannot assure you of the future trading price of our common stock, our complete separation from AT&T is expected to enable us to raise more funds per share in an equity offering and receive greater value per share in an acquisition transaction.

SURRENDER OF SHARES OF AT&T'S LIBERTY MEDIA GROUP TRACKING STOCK

     We will deliver to the holders of record of shares of AT&T's Liberty Media Group tracking stock on the redemption date a letter of transmittal containing written instructions for exchanging their shares for shares of our common stock. From and after the redemption date, letters of transmittal will also be available from the information agent.

     Pursuant to AT&T's charter, from and after the redemption date, all rights of a holder of shares of AT&T's Liberty Media Group tracking stock shall cease, except for the right to receive shares of our common stock in exchange therefor. For example, a holder of shares of AT&T's Liberty Media Group tracking stock that does not surrender those shares for redemption following the redemption date shall not be entitled to receive dividends or distributions paid on our common stock until he surrenders his shares of

AT&T's Liberty Media Group tracking stock for redemption to the exchange agent. From and after the redemption date, we and AT&T will be entitled to treat outstanding shares of AT&T's Liberty Media Group tracking stock that have not been surrendered for redemption as shares of our common stock for all relevant purposes.

     SHARES OF AT&T'S LIBERTY MEDIA GROUP TRACKING STOCK MAY BE NOT BE SURRENDERED FOR REDEMPTION PRIOR TO THE REDEMPTION DATE.

  Information Agent

     D.F. King & Co. has been appointed as the information agent for the split off. Questions and requests for assistance and requests for additional copies of this prospectus should be directed to the information agent at the address set forth on the cover of this prospectus. Shares should not be surrendered to the information agent.

  Transfer Taxes

     Holders who surrender their shares in the redemption will not be obligated to pay any transfer taxes in connection with the split off.

RESULTS OF THE SPLIT OFF

     Upon consummation of the split off, we will be an independent public company owning and operating all of the businesses currently attributed to AT&T's Liberty Media Group. See "Business" for a discussion of those businesses. Immediately after the split off, we expect to have over 7,000 holders of record of shares of our common stock and approximately 2.6 billion shares of our common stock outstanding, based upon the number of record holders and outstanding shares of AT&T's Liberty Media Group tracking stock on February 28, 2001, and assuming no exercise of outstanding stock options or warrants. The actual number of shares of our common stock to be distributed will be determined on the redemption date.

     For information regarding options to purchase our common stock that will be outstanding after the split off, see "Management."

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT OFF

     The following discussion summarizes those U.S. federal income tax consequences resulting from the split off that materially affect AT&T and the holders of AT&T's Liberty Media Group tracking stock. This discussion is based upon currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to AT&T or the holders of AT&T's Liberty Media Group tracking stock as described in this prospectus.

     Holders of AT&T's Liberty Media Group tracking stock should be aware that this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons. In addition, the following discussion does not address the tax consequences of the split off under U.S. state or local and non-U.S. tax laws or the tax consequences of transactions effectuated prior to or after the split off (whether or not such transactions are undertaken in connection with the split off). ACCORDINGLY, HOLDERS OF AT&T'S LIBERTY MEDIA GROUP TRACKING STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPLIT OFF TO THEM.

     It is a non-waivable condition to the split off that a private letter ruling from the Internal Revenue Service shall have been received, in form and substance reasonably satisfactory to us and AT&T, with regard to the U.S. federal income tax consequences of the split off to the effect that the split off will be treated as a tax-free exchange under Section 355 of the Code and that, accordingly, for U.S. federal income tax purposes:

     - no gain or loss will be recognized by AT&T upon the exchange of our common stock for AT&T's Liberty Media Group tracking stock pursuant to the split off;

     - no gain or loss will be recognized by, and no amount will be included in the income of, a holder of AT&T's Liberty Media Group tracking stock upon the receipt of our common stock in exchange for AT&T's Liberty Media Group tracking stock pursuant to the split off;

     - the aggregate basis of our common stock in the hands of a former holder of AT&T's Liberty Media Group tracking stock will equal the aggregate basis of their shares of AT&T's Liberty Media Group tracking stock surrendered in exchange therefor; and

     - the holding period of our common stock received in the split off will include the holding period of AT&T's Liberty Media Group tracking stock exchanged therefor, provided that the shares of AT&T's Liberty Media Group tracking stock were held as a capital asset on the date of the split off.

     It is a non-waivable condition to the split off that such private letter ruling shall not have been revoked in whole or in part nor modified in any manner, in each case materially adverse to us, AT&T, or the holders of AT&T's Liberty Media Group tracking stock, and that all transactions described in the private letter ruling that are to be taken prior to the effective time off the split off shall have been taken prior to, and be in effect as of, the effective time of the split off.

     Although the ruling relating to the qualification of the split off as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions, including the representation that AT&T's Liberty Media Group tracking stock is stock of AT&T and not of Liberty. If any such factual representations or assumptions are incorrect or untrue in any material respect, the ruling may be invalidated. We and AT&T are not aware of any facts or circumstances that would cause such representations and assumptions to be incorrect or untrue in any material respect. Nevertheless, if AT&T consummates the split off and the split off is held to be taxable, both AT&T and the holders of AT&T's Liberty Media Group tracking stock would in all probability incur material tax liabilities. Under the tax sharing agreement between AT&T and us, we may be required to indemnify AT&T for certain tax liabilities that would be recognized by AT&T if the split off were taxable. Please see "Relationship Between AT&T and Our Company After the Split Off -- Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between AT&T and us.

     Even if the split off otherwise qualifies for tax-free treatment under
Section 355 of the Code, it may be disqualified as tax-free to AT&T under
Section 355(e) of the Code if 50% or more of either the total combined voting power or the total fair market value of our stock or the stock of AT&T is acquired as part of a plan or series of related transactions that include the split off. For this purpose, any acquisitions of our stock or AT&T's stock within two years before or after the split off (excluding the TCI merger) are presumed to be part of such a plan, although we or AT&T may be able to rebut that presumption. If such an acquisition of our stock or AT&T's stock triggers the application of Section 355(e), AT&T would recognize taxable gain, but the split off would generally be tax-free to each former holder of AT&T's Liberty Media Group tracking stock. Under the tax sharing agreement between AT&T and us, we may be required to indemnify AT&T for certain tax liabilities that are triggered by an acquisition of our stock. Please see "Relationship Between AT&T and Our Company After the Split Off -- Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between AT&T and us.

     U.S. Treasury regulations require each former holder of AT&T's Liberty Media Group tracking stock that receives shares of our stock in the split off to attach to the stockholder's U.S. Federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the redemption. The information necessary to comply with this requirement will be sent to holders of AT&T's Liberty Media Group tracking stock together with the letter of transmittal to be used in surrendering their shares.

LISTING AND TRADING OF OUR COMMON STOCK

     There is currently no public market for our common stock. We have applied to list our Series A common stock and Series B common stock on the New York Stock Exchange under the symbols "LMC.A" and "LMC.B", respectively.

     We cannot assure you as to the price at which our common stock will trade. The trading prices of our common stock after the split off may be less than, equal to or greater than the trading price of AT&T's Liberty Media Group tracking stock prior to the split off.

     Shares of our common stock issued in redemption of AT&T's Liberty Media Group tracking stock will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the split off generally include individuals or entities that control, are controlled by, or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

REASON FOR FURNISHING THIS PROSPECTUS

     We are furnishing this prospectus to provide information to holders of AT&T's Liberty Media Group tracking stock whose shares will be redeemed for shares of our common stock in the split off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or those of AT&T. The information contained in this prospectus is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our public disclosure obligations and practices.

                                  RISK FACTORS

FACTORS RELATING TO OUR SPLIT OFF FROM AT&T

     If the contribution and the split off do not qualify for tax-free treatment, holders of AT&T's Liberty Media Group tracking stock could incur significant tax liabilities, and we could incur a significant payment obligation to AT&T under the tax sharing agreement. It is a requirement of AT&T's charter that the split off be tax-free to the holders of AT&T's Liberty Media Group tracking stock. AT&T has received a private letter ruling from the Internal Revenue Service to the effect that, among other things, the contribution to us of the contributed assets and the distribution of our common stock in the split off will not be taxable to holders of AT&T's Liberty Media Group tracking stock or AT&T. It is a non-waivable condition to the split off that a private letter ruling from the Internal Revenue Service shall have been received to the effect that the split off will be treated as a tax-free exchange and that such ruling shall not have been revoked in whole or in part nor modified in any manner, in each case materially adverse to us, AT&T, or the holders of AT&T's Liberty Media Group tracking stock. Although the ruling relating to the qualification of the split off as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to the accuracy of factual information and factual representations made by AT&T and us that were provided to the Internal Revenue Service. If it is subsequently determined, for whatever reason, that the contribution or the split off did not qualify for tax-free treatment, holders of AT&T's Liberty Media Group tracking stock receiving our common stock in the split off and/or AT&T could incur significant tax liabilities. For a more complete discussion of the tax ruling and the tax consequences if the contribution and the split off are not tax-free, please see "The Split Off -- U.S. Federal Income Tax Consequences of the Split Off."

     If the contribution and the split off do not qualify for tax-free treatment to AT&T, we may be required to indemnify and pay AT&T under our tax sharing agreement with AT&T for certain tax liabilities incurred by AT&T with respect to the contribution and the split off. For a more complete discussion of the allocation of taxes and liabilities between us and AT&T under the tax sharing agreement after the split off, please see "Relationship Between AT&T and Our Company After the Split Off -- Tax Sharing Agreement."

     Because there has not been any public market for our common stock, you may not be able to sell your shares, following the split off, at or above the market price of AT&T's Liberty Media Group tracking stock prior to the split off. Although AT&T's Liberty Media Group tracking stock has been publicly traded since the TCI merger, there is no public market for our common stock. Because, among other things, our common stock will be a security of Liberty, rather than a security of AT&T, there can be no assurance that the public market for our common stock will be similar to the public market for AT&T's Liberty Media Group tracking stock. Ultimately, the value of each share of our common stock will be principally determined in the trading markets and could be influenced by many factors, including our operations, the growth and expansion of our businesses, investors' expectations of our prospects, our credit worthiness, trends and uncertainties affecting the industries in which we or our affiliates compete, future issuances and repurchases of our common stock and general economic and other conditions. The trading value of our common stock could be higher or lower than the trading value of AT&T's Liberty Media Group tracking stock, and we are unable to estimate whether such difference, whether favorable or unfavorable, will be material to the holders of our common stock.

FACTORS RELATING TO LIBERTY

     We depend on a limited number of potential customers for carriage of our programming services. The cable television and direct-to-home satellite industries are currently undergoing a period of consolidation. As a result, the number of potential buyers of our programming services and those of our business affiliates is decreasing. AT&T's cable television subsidiaries and affiliates, which as a group comprise one of the two largest operators of cable television systems in the United States, are collectively the largest single customer of our programming companies. With respect to some of our programming services and those of our business affiliates, this is the case by a significant margin. The existing agreements between AT&T's cable television subsidiaries and affiliates and the program suppliers owned or affiliated with us were entered into prior to the TCI merger. There can be no assurance that our owned and affiliated program suppliers will be able to negotiate renewal agreements with AT&T's cable television subsidiaries and affiliates. Although AT&T has agreed to extend any existing affiliation agreement of ours and our affiliates that expires on or before March 9, 2004 to a date not before March 9, 2009, that agreement is conditioned on mutual most favored nation terms being offered and the arrangements being consistent with industry practice. For more information about our relationship with AT&T, see "Relationship Between AT&T and Our Company After the Split Off."

     The liquidity and value of our interests in our business affiliates may be adversely affected by stockholders agreements and similar agreements to which we are a party. A significant portion of the equity securities we own is held pursuant to stockholder agreements, partnership agreements and other instruments and agreements that contain provisions that affect the liquidity, and therefore the realizable value, of those securities. Most of these agreements subject the transfer of the stock, partnership or other interests constituting the equity security to consent rights or rights of first refusal of the other stockholders or partners. In certain cases, a change in control of our company or of the subsidiary holding our equity interest will give rise to rights or remedies exercisable by other stockholders or partners, such as a right to initiate or require the initiation of buy/sell procedures. The split off is not a change of control event for these purposes. Some of our subsidiaries and business affiliates are parties to loan agreements that restrict changes in ownership of the borrower without the consent of the lenders. All of these provisions will restrict our ability to sell those equity securities and may adversely affect the price at which those securities may be sold. For example, in the event buy/sell procedures are initiated at a time when we are not in a financial position to buy the initiating party's interest, we could be forced to sell our interest at a price based upon the value established by the initiating party, and that price might be significantly less than what we might otherwise obtain.

     We do not have the right to manage our business affiliates, which means we cannot cause those affiliates to operate in a manner that is favorable to us. We do not have the right to manage the businesses or affairs of any of our business affiliates in which we have less than a majority voting interest. Rather, our rights may take the form of representation on the board of directors or a partners' or similar committee that supervises management or possession of veto rights over significant or extraordinary actions. The scope of our veto rights varies from agreement to agreement. Although our board representation and veto rights may enable us to exercise influence over the management or policies of an affiliate and enable us to prevent the sale of assets by a business affiliate in which we own less than a majority voting interest or prevent it from paying dividends or making distributions to its stockholders or partners, they do not enable us to cause these actions to be taken.

     Our business is subject to risks of adverse government regulation. Programming services, cable television systems, satellite carriers, television stations and internet companies are subject to varying degrees of regulation in the United States by the Federal Communications Commission and other entities. Such regulation and legislation are subject to the political process and have been in constant flux over the past decade. In addition, substantially every foreign country in which we have, or may in the future make, an investment regulates, in varying degrees, the distribution and content of programming services and foreign investment in programming companies and wireline and wireless cable communications, satellite, telephony and Internet services. Further material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that our business will not be adversely affected by future legislation, new regulation or deregulation. See "Business -- Regulatory Matters."

     We could be unable in the future to obtain cash in amounts sufficient to service our financial obligations. Our ability to meet our financial obligations depends upon our ability to access cash. We are a holding company, and our sources of cash include our available cash balances, net cash from the operating activities of our wholly owned subsidiaries, dividends and interest from our investments, availability under credit facilities and proceeds from asset sales.

     We obtained from one of our subsidiaries net cash of $5 million in calendar year 2000, $6 million in calendar year 1999 and $5 million in calendar year 1998. We did not obtain cash, in the form of dividends, loans, advances or otherwise, from any of our other operating subsidiaries during those periods or from any of our subsidiaries during the first three months of 2001. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject. Some of our subsidiaries are subject to loan agreements that restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to stockholders and partners.

     We generally do not receive cash, in the form of dividends, loans, advances or otherwise, from our business affiliates. In this regard, we do not have sufficient voting control over most of our business affiliates to cause those companies to pay dividends or make other payments or advances to their partners or stockholders (including us).

     We may make significant capital contributions and loans to our subsidiaries and business affiliates to cover operating losses and fund development and growth, which could limit the amount of cash available to pay our own financial obligations or to make acquisitions or investments. The development of video programming, communications, technology and Internet businesses involves substantial costs and capital expenditures. As a result, many of our business affiliates have incurred operating and net losses to date and are expected to continue to incur significant losses for the foreseeable future. Our results of operations include our, and our consolidated subsidiaries', share of the net losses of their affiliates. The share of net losses amounted to $1,302 million for the first three months of 2001, $3,485 million for calendar year 2000 and $970 million for calendar year 1999.

     We may make significant capital contributions and loans to our existing and future subsidiaries and business affiliates to help cover their operating losses and fund the development and growth of their respective businesses and assets. We have assisted, and may in the future assist, our subsidiaries and business affiliates in their financing activities by guaranteeing bank and other financial obligations. At March 31, 2001, we had guaranteed various loans, notes payable, letters of credit and other obligations of certain of our subsidiaries and business affiliates totaling approximately $1,681 million.

     To the extent we make loans and capital contributions to our subsidiaries and business affiliates or we are required to expend cash due to a default by a subsidiary or business affiliate of any obligation we guarantee, there will be that much less cash available to us with which to pay our own financial obligations or make acquisitions or investments.

     If we fail to meet required capital calls to a subsidiary or business affiliate, we could be forced to sell our interest in that company, our interest in that company could be diluted or we could forfeit important rights. We are parties to stockholder and partnership agreements that provide for possible capital calls on stockholders and partners. Our failure to meet a capital call, or other commitment to provide capital or loans to a particular company, may have adverse consequences to us. These consequences may include, among others, the dilution of our equity interest in that company, the forfeiture of our right to vote or exercise other rights, the right of the other stockholders or partners to force us to sell our interest at less than fair value, the forced dissolution of the company to which we have made the commitment or, in some instances, a breach of contract action for damages against us. Our ability to meet capital calls or other capital or loan commitments is subject to our ability to access cash. See "-- We could be unable in the future to obtain cash in amounts sufficient to service our financial obligations" above.

     We are subject to the risk of possibly becoming an investment company. Because we are a holding company and a significant portion of our assets consists of investments in companies in which we own less than a 50% interest, we run the risk of inadvertently becoming an investment company that is required to register under the Investment Company Act of 1940. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

     To avoid regulation under the Investment Company Act, we monitor the value of our investments and structure transactions with an eye toward the Investment Company Act. As a result, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, events beyond our control, including significant appreciation or depreciation in the market value of certain of our publicly traded holdings, could result in our becoming an inadvertent investment company. If we were to become an inadvertent investment company, we would have one year to divest of a sufficient amount of investment securities and/or acquire other assets sufficient to cause us to no longer be an investment company.

     If it were established that we are an unregistered investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

     It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders. Certain provisions of our restated certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include the following:

     - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

     - limiting who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders; and

     - establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     Section 203 of the Delaware General Corporation Law and any stock option plan relating to our common stock may also discourage, delay or prevent a change in control of our company.

     Our stock price may decline significantly because of stock market fluctuations that affect the prices of the companies in which we invest. The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of common stock of Internet and other technology companies. We have investments in many Internet and technology companies. If market fluctuations cause the stock price of these companies to decline, our stock price may decline.

     This prospectus contains forward looking statements concerning future events that are subject to risks, uncertainties and assumptions. Certain statements made in this prospectus under the captions entitled "Summary," "The Split Off," "Risk Factors," "Business" and "Management's Discussions and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words "believe," "anticipate," "intend," "estimate,"

"expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries and business affiliates, including, among other things, the following:

     - general economic and business conditions and industry trends;

     - the continued strength of the industries in which we are involved;

     - uncertainties inherent in our proposed business strategies;

     - our future financial performance, including availability, terms and deployment of capital;

     - availability of qualified personnel;

     - changes in, or our failure or inability to comply with, government regulations and adverse outcomes from regulatory proceedings;

     - changes in the nature of key strategic relationships with partners and business affiliates;

     - rapid technological changes;

     - our inability to obtain regulatory or other necessary approvals of any strategic transactions; and

     - social, political and economic situations in foreign countries where we do business.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. In light of these risks, uncertainties and other assumptions, the forward-looking events discussed in this prospectus might not occur.

                                DIVIDEND POLICY

     We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 31, 2001, assuming that the split off occurred on that date. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                       AS OF
                                                                  MARCH 31, 2001
                                                               ---------------------
                                                               (AMOUNTS IN MILLIONS)
Cash and cash equivalents...................................          $ 2,089
Short-term investments......................................              444
                                                                      -------
                                                                        2,533
                                                                      =======
Long-term debt (including current portion):
  Bank credit facilities....................................            1,967
  Senior Notes..............................................              742
  Senior Debentures.........................................            1,486
  Senior Exchangeable Debentures............................              854
  Senior notes of subsidiary................................              185
  Obligations under securities lending agreement............              315
  Other debt................................................              488
                                                                      -------
          Total debt........................................            6,037
Call option obligations(a)..................................            1,154
Stockholder's equity:
  Common stock(b)...........................................               --
  Additional paid-in capital................................           35,339
  Accumulated other comprehensive losses net of taxes.......             (579)
  Accumulated deficit.......................................             (688)
                                                                      -------
                                                                       34,072
  Due from related parties..................................              (25)
                                                                      -------
          Total stockholder's equity........................           34,047
                                                                      -------
          Total capitalization..............................          $41,238
                                                                      =======

---------------
(a) The call option obligation represents the fair value of the call option feature associated with our Senior Exchangeable Debentures. In connection with the adoption of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", the call option obligation was separated from the Senior Exchangeable Debentures and recorded separately in our financial statements at fair value. Changes in the fair value of the call option obligations subsequent to January 1, 2001 are recognized as unrealized gains (losses) in our consolidated statements of operations.

(b) We will have outstanding, immediately after the split off, approximately 2,377 million shares of Series A common stock and 212 million shares of Series B common stock, based on the number of shares of AT&T's Class A and Class B Liberty Media Group tracking stock outstanding as of February 28, 2001. In the split off, each share of AT&T's Liberty Media Group tracking stock will be redeemed for one share of the corresponding series of our common stock.

                         SELECTED FINANCIAL INFORMATION

     In the table below, we provide you with selected historical consolidated financial data of Liberty Media Corporation. This selected historical consolidated financial data includes the effect of the contributed assets. We derived the historical consolidated financial data from our consolidated financial statements (which have been restated to include the effects of the contributed assets) included elsewhere in this prospectus.

     On May 7, 2001, in anticipation of the split off, AT&T effected the contribution of the contributed assets to Liberty Media Corporation. These assets consist primarily of the following:

     - a preferred stock and common stock interest in a subsidiary of IDT Corporation, a multinational telecommunications services provider; and

     - an approximate 8% indirect common equity interest in Liberty Digital, Inc., one of our consolidated subsidiaries.

     These contributions, which represent only a portion of our assets, are being accounted for in a manner similar to a pooling of interests and, accordingly, the financial statements of Liberty Media Corporation for periods prior to the contributions have been restated to include the financial position and results of operations of the contributed assets (including the predecessor assets to our investment in the subsidiary of IDT) from the dates of their acquisition by AT&T. The predecessor assets included a preferred stock interest and common stock warrants in ICG Communications, Inc., a competitive local exchange telephone company, and a common equity interest in Teligent, Inc., a full services facilities based communications company.

     We have been a wholly owned subsidiary of TCI since August 1994. On March 9, 1999, AT&T acquired TCI in a merger transaction. For financial reporting purposes, the merger of AT&T and TCI is deemed to have occurred on March 1, 1999. In connection with the merger, the assets and liabilities of Liberty were adjusted to their respective fair values pursuant to the purchase method of accounting. For periods prior to March 1, 1999, the assets and liabilities of Liberty and the related consolidated results of operations are referred to below as "Old Liberty," and for periods subsequent to February 28, 1999, the assets and liabilities of Liberty and the related consolidated results of operations are referred to as "New Liberty." In connection with the merger, TCI effected an internal restructuring as a result of which certain assets and approximately $5.5 billion in cash were contributed to us.

     The financial data presented below is not necessarily comparable from period to period as a result of several transactions, including acquisitions and dispositions of consolidated subsidiaries. For this and other reasons, you should read the selected historical financial data provided below in conjunction with our consolidated financial statements and accompanying notes beginning on page F-1 and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21.

                                               NEW LIBERTY
                           ---------------------------------------------------                 OLD LIBERTY
                             THREE       THREE                                   ----------------------------------------
                            MONTHS      MONTHS                     TEN MONTHS     TWO MONTHS
                             ENDED       ENDED      YEAR ENDED       ENDED          ENDED        YEAR ENDED DECEMBER 31,
                           MARCH 31,   MARCH 31,   DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   -------------------------
                             2001        2000          2000           1999           1999        1998      1997     1996
                           ---------   ---------   ------------   ------------   ------------   -------   ------   ------
                                (UNAUDITED)
                                              (IN MILLIONS)                                   (IN MILLIONS)
OPERATING DATA:
Revenue..................   $   504     $   235      $ 1,526        $   729        $   235      $ 1,359   $1,225   $2,208
Operating income
  (loss).................      (207)        (83)         436         (2,214)          (158)        (431)    (260)     (66)
Interest expense.........      (133)       (439)        (399)          (134)           (25)        (104)     (40)     (53)
Share of losses of
  affiliates, net........    (1,302)       (382)      (3,485)          (904)           (66)      (1,002)    (785)    (332)
Gain on dispositions,
  net....................       810       2,441        7,340              4             14        2,449      406    1,558
Net earnings (loss)......      (152)        939        1,485         (2,021)           (70)         622     (470)     741
BALANCE SHEET DATA (AT
  PERIOD END):
Cash and cash
  equivalents............   $ 2,089     $ 2,177      $ 1,295        $ 1,714        $    31      $   228   $  100   $  434
Short-term investments...       444         525          500            378            125          159      248       59
Investments in
  affiliates.............    19,222      17,040       20,464         15,922          3,971        3,079    2,359    1,519
Investments in
  available-for-sale
  securities and
  others.................    19,681      34,564       19,035         28,593         11,974       10,539    3,971    2,257
Total assets.............    54,402      68,214       54,268         58,658         16,886       15,783    7,735    6,722
Debt including current
  portion................     6,037       6,810        6,363          3,277          2,087        2,096      785      555
Stockholder's equity.....    34,047      41,940       34,290         38,435          9,449        9,230    4,721    4,519

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information concerning our results of operations and financial condition as well as the results of operations and financial condition of certain other subsidiaries and assets of AT&T that are attributed to AT&T's Liberty Media Group. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

     AT&T's Liberty Media Group common stock is a tracking stock designed to reflect the economic performance of the businesses and assets of AT&T attributed to its Liberty Media Group. We are included in the Liberty Media Group. Following the contribution of the contributed assets described below, the businesses and assets of Liberty and its subsidiaries constitute all of the businesses and assets of the Liberty Media Group.

     AT&T currently owns all the outstanding shares of Class A common stock, Class B common stock and Class C common stock of Liberty Media Corporation. Prior to the split off, Liberty will recapitalize its common stock and increase its authorized number of shares. Liberty's Class A and Class B common stock will be recapitalized as Liberty's Series A common stock, and Liberty's Class C common stock will be recapitalized as Liberty's Series B common stock. In the split off, each share of AT&T's Liberty Media Group Class A and Class B tracking stock will be exchanged for one share of our Series A common stock and Series B common stock, respectively. Upon completion of the split off, Liberty will no longer be a subsidiary of AT&T, and there will be no outstanding shares of AT&T's Liberty Media Group tracking stock. The split off will be accounted for at historical cost.

     On May 7, 2001, in anticipation of the split off, AT&T effected the contribution of the contributed assets to Liberty Media Corporation. These assets consist primarily of the following:

     - a preferred stock and common stock interest in a subsidiary of IDT Corporation, a multinational telecommunications services provider; and

     - an approximate 8% indirect common equity interest in Liberty Digital, Inc., one of our consolidated subsidiaries.

     The contributions, which represent only a portion of our assets, are being accounted for in a manner similar to a pooling of interests and, accordingly, the financial statements of Liberty Media Corporation for periods prior to the contributions have been restated to include the financial position and results of operations of the contributed assets (including the predecessor assets to our investment in the subsidiary of IDT) from the dates of their acquisition by AT&T. The predecessor assets include a preferred stock interest and common stock warrants in ICG Communications, Inc., a competitive local exchange telephone company, and a common equity interest in Teligent, Inc., a full service facilities based communications company.

     Liberty's domestic subsidiaries generally operate or hold interests in businesses which provide programming services including production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software. In addition, certain of Liberty's subsidiaries hold interests in technology and Internet businesses, as well as interests in businesses engaged in wireless telephony, electronic retailing, direct marketing and advertising sales relating to programming services, infomercials and transaction processing. Liberty also has significant interests in foreign affiliates, which operate in cable television, programming and satellite distribution.

     Liberty's most significant consolidated subsidiaries at March 31, 2001, were Starz Encore Group LLC, Liberty Livewire Corporation and On Command Corporation. These businesses are either wholly or majority-owned and, accordingly, the results of operations of these businesses are included in the consolidated results of Liberty for the periods in which they were wholly or majority-owned.

     A significant portion of Liberty's operations are conducted through entities in which Liberty holds a 20%-50% ownership interest. These businesses are accounted for using the equity method of accounting and, accordingly, are not included in the consolidated results of Liberty except as they affect Liberty's interest in earnings or losses of affiliates for the period in which they were accounted for using the equity method. Included in Liberty's investments in affiliates at March 31, 2001 were USA Networks, Inc., Discovery Communications, Inc., Gemstar-TV Guide International, Inc., QVC, Inc., UnitedGlobalCom, Inc. and Telewest Communications plc.

     Liberty holds interests in companies that are neither consolidated subsidiaries nor affiliates accounted for using the equity method. The most significant of these include AOL Time Warner, Sprint Corporation, News Corp. and Motorola, Inc., which are classified as available-for-sale securities and are carried at fair value. Realized gains and losses are determined on a specific-identification basis.

     AT&T's acquisition of TCI by merger on March 9, 1999, has been accounted for using the purchase method. Accordingly, Liberty's assets and liabilities have been recorded at their respective fair values resulting in a new cost basis. For financial reporting purposes, the TCI merger is deemed to have occurred on March 1, 1999. Accordingly, for periods prior to March 1, 1999, the assets and liabilities of Liberty and the related consolidated financial statements are sometimes referred to herein as "Old Liberty," and for periods subsequent to February 28, 1999, the assets and liabilities of Liberty and the related consolidated financial statements are sometimes referred to herein as "New Liberty." "Liberty" refers to both New Liberty and Old Liberty.

SUMMARY OF OPERATIONS -- MOST RECENT INTERIM PERIOD

  GENERAL INFORMATION

     Starz Encore Group provides premium programming distributed by cable, direct-to-home satellite and other distribution media throughout the United States. Liberty Livewire provides sound, video and ancillary post-production and distribution services to the motion picture and television industries in the United States and Europe. On Command provides in-room on-demand video entertainment and information services to the domestic lodging industry. Due to the significance of their operations and to enhance the reader's understanding, separate financial data has been provided below for Starz Encore Group, Liberty Livewire and On Command for the periods in which they were consolidated. Included in the other category are Liberty's other consolidated subsidiaries and corporate expenses. Some of Liberty's significant other consolidated subsidiaries include Liberty Digital, Inc., Pramer S.C.A. and Liberty Cablevision of Puerto Rico. Liberty Digital is principally engaged in programming, distributing and marketing digital and analog music services to homes and businesses. Pramer is an owner and distributor of cable programming services in Argentina. Liberty Cablevision of Puerto Rico is a provider of cable television services in Puerto Rico. Liberty holds significant equity investments, the results of which are not a component of operating income, but are discussed below under "Investments in Affiliates Accounted for Using the Equity Method." Other items of significance are discussed separately below.

                                                       QUARTER                 QUARTER
                                                        ENDED                   ENDED
                                                      MARCH 31,     % OF      MARCH 31,     % OF
                                                        2001       REVENUE      2000       REVENUE
                                                      ---------    -------    ---------    -------
                                                               DOLLAR AMOUNTS IN MILLIONS
Starz Encore Group
  Revenue...........................................    $ 209        100%       $ 176        100%
  Operating, selling, general and administrative....      132         63          113         64
  Stock compensation................................        2          1           --         --
  Depreciation and amortization.....................       39         19           41         23
                                                        -----        ---        -----       ----
     Operating income...............................    $  36         17%       $  22         13%
                                                        =====        ===        =====       ====
Liberty Livewire
  Revenue...........................................    $ 155        100%       $  --         --
  Operating, selling, general and administrative....      124         80           --         --
  Stock compensation................................        5          3           --         --
  Depreciation and amortization.....................       35         23           --         --
                                                        -----        ---        -----       ----
     Operating loss.................................    $  (9)        (6)%      $  --         --
                                                        =====        ===        =====       ====
On Command
  Revenue...........................................    $  62        100%       $  --         --
  Operating, selling, general and administrative....       51         82           --         --
  Depreciation and amortization.....................       21         34           --         --
                                                        -----        ---        -----       ----
     Operating loss.................................    $ (10)       (16)%      $  --         --
                                                        =====        ===        =====       ====

                                                       QUARTER                 QUARTER
                                                        ENDED                   ENDED
                                                      MARCH 31,     % OF      MARCH 31,     % OF
                                                        2001       REVENUE      2000       REVENUE
                                                      ---------    -------    ---------    -------
                                                               DOLLAR AMOUNTS IN MILLIONS
Other
  Revenue...........................................    $  78           (a)     $  59           (a)
  Operating, selling, general and administrative....       92                      61
  Stock compensation................................       56                     (23)
  Depreciation and amortization.....................      154                     126
                                                        -----                   -----
     Operating loss.................................    $(224)                  $(105)
                                                        =====                   =====

---------------
(a) Not meaningful.

     Certain of Liberty's consolidated subsidiaries and equity affiliates (referred to as programming affiliates) are dependent on the entertainment industry for entertainment, educational and informational programming. A prolonged downturn in the economy could have a negative impact on the revenue and operating income of the programming affiliates. Such an event could reduce the development of new television and motion picture programming, thereby adversely impacting the programming affiliates' supply of service offerings. In addition, a soft economy could reduce consumer disposable income and consumer demand for the products and services of the programming affiliates.

THREE MONTHS ENDED MARCH 31, 2001, COMPARED TO MARCH 31, 2000

  CONSOLIDATED SUBSIDIARIES

     Starz Encore Group. The majority of Starz Encore Group's revenue is derived from the delivery of movies to subscribers under affiliation agreements between Starz Encore Group and cable operators and satellite direct-to-home distributors. Starz Encore Group entered into a 25-year affiliation agreement in 1997 with TCI. TCI cable systems were subsequently acquired by AT&T in the AT&T merger and operate under the name AT&T Broadband. Under this affiliation agreement with AT&T Broadband, Starz Encore Group receives fixed monthly payments in exchange for unlimited access to all of the existing Encore and STARZ! services. The payment from AT&T Broadband can be adjusted, in certain instances, if AT&T acquires or disposes of cable systems or if Starz Encore Group's programming costs increase above certain specified levels. As a result of AT&T's acquisition of MediaOne Group, Inc. on June 15, 2000, the contracted payment amount increased by approximately 20%. After adjusting for the elimination of the former MediaOne contract, the net payment amount from the combined AT&T companies increased by approximately 10%. Starz Encore Group's other affiliation agreements generally provide for payments based on the number of subscribers that receive Starz Encore Group's services.

     Revenue increased to $209 million for the three months ended March 31, 2001 from $176 million for the corresponding quarter of 2000, primarily due to increases in subscription units from all forms of distribution. These increases are due to subscription unit increases of 68% for Encore and its Thematic Multiplex, and 17% for STARZ!, as compared to the same period in 2000.

     Operating expenses increased 17% for the three months ended March 31, 2001, as compared to the corresponding period in 2000. Such increase is primarily due to an increase in programming expense partially offset by reduced affiliate marketing support and national branding expense.

     Liberty expects Starz Encore Group to generate an operating loss during 2001 due to continued stock compensation and depreciation and amortization expenses. It is expected that this operating loss will decrease compared to 2000 due to improved earnings before interest, taxes, depreciation and amortization.

     Liberty Livewire. On April 10, 2000, Liberty acquired all of the outstanding common stock of Four Media Company in exchange for AT&T's Class A Liberty Media Group tracking stock and cash. On June 9, 2000, Liberty acquired a controlling interest in The Todd-AO Corporation in exchange for AT&T's Class A Liberty Media Group tracking stock. Immediately following the closing of such transaction, Liberty contributed 100% of the capital stock of Four Media Company to Todd-AO in exchange for additional Todd-AO common stock. Following these transactions, Todd-AO changed its name to Liberty Livewire. On July 19, 2000, Liberty purchased all of the assets relating to the post-production, content and sound editorial businesses of Soundelux Entertainment Group and contributed such assets to Liberty Livewire for additional Liberty Livewire stock. Immediately following the contributions, Liberty owned approximately 88% of the equity and controlled approximately 99% of the voting power of Liberty Livewire, and as a result, began to consolidate the operations of Liberty Livewire during the quarter ended June 30, 2000. Liberty Livewire is dependent on the television and movie production industries for a substantial portion of its revenue. A strike by certain entertainment guilds could have a significant negative impact on Liberty Livewire's revenue during the periods affected by such strike.

     On Command. On March 28, 2000, Liberty completed its cash tender offer for the outstanding common stock of Ascent. Approximately 85% of the outstanding shares of common stock of Ascent were tendered in the offer. On June 28, 2000, Liberty acquired the remaining 15% of Ascent. On Command is a majority owned subsidiary of Ascent. On Command's principal business is providing pay-per-view entertainment and information services to the domestic lodging industry. Upon completion of the tender offer, Liberty consolidated the operations of On Command. Liberty expects On Command to generate an operating loss in 2001.

     Other. Included in this information are the results of Liberty's other consolidated subsidiaries and corporate expenses.

     Revenue increased 32% to $78 million for the three months ended March 31, 2001, as compared to $59 million for the corresponding period in 2000. Such increase is due to revenue growth at Liberty Digital, as well as revenue from Ascent Network Services, Inc., which was acquired in March 2000, as part of the Ascent transaction.

     Operating, selling, general and administrative expenses increased 51% to $92 million for the three months ended March 31, 2001 compared to $61 million for the same period in 2000. Included in the $92 million for 2001 is $11 million of expenses related to the split off. In addition, the increase in expenses for the three months ended March 31, 2001 is due to (i) start up expenses of True Position, Inc. which was acquired on January 14, 2000, (ii) increases in expenses of Liberty Digital and (iii) expenses related to Ascent Network Services.

     Depreciation and amortization for the three months ended March 31, 2001 increased 22%, as compared to the corresponding period in 2000. Such increase is due to amortization of intangibles recorded in connection with the acquisition of Ascent.

     The amount of expense associated with stock compensation is generally based on the vesting of the related stock options and stock appreciation rights and the market price of the underlying common stock. The expense reflected in the table is based on the market price of the underlying common stock as of the date of the financial statements and is subject to future adjustment based on market price fluctuations and, ultimately, on the final determination of market value when the rights are exercised.

     Other Income and Expense. Interest expense for the three months ended March 31, 2001 and March 31, 2000 was $133 million and $439 million, respectively. Liberty adopted Statement of Financial Accounting Standards No. 133 effective January 1, 2001. Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Prior to the adoption of Statement 133, the carrying amount of Liberty's senior exchangeable debentures was adjusted based on the fair value of the securities into which the debentures were exchangeable. Increases or decreases in the value of such securities above the principal amount of the senior exchangeable debentures were recorded as an adjustment to interest expense in the consolidated statements of operations and comprehensive earnings. Such adjustments aggregated $364 million for the three months ended March 31, 2000. Excluding such effect, interest expense increased from $75 million to $133 million due to increased borrowings during 2000 and the first quarter of 2001.

     Dividend and interest income for the three months ended March 31, 2001 and 2000 was $57 million and $79 million, respectively. The decrease in dividend and interest income during the three months ended March 31, 2001 is primarily attributed to the use of Liberty's cash balance in investing activities, combined with the elimination of $5 million in dividend income due to the merger of AOL and Time Warner.

     During the three months ended March 31, 2001, Liberty determined that certain of its other investments experienced other-than-temporary declines in value. As a result, the carrying amounts of such investments were adjusted to their respective fair values at March 31, 2001. These adjustments, which included a $127 million adjustment to Liberty's investment in Antec Corporation, resulted in a total charge of $304 million, before deducting a deferred tax benefit of $120 million.

     Aggregate gains from dispositions during the three month periods ended March 31, 2001 and 2000 were $810 million and $2,441 million, respectively. Included in gains from dispositions in 2001 are $570 million related to the merger of Viacom and BET, and $253 million related to the merger of AOL and Time Warner. Included in the 2000 gains from dispositions is $2.2 billion related to the acquisition of General Instruments by Motorola. See note 6 to Liberty's consolidated financial statements for the three months ended March 31, 2001 for a discussion of the foregoing transactions.

INVESTMENTS IN AFFILIATES ACCOUNTED FOR USING THE EQUITY METHOD

     Liberty's share of losses of affiliates for the three months ended March 31, 2001 and 2000 was $1,302 million and $382 million, respectively. A summary of Liberty's share of earnings (losses) of affiliates is presented below:

                                                                           THREE MONTHS
                                                                         ENDED MARCH 31,
                                                         PERCENTAGE    --------------------
                                                         OWNERSHIP       2001        2000
                                                         ----------    ---------    -------
                                                                       AMOUNTS IN MILLIONS
Gemstar................................................    21%          $  (897)     $  --
Discovery..............................................    49%              (65)       (63)
Telewest...............................................    25%             (131)       (87)
USAI and related investments...........................    21%              (13)        (7)
QVC....................................................    42%                2         (1)
UnitedGlobalCom........................................    11%              (45)       (50)
Teligent, Inc..........................................    34%              (85)       (71)
Other..................................................  various            (68)      (103)
                                                                        -------      -----
                                                                        $(1,302)     $(382)
                                                                        =======      =====

     At March 31, 2001, the aggregate carrying amount of Liberty's investments in its affiliates exceeded Liberty's proportionate share of its affiliates' net assets by $14 billion. Such excess is being amortized over estimated useful lives ranging from 2 to 20 years. Amortization aggregating $349 million and $184 million for the three months ended March 31, 2001 and 2000, respectively, is included in share of losses of affiliates. Liberty expects to continue to record share of losses in its affiliates for the foreseeable future principally due to the significant levels of excess basis amortization that is included in each affiliate's share of losses.

     Gemstar. Liberty's share of Gemstar's net loss was $897 million for the three months ended March 31, 2001 including excess basis amortization of $109 million. On July 12, 2000, TV Guide and Gemstar completed a merger whereby Gemstar acquired TV Guide. As a result of this transaction, 133 million shares of TV Guide held by Liberty were exchanged for 87.5 million shares of Gemstar common stock. At March 31, 2001, Liberty owned approximately 21% of Gemstar.

     On May 2, 2001, Liberty entered into a transaction with News Corp. to exchange 70.7 million shares of Gemstar held by Liberty for 121.5 million News Corp. American Depository Shares representing preferred limited voting ordinary shares of News Corp. The fair value of the securities received by Liberty is less than the expected carrying value of the Gemstar shares on the date of the exchange. As a result of the inherent loss on the exchange, Liberty recognized an other-than-temporary decline in value adjustment on all of its Gemstar interests in the first quarter of 2001. Such adjustment ($764 million) is included in share of losses of Gemstar.

     Telewest. Liberty's share of Telewest's net loss increased to $131 million for the three months ended March 31, 2001 from $87 million for the three months ended March 31, 2000, including excess basis amortization of $50 million and $22 million for 2001 and 2000, respectively. Liberty's share of Telewest's net loss increased due to the increase in excess basis amortization combined with a $46 million increase in Telewest's net loss. Telewest's net loss increased due to increased interest expense and increased depreciation and amortization expense resulting from acquisitions.

SUMMARY OF OPERATIONS -- ANNUAL PERIODS

     The discussion of our operations for the annual periods includes Starz Encore Group, Liberty Livewire and On Command. Included in the other category are Liberty's other consolidated subsidiaries and corporate expenses. Liberty's significant other consolidated subsidiaries include Liberty Digital, Pramer and Liberty Cablevision of Puerto Rico. The results of TV Guide are included for the two months ended February 28, 1999, after which time Liberty began accounting for this investment under the equity method of accounting. Liberty holds significant equity investments, the results of which are not a component of operating income, but are discussed below under "Investments in Affiliates Accounted for Under the Equity Method." Other items of significance are discussed separately below.

     GENERAL INFORMATION

     Liberty's consolidated statements of operations include information reflecting the year ended December 31, 2000 and the ten month period ended December 31, 1999 which represent the operations of New Liberty for periods subsequent to the TCI merger. The two month period ended February 28, 1999 and the year ended December 31, 1998 represent the operations of Old Liberty for periods prior to the TCI merger.

                                                        NEW LIBERTY                       OLD LIBERTY
                                     -------------------------------------------------    ------------
                                                                TEN MONTHS                 TWO MONTHS
                                      YEAR ENDED      % OF         ENDED        % OF         ENDED
                                     DECEMBER 31,     TOTAL    DECEMBER 31,     TOTAL     FEBRUARY 28,
                                         2000        REVENUE       1999        REVENUE        1999
                                     -------------   -------   -------------   -------    ------------
                                                       (DOLLAR AMOUNTS IN MILLIONS)
Starz Encore Group
 Revenue...........................     $   733        100%       $   539        100%        $ 101
 Operating, selling, general and
   administrative..................         498         68            415         77            60
 Stock compensation................         163         22            283         53             3
 Depreciation and amortization.....         157         21            148         27             1
                                        -------        ---        -------        ---         -----
       Operating (loss) income.....     $   (85)       (11)%      $  (307)       (57)%       $  37
                                        =======        ===        =======        ===         =====
Liberty Livewire
 Revenue...........................     $   295        100%       $    --         --         $  --
 Operating, selling, general and
   administrative..................         251         85             --         --            --
 Stock compensation................         (42)       (14)            --         --            --
 Depreciation and amortization.....          55         19             --         --            --
                                        -------        ---        -------        ---         -----
       Operating income............     $    31         10%       $    --         --         $  --
                                        =======        ===        =======        ===         =====
On Command
 Revenue...........................     $   200        100%       $    --         --         $  --
 Operating, selling, general and
   administrative..................         151         76             --         --            --
 Depreciation and amortization.....          65         32             --         --            --
                                        -------        ---        -------        ---         -----
       Operating loss..............     $   (16)        (8)%      $    --         --         $  --
                                        =======        ===        =======        ===         =====
Other
 Revenue...........................     $   298         (a)       $   190         (a)        $ 134
 Operating, selling, general and
   administrative..................         286                       181                      128
 Stock compensation................      (1,071)                    1,502                      180
 Depreciation and amortization.....         577                       414                       21
                                        -------                   -------                    -----
     Operating income (loss).......     $   506                   $(1,907)                   $(195)
                                        =======                   =======                    =====

                                                  OLD LIBERTY
                                     --------------------------------------

                                         % OF         YEAR ENDED     % OF
                                         TOTAL       DECEMBER 31,    TOTAL
                                        REVENUE          1998       REVENUE
                                     -------------   ------------   -------
                                          (DOLLAR AMOUNTS IN MILLIONS)
Starz Encore Group
 Revenue...........................      100%           $ 541         100%
 Operating, selling, general and
   administrative..................        59             445          82
 Stock compensation................         3              58          11
 Depreciation and amortization.....         1               8           1
                                          ---           -----         ---
       Operating (loss) income.....       37%           $  30           6%
                                          ===           =====         ===
Liberty Livewire
 Revenue...........................        --           $  --          --
 Operating, selling, general and
   administrative..................        --              --          --
 Stock compensation................        --              --          --
 Depreciation and amortization.....        --              --          --
                                          ---           -----         ---
       Operating income............        --           $  --          --
                                          ===           =====         ===
On Command
 Revenue...........................        --           $  --          --
 Operating, selling, general and
   administrative..................        --              --          --
 Depreciation and amortization.....        --              --          --
                                          ---           -----         ---
       Operating loss..............        --           $  --          --
                                          ===           =====         ===
Other
 Revenue...........................        (a)          $ 818          (a)
 Operating, selling, general and
   administrative..................                       698
 Stock compensation................                       460
 Depreciation and amortization.....                       121
                                                        -----
     Operating income (loss).......                     $(461)
                                                        =====

---------------
(a) Not meaningful.

     In order to provide a meaningful basis for comparing the years ended December 31, 2000, 1999 and 1998, the operating results of New Liberty for the ten months ended December 31, 1999 have been combined with the operating results of Old Liberty for the two months ended February 28, 1999, for purposes of the following table and discussion. Depreciation, amortization and certain other line items included in the operating results presented below are not comparable between periods as a result of the effects of purchase accounting adjustments related to the TCI merger. The combining of predecessor and successor accounting periods is not permitted by generally accepted accounting principles.

                                                                          COMBINED LIBERTY
                                             ---------------------------------------------------------------------------
                                              YEAR ENDED      % OF      YEAR ENDED      % OF      YEAR ENDED      % OF
                                             DECEMBER 31,     TOTAL    DECEMBER 31,     TOTAL    DECEMBER 31,     TOTAL
                                                 2000        REVENUE       1999        REVENUE       1998        REVENUE
                                             -------------   -------   -------------   -------   -------------   -------
                                                                    (DOLLAR AMOUNTS IN MILLIONS)
Starz Encore Group
  Revenue..................................     $   733        100%       $   640        100%        $ 541         100%
  Operating, selling, general and
    administrative.........................         498         68            475         74           445          82
  Stock compensation.......................         163         22            286         45            58          11
  Depreciation and amortization............         157         21            149         23             8           1
                                                -------        ---        -------        ---         -----         ---
         Operating (loss) income...........     $   (85)       (11)%      $  (270)       (42)%       $  30           6%
                                                =======        ===        =======        ===         =====         ===
Liberty Livewire
  Revenue..................................     $   295        100%       $    --         --         $  --          --
  Operating, selling, general and
    administrative.........................         251         85             --         --            --
  Stock compensation.......................         (42)       (14)            --         --            --          --
  Depreciation and amortization............          55         19             --         --            --          --
                                                -------        ---        -------        ---         -----         ---
         Operating income..................     $    31         10%       $    --         --         $  --          --
                                                =======        ===        =======        ===         =====         ===
On Command
  Revenue..................................     $   200        100%       $    --         --         $  --          --
  Operating, selling, general and
    administrative.........................         151         76             --         --            --          --
  Depreciation and amortization............          65         32             --         --            --          --
                                                -------        ---        -------        ---         -----         ---
         Operating loss....................     $   (16)        (8)%      $    --         --         $  --          --
                                                =======        ===        =======        ===         =====         ===
Other
  Revenue..................................     $   298         (a)       $   324         (a)        $ 818          (a)
  Operating, selling, general and
    administrative.........................         286                       309                      698
  Stock compensation.......................      (1,071)                    1,682                      460
  Depreciation and amortization............         577                       435                      121
                                                -------                   -------                    -----
         Operating income (loss)...........     $   506                   $(2,102)                   $(461)
                                                =======                   =======                    =====

---------------
(a) Not meaningful.

  YEAR ENDED DECEMBER 31, 2000, COMPARED TO DECEMBER 31, 1999

  CONSOLIDATED SUBSIDIARIES

     Starz Encore Group. Revenue increased to $733 million in 2000 from $640 million in 1999. Revenue from AT&T Broadband increased 11% during 2000 compared to the same period of 1999, pursuant to the terms of the AT&T/Starz Encore Group affiliation agreement. As AT&T's acquisition of MediaOne did not close until June 2000, the increase in revenue from AT&T Broadband only reflects the 20% increase in the contracted payment required under the AT&T/Starz Encore Group affiliation agreement for six and one-half months of 2000. Under this agreement, the amount paid by AT&T Broadband does not vary with the number of subscription units from AT&T Broadband unless such variations in subscription units are due to acquisitions or dispositions of cable systems, as discussed above. This category also includes revenue from cable systems that have been contributed by AT&T to joint ventures and are subject to the AT&T/ Starz Encore Group affiliation agreement. Revenue from cable affiliates other than AT&T Broadband increased 33% during 2000, compared to 1999 due to increases in subscription units for Encore and STARZ! services. MOVIEplex and Thematic Multiplex subscribers from cable affiliates other than AT&T Broadband increased by 15% and 239%, respectively, during 2000 compared to 1999, contributing to the increase in revenue. Revenue from satellite providers and other distribution technologies increased 7% during 2000, due to 17%, 26% and 51% increases in STARZ!, Encore and Thematic Multiplex subscription units, respectively. Revenue from satellite providers and other distribution technologies grew at a slower rate than subscription units due to contractual incentives.

     Operating, selling, general and administrative expenses increased by 5% during 2000 as compared to 1999, primarily due to an increase in programming expenses. Programming expenses increased due to an increase in programming license fees resulting from increased use of higher quality first-run films from certain movie studios. The increase in programming expense was partially offset by reduced spending on affiliate marketing and national branding efforts.

     Depreciation and amortization increased from $149 million during 1999 to $157 million during 2000. The increase was primarily the result of purchase accounting adjustments being in effect for the full year 2000 compared to only the last ten months of 1999.

     Starz Encore Group has granted phantom stock appreciation rights to certain of its officers. Compensation relating to the phantom stock appreciation rights has been recorded based upon the fair value of the Starz Encore Group as determined by a third-party appraisal. The amount of expense associated with the phantom stock appreciation rights is generally based on the vesting of such rights and the change in the fair value of the Starz Encore Group.

     Liberty expects Starz Encore Group to generate an operating loss during 2001 due to continued stock compensation and depreciation and amortization expenses. It is expected that this operating loss will decrease compared to 2000 due to improved earnings before interest, taxes, depreciation and amortization (Operating Cash Flow).

     Liberty Livewire. On April 10, 2000, Liberty acquired all of the outstanding common stock of Four Media Company in exchange for AT&T Class A Liberty Media Group common stock and cash. On June 9, 2000 Liberty acquired a controlling interest in The Todd-AO Corporation in exchange for AT&T Class A Liberty Media Group common stock. Immediately following the closing of such transaction, Liberty contributed 100% of the capital stock of Four Media Company to Todd-AO in exchange for additional Todd-AO common stock. Following these transactions, Todd-AO changed its name to Liberty Livewire. On July 19, 2000, Liberty purchased all of the assets relating to the post production, content and sound editorial businesses of Soundelux Entertainment Group. Immediately following such transaction, the assets of Soundelux were contributed to Liberty Livewire for additional Liberty Livewire stock. Following these transactions, Liberty owned approximately 88% of the equity and controlled approximately 99% of the voting power of Liberty Livewire, and as a result, began to consolidate the operations of Liberty Livewire during the quarter ended June 30, 2000.

     On Command. On March 28, 2000, Liberty announced that it had completed its cash tender offer for the outstanding common stock of Ascent Entertainment Group, Inc. Approximately 85% of the outstanding shares of common stock of Ascent were tendered in the offer. On June 8, 2000, Liberty completed its acquisition of 100% of Ascent. On Command is a majority-owned subsidiary of Ascent. On Command's principal business is providing pay-per-view entertainment and information services to the lodging industry. Upon completion of the tender offer, Liberty consolidated the operations of On Command. On Command's revenue could be negatively impacted by a protracted strike by certain entertainment guilds as the amount of programming available to On Command could be negatively impacted, thereby potentially reducing purchases of pay-per-view entertainment services by consumers.

     Other. Included in this information are the results of Liberty's other consolidated subsidiaries and corporate expenses. Revenue decreased 8% to $298 million for 2000 as compared to $324 million in 1999 primarily due to the deconsolidation of TV Guide on March 1, 1999, which accounted for $97 million of the decrease. The effect of the deconsolidation of TV Guide was partially offset by a $12 million increase in revenue at Pramer, a $20 million increase in revenue at Liberty Digital and a $12 million increase in revenue at other international subsidiaries. Ascent Network Services, Inc. which was acquired during March 2000 as part of the Ascent transaction, also contributed $17 million in additional revenue.

     Operating, selling, general and administrative expenses decreased 7% to $286 million for 2000 as compared to $309 million for 1999. The decrease in expenses is primarily due to the deconsolidation of TV Guide, which accounted for $76 million of the decrease. The effect of the TV Guide deconsolidation was offset by start up expenses of $26 million at TruePosition, Inc. which was acquired on January 14, 2000 as part of the Associated Group transaction, increased expenses of $9 million at each of Pramer and Liberty Digital, and $11 million of expenses associated with the acquisition of Ascent Network Services.

     Depreciation and amortization increased $142 million to $577 million for 2000 from $435 million for 1999. The increase was a result of the effects of purchase accounting adjustments related to the TCI merger and other acquisitions.

     The amount of expense associated with stock compensation is generally based on the vesting of the related stock options and stock appreciation rights and the market price of the underlying common stock. The expense reflected in the table is based on the market price of the underlying common stock as of the date of the financial statements and is subject to future adjustment based on market price fluctuations, vesting percentages and, ultimately, on the final determination of market value when the rights are exercised.

     Other Income and Expense. Interest expense was $399 million, $134 million and $25 million for the year ended December 31, 2000, the ten month period ending December 31, 1999 and the two month period ending February 28, 1999, respectively. The increase in interest expense during 2000 was a result of increased borrowings by Liberty during the second half of 1999 and the first quarter of 2000.

     The carrying amount of the senior exchangeable debentures is adjusted based on the fair value of the securities into which the debentures are exchangeable. Increases or decreases in the value of such securities above the principal amount of the senior exchangeable debentures (the Contingent Portion) are recorded as adjustments to interest expense in the consolidated statements of operations and comprehensive earnings. If the value of the underlying securities decreases below the principal amount of the senior exchangeable debentures there is no effect on the principal amount of such debentures.

     Dividend and interest income was $301 million, $242 million and $10 million for the year ended December 31, 2000, the ten month period ended December 31, 1999 and the two month period ended February 28, 1999, respectively. The increase in dividend and interest income during the year ended December 31, 2000 primarily represents interest earned on the cash collateral balance associated with the securities lending agreement, increased dividends from investments in News Corp. and Motorola and interest earned on cash balances at Ascent and Liberty Satellite & Technology, Inc. (LSAT).

     During the year ended December 31, 2000, Liberty determined that certain of its investments experienced other than temporary declines in value. As a result, the cost bases of such investments were adjusted to their respective fair values at December 31, 2000 based primarily on recent quoted market prices. These adjustments are reflected as impairment of investments in the consolidated statements of operations. The following table identifies the realized losses attributable to each of the individual investments as follows (amounts in millions):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                         INVESTMENT                               2000
                         ----------                           ------------
Motorola....................................................     $1,276
Primedia ...................................................        103
Others......................................................         84
                                                                 ------
                                                                 $1,463
                                                                 ======

     Aggregate gains from dispositions during the year ended December 31, 2000, the ten month period ended December 31, 1999 and the two month period ended February 28, 1999 were $7,340 million, $4 million and $14 million, respectively. Liberty recognized a gain of $2,233 million during the year ended December 31, 2000, in connection with the acquisition of General Instrument by Motorola. Liberty also recognized a $211 million gain during the year ended December 31, 2000, in connection with the exchange of Sprint PCS Group stock, valued at $300 million, for a preferred stock interest in LSAT. Liberty recognized a gain of $649 million during the year ended December 31, 2000, in connection with the acquisition of Flextech Limited by Telewest. Liberty recognized a gain of $4,391 million during the year ended December 31, 2000 in connection with the acquisition of TV Guide by Gemstar. In all of the above exchange transactions, the gains were calculated based upon the difference between the carrying value of the assets relinquished compared to the fair value of the assets received.

     Liberty recognized a gain on issuance of equity by affiliates and subsidiaries of $372 million during the two months ended February 28, 1999, in connection with the acquisition by United Video Satellite Group of the TV Guide properties.

  INVESTMENTS IN AFFILIATES ACCOUNTED FOR UNDER THE EQUITY METHOD

     Liberty's share of losses of affiliates was $3,485 million, $904 million and $66 million during the year ended December 31, 2000, the ten month period ending December 31, 1999 and the two month period ending February 28, 1999, respectively. A summary of Liberty's share of losses of affiliates is included below:

                                                      NEW LIBERTY                  OLD LIBERTY
                                        ----------------------------------------   ------------
                                                         YEAR        TEN MONTHS     TWO MONTHS
                                                        ENDED          ENDED          ENDED
                                        PERCENTAGE   DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,
                                        OWNERSHIP        2000           1999           1999
                                        ----------   ------------   ------------   ------------
                                                         (AMOUNTS IN MILLIONS)
USAI and related investments..........       21%       $   (36)        $ (20)          $ 10
Telewest..............................       25%          (441)         (222)           (38)
Discovery.............................       49%          (293)         (269)            (8)
Gemstar...............................       21%          (254)           --             --
QVC...................................       43%           (12)          (11)            13
UnitedGlobalCom.......................       11%          (211)           23             --
Teligent..............................       34%        (1,269)           --             --
Other.................................   various          (969)         (405)           (43)
                                                       -------         -----           ----
                                                       $(3,485)        $(904)          $(66)
                                                       =======         =====           ====

     During the year ended December 31, 2000, Liberty determined that its investments in ICG Communications and Teligent experienced other than temporary declines in value. As a result, the carrying amounts of these investments were adjusted to their respective fair values based on recent quoted market prices. These adjustments resulted in impairment charges of $839 million for Teligent and $485 million for ICG Communications. The impairment charges are reflected as an increase in share of losses of affiliates in the consolidated statements of operations.

     At December 31, 2000, the excess of Liberty's aggregate carrying amount in its affiliates over Liberty's proportionate share of its affiliates' net assets is approximately $15 billion. This excess basis is being amortized over estimated useful lives ranging from 2 to 20 years. Such amortization was approximately $1,058 million, $463 million and $9 million for the year ended December 31, 2000, the ten months ended December 31, 1999 and the two months ended February 28, 1999, respectively. Such excess basis amortization is included in Liberty's share of losses of its affiliates. Liberty expects to continue to record shares of losses of its affiliates for the foreseeable future principally due to the significant levels of excess basis amortization that is included in each affiliate's share of losses.

     USA Networks, Inc. Liberty's share of USA Networks, Inc.'s net earnings
(loss) was approximately $(36) million, $(20) million and $10 million for the year ended December 31, 2000, the ten month period ended December 31, 1999 and the two month period ended February 28, 1999, respectively. Liberty's share of losses for the year ended December 31, 2000 and the ten month period ended December 31, 1999, included $64 million and $53 million, respectively, in excess basis amortization. The increase in Liberty's share of USA Networks net loss from 1999 to 2000 is due to the inclusion of a full year of excess basis amortization during 2000 as compared to ten months excess basis amortization in 1999.

     Telewest. Liberty's share of Telewest's net losses was approximately $441 million, $222 million and $38 million for the year ended December 31, 2000, the ten month period ended December 31, 1999 and the two month period ended February 28, 1999, respectively. Liberty's share of losses for the year ended December 31, 2000 and the ten month period ended December 31, 1999 included $164 million and $73 million, respectively, in excess basis amortization. Liberty's share of Telewest's net loss increased due to the increase in excess basis amortization combined with a $270 million increase in Telewest's net loss from 1999 to 2000. Telewest's net loss increased due to increased interest expense and increased depreciation and amortization expense resulting from acquisitions.

     Discovery. Liberty's share of Discovery's net loss was approximately $293 million, $269 million, and $8 million for the year ended December 31, 2000, the ten month period ended December 31, 1999 and the two month period ended February 28, 1999, respectively. Liberty's share of losses for the year ended December 31, 2000 and the ten month period ended December 31, 1999, included $187 million and $155 million, respectively, in excess basis amortization. The increase in Liberty's share of Discovery's net loss from 1999 to 2000 is due to the inclusion of a full year of excess basis amortization during 2000 as compared to ten months excess basis amortization in 1999. The increase in excess basis amortization was offset by a reduction in Discovery's net loss due to an increase in Operating Cash Flow that was partially offset by increased interest expense and launch support.

     Gemstar. Liberty's share of Gemstar's net loss was $254 million from the date of acquisition through December 31, 2000 and included excess basis amortization of $199 million. On July 12, 2000, TV Guide and Gemstar completed a merger whereby Gemstar acquired TV Guide. As a result of this transaction, 133 million shares of TV Guide held by Liberty were exchanged for 87.5 million shares of Gemstar common stock. Following the merger, Liberty owned approximately 21.4% of Gemstar.

     QVC. Liberty's share of QVC's net earnings (loss) was approximately $(12) million, $(11) million and $13 million for the year ended December 31, 2000, the ten month period ended December 31, 1999 and the two month period ended February 28, 1999, respectively. Liberty's share of losses for the year ended December 31, 2000 and the ten month period ended December 31, 1999 included $110 million and $92 million, respectively, in excess basis amortization. The increase in excess basis amortization was offset by an increase in QVC's net income. The increase in net income principally resulted from growth at QVC's domestic and international businesses.

     UnitedGlobalCom. Liberty's share of UnitedGlobalCom's net loss was $211 million for the year ended December 31, 2000 and Liberty's share of earnings was $23 million for the ten months ended December 31, 1999. Liberty's share of UnitedGlobalCom's operations included $46 million and $6 million in excess basis amortization for the year ended December 31, 2000 and the ten months ended December 31, 1999, respectively. Liberty purchased 9.9 million class B shares of UnitedGlobalCom for approximately $493 million in cash on September 30, 1999. Liberty's ownership in UnitedGlobalCom is approximately 11% on an economic basis and 37% on voting basis. Liberty recorded share of earnings in

1999 due to gains that UnitedGlobalCom recorded during the fourth quarter of 1999 resulting from sales of investments in affiliates. Such gains recorded by UnitedGlobalCom in 1999 were non-recurring.

     Teligent. Liberty's share of Teligent's net loss was $1,269 million for the year ended December 31, 2000. Liberty's share of losses for the year ended December 31, 2000 included $122 million in excess basis amortization and $839 million related to the impairment charge discussed above. On January 14, 2000, Liberty completed its acquisition of The Associated Group, Inc. pursuant to a merger agreement among AT&T, Liberty and Associated Group. As a result of this transaction Liberty received approximately 21.4 million shares of common stock of Teligent. Liberty's ownership in Teligent was approximately 34% at December 31, 2000.

  YEAR ENDED DECEMBER 31, 1999, COMPARED TO DECEMBER 31, 1998

  CONSOLIDATED SUBSIDIARIES

     Starz Encore Group. Revenue increased to $640 million in 1999 from $541 million in 1998. Revenue from AT&T Broadband increased 13% during 1999, compared to the same period of 1998, pursuant to the terms of the AT&T/Starz Encore Group affiliation agreement. Under this agreement, the amount paid by AT&T Broadband does not vary with the number of subscription units from AT&T Broadband. This category also includes revenue from cable systems that have been contributed by AT&T to joint ventures and are subject to the AT&T/Starz Encore Group affiliation agreement. Revenue from cable affiliates other than AT&T Broadband increased 33% during 1999, compared to 1998 mainly due to increases in subscription units for Encore and STARZ! services, combined with small increases in rates charged. MOVIEplex and Thematic Multiplex subscribers from cable affiliates other than AT&T Broadband increased by 42% and 414%, respectively, during 1999 compared to 1998, contributing to the increase in revenue. Revenue from satellite providers and other distribution technologies increased 21% during 1999, due to 17%, 15% and 26% increases in STARZ!, Encore and Thematic Multiplex subscription units, respectively, partially offset by subscriber volume and penetration discounts.

     Programming and other operating expenses increased by 12% during 1999, compared to 1998, primarily due to increased first run exhibitions on Encore and the Thematic Multiplex channels. Sales and marketing expenses increased by 6% during 1999, compared to 1998, due to the "New Encore" national awareness campaign during 1999. The "New Encore" campaign is branding Encore as a first-run premium pay service.

     Depreciation and amortization increased from $8 million during 1998 to $149 million during 1999. The increase was a direct result of the effects of purchase accounting adjustments related to the TCI merger.

     Starz Encore Group has granted phantom stock appreciation rights to certain of its officers. Compensation relating to the phantom stock appreciation rights has been recorded based upon the fair value of the Starz Encore Group as determined by a third-party appraisal. The amount of expense associated with the phantom stock appreciation rights is generally based on the vesting of such rights and the change in the fair value of the Starz Encore Group.

     Other. Revenue decreased 60% from $818 million for 1998, to $324 million for 1999. The decrease in revenue was due to the sale of Netlink Wholesale, Inc. during January 1999, the sale of CareerTrack, Inc. in February 1999, and the deconsolidation of TV Guide in March 1999. Netlink Wholesale, Career Track and TV Guide accounted for $33 million, $73 million and $501 million of the decrease, respectively. This decrease was partially offset by the acquisition of Pramer in August 1998, which contributed $47 million to revenue in 1999.

     Operating, selling, general and administrative expenses decreased 56% to $309 million for 1999, from $698 million for 1998. The sales of Netlink and CareerTrack and the deconsolidation of TV Guide accounted for $22 million, $74 million and $399 million of the decrease, respectively. These decreases were partially offset by the acquisition of Pramer, which added $37 million of expenses, and $18 million of additional corporate expenses in 1999 associated with the TCI merger.

     Depreciation and amortization increased $314 million to $435 million for 1999 from $121 million during 1998. The increase was a result of the effects of purchase accounting adjustments related to the TCI merger.

     The amount of expense associated with stock compensation is generally based on the vesting of the related stock options and stock appreciation rights and the market price of the underlying common stock. The expense reflected in the table is based on the market price of the underlying common stock as of the date of the financial statements and is subject to future adjustment based on market price fluctuations and, ultimately, on the final determination of market value when the rights are exercised.

     Other Income and Expense. Interest expense was $134 million, $25 million and $104 million for the ten month period ending December 31, 1999, the two month period ending February 28, 1999, and the year ended December 31, 1998, respectively. The increase in interest expense during the 1999 periods was a result of increased borrowings by Liberty during 1999.

     Dividend and interest income was $242 million, $10 million and $65 million for the ten month period ending December 31, 1999, the two month period ending February 28, 1999 and the year ending December 31, 1998, respectively. The increase in dividend and interest income during 1999 primarily represents dividends and interest income from the investment of the $5.5 billion received in connection with the TCI merger.

     Aggregate gains from dispositions and issuance of equity by affiliates and subsidiaries during the ten month period ended December 31, 1999, the two month period ended February 28, 1999, and the year ended December 31, 1998 were $4 million, $386 million and $2,554 million, respectively. Liberty recognized a gain of $372 million during the two months ended February 28, 1999, in connection with the acquisition by United Video Satellite Group of the TV Guide properties. Liberty recorded a gain of $1,873 million during 1998 as a result of the exchange of its interest in PCS Ventures for shares of Sprint PCS Group stock. Effective January 1, 1998, Time Warner acquired the business of Southern Satellite from Liberty for $213 million in cash resulting in a $515 million pre-tax gain.

  INVESTMENTS IN AFFILIATES ACCOUNTED FOR UNDER THE EQUITY METHOD

     Liberty's share of losses of affiliates was $904 million, $66 million and $1,002 million during the ten month period ending December 31, 1999, the two month period ending February 28, 1999, and the year ending December 31, 1998, respectively. A summary of Liberty's share of losses of affiliates is included below:

                                                  NEW LIBERTY            OLD LIBERTY
                                                  ------------   ---------------------------
                                                   TEN MONTHS     TWO MONTHS        YEAR
                                                     ENDED          ENDED          ENDED
                                                  DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,
                                                      1999           1999           1998
                                                  ------------   ------------   ------------
                                                            (AMOUNTS IN MILLIONS)
USAI and related investments....................     $ (20)          $ 10         $    30
Telewest........................................      (222)           (38)           (134)
Discovery.......................................      (269)            (8)            (39)
QVC.............................................       (11)            13              64
UnitedGlobalCom.................................        23             --              --
PCS Ventures....................................        --             --            (629)
Other...........................................      (405)           (43)           (294)
                                                     -----           ----         -------
                                                     $(904)          $(66)        $(1,002)
                                                     =====           ====         =======

Liberty's share of losses of affiliates included $463 million, $9 million and $8 million in excess basis amortization for the ten months ended December 31, 1999, the two months ended February 28, 1999 and the year ended December 31, 1998.

     USA Networks, Inc. Liberty's share of USA Networks, Inc.'s net earnings
(loss) was approximately $(20) million, $10 million and $30 million for the ten month period ended December 31, 1999, the two month period ended February 28, 1999 and the year ended December 31, 1998, respectively. Liberty's share of losses for the ten month period ended December 31, 1999, included $53 million in excess basis amortization. Liberty's recorded increased share of losses in USA Networks in 1999 due to the excess basis amortization combined with a decrease in USA Network's net income.

     Telewest. Liberty's share of Telewest's net loss was approximately $222 million, $38 million and $134 million for the ten month period ended December 31, 1999, the two month period ended February 28, 1999, and the year ended December 31, 1998, respectively. Liberty's share of losses for the ten month period ended December 31, 1999, included $73 million in excess basis amortization. Liberty's share of Telewest's net loss increased due to the excess basis amortization combined with a $308 million increase in Telewest's net loss. The increase in Telewest's net loss was due to increased interest expense and increased depreciation and amortization expense resulting from acquisitions and increased foreign currency transaction losses.

     Discovery. Liberty's share of Discovery's net loss was approximately $269 million, $8 million and $39 million for the ten month period ended December 31, 1999, the two month period ended February 28, 1999 and the year ended December 31, 1998, respectively. Liberty's share of losses for the ten month period ended December 31, 1999, included $155 million in excess basis amortization. Liberty's share of Discovery's net loss increased due to the excess basis amortization combined with a $175 million increase in Discovery's net loss. The increase in the net loss was due to increased interest expense and launch support.

     QVC. Liberty's share of QVC's net (loss) earnings was approximately $(11) million, $13 million and $64 million for the ten month period ended December 31, 1999, the two month period ended February 28, 1999, and the year ended December 31, 1998, respectively. Liberty's share of losses for the ten month period ended December 31, 1999 included $92 million in excess basis amortization. The decrease in Liberty's share of QVC's earnings was due to the excess basis amortization offset partially by a $72 million increase to QVC's net income resulting from revenue growth and improved gross margins.

     PCS Ventures. Liberty's share of losses from its investment in the PCS Ventures was $629 million during 1998. On November 23, 1998, Liberty exchanged its investments in certain wireless businesses (PCS Ventures) for Sprint PCS Group stock and certain other instruments convertible into such securities (Sprint Securities). Through November 23, 1998, Liberty accounted for its interest in the PCS Ventures using the equity method of accounting; however, as a result of the foregoing exchange, Liberty's less than 1% voting interest in Sprint and the transfer of its Sprint Securities to a trust prior to the TCI merger, Liberty no longer exercises significant influence with respect to its investment in the PCS Ventures. Accordingly, Liberty accounts for its investment in the Sprint PCS Group stock as an available-for-sale security.

LIQUIDITY AND CAPITAL RESOURCES

     Liberty's sources of funds include its available cash balances, net cash from operating activities, dividend and interest receipts, proceeds from asset sales and proceeds from financing activities. Liberty is generally not entitled to the cash resources or cash generated by operations of its subsidiaries and business affiliates. Liberty is primarily dependent upon its financing activities to generate sufficient cash resources to meet its future cash requirements and planned commitments.

     Upon consummation of the AT&T merger, through a new tax sharing agreement between Liberty and AT&T, Liberty became entitled to the benefit of all of the net operating loss carryforwards available to the entities included in TCI's consolidated income tax return as of the date of the AT&T merger. In addition, under the tax sharing agreement, Liberty will receive a cash payment from AT&T in periods when Liberty generates taxable losses and those taxable losses are utilized by AT&T to reduce the consolidated income tax liability.

     In connection with the split off, Liberty will also be deconsolidated from AT&T for federal income tax purposes. As a result, AT&T will be required to pay Liberty an amount equal to 35% of the amount of the net operating loss carryforward reflected in TCI's final federal income tax return that has not been used as an offset to Liberty's obligations under the tax sharing agreement and that has been, or is reasonably expected to be, utilized by AT&T. The payment will be reduced by Liberty's obligation under

TCI's 1995 tax sharing agreement. The expected net payment from AT&T is approximately $692 million. In addition, certain deferred intercompany gains will be includible in taxable income as a result of the split off and the resulting tax liability of approximately $122 million will be an obligation of Liberty.

     In connection with the private letter ruling received by AT&T with respect to the tax consequences of the split off, Liberty represented to the Internal Revenue Service that, within one year following the split off, it will issue, subject to market and business conditions, at least $250 million to $500 million of our common stock for cash or other assets, and, within two years following the split off, it will issue at least $500 million to $1 billion of our common stock (including any common stock issued during the first year) for cash or other assets.

     At March 31, 2001, Liberty owned 81.7 million ADSs of News Corp. and 62.6 million shares of Motorola common stock. Liberty receives dividends on its ownership interests in these entities periodically. There can be no assurance that such dividends will continue to be paid.

     Liberty owns shares of Fox Kids Worldwide preferred stock which pays quarterly dividends at the annual rate of 9% of the liquidation value of $1,000 per share. Cash dividends received by Liberty aggregate $8 million per quarter. If Fox Kids Worldwide does not declare or pay a quarterly dividend, that dividend will be added to the liquidation value and the dividend rate will increase to 11.5% per annum until all accrued and unpaid dividends are paid. News Corp. has undertaken to fund all amounts needed by Fox Kids Worldwide to pay any amounts it is required to pay under the certificate of designations for the Fox Kids Worldwide preferred stock, including payment of the liquidation value of that stock upon any optional or mandatory redemption of that stock.

     At March 31, 2001, Liberty and its consolidated subsidiaries had bank credit facilities which provided for borrowings of up to $2,166 million. Borrowings under these facilities of $1,967 million were outstanding at March 31, 2001. Certain assets of Liberty's consolidated subsidiaries serve as collateral for borrowings under these bank credit facilities. Also, these bank credit facilities contain provisions which limit additional indebtedness, sales of assets, liens, guarantees and distributions by the borrowers.

     On January 7, 2000, a trust, which holds Liberty's investment in Sprint, entered into agreements to loan 18 million shares of Sprint PCS Group stock to a third party, as agent. The obligation to return those shares is secured by cash collateral equal to 100% of the market value of that stock, which was $315 million at March 31, 2001. During the period of the loan, which is terminable by either party at any time, the cash collateral is to be marked-to-market daily. The trust, for the benefit of Liberty, has the use of 80% of the cash collateral plus any interest earned thereon during the term of the loan, and is required to pay a rebate fee equal to the Federal funds rate less 30 basis points to the borrower of the loaned shares. Interest earned on the cash collateral aggregated $23 million as of March 31, 2001, and Liberty had utilized $256 million of the cash collateral and interest income as of such date. Unutilized cash collateral of $59 million at March 31, 2001, which represents restricted cash, is included in other current assets in the consolidated balance sheets.

     In January 2001, Liberty received net cash proceeds of $588 million (after underwriter fees of $12 million) from the issuance of its 3 1/2% senior exchangeable debentures due 2031. Each $1,000 face amount of these debentures is exchangeable, at the option of the holder, for the value of 36.8189 shares of Motorola stock. Liberty may pay such value in cash, with shares of Motorola stock or a combination of cash and stock, as determined in the debentures.

     In March 2001, Liberty received net cash proceeds of $801 million (after underwriter fees of $17 million) from the issuance of its 3 1/4% senior exchangeable debentures due 2031. Each $1,000 face amount of these debentures is exchangeable, at the option of the holder, for the value of 18.5666 shares of Viacom. Liberty may pay such value in cash, with shares of Viacom stock or a combination of cash and stock, as determined in the debentures.

     Based on currently available information and expected future transactions, Liberty expects to receive approximately $223 million in dividend and interest income during the year ended December 31, 2001.

Based on current debt levels and current interest rates, Liberty expects to make interest payments of approximately $465 million during the year ended December 31, 2001.

     For so long as Liberty is a subsidiary of AT&T, there are restrictions on incurrence of debt of Liberty under an inter-group agreement with AT&T. Liberty may not incur any debt that would cause the total indebtedness of Liberty at any time to be in excess of 25% ($9.5 billion at March 31, 2001) of the total market capitalization of AT&T's Liberty Media Group tracking stock, if the excess would adversely affect the credit rating of AT&T. There are no approvals required from Liberty's debt holders with respect to the split off.

     Various partnerships and other affiliates of Liberty accounted for under the equity method finance a substantial portion of their acquisitions and capital expenditures through borrowings under their own credit facilities and net cash provided by their operating activities.

     Pursuant to a proposed final judgment agreed to by TCI, AT&T and the United States Department of Justice on December 30, 1998, Liberty transferred all of its beneficially owned securities of Sprint PCS to a trustee prior to the AT&T merger. The final judgment, which was entered by the United States District Court for the District of Columbia on August 23, 1999, requires the Trustee, on or before May 23, 2002, to dispose of a portion of the Sprint PCS securities held by the trust sufficient to cause Liberty to beneficially own no more than 10% of the outstanding Sprint PCS Group common stock-Series 1 on a fully diluted basis on such date. On or before May 23, 2004, the trustee must divest the remainder of the Sprint PCS securities beneficially owned by Liberty.

     Liberty has guaranteed notes payable and other obligations of certain affiliates. At March 31, 2001, the U.S. dollar equivalent of the amounts borrowed pursuant to these guaranteed obligations aggregated approximately $461 million.

     Liberty intends to continue to develop its entertainment and information programming services and has made certain financial commitments related to the acquisition of programming. As of March 31, 2001, Starz Encore Group's future minimum obligation related to certain film licensing agreements was $1.2 billion. The amount of the total obligation is not currently estimable because such amount is dependent upon the number of qualifying films released theatrically by certain motion picture studios as well as the domestic theatrical exhibition receipts upon the release of such qualifying films. Continued development may require additional financing, and it cannot be predicted whether Starz Encore Group will obtain such financing. If additional financing cannot be obtained by Starz Encore Group, Starz Encore Group or Liberty could attempt to sell assets but there can be no assurance that asset sales, if any, can be consummated at a price and on terms acceptable to Liberty.

     We have agreed to a transaction with UnitedGlobalCom, Inc. (UGC) pursuant to which we will invest consideration equal to $1.4 billion and contribute certain of our interests in various international broadband distribution and programming assets, such as our interests in Cablevision S.A., Pramer S.C.A. and Torneos y Competencias S.A., in exchange for direct or indirect equity interests in UGC. Assuming the consummation of all of the contemplated transactions and the contribution of all of the assets proposed to be contributed, we would hold a substantial direct or indirect equity interest in UGC and, upon the occurrence of certain events, a controlling voting interest in UGC. However, pursuant to certain voting and standstill arrangements that would be entered into at the time of the closing of this transaction, our ability to exercise control of UGC would be limited. The voting and standstill arrangements would terminate upon the tenth anniversary of the closing, subject to earlier termination upon the occurrence of specified events. Although no assurance can be given that the contemplated transactions will be consummated, Liberty anticipates that any closing would occur during 2001 and such closing could have a significant impact on Liberty's capital resources.

CASH FLOWS FROM OPERATING ACTIVITIES

     Cash used in operating activities for the three months ended March 31, 2001 and 2000 was $361 million and $146 million, respectively, including payments related to stock appreciation rights of $202 million and $183 million, respectively.

CASH FLOWS FROM INVESTING ACTIVITIES

     Cash used in investing activities was $973 million and $975 million for the three months ended March 31, 2001 and 2000, respectively. Liberty uses cash to make contributions and investments in entities in which Liberty holds a 50% or less ownership interest. Cash flows from investing activities included cash used for investments in and loans to affiliates amounting to $310 million and $808 million during the three months ended March 31, 2001 and 2000, respectively.

CASH FLOWS FROM FINANCING ACTIVITIES

     Liberty is primarily dependent on financing activities to generate sufficient cash resources to meet its cash requirements. Financing cash flows consist primarily of borrowings and repayments of debt. Liberty had borrowings of $2,457 million and $2,410 million and repayments of $662 million and $772 million during the three months ended March 31, 2001 and 2000, respectively.

MARKET RISK

     Liberty is exposed to market risk in the normal course of business due to its investments in different foreign countries and ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in foreign currency exchange rates, interest rates and stock prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. Liberty has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

     Contributions to Liberty's foreign affiliates are denominated in foreign currency. Liberty therefore is exposed to changes in foreign currency exchange rates. Liberty does not hedge the majority of its foreign currency exchange risk because of the long-term nature of its interests in foreign affiliates. However, during the three months ended March 31, 2001, Liberty entered into forward purchase contracts with respect to 900 million Euros in connection with certain foreign currency denominated transactions which are expected to be completed in the third quarter of 2001. Liberty recorded $12 million in unrealized losses related to these contracts in the first quarter of 2001. If the price of the Euro had been 10% lower at March 31, 2001, Liberty would have recorded an additional unrealized loss on financial instruments, net of taxes, of $48 million. Liberty continually evaluates its foreign currency exposure based on current market conditions and the business environment in each country in which it operates.

     Liberty is exposed to changes in interest rates primarily as a result of its borrowing and investment activities, which include fixed and floating rate investments and borrowings used to maintain liquidity and to fund its business operations. The nature and amount of Liberty's long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. Liberty manages its exposure to interest rates primarily through the issuance of fixed rate debt that Liberty believes has a low stated interest rate and significant term to maturity. Liberty believes this best protects it from interest rate risk. As of March 31, 2001, 61% of Liberty's debt was composed of fixed rate debt with a weighted average interest rate of 5.9%. Liberty's variable rate debt had a weighted average interest rate of 6.4% at March 31, 2001. Had market interest rates been 100 basis points higher (representing an approximate 16% increase over Liberty's effective cost of borrowing) throughout the three months ended March 31, 2001 and 2000, Liberty would have recorded approximately $6 million and $2 million of additional interest expense, respectively. At March 31, 2001, the aggregate fair value of Liberty's notes and debentures was $3.5 billion, compared to a book value of $3.3 billion. Had the price of the securities underlying the call option obligations associated with the senior exchangeable debentures been 10% higher during the three months ended March 31, 2001, Liberty would have recorded an additional unrealized loss on financial instruments, net of taxes, of $98 million.

     Liberty is exposed to changes in stock prices primarily as a result of its significant holdings in publicly traded securities. Liberty continually monitors changes in stock markets, in general, and changes in the stock prices of its significant holdings, specifically. Changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors.

Equity collars and put spread collars have been used to hedge certain investment positions subject to fluctuations in stock prices.

     In order to illustrate the effect of changes in stock prices on Liberty's balance sheet and statement of operations, we provide the following sensitivity analysis. Had the stock price of Liberty's investments accounted for as available-for-sale securities been 10% lower at March 31, 2001, and December 31, 2000, the value of such securities would have been lower, including consideration of our equity collars, by $2 billion and $1.7 billion, respectively. Our unrealized gains, net of taxes would have also been lower by $1.2 billion and $1.0 billion, respectively. Had the stock price of our publicly traded investments accounted for using the equity method been 10% lower at March 31, 2001 and December 31, 2000, there would have been no impact on the carrying value of such investments. Liberty's cash collateral account and debt balance under the securities lending agreement would be reduced by $32 million if the underlying shares of the Sprint PCS Group decreased in value by 10%.

     Liberty measures the market risk of its derivative financial instruments through comparison of the blended rates achieved by those derivative financial instruments to the historical trends in the underlying market risk hedged. With regard to interest rate swaps, Liberty monitors the fair value of interest rate swaps as well as the effective interest rate the interest rate swap yields, in comparison to historical interest rate trends. Liberty believes that any losses incurred with regard to interest rate swaps would be offset by the effects of interest rate movements on the underlying hedged facilities. With regard to equity collars, Liberty monitors historical market trends relative to values currently present in the market. Liberty believes that any unrealized losses incurred with regard to equity collars and swaps would be offset by the effects of fair value changes on the underlying assets. These measures allow Liberty's management to measure the success of its use of derivative instruments and to determine when to enter into or exit from derivative instruments.

                                    BUSINESS

OVERVIEW

     We own interests in a broad range of video programming, communications and Internet businesses in the United States, Europe, South America and Asia and have some of the most recognized and respected brands. These brands include Encore, STARZ!, Discovery, TV Guide, Fox, USA, QVC, AOL, CNN, Motorola and Sprint PCS.

     Our management team, led by Dr. John C. Malone, our Chairman, and Mr. Robert R. Bennett, our President and Chief Executive Officer, has extensive expertise in creating and developing new businesses and opportunities for our subsidiaries and business affiliates and in building scale, brand power and market leadership. This expertise dates back to the mid-1980s when members of our management were instrumental in identifying and executing strategic transactions to provide TCI with quality programming for its cable television systems. Today, our management team continues to leverage its expertise and industry relationships on behalf of our subsidiaries and business affiliates to identify and execute strategic transactions that improve the value of their businesses and that allow us to take full advantage of new developments in consumer and technological trends.

     The media, entertainment and communications industries are currently undergoing tremendous changes due in part to the growth of new distribution technologies, led by the Internet and the implementation of digital compression. The growth in distribution technologies has, in turn, created strong demand for an ever increasing array of multimedia products and services. We are working with our subsidiaries and business affiliates to extend their established brands, quality content and networks across multiple distribution platforms to keep them at the forefront of these ongoing changes.

BUSINESS STRATEGY

     Our business strategy is to maximize our value by (1) working with the management teams of our existing subsidiaries and business affiliates to grow their established businesses and create new businesses; (2) identifying and executing strategic transactions that improve the value or optimize the efficiency of our assets; and (3) managing our capital structure to maintain liquidity, reduce risk and preserve a prudent debt structure. Key elements of our business strategy include the following:

     Promoting the internal growth of our subsidiaries and business affiliates. We actively seek to foster the internal growth of our subsidiaries and business affiliates by working with their management teams to expand their established businesses and create new businesses, often by extending their existing brands across multiple distribution platforms or effecting transactions that enhance the scale of their operations. Our emphasis is on the creation and development of multiple sources of revenue that enhance cash flow. We also seek to use our extensive industry experience and relationships to provide our subsidiaries and business affiliates with strategic alliances, greater visibility and improved positioning in their respective markets. While the form of our participation in our subsidiaries and business affiliates may change over time as a result of acquisitions, mergers and other strategic transactions, we generally seek to retain a significant long-term interest in their successors.

     Maintaining significant involvement in governance. We seek to add considerable value to our subsidiaries and business affiliates through our strategic, operational and financial advice. To ensure that we can exert significant influence over management where we own less than a majority voting interest in a business affiliate, we often seek representation at the board of directors level and contractual rights that assure our participation in material decision making. These contractual rights will typically include participation in budget decisions, veto rights over significant corporate actions and rights of first refusal with respect to significant dispositions of stock by management or strategic partners.

     Participating with experienced management and strategic partners. We seek to participate in companies with experienced management teams that are led by strong entrepreneurs, and partner with strategic investors that are engaged in complementary businesses with a demand for the products and services of our subsidiaries and business affiliates.

     Executing strategic transactions that optimize the efficiency of our assets. We seek to identify and execute acquisitions, consolidations and other strategic transactions that rationalize our participation in the businesses of our subsidiaries and business affiliates. We often undertake transactions of this nature to obtain the benefits of scale and liquidity as well as to further diversify our businesses. In pursuing new acquisition opportunities, we focus on businesses that have attractive growth characteristics and offer strategic benefits to our existing subsidiaries and business affiliates.

     Participating in financial transactions to optimize our financial structure. We continually reevaluate our capital structure in light of current and expected market conditions and seek to identify financial instruments and financing techniques that will maximize the return on our equity consistent with a prudent debt structure. We seek to enhance our financial flexibility by utilizing multiple sources of capital and preserving liquidity through our ownership of a mix of public and private assets.

RECENT DEVELOPMENTS

     We have agreed to a transaction with UnitedGlobalCom, Inc. (UGC) pursuant to which we will invest consideration equal to $1.4 billion and contribute certain of our interests in various international broadband distribution and programming assets, such as our interests in Cablevision S.A., Pramer S.C.A. and Torneos y Competencias S.A., in exchange for direct or indirect equity interests in UGC. Assuming the consummation of all of the contemplated transactions and the contribution of all of the assets proposed to be contributed, we would hold a substantial direct or indirect equity interest in UGC and, upon the occurrence of certain events, a controlling voting interest in UGC. However, pursuant to certain voting and standstill arrangements that would be entered into at the time of the closing of this transaction, our ability to exercise control of UGC would be limited. The voting and standstill arrangements would terminate upon the tenth anniversary of the closing, subject to earlier termination upon the occurrence of specified events. This transaction is subject to various conditions, including receipt of governmental and other third party approvals. UGC is a broadband communications provider of video, voice and data services outside the U.S. with operations in 23 countries and networks that reach more than 18 million homes and businesses and serve more than 9.5 million video customers.

     In October 2000, we restructured a portion of our ownership interests in TruePosition, ICG Communications, Sprint PCS, priceline.com and LSAT and increased our equity interest in LSAT. On October 27, 2000, in three separate transactions, (1) we sold 608,334 shares of TruePosition common stock to TP Investment, Inc., a company wholly owned by our Chairman, Dr. Malone, for $6 million in cash; (2) we and TP Investment each contributed shares of TruePosition common stock to Liberty TP LLC, a newly formed limited liability company; and (3) we and Liberty AGI, Inc., one of our subsidiaries, directly and through our respective subsidiaries, contributed a portion of our respective ownership interests in TruePosition, Sprint PCS, ICG Communications and priceline.com to Liberty TP Management, Inc., a newly formed corporation, in exchange for newly issued equity securities of Liberty TP Management. Concurrently, TP Investment contributed shares of LSAT's Class A and Class B common stock and $47.2 million in cash to Liberty TP Management, in exchange for newly issued equity securities of Liberty TP Management. On October 31, 2000 Liberty ICGX, Inc. and Liberty PCLN, Inc., two of our subsidiaries, each of which contributed assets to Liberty TP Management, each sold a portion of the Liberty TP Management securities it received in exchange for those assets to TP Investment for an aggregate of approximately $34.92 million. Salomon Smith Barney Inc. delivered an opinion to us and Liberty AGI that the aggregate consideration received in these transactions by us and Liberty AGI and our respective subsidiaries was fair from a financial point of view.

     On January 23, 2001, BET Holdings, II, Inc. was acquired by Viacom, Inc. in exchange for shares of Class B common stock of Viacom pursuant to an Agreement and Plan of Merger among Liberty, BET Holdings II, Inc., Viacom, Robert L. Johnson and the Johnson Children's Insurance Trust and certain of their respective affiliates. As a result of the merger, we received approximately 15.2 million shares of Viacom's Class B common stock in exchange for our 35% interest in BET Holdings II, Inc.

     On April 18, 2001, Liberty TP Management, Inc., one of our subsidiaries, transferred 50,000 shares of the 8% Series A-1 convertible preferred stock of ICG Communications, Inc., and a warrant to purchase an aggregate of 6,666,667 shares of common stock of ICG Communications to IDT Investments, Inc., a subsidiary of IDT Corporation. In exchange for the transfer of the preferred shares and the warrant, IDT Investments issued to Liberty TP Management 2,500 shares of Class B common stock and 10,000 shares of Series A convertible preferred stock of IDT Investments. Also, on April 18, 2001, Microwave Holdings, L.L.C., one of our subsidiaries, transferred all of its interests in Microwave Services, Inc., to IDT Investments in exchange for 7,500 shares of Class B common stock and 30,000 shares of Series A convertible preferred stock of IDT Investments. The sole assets of Microwave Services consisted of 21,436,689 shares of Class A common stock of Teligent, Inc. and related registration and other contractual rights. IDT Investments' Class B common stock is identical to its Class A common stock, except that the Class A common stock is entitled to one vote per share and the Class B common stock is entitled to one-tenth of a vote per share. Shares of IDT Investments' Series A-1 convertible preferred stock bear a face value of $1,000 per share, pay annual cash dividends at a rate of 5- 1/2% per annum and are convertible at the option of the holder into shares of Class B common stock.

     On May 2, 2001, pursuant to our September 27, 2000 letter agreement with News Corp., News Corp. acquired Liberty UVSG, Inc., our subsidiary that holds 70,704,586 shares of common stock of Gemstar-TV Guide International, Inc., in exchange for 121,463,409 American Depository Shares representing preferred limited voting ordinary shares of News Corp. In connection with the acquisition, we assigned certain of our rights under the stockholders agreement we entered into with New Corp., Gemstar-TV Guide and Henry C. Yuen (Chief Executive Officer of Gemstar-TV Guide) to News Corp. and persons designated by News Corp. replaced our designees on the board of Gemstar-TV Guide.

     The September 27, 2000 letter agreement with News Corp. also contemplates that, subject to the closing of an initial public offering of common stock of Sky Global Networks, Inc., a subsidiary of News Corp., with gross proceeds of at least $1 billion, Sky Global Networks will acquire Liberty TVGIA, Inc., our subsidiary that holds 16,761,150 shares of common stock of Gemstar-TV Guide, and our 10% interest in each of Innova S. de R.L., Sky Multi-County Partners, NetSat Servicos Ltda, DTH Techco Partners and Sky Latin America Partners in exchange for shares of Class A common stock of Sky Global Networks representing 4.76% of Sky Global Networks common equity, subject to adjustment for changes in the assets or liabilities of Sky Global Networks from those disclosed to us and to dilution in connection with the addition of other investors (the transactions described in this sentence, we refer to as the SGN/DTH Transactions). In addition, subject to the closing of such initial public offering occurring by June 22, 2001, the letter agreement contemplates that we would purchase from Sky Global Networks $500 million of its Class A common stock at the initial public offering price. If the Sky Global Networks public offering fails to occur by November 27, 2001, neither we nor News Corp. will be under any obligation to effect the SGN/DTH Transactions, and in lieu of such transactions, we will effect a transaction with News Corp. pursuant to which News Corp. will acquire Liberty TVGIA for a number of News Corp. ADSs equal to 1.7179 News Corp. ADSs for each share of Gemstar-TV Guide common stock held by Liberty TVGIA.

     The initial public offering of Sky Global Networks' common stock is not expected to occur by the June 22 date specified in the letter agreement. We are currently discussing with News Corp. alternatives to such public offering that would satisfy the conditions to our and Sky Global Networks' obligations under the letter agreement and the terms and conditions on which we may increase our proposed cash investment in Sky Global Networks.

BUSINESS OPERATIONS

     We are engaged principally in three fundamental areas of business:

     - Programming, consisting principally of interests in video programming services;

     - Communications, consisting principally of interests in cable television systems, telephony and satellite communication systems; and

     - Internet services and technology.
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

     The diagram below illustrates our business structure and lists several of our principal holdings (and our attributed ownership in each of these holdings) within each area of our business. For a complete list of our subsidiaries and business affiliates and additional information regarding our attributed ownership interest in each of these holdings, please see the more comprehensive table following this diagram.

                                    [CHART]

     The following table sets forth information concerning our subsidiaries and business affiliates and lists all of the businesses currently attributed to AT&T's Liberty Media Group, including businesses that were contributed to us by AT&T in anticipation of the split off. We hold these interests either directly or indirectly through partnerships, joint ventures, common stock investments or instruments convertible or exchangeable into common stock. Ownership percentages in the table are approximate, calculated as of May 15, 2001, and, where applicable and except as otherwise noted, assume conversion to common equity by us and, to the extent known by us, other holders. In some cases, our interest may be subject to buy/sell procedures, repurchase rights or, under certain circumstances, dilution.

                                                            SUBSCRIBERS AT                ATTRIBUTED
                                                               3/31/01         YEAR       OWNERSHIP
ENTITY                                                         (000'S)       LAUNCHED     AT 5/15/01
------                                                      --------------   --------     ----------
                                     VIDEO PROGRAMMING SERVICES
AOL Time Warner Inc.(1) (NYSE: AOL).......................                                     4%
Canales n.................................................          33(2)      1998          100%
Corus Entertainment Inc.(3) (TSE: CJR.B; NYSE: CJR).......                                    17%
Court TV..................................................      53,936         1991           50%
Crown Media Holdings, Inc.(4) (Nasdaq: CRWN)..............                                    16%
Discovery Communications, Inc. ...........................                                    49%
  Discovery Channel.......................................      81,771         1985
  The Learning Channel....................................      78,102         1980
  Animal Planet...........................................      67,876         1996
  Travel Channel..........................................      52,357         1987
  Discovery Health Channel................................      22,092         1999
  Discovery Digital Services (aggregate units)............      28,511(2)
     Discovery Civilization...............................                     1996
     Discovery Home & Leisure.............................                     1996
     Discovery Kids.......................................                     1996
     Discovery Science....................................                     1996
     Discovery Wings......................................                     1998
     Discovery en Espanol.................................                     1998
  Animal Planet Asia......................................      24,170         1998           25%
  Animal Planet Europe....................................       8,443         1998
  Animal Planet Japan(5)..................................         N/A         2000
  Animal Planet Latin America.............................       8,976         1998           25%
  Animal Planet UK........................................       6,257         1998
  Discovery Asia..........................................      38,183         1994
  Discovery Canada........................................       6,790         1995           10%
  Discovery India.........................................      18,652         1996
  Discovery Japan(5)......................................       2,202         1996
  Discovery Europe........................................      23,393         1989
  Discovery Turkey........................................       1,035         1997
  Discovery Germany.......................................       1,807         1996           25%
  Discovery Italy/Africa..................................       2,134         1996
  Discovery Latin America.................................      14,662         1996
  Discovery Latin America Kids Network....................      11,022         1996
  Discovery Middle East...................................         260         1997
  People & Arts (Latin America)...........................      11,203         1995           25%
  Europe Showcase.........................................      19,524         1998
  Discovery Home & Leisure (Europe).......................       7,099         1999
  Health Latin America....................................       3,788         2000
  Health UK...............................................       4,542         2000

                                                            SUBSCRIBERS AT                ATTRIBUTED
                                                               3/31/01         YEAR       OWNERSHIP
ENTITY                                                         (000'S)       LAUNCHED     AT 5/15/01
------                                                      --------------   --------     ----------
                                 VIDEO PROGRAMMING SERVICES (CONT.)
  Travel & Adventure (Latin America)......................       3,621         2000
  Discovery.com, Inc. ....................................      Online         1995
E! Entertainment Television...............................      69,091         1990           10%
  Style...................................................       9,934         1998
Flextech Limited(UK)......................................                                    25%(6)
  Bravo...................................................       7,090         1985           25%
  Challenge TV............................................       6,907         1993           25%
  KinderNet...............................................       5,751         1988            8%
  Living..................................................       7,358         1993           25%
  SMG.....................................................         N/A         1957            4%
  Trouble.................................................       7,019         1984           25%
  TV Travel Shop..........................................       8,780         1998            9%
  UK Arena (UKTV).........................................       5,588         1997           12%
  UK Gold (UKTV)..........................................       8,512         1992           12%
  UK Gold Classics (UKTV).................................       5,457         1999           12%
  UK Horizons (UKTV)......................................       7,455         1997           12%
  UK Style (UKTV).........................................       6,958         1997           12%
  UK Play (UKTV)..........................................       6,871         1998           12%
Fox Family Worldwide, Inc. ...............................                                       (7)
Gemstar-TV Guide International, Inc. (Nasdaq: GMST).......                                     4%(8)(9)
International Channel.....................................      10,290         1990           90%
Jupiter Programming Co., Ltd. (Japan).....................                                    50%
  Animal Planet Japan.....................................         713         2000           17%
  Cable Soft Network......................................       3,343         1989           50%
  CNBC Japan/Nikkei.......................................         N/A         1997           10%
  Discovery Japan.........................................       2,265         1996           25%
  Golf Network............................................       2,735         1996           45%
  Japanese Movies and Dramas..............................         N/A         2000            5%
  JSky Sports.............................................       2,124         1998           29%
  Kids Station............................................         N/A         2000            8%
  LaLa MEDIA..............................................         783         2000           50%
  Premium Anime Channel...................................         N/A         2000            7%
  Shop Channel............................................       9,361         1996           35%
MacNeil/Lehrer Productions................................         N/A          N/A           67%
MultiThematiques, S.A.....................................                                    28%
  Canal Jimmy (France)....................................       2,558         1991
  Canal Jimmy (Italy).....................................       1,001         1997
  Cine Cinemas (Benelux/Scandinavia)......................          18         2000
  Cine Cinemas (France)...................................       1,477         1991
  Cine Cinemas (Italy)....................................         124         1997
  Cine Classics (France)..................................       1,308         1991
  Cine Classics (Spain)...................................         246         1995           14%
  Cine Classics (Italy)...................................         123         1997
  Eurochannel (Brazil)....................................       1,042         2000
  Planete (Africa)........................................         N/A         2000
  Planete (Belgium).......................................         N/A         2000
  Planete (France)........................................       3,614         1988
  Planete (Germany).......................................       1,790         1997

                                                            SUBSCRIBERS AT                ATTRIBUTED
                                                               3/31/01         YEAR       OWNERSHIP
ENTITY                                                         (000'S)       LAUNCHED     AT 5/15/01
------                                                      --------------   --------     ----------
                                 VIDEO PROGRAMMING SERVICES (CONT.)
  Planete (Italy).........................................       1,002         1997
  Planete (Poland)........................................       2,102         1996
  Planete (Switzerland)...................................         N/A         2000
  Seasons (France)........................................         148         1996
  Seasons (Germany).......................................          72         1997
  Seasons (Italy).........................................          58         1997
  Seasons (Poland)........................................         381         2000
  Seasons (Spain).........................................          35         1997
The News Corporation Limited(9)(10)
  (NYSE: NWS.A; ASX: NCPDP)...............................                                    18%
Pramer S.C.A. (Argentina)(4)..............................                                   100%
  America Sports..........................................       2,350         1990
  Big Channel.............................................       2,345         1992
  Canal a.................................................       2,258         1996
  Cineplaneta.............................................       2,028         1997
  elgourmet.com...........................................       3,325         2000
  Film & Arts.............................................       6,495         2000
  GEMS International......................................       3,975          N/A
  Magic Kids..............................................       3,848         1995
  P&E.....................................................         771         1996
  Plus Satelital..........................................       3,915         1988
  Rio de la Plata.........................................          76         2000
The Premium Movie Partnership(4) (Australia)..............         965         1995           20%
QVC, Inc. ................................................                                    42%
  QVC.....................................................      70,783         1986
  QVC-The Shopping Channel (UK)...........................       8,933         1993           34%
  QVC-Germany.............................................      22,800         1996
  iQVC....................................................      Online         1995
Starz Encore Group LLC....................................                                   100%
  Encore..................................................      17,538         1991
  MOVIEplex...............................................       8,032         1995
  Thematic Multiplex (aggregate units)....................      57,663(2)
     Love Stories.........................................                     1994
     Westerns.............................................                     1994
     Mystery..............................................                     1994
     Action...............................................                     1994
     True Stories.........................................                     1994
     WAM! America's Kidz Network..........................                     1994
  STARZ!..................................................      12,208         1994
     STARZ! Theater.......................................            (2)      1996
     BLACK STARZ!.........................................            (2)      1997
     STARZ! Family........................................            (2)      1999
     STARZ! cinema........................................            (2)      1999
Telemundo Communications Group(11)........................         N/A          N/A           40%
Torneos y Competencias, S.A.(4)...........................         N/A          N/A           40%
USA Networks, Inc.(12) (Nasdaq: USAI).....................                                    21%(13)
Viacom, Inc. (14) (NYSE:VIA.B)............................                                    <1%

                                         HOMES IN
                                          SERVICE            HOMES                                  ATTRIBUTED
                                           AREA             PASSED      BASIC SUBS                  OWNERSHIP
                                        3/31/01(15)       3/31/01(16)   3/31/01(17)   PENETRATION       AT
ENTITY                                     (000)             (000)         (000)        3/31/01      5/15/01
------                              -------------------   -----------   -----------   -----------   ----------
                                             CABLE AND TELEPHONY
Metropolis-Intercom, S.A. (Chile)          1,600             1,114           276          25%           50%
Cablevision S.A.(4) (Argentina)            5,281             3,438         1,433          42%           50%
Chorus Communication Limited                 627               484           265          64%           50%
  (Ireland) (formerly Princes
  Holdings Limited)
Digital Latin America(4)                                                                                43%
Grupo Portatel(4)                                                                                       41%
IDT Corporation (Nasdaq: IDTC)                                                                          12%
Jupiter Telecommunications Co.,            8,064             6,095         1,049          17%           35%
  Ltd. (Japan)
Omnipoint Communications, Inc.                                                                           4%
Sprint PCS Group (NYSE: PCS)                                                                            21%(18)
Liberty Cablevision of Puerto                442               288           118          40%          100%
  Rico, Inc.
Telewest Communications plc (UK)           6,074             4,773         1,289          26%           25%
  (LN: TWT) (Nasdaq: TWSTY)
360networks inc (Nasdaq: TSIX)                                                                          <1%
The Wireless Group (LN: TWG)                                                                            30%
UnitedGlobalCom, Inc.(4) (Nasdaq:                                                                       11%
  UCOMA)

                                                                                             ATTRIBUTED
                                                                                             OWNERSHIP
                                                                                                 AT
ENTITY                                                BUSINESS DESCRIPTION                    5/15/01
------                                                --------------------                   ----------
                                   SATELLITE COMMUNICATIONS SERVICES

Liberty Satellite & Technology, Inc.   Holds interests in certain communications assets          27%(19)
  (OTC: LSATA/LSATB)                   including Sprint PCS and Liberty Satellite, LLC
  Aerocast.com, Inc.                   Developer of terrestrial and satellite network to         48%(20)
                                       distribute streaming media to businesses and
                                       consumers
  ASTROLINK International LLC          Will build a global telecom network using 3 ka-band       32%(20)
                                       geostationary satellites to provide broadband data
                                       communications services. The first 2 satellites, to
                                       be launched in 2002, will service customers in
                                       North and South America, Europe and the Middle
                                       East. The third spacecraft will extend the network
                                       worldwide.
  Hughes Electronics Corporation       A subsidiary of General Motors Corporation,               <1%(20)
     (NYSE: GMH)                       providing digital television entertainment
                                       (DirecTV), satellite services and satellite-based
                                       private business networks
  iBEAM Broadcasting Corporation       Satellite delivery of streaming media from                 3%(20)
     (Nasdaq: IBEM)                    programmers to Internet providers
  Sky Latin America                    Satellite delivered television platform currently         10%(9)(20)
                                       servicing Mexico, Brazil, Chile, Colombia and
                                       Argentina
  Wildblue Communications, Inc.        Will build a ka-band satellite network that will          18%(20)
                                       focus on providing broadband services to homes and
                                       small offices in North America and Latin America.
  XM Satellite Radio Holdings Inc.     Plans to transmit up to 100 national audio channels        2%(20)
     (Nasdaq: XMSR)                    of music, news, talk, sports and children's
                                       programming from two satellites directly to
                                       vehicle, home and portable radios

                                       TECHNOLOGY AND MANUFACTURING

Antec Corporation (Nasdaq: ANTC)       Manufacturer of products for hybrid fiber/coaxial         18%
                                       broadband networks

Motorola, Inc. (NYSE: MOT)             Provider of integrated communications solutions and        4%(21)
                                       embedded electronic solutions

TruePosition, Inc.                     Provider of wireless location technology and              89%
                                       services

                                                                                             ATTRIBUTED
                                                                                             OWNERSHIP
                                                                                                 AT
ENTITY                                                BUSINESS DESCRIPTION                    5/15/01
------                                                --------------------                   ----------
                                       INTERNET/INTERACTIVE TELEVISION SERVICES

ACTV, Inc. (Nasdaq: IATV)              Producer of tools for interactive programming for          2%(22)
                                       television and Internet platforms
On Command Corporation (Nasdaq: ONCO)  Provider of in-room interactive entertainment,            57%
                                       Internet access, business information and guest
                                       services for the lodging industry
priceline.com, Incorporated (Nasdaq:   E-commerce service allowing consumers to make              5%
  PCLN)                                offers on products and services
Liberty Digital, Inc. (Nasdaq: LDIG)   A diversified new media company focused on the            92%
                                       development of interactive television programming
                                       with interests in interactive television
                                       technology, e-commerce and content businesses,
                                       including DMX, Inc., Game Show Network, OpenTV,
                                       Inc., move.com, BET.com, Replay TV, Inc., TiVO
                                       Inc., and rights to provide interactive networks to
                                       AT&T cable systems
Liberty Livewire Corporation (Nasdaq:  Provides a wide range of traditional audio and            85%(23)
  LWIRA)                               video post- production, transmission, library
                                       services, and audio/video distribution services via
                                       satellite and fiber to worldwide clients in the
                                       feature film television and advertising industries.
                                       Also provides interactive television services under
                                       the brand name 'HyperTv with Livewire.'

                                       OTHER
Ascent Network Services                Provides uplink services to the NBC television           100%
                                       network
Cendant Corporation (NYSE:CD)          Franchiser of hotels, rental car agencies, tax             6%
                                       preparation services and real estate brokerage
                                       offices. Provides access to insurance, travel,
                                       shopping, auto and other services primarily through
                                       its buying clubs. Provides vacation time share
                                       services, mortgage services and employee
                                       relocation. Operates in over 100 countries
Emmis Communications Corporation       Owns and operates 16 radio stations, including five       13%
  (Nasdaq:EMMS)                        in the markets of New York, Chicago and Los
                                       Angeles. Also operates six television stations and
                                       six magazines
PRIMEDIA Inc. (NYSE:PRM)               Targeted media company reaching consumer and               6%
                                       business-to-business audiences through print,
                                       Internet, live events, video and radio

---------------

 (1) On January 11, 2001, America Online, Inc. completed its merger with Time Warner Inc. to form AOL Time Warner Inc. AOL Time Warner has interests in Internet services, including AOL, Netscape and CompuServe; filmed entertainment and television production, including Warner Bros. and New Line Cinema; recorded music and music publishing; book and magazine publishing; cable television systems; and cable television programming and television broadcasting, including CNN, Cartoon Network, Headline News, TNT, Turner Classic Movies, WTBS Superstation, HBO, Cinemax, and the WB Television Network.

 (2) Digital services.

 (3) Corus is a Canadian media Company focused on children's programming and music. Its principal assets consist of 49 radio stations (subject to Canadian regulatory approval of the proposed acquisition of Metromedia Broadcasting), specialty television networks, Pay TV, conventional television assets, and Nelvana Limited, an international producer and distributor of children's programming and products.

 (4) We have agreed to a transaction with UnitedGlobalCom, Inc. (UGC) pursuant to which we will invest consideration equal to $1.4 billion and contribute certain of our interests in various international broadband distribution and programming assets, such as our interests in Cablevision S.A., Pramer S.C.A. and Torneos y Competencias S.A., in exchange for direct or indirect equity interests in UGC. Assuming the consummation of all of the contemplated transactions and the contribution of all of the assets proposed to be contributed, we would hold a substantial direct or indirect equity interest in UGC and, upon the occurrence of certain events, a controlling voting interest in UGC. However, pursuant to certain voting and standstill arrangements that would be entered into at the time of the closing of this transaction, our ability to exercise control of UGC would be limited. The voting and standstill arrangements would terminate upon the tenth anniversary of the closing, subject to earlier termination upon the occurrence of specified events.

 (5) Our attributed ownership interest in this entity is listed under Jupiter Programming Co., Ltd. of which Liberty Media International, Inc. owns 50%.

 (6) In April 2000, Flextech was acquired by, and became a wholly owned subsidiary of, Telewest.

 (7) Our interest consists of shares of 30-year 9% preferred stock which have a stated aggregate liquidation value of $345 million and are not convertible into common stock.

 (8) Gemstar-TV Guide International, Inc. is a media company which provides print, passive and interactive program listings guides; distributes programming to cable television systems and direct-to home satellite providers and markets satellite delivered programming to C-band satellite dish owners.

 (9) On May 2, 2001, News Corp. acquired approximately 80% of our interest in Gemstar-TV Guide International, Inc., for approximately 121.5 million ADSs of News Corp., increasing our ownership interest in News Corp. to approximately 18% and reducing our ownership interest in Gemstar-TV Guide to approximately 4%. Pursuant to our September 27, 2000 letter agreement with News Corp., we would exchange the remaining 20% of our interest in Gemstar-TV Guide and our interest in the Sky Latin America platform to Sky Global for approximately 4.76% of the outstanding equity of Sky Global Networks. Additionally, we have agreed to acquire $500 million of Class A common stock of Sky Global Networks at the time of its anticipated initial public offering. The transactions with Sky Global are contingent upon the closing of its initial public offering.

(10) News Corp. has operations in the United States, Canada, the United Kingdom, Australia, Latin America and the Pacific Basin. These include U.S. cable networks, FX, Fox Family Channel, Fox News Channel and the Fox regional and national sports networks. News Corp.'s businesses also include Fox Broadcasting Company, 20th Century Fox, satellite platforms B Sky B in the United Kingdom, SKYPerfecTV! in Japan and STAR in Asia and the publication of newspapers, magazines and books.

(11) Telemundo Communications Group consists of (1) Telemundo Network, a 24-hour broadcast network serving 61 markets in the United States, including the 37 largest Hispanic markets, and (2) Telemundo Station Group which owns and operates eight full power UHF broadcast stations and 15 low power television stations serving some of the largest Hispanic markets in the United States and Puerto Rico. Although we have an approximately 35% equity interest in Telemundo, we currently have no voting power in order to meet certain regulatory requirements.

(12) USA Networks, Inc. is focused on the convergence of entertainment, information and direct selling. It is organized into three distinct but interrelated units which include the following assets: USA Entertainment's USA Network, SCI FI Channel, TRIO, NWI, Studios USA, USA Films, USA Broadcasting and USA Interactive Entertainment; USA Electronic Retailing's HSN, HSN International and HSN Interactive; and USA Information and Services' Ticketmaster, Ticketmaster Online-Citysearch, Inc. (NASDAQ:
     TMCS), Hotel Reservations Network (NASDAQ: ROOM),

     Electronic Commerce Solutions, Styleclick (NASDAQ: IBUY) and Precision Response Corporation.

(13) We own direct and indirect interests in various USA Networks, Inc., USANi LLC and Home Shopping Network, Inc. securities which may be converted or exchanged for USA Networks common stock. Assuming the conversion or exchange of such securities and the conversion or exchange of certain securities owned by Universal Studios, Inc. and certain of its affiliates for USA Networks common stock, we would own approximately 21% of USA Networks.

(14) Viacom is a diversified entertainment company with operations in broadcasting, cable television programming, radio, outdoor advertising, video, publishing and online programming. Viacom's well-known brands include CBS, MTV, Nickelodeon, VH1, BET, Paramount Pictures, Infinity Broadcasting, UPN, TNN, CMT, Showtime, Blockbuster and Simon & Shuster.

(15) Homes in Service Area: The number of homes to which the relevant operating company is permitted by law to offer its services. Not all service areas are granted exclusively to the respective operating company.

(16) Homes Passed: Homes that can be connected to a cable distribution system without further extension of the distribution network.

(17) Basic Subscribers: A subscriber to a cable or other television distribution system who receives the basic television service and who is usually charged a flat monthly rate for a specific number of channels.

(18) Less than 1% of voting power. Our attributed ownership is of securities held in a trust which was created in accordance with the terms of a consent degree entered into with the Justice Department in connection with the TCI merger. Upon transfer, the securities held by the trust will convert into Sprint PCS Group common stock -- Series 1, which is publicly traded.

(19) We hold preferred stock of LSAT representing approximately 85% of the voting power of LSAT.

(20) Owned through Liberty Satellite, LLC of which we own approximately 89% and LSAT owns approximately 11%. Percentages listed are ownership by Liberty Satellite, LLC.

(21) In addition to our common stock holdings in Motorola, we own warrants to purchase approximately 28.3 million additional shares of Motorola common stock at $8.26 per share, all of which are vested. The 4% ownership interest assumes exercise of all warrants.

(22) Ownership percentage includes 805,000 shares, or 2%, owned directly by us. Liberty Digital owns an additional 14%. Liberty Digital also holds warrants, exercisable at prices of $13 at March 29, 2001, and $15 at March 29, 2004, to purchase an additional 5,000,000 shares of common stock. Exercise of the additional warrants would bring Liberty Digital's ownership to approximately 24%.

(23) We own common stock representing 85% of the equity and 98% of the voting power of Liberty Livewire on a fully diluted basis.

PROGRAMMING

     Programming networks distribute their services through a number of distribution technologies, including cable television, direct-to-home satellite, broadcast television and the Internet. Programming services may be delivered to subscribers as part of a video distributor's basic package of programming services for a fixed monthly fee, or may be delivered as a "premium" programming service for an additional monthly charge. Whether a programming service is on a basic or premium tier, the programmer generally enters into separate multi-year agreements, known as "affiliation agreements," with those distributors that agree to carry the service. Basic programming services derive their revenues principally from the sale of advertising time on their networks and from per subscriber license fees received from distributors. Premium services do not sell advertising and primarily generate their revenues from subscriber fees.

     Relationship with AT&T Broadband. Most of the networks affiliated with us have entered into affiliation agreements with Satellite Services, Inc. (SSI), a company owned by AT&T Broadband, the successor company to TCI. SSI purchases programming services from programming suppliers and then makes such services available to cable television systems owned by or affiliated with AT&T Broadband (SSI Affiliates). Customers served by SSI Affiliates represented approximately 22% of U.S. households which received cable or satellite delivered programming at December 31, 2000. Except as described below, substantially all of the video programming services operated by our subsidiaries and business affiliates received 22% or less of their revenues from SSI. Each of Starz Encore Group and Liberty Digital has entered into long term, fixed rate affiliation agreements with AT&T Broadband pursuant to which AT&T Broadband pays monthly fixed amounts in exchange for unlimited access to certain programming services of such companies. For the year ended December 31, 2000, these fixed rate affiliation fees represented approximately 36% and 30% of the total revenues of Starz Encore Group and Liberty Digital, respectively.

  STARZ ENCORE GROUP LLC

     Starz Encore Group LLC is a provider of cable and satellite-delivered premium movie networks in the United States. It currently owns and operates 13 full-time domestic movie channels, including Encore, which airs first-run movies and classic contemporary movies, STARZ!, a first-run premium movie service, a number of thematic multiplex channels, and MOVIEplex, a "theme by day" channel featuring a different Encore or Encore Thematic Multiplex channel each day, on a weekly rotation.

     Starz Encore Group currently has access to approximately 6,500 movies through long-term licensing agreements. In addition, it has licensed the exclusive rights to first-run output from Disney's Hollywood Pictures, Touchstone and Miramax, Universal Studios, New Line and Fine Line, Sony's Columbia Pictures and Sony Classics and other major studios. Starz Encore Group also has exclusive rights to first run output from four independent studios. The output agreements expire between 2003 and 2011. Starz Encore Group is not committed to or dependent on any one source of film productions, and has affiliations with every major Hollywood studio, either through long-term output agreements or library access arrangements. Starz Encore Group also engages in original programming production.

     Ownership Interest. We own 100% of Starz Encore Group. Our ownership in Starz Encore Group began with an investment in its predecessor in 1991 when Encore was launched as a low-priced movie channel that cable operators could offer individually or packaged with higher-priced services such as HBO and Showtime. Since December 31, 1992, Encore's subscribers have grown from approximately 3.5 million to approximately 16.3 million at December 31, 2000, and Starz Encore Group's program offerings have grown from one movie channel in 1991 to its current slate of 13 full-time movie channels.

  PRAMER S.C.A.

     Pramer S.C.A. is an owner and distributor of cable television programming services in Argentina. Pramer currently owns 11 programming services and distributes them throughout Argentina. Pramer also distributes 12 additional programming services, including two of Argentina's four terrestrial broadcast networks, throughout Argentina. Of the 23 programming services owned and/or distributed by Pramer, nine of them are distributed throughout Latin America. Pramer intends to continue to develop and acquire branded programming services and to further expand the carriage of its programming to distribution networks outside Argentina.

     Ownership Interest. Our ownership in Pramer evolved out of a 1995 transaction in which Liberty Media International, Inc., our wholly owned subsidiary, acquired an equity interest in Cablevision S.A. from its founding stockholders. As part of the transaction, Liberty Media International was granted a right of first refusal to purchase the programming assets of Pramer, which at that time were owned by the former Cablevision stockholders. In August 1998, Liberty Media International exercised this right and purchased 100% of Pramer's issued and outstanding common stock for $32 million in cash and $65 million in notes payable. We made an $11 million payment on the notes on October 1, 1998 and the remainder was due in 20 equal monthly installments beginning October 15, 1998. The notes have now been paid in full. If our transaction with UGC is consummated as currently structured, our interest in Pramer will be transferred to UGC in connection with the closing of that transaction.

  DISCOVERY COMMUNICATIONS, INC.

     Discovery Communications, Inc. is a global real-world media and entertainment company. Discovery has grown from its core property, Discovery Channel, first launched in the United States in 1985, to current global operations in over 150 countries across six continents, with 200 million total subscribers. Discovery's programming is tailored to the specific needs of viewers around the globe, and distributed through 77 separate feeds in 33 languages. Discovery's 33 networks of distinctive programming represent 14 entertainment brands including TLC, Animal Planet, Travel Channel, Discovery Health Channel, Discovery Kids, and a family of digital channels. Discovery's other properties consist of Discovery.com and 165 Discovery Channel retail stores. Discovery also distributes BBC America in the United States.

     Ownership Interest. We hold a 49.3% interest in Discovery. Cox Communications, Inc., Advance/ Newhouse Communications and Discovery's founder and Chairman, John S. Hendricks, hold interests in Discovery of 24.65%, 24.65% and 1.4%, respectively. Our involvement in Discovery dates back to 1986, when TCI provided Discovery with $25 million of capital in furtherance of TCI's strategy of supporting quality, cable-exclusive programming companies.

     Terms of Ownership. Discovery is organized as a close corporation managed by its stockholders rather than a board of directors. Generally, all actions to be taken by Discovery require the approval of the holders of a majority of Discovery's shares, subject to certain exceptions, including certain fundamental actions, which require the approval of the holders of at least 80% of Discovery's shares. The stockholders of Discovery have agreed that they will not be required to make additional capital contributions to Discovery unless they all consent. They have also agreed not to own another basic programming service carried by domestic cable systems that consists primarily of documentary, science and nature programming, subject to certain exceptions.

     Each stockholder has been granted preemptive rights on share issuances by Discovery. Any proposed transfer of Discovery shares by a stockholder will be subject to rights of first refusal in favor of the other stockholders, subject to certain exceptions, with our right of first refusal being secondary under certain circumstances. In addition, we are not permitted to hold in excess of 50% of Discovery's stock unless our increased ownership results from exercises of our preemptive rights or rights of first refusal.

  FLEXTECH LIMITED (A WHOLLY OWNED SUBSIDIARY OF TELEWEST COMMUNICATIONS PLC)

     Flextech, through its subsidiaries and affiliates, creates, packages and markets entertainment and information programming for distribution on cable television, direct-to-home satellite and digital terrestrial television providers throughout the United Kingdom and parts of continental Europe. Flextech has interests in 14 cable and satellite channels, 13 of which are distributed in the United Kingdom market. In addition to managing its six wholly owned programming services, Flextech currently provides management services to two joint ventures that it has formed with BBC Worldwide Limited, which operate six subscription television channels and HSN Direct International Limited. For its management and consultancy services, Flextech receives a management fee and, in some cases, a percentage of the programming company's gross revenues. Flextech also holds interests in programming production and distribution companies and a terrestrial broadcast network.

     Ownership Interest. Prior to Telewest's acquisition of Flextech in April 2000, we held a 37% equity interest in Flextech, representing a 50% voting interest. Our involvement with Flextech developed out of programming investments made by TCI in the United Kingdom and continental Europe beginning in 1988. TCI found that the United Kingdom, like other parts of Europe, lacked the size necessary to sustain a large number of niche-oriented programming services. Attracted by Flextech's business model of co-managing several programming services to achieve economies of scale, TCI chose Flextech as the vehicle to pursue its European programming strategy in 1994 by consolidating its U.K. and European programming investments and merging those investments into Flextech.

     In April 2000, Telewest acquired Flextech at a purchase price of approximately L2.76 billion. As a result, each share of Flextech was exchanged for 3.78 new Telewest shares, and we now own

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approximately a 24.6% equity interest in Telewest. See
"-- Communications -- Telewest Communications plc."

  THE NEWS CORPORATION LIMITED

     News Corp. is a diversified international communications company principally engaged in:

     - the production and distribution of motion pictures and television programming;

     - television, satellite and cable broadcasting;

     - publication of newspapers, magazines and books;

     - production and distribution of promotional and advertising products and services;

     - development of digital broadcasting;

     - development of conditional access and subscriber management systems; and

     - the provision of computer information services.

News Corp.'s operations are located in the United States, Canada, the United Kingdom, Australia, Latin America and the Pacific Basin. News Corp.'s preferred limited voting ordinary shares trade on the Australian Stock Exchange under the symbol "NCPDP," and are represented on the NYSE by ADSs under the symbol "NWS.A."

     Ownership Interest. In July 1999, we transferred to News Corp. our 50% interest in our jointly owned Fox/Liberty Networks programming venture, in exchange for 51.8 million News Corp. ADSs representing preferred limited voting ordinary shares of News Corp., valued at approximately $1.425 billion, or approximately $27.52 per ADS. In a related transaction, we acquired from News Corp. 28.1 million additional ADSs representing preferred limited voting ordinary shares of News Corp. for approximately $695 million, or approximately $24.74 per ADS. In May 2001, we transferred to News Corp. 70,704,586 shares of common stock of Gemstar-TV Guide in exchange for approximately 121.5 million News Corp. ADSs. As a result of these transactions and open market purchases, we own approximately 203.2 million ADSs representing preferred limited voting ordinary shares of News Corp. or approximately 18% of News Corp.'s ordinary shares on a fully diluted basis.

     As part of the agreement relating to the acquisition by News Corp. of our interest in Fox/Liberty Networks, we and News Corp. agreed that, during a specified period following the second anniversary of the closing date of this transaction, we will have the right to cause News Corp. to acquire, and News Corp. will have the right to cause us to sell to News Corp., our interest in an international sports programming venture that we jointly own with News Corp. in exchange for News Corp. ADSs with an aggregate value, at April 1, 1999, of approximately $100 million plus an additional number of ADSs representing the aggregate number of News Corp. shares which could have been purchased by reinvesting in ADSs each cash dividend declared on such number of shares between the closing of the sale of our interest in Fox/Liberty Networks and the sale of the international interests. Between the closing of the sale of our interest in Fox/Liberty Networks and the sale of the international interests, we have further agreed to make capital contributions in respect of the international interests in the amount of $100 million, as and when requested by News Corp.

     Terms of Ownership. In connection with the acquisition by News Corp. of our interest in Fox/ Liberty Networks and a portion of our interests in Gemstar TV-Guide, certain agreements were entered into regarding our ability to transfer News Corp. shares and other matters. Under these agreements, certain of the ADSs and the underlying News Corp. shares issued to us in connection with the Fox/ Liberty Networks transaction are subject to a lock-up ending July 2001 and those issued to us in connection with the transfer of a portion of our interests in Gemstar-TV Guide are subject to a lock-up ending May 2003, subject to certain exceptions. We are entitled to certain registration rights with respect to our News Corp. shares. In addition, we have agreed that we will not engage, directly or indirectly, in any sports programming service in the United States and its territories (excluding Puerto Rico) or in Canada, subject to certain exceptions, until July 2004.

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  QVC, INC.

     QVC, Inc. is a home shopping company in the United States. QVC markets and sells a wide variety of consumer products and accessories primarily by means of televised shopping programs on the QVC network and via the Internet through iQVC. QVC also operates shopping networks in Germany and the United Kingdom. QVC purchases, or obtains on consignment, products from domestic and foreign manufacturers and wholesalers, often on favorable terms based upon the volume of the transactions. QVC does not depend upon any one particular supplier for any significant portion of its inventory.

     QVC distributes its television programs, via satellite, to affiliated video program distributors for retransmission to subscribers. In return for carrying QVC, each domestic programming distributor receives an allocated portion, based upon market share, of up to 5% of the net sales of merchandise sold to customers located in the programming distributor's service area.

     Ownership Interest. We own approximately 42% of QVC, and Comcast owns the remaining 58%. Our involvement in the televised home shopping business originated in 1986 when TCI began acquiring ownership interests in QVC Network, Inc. in exchange for agreeing to carry QVC's programming to a specified number of subscribers. During the same period, TCI also invested in another home shopping channel, CVN Companies, Inc. In October 1989, CVN and QVC merged which resulted in TCI owning approximately 34% of the combined company. In August 1994, we and Comcast purchased all of the remaining equity interests in QVC not owned by either of us, resulting in our respective current ownership interests.

     Terms of Ownership. QVC is managed on a day-to-day basis by Comcast and Comcast has the right to appoint all of the members of the QVC board of directors. Liberty's interests are represented by two members on QVC's five-member management committee. Generally, QVC's management committee votes on every matter submitted, or required to be submitted, to a vote of the QVC board, and we and Comcast are required to use our respective best efforts to cause QVC to follow the direction of any resolution of the management committee. We also have veto rights with respect to certain fundamental actions proposed to be taken by QVC.

     We have been granted a tag-along right that will apply if Comcast proposes to transfer control of QVC and Comcast may require us to sell our QVC stock as part of the transaction, under certain circumstances and subject to certain conditions. In addition, we have the right to initiate a put/call procedure with Comcast in respect of our interest in QVC.

     We and Comcast have certain mutual rights of first refusal and mutual rights to purchase the other party's QVC stock following certain events, including change of control events affecting them. Both also have registration rights.

  AOL TIME WARNER INC.

     On January 11, 2001, America Online, Inc. and Time Warner announced the completion of their merger to create AOL Time Warner Inc., whose businesses include interactive services, cable systems, publishing, music, television networks and filmed entertainment. AOL Time Warner classifies its business interests into the following fundamental areas:

     - interactive services, consisting principally of the development and operation of branded interactive services such as AOL, CompuServe and Netscape, branded properties that operate across multiple services and platforms such as Digital City, Moviefone and MapQuest and interactive messaging services such as AIM and ICQ;

     - cable systems, consisting principally of interests in cable television systems, including Time Warner Cable;

     - publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing, including Time, People, Sports Illustrated, Warner Books and Time Life Inc.;

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     - music, consisting principally of interests in recorded music and music publishing, including Warner Music Group and its labels Atlantic, Elektra, London-Sire, Rhino, Warner Bros. Records and Warner Music International;

     - television networks, consisting principally of interests in cable television programming and television broadcasting, including WTBS Superstation, TNT, Cartoon Network, CNN News Group, Home Box Office and the WB Television Network; and

     - filmed entertainment, consisting principally of interests in filmed entertainment and television production, including Warner Bros. and New Line Cinema.

     AOL Time Warner's common stock trades on the NYSE under the symbol "AOL."

     Ownership Interest. We currently own an approximate 4% interest in AOL Time Warner. Our interest in AOL Time Warner evolved from a 1987 transaction in which TCI led a consortium of cable operators in providing Turner Broadcasting System with an aggregate cash infusion of approximately $560 million. TCI invested approximately $250 million in Turner Broadcasting System in exchange for two series of preferred stock. The terms of the preferred stock and agreements entered into in connection with the investment provided the holders with significant control rights, including representation on the Turner Broadcasting System board and veto rights over extraordinary transactions, and with rights of first refusal on certain dispositions of Turner Broadcasting System stock held by Ted Turner. In 1996, Time Warner acquired Turner Broadcasting System in a merger transaction.

     In connection with the Turner Broadcasting System/Time Warner merger, Time Warner, Turner Broadcasting System, we and TCI entered into an Agreement Containing Consent Order (the FTC Consent Decree) with the Federal Trade Commission. The FTC Consent Decree effectively prohibits us and our affiliates from owning voting securities of Time Warner other than securities that have limited voting rights. Pursuant to the FTC Consent Decree, among other things, we agreed to exchange the shares we were to receive in the Turner Broadcasting System/Time Warner combination for shares of a separate series of common stock with limited voting rights designated as Series LMCN-V common stock. The Series LMCN-V common stock entitles the holder to one one-hundredth (1/100th) of a vote for each share with respect to the election of directors. As a result of the AOL/Time Warner merger, each share of Series LMCN-V common stock of Time Warner held by us has been converted into 1.5 shares of Series LMCN-V common stock, par value $0.01 per share, of AOL Time Warner. These securities have substantially the same terms as the Series LMCN-V common stock of Time Warner held by us prior to the AOL/Time Warner merger. We hold approximately 171 million shares of such stock, which represent less than 1% of the voting power of AOL Time Warner's outstanding common stock. The Series LMCN-V common stock is not transferable, except in limited circumstances, and is not listed on any securities exchange. Each share of the Series LMCN-V common stock is convertible at our option into one share of ordinary AOL Time Warner common stock, at any time when such conversion would not violate the federal communications laws, subject to the FTC Consent Decree, and is mandatorily convertible into ordinary AOL Time Warner common stock upon transfer to a non-affiliate of Liberty. Further, while shares of ordinary AOL Time Warner common stock are redeemable by action of the AOL Time Warner board of directors under certain circumstances, to the extent necessary to prevent the loss of certain types of governmental licenses or franchises, shares of Series LMCN-V common stock are not redeemable under these circumstances.

  GEMSTAR-TV GUIDE INTERNATIONAL, INC.

     Gemstar International Group Limited acquired TV Guide, Inc. (formerly United Video Satellite Group, Inc.) on July 12, 2000, and changed its name to Gemstar-TV Guide International, Inc. TV Guide is now a wholly owned subsidiary of Gemstar-TV Guide. Gemstar-TV Guide's common stock trades on the Nasdaq National Market under the symbol "GMST."

     Gemstar-TV Guide develops, markets and licenses proprietary technologies and systems that simplify and enhance consumers' interaction with electronics products and other platforms that deliver video, programming information and other data. TV Guide is a media and communications company that

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provides print, passive and interactive program listings guides to households, distributes programming to cable television systems and direct-to-home satellite providers, and markets satellite-delivered programming to C-band satellite dish owners. Gemstar-TV Guide seeks to have its technologies widely licensed, incorporated and accepted as the technologies and systems of choice by consumer electronics manufacturers, service providers (such as owners or operators of cable systems, telephone networks, Internet service providers, direct broadcast satellite providers, wireless systems and other multi-channel video programming distributors), software developers and consumers.

     Ownership Interest. Prior to the Gemstar merger, TV Guide was jointly controlled by News Corp. and us, with each owning approximately 44% of its equity and 49% of its voting power. Our interest in TV Guide began in January 1996 when TCI acquired a controlling interest in United Video Satellite Group, Inc. (UVSG), a provider of satellite-delivered video, audio, data and program promotion services to cable television systems, satellite dish owners, radio stations and private network users primarily throughout North America. TCI believed that the availability of electronic program guide services was becoming an increasingly important element of video programming delivery due to developments in digital and other technologies that were increasing the volume and variety of video programming. As a result of the transaction, UVSG became a majority-controlled subsidiary of TCI. In January 1998, TCI increased its equity interest in UVSG to approximately 73% and its voting interest to approximately 93%. On March 1, 1999, UVSG acquired our 40% interest in Superstar/Netlink Group and our 100% interest in Netlink USA, which uplinks the signals of six Denver-based broadcast television stations, in exchange for shares of UVSG common stock. On the same date, UVSG acquired News Corp.'s TV Guide properties in exchange for cash and shares of UVSG common stock. By combining UVSG's passive and interactive electronic program listing guides with TV Guide's well-recognized magazine and brand name, UVSG became a leading provider of program listing guides. Following this transaction, UVSG changed its name to TV Guide, Inc.

     In July 2000, Gemstar acquired TV Guide and changed its name to "Gemstar-TV Guide International, Inc." As a result of the Gemstar/TV Guide merger in July 2000, TV Guide stockholders received 0.6573 shares of Gemstar common stock for each outstanding share of TV Guide common stock, or an aggregate of approximately 45% of the fully diluted shares of the combined company. After giving effect to the recent transfer of a portion of our interests in Gemstar-TV Guide described below, we currently own approximately 4% of Gemstar-TV Guide's voting power.

     Terms of Ownership. In connection with the Gemstar merger, the board of directors of Gemstar-TV Guide was expanded to twelve members, of which six members are persons designated by the board of directors of TV Guide prior to the merger. Also in connection with the Gemstar merger, we entered into a stockholders agreement with News Corp., Henry Yuen (the Chief Executive Officer of Gemstar-TV Guide) and Gemstar-TV Guide. Pursuant to this agreement, we were able to appoint, and have appointed, three members to Gemstar-TV Guide's board of directors. News Corp. is also entitled to appoint, and has appointed, three members to the board. In addition, we and News Corp. had agreed to vote for and use our respective best efforts to cause our respective board designees to vote for Mr. Yuen's election as a director and appointment as Chairman of the Board, and Mr. Yuen had agreed to vote for the election to the board of our and News Corp's respective designees. If we or News Corp. transfer 90% or more of our respective interests in Gemstar-TV Guide to a third party, the transferring holder loses the right to designate one director. We and News Corp. had also agreed to use our respective best efforts to cause our board designees (1) to vote for Mr. Yuen's election as Chairman of the Board and Chief Executive Officer, and against any removal or diminution of his responsibilities (absent disability or cause), and (2) to vote for Elsie Ma Leung's election as co-President, co-Chief Operating Officer and Chief Financial Officer, and against any removal or diminution of her responsibilities (absent cause), in each case until July 12, 2005. Mr. Yuen had also agreed to vote, and use his best efforts to cause his board designees to vote for the election of Joachim Kiener and Peter C. Boylan III as co-Presidents and co-Chief Operating Officers, and against any removal or diminution of their respective responsibilities (absent cause), in each case until July 12, 2005. Pursuant to the stockholders agreement, we, News Corp. and Mr. Yuen had agreed, until the earlier of July 12, 2005 and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar-TV Guide (other than as a result of his termination without cause), not to
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take certain actions which would result in a change in control of Gemstar-TV
Guide. We and News Corp. had one demand registration right during each twelve month period until our respective shares cease to be restricted under the Securities Act. We and News Corp. also generally had a right of first refusal over Mr. Yuen's shares in Gemstar-TV Guide, which represent approximately 3% of its outstanding stock.

     On May 2, 2001, News Corp. acquired 80% of our equity interests in Gemstar-TV Guide and we assigned to News Corp. certain of our rights under the stockholders agreement. In connection with the closing of this transaction, persons designated by News Corp. replaced our board designees. In addition, we are party to a letter agreement with News Corp. pursuant to which we would transfer our remaining interests in Gemstar-TV Guide to News Corp. upon the occurrence of certain events. See "-- Recent Developments" above for more information regarding these transactions.

  USA NETWORKS, INC.

     USA Networks is a diversified media and electronic commerce company that is engaged in seven principal areas of business:

     - Networks and Television Production, which operates the USA Network, a general entertainment basic cable television network, Sci-Fi Channel, which features science fiction, horror, fantasy and science-fact oriented programming, and Studios USA, which produces and distributes television programming;

     - Electronic Retailing, which primarily consists of Home Shopping Network and America's Store, which are engaged in the electronic retailing business;

     - Broadcasting, which owns and operates television stations;

     - Ticketing Operations, which includes Ticketmaster, a provider of automated ticketing services in the United States, and Ticketmaster Online, Ticketmaster's exclusive agent for online ticket sales;

     - Hotel Reservations, consisting of Hotel Reservations Network, a consolidator of hotel rooms for resale in the consumer market in the United States;

     - Internet Services, which represents USA Networks' online retailing networks business and local city guide business; and

     - Filmed Entertainment, which primarily represents USA Networks' domestic theatrical film distribution and production businesses.

USA Networks' common stock trades on the Nasdaq National Market under the symbol "USAI."

     Ownership Interest. Our interest in USA Networks consists of shares of USA Networks common stock held by us and our subsidiaries, shares of USA Networks common stock held by certain entities in which we have an equity interest but only limited voting rights, and securities of certain subsidiaries of USA Networks which are exchangeable for shares of USA Networks common stock. Assuming the exchange of these securities and the conversion or exchange of certain securities owned by Universal Studios, Inc. and certain of its affiliates for USA Networks common stock, we and Universal would own approximately 21% and 45%, respectively, of USA Networks. In general, until the occurrence of certain events and with the exception of certain negative controls, Mr. Barry Diller has voting power over our interest in USA Networks, as more fully described below under "-- Terms of Ownership."

     Our ownership in USA Networks began in 1993 when we purchased a controlling stake in Home Shopping Network, Inc., which at the time was principally engaged in the sale of merchandise to viewers of its home shopping programming. In connection with that acquisition, we also obtained an option to acquire a controlling interest in Silver King Communications, Inc., an owner and operator of broadcast television stations. In August 1995, we formed an alliance with Mr. Barry Diller that resulted in a significant shift in our strategy for Home Shopping Network and Silver King. As part of this alliance, we contributed our control option relating to Silver King to a new corporation in which we retained substantially all of the equity interests and ceded control over the voting securities of Silver King held by the corporation to Mr. Diller, except with respect to certain fundamental matters. At the same time, Mr. Diller agreed to join Home Shopping Networks' board of directors. In December 1996, Silver King
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and Home Shopping Network were combined to form HSN, Inc., which also acquired
Savoy Pictures Entertainment, Inc., a television broadcasting and filmed entertainment company, and Ticketmaster Group, Inc., a provider of automated ticketing services. In February 1998, HSN, Inc. acquired certain assets from Universal USA Networks, consisting of USA Network and Sci-Fi Channel, and the domestic television production and distribution business of Universal. Following this transaction, HSN, Inc. changed its name to USA Networks, Inc. In connection with this transaction, we contributed $300 million in cash to a subsidiary of USA Networks (the LLC) in exchange for equity shares of that subsidiary (LLC Shares) (which are generally exchangeable for USA Networks common stock on a one-for-one basis). The LLC holds all of the assets acquired from Universal and all of the businesses of HSN, Inc. and its subsidiaries, other than the broadcasting business.

     Terms of Ownership. In connection with the Universal transaction, USA Networks, Universal, we and Mr. Diller entered into several agreements involving governance matters relating to USA Networks and stockholder arrangements. With respect to governance matters, Mr. Diller generally has full authority to operate the day-to-day business affairs of USA Networks and has an irrevocable proxy over all USA Networks securities owned by Universal, us and certain of Universal's and our respective affiliates for all matters except for certain fundamental changes. However, we, Universal and Mr. Diller each have veto rights with respect to certain fundamental changes relating to USA Networks and its subsidiaries (including the LLC). If Mr. Diller and Universal agree to certain fundamental changes that we do not agree to, Universal will be entitled to purchase our entire equity interest in USA Networks, subject to certain conditions, at a price determined by an independent appraiser taking into account a number of agreed upon factors.

     Pursuant to FCC law and regulations, we are not currently permitted to have a designee on the board of directors of USA Networks. However, at such time as we are no longer subject to such prohibition, we will have the right to designate up to two directors if our stock ownership in USA Networks remains at certain levels. We currently have the right to designate up to two directors to the LLC board and will continue to have that right for so long as we are not permitted to designate directors of USA Networks and continue to maintain certain ownership levels.

     We and Universal each have a preemptive right with respect to future issuances of USA Networks' capital stock, subject to certain limitations. We have agreed with Universal that we will not beneficially own more than approximately 21% of the equity of USA Networks until the earlier of such time as we beneficially own less than 5% of the shares of USA Networks securities or the date that Universal beneficially owns fewer shares than we beneficially own. Also, we have agreed not to propose to the board of directors of USA Networks our acquisition of the outstanding USA Networks securities or to otherwise influence the management of USA Networks, including by proposing or supporting certain transactions relating to USA Networks that are not supported by USA Networks' board of directors.

     We are subject to a number of agreements that limit or control our ability to transfer our USA Network securities. Each of Universal and Mr. Diller has a right of first refusal with respect to certain sales of USA Networks securities by the other party. Our rights in this regard are secondary to any Universal right of refusal on transfers by Mr. Diller. Also, we and Mr. Diller each generally have a right of first refusal with respect to certain transfers by the other party and tag-along sale rights on certain sales of USA Networks stock by the transferring stockholder and in the event Universal transfers a substantial amount of its USA Networks stock. We, Universal and Mr. Diller are each entitled to registration rights relating to our respective USA Networks securities and have agreed to certain put and call arrangements, pursuant to which one party has the right to sell (or the other party has the right to acquire) shares of USA Networks stock held by another party, at a price determined by an independent appraiser taking into account a number of agreed upon factors.

COMMUNICATIONS

     Cable television systems deliver multiple channels of television programming to subscribers who pay a monthly fee for the service. Video, audio and data signals are received over-the-air or via satellite delivery by antennas, microwave relay stations and satellite earth stations and are modulated, amplified and

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distributed over a network of coaxial and fiber optic cable to the subscribers'
television sets. Cable television providers in most markets are currently upgrading their cable systems to deliver new technologies, products and services to their customers. These upgraded systems allow cable operators to expand channel offerings, add new digital video services, offer high-speed data services and, where permitted, provide telephony services. The implementation of digital technology significantly enhances the quantity and quality of channel offerings, allows the cable operator to offer video-on-demand, additional pay-per-view offerings, premium services and incremental niche programming. Upgraded systems also enable cable networks to transmit data and gain access to the Internet at significantly faster speeds, up to 100 times faster, than data can be transmitted over conventional dial-up connections. Lastly, cable providers have been developing the capability to provide telephony services to residential and commercial users at rates well below those offered by incumbent telephone providers. Each of these businesses represents a significant opportunity for cable providers to increase their revenue and operating cash flow from the traditional pay television services currently offered today.

     Telephony providers offer local, long distance, switched services, private line and advanced networking features to customers who pay a monthly fee for the service, generally based upon usage. Wireless telecommunications networks use a variety of radio frequencies to transmit voice and data in place of, or in addition to, standard landline telephone networks. Wireless telecommunications technologies include two-way radio applications, such as cellular, personal communications services, specialized mobile radio and enhanced specialized mobile radio networks, and one-way radio applications, such as paging services. Each application operates within a distinct radio frequency block. As a result of advances in digital technology, digital-based wireless system operators are able to offer enhanced services, such as integrated voicemail, enhanced custom-calling and short-messaging, high-speed data transmissions to and from computers, advanced paging services, facsimile services and Internet access service. Wireless subscribers generally are charged for service activation, monthly access, air time, long distance calls and custom-calling features. Wireless system operators pay fees to local exchange companies for access to their networks and toll charges based upon standard or negotiated rates. When wireless operators provide service to roamers from other systems, they generally charge roamer air time usage rates, which usually are higher than standard air time usage rates for their own subscribers, and additionally may charge daily access fees.

  LIBERTY CABLEVISION OF PUERTO RICO, INC.

     Liberty Cablevision of Puerto Rico, Inc. is a provider of cable television services in Puerto Rico. It owns and operates cable television franchises, serving the communities of Luquillo, Arecibo, Florida, Caguas, Humacao, Cayey and Barranquitas.

     On September 21, 1998, hurricane Georges struck Puerto Rico and caused considerable property damage to the area in general, including Liberty Cablevision of Puerto Rico's cable television systems. However, all of Liberty Cablevision of Puerto Rico's systems have been rebuilt, and as of December 31, 1999, all of its pre-hurricane basic customers were receiving cable television services.

     At March 31, 2001, 100% of Liberty Cablevision of Puerto Rico's network had been rebuilt utilizing 550 MHz bandwidth capacity. At March 31, 2001, Liberty Cablevision of Puerto Rico operated from three headends, and provided subscribers with 68 analog channels. In some service areas, Liberty Cablevision of Puerto Rico began offering 137 digital channels at March 31, 2001.

     A significant portion of Liberty Cablevision of Puerto Rico's cable network consists of fiber-optic and coaxial cable. This infrastructure allows Liberty Cablevision of Puerto Rico to offer enhanced entertainment information and telecommunications services and, when and to the extent permitted by law, cable telephony services. Liberty Cablevision of Puerto Rico currently offers its subscribers pay-per-view events, digital cable and premium movies. As it introduces new revenue generating products and services, such as interactive services, Liberty Cablevision of Puerto Rico expects to market aggressively those products and services to its subscribers in areas with sufficient bandwidth capacity. Liberty Cablevision of Puerto Rico expects to begin offering high speed data transmission services and Internet access using high speed cable modems to its subscribers during 2001.

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  SPRINT PCS GROUP

     Sprint Corporation operates a 100% digital PCS wireless network in the United States with licenses to provide service nationwide utilizing a single frequency band and a single technology. At December 31, 2000, Sprint, together with certain affiliates, operated PCS systems in over 300 metropolitan markets, including the 50 largest U.S. metropolitan areas, and had licenses to serve more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. Sprint attributes this business and its assets to Sprint's "Sprint PCS Group." The Sprint PCS stock is a tracking stock intended to reflect the performance of the Sprint PCS Group. The Sprint PCS Group common stock -- Series 1 trades on the NYSE under the symbol "PCS."

     Ownership Interest. We own approximately 21% (on a fully diluted basis) of the Sprint PCS Group stock through our ownership of shares of Sprint PCS Group common stock -- Series 2 (which have limited voting rights) and warrants and shares of convertible preferred stock exercisable for or convertible into these shares.

     Our interest in the business that makes up the Sprint PCS Group began in 1994 when TCI, Comcast Corporation, Cox Communications, Inc. and Sprint Corporation determined to engage in the wireless communications business through a series of limited partnerships known collectively as "Sprint PCS." In November 1998, Sprint Corporation assumed ownership and management control of Sprint PCS and issued a new class of Sprint stock, the "Sprint PCS Common Stock," which was issued in three series, to track the performance of Sprint's combined wireless operations. In exchange for its approximate 30% limited partnership interest in Sprint PCS, TCI received shares of Sprint PCS Group common stock -- Series 2, shares of Sprint PCS Group preferred stock and warrants to purchase shares of Sprint PCS Group common stock -- Series 2.

     Pursuant to a final judgment agreed to by TCI, AT&T and the United States Department of Justice in connection with the TCI merger, all of the Sprint PCS Group securities held by TCI were deposited in a trust with an independent trustee, pursuant to a trust agreement approved by the Department of Justice and the FCC. We hold trust certificates evidencing our beneficial interest in the assets of the trust. The final judgment, which was entered by the United States District Court for the District of Columbia on August 23, 1999, requires the trustee, on or before May 23, 2002, to dispose of a portion of the Sprint PCS Group securities held by the trust sufficient to cause us to own beneficially no more than 10% of the Sprint PCS Group stock that would be outstanding on a fully diluted basis on such date. On or before May 23, 2004, the trustee is required to divest the remainder of the Sprint PCS Group securities held by the trust.

     The trust agreement grants the trustee the sole right to sell the Sprint PCS Group securities beneficially owned by us and provides that all decisions regarding such divestiture will be made by the trustee without discussion or consultation with AT&T or us; however, the trustee is required to consult with our board of directors (other than AT&T representatives and John C. Malone) regarding such divestiture. The trustee has the power and authority to accomplish such divestiture only in a manner reasonably calculated to maximize the value of the Sprint PCS Group securities beneficially owned by us.

     The trust agreement provides for the trustee to vote the Sprint PCS Group securities beneficially owned by us in the same proportion as other holders of Sprint PCS Group stock so long as such securities are held by the trust. The final judgment also prohibits our acquisition of additional Sprint PCS Group securities without the prior written consent of the Department of Justice, subject to limited exceptions.

     Terms of Ownership. We were granted registration rights with respect to our Sprint PCS Group holdings. These registration rights are currently exercisable by the trustee. If our shares of Sprint PCS Group common stock -- Series 2 are transferred, the transferred shares become shares of full voting Sprint PCS Group common stock -- Series 1.

  TELEWEST COMMUNICATIONS PLC

     Telewest is a provider of cable television and residential and business cable telephony services in the United Kingdom. Telewest provides cable television services over a broadband network and uses its

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network, together with twisted-pair copper wire connections for final delivery to the customer premises, to provide telephony services to its customers. The broadband network enables Telewest to deliver a wide variety of both television and telephony services to its customers and to provide customers with a wide range of interactive and integrated entertainment, telecommunications and information services as they become more widely available in the future. Telewest has installed its own telephone switches, which permits it to minimize fees otherwise charged by public telephone companies and to offer a variety of value-added services without relying on public telephone operators for implementation. Telewest also offers home access to the Internet in all of its franchises. Telewest's ordinary shares trade on the London Stock Exchange under the symbol "TWT" and are represented by ADRs in the United States, where they trade on the Nasdaq National Market under the symbol "TWSTY."

     Telewest owns and operates 41 cable franchises and has a minority equity interest in an affiliated company which owns and operates four affiliated franchises. At March 31, 2001, these owned and operated and affiliated franchises covered approximately 34% of the homes in the United Kingdom in areas for which cable franchises have been awarded. At that date, these franchises together included approximately 6.1 million homes and over 400,000 businesses. At March 31, 2001, the network in these franchises passed approximately 4.8 million homes (approximately 4.5 million of which had been passed and marketed) and Telewest had approximately 1.3 million cable television customers, 1.6 million residential telephone lines and 333,000 business telephone lines. According to Telewest, approximately 65% of its customers subscribe for both cable television and cable telephony services.

     In April 2000, Telewest acquired Flextech at a purchase price of approximately L2.76 billion. As a result, each share of Flextech was exchanged for 3.78 new Telewest shares. Prior to the acquisition, we owned approximately a 37% equity interest in Flextech and a 22% equity interest in Telewest. As a result of the acquisition, the business of Flextech described under "-- Programming -- Business Affiliates -- Flextech Limited" above has become part of Telewest's business.

     Ownership Interest. As a result of Telewest's recent acquisition of Flextech and our recent acquisition of 20 million additional shares, we now own approximately a 25.2% interest in Telewest. Our involvement with Telewest developed out of investments in the cable business made by TCI in the United Kingdom beginning in 1986. In April 1992, U S WEST, Inc. and TCI contributed substantially all of their respective U.K. cable interests to a joint venture in which each held a 50% interest. TCI and U S WEST combined substantially all of their respective U.K. cable interests in an effort to obtain cost and other efficiencies inherent in a larger network, as well as to gain greater access to the capital markets. The combination also permitted TCI to gain the benefits of U S WEST's telephony experience, and U S WEST to gain the benefits of TCI's cable television experience. Telewest was formed in anticipation of its initial public offering (which was effected in November 1994) to acquire the assets of the TCI/U S WEST joint venture. Subsequent to Telewest's initial public offering, TCI contributed its interests in Telewest to Liberty Media International, and Liberty Media International and U S WEST contributed all of their respective equity ownership interests in Telewest to a limited liability company previously owned 50% by us and 50% by MediaOne Group, Inc. and currently owned exclusively by us. In June 1998, MediaOne separated from U S WEST and, in connection with that transaction, succeeded to all of U S WEST's rights and obligations relating to its Telewest investment.

     On July 7, 2000, in connection with AT&T's acquisition of MediaOne, Microsoft Corporation purchased substantially all of MediaOne's interest in Telewest through a tax-free exchange of Microsoft shares. As a result, Microsoft succeeded to substantially all of MediaOne's rights and obligations in Telewest, and Microsoft now owns approximately a 23.6% interest in Telewest.

     Terms of Ownership. We and Microsoft have been granted preemptive rights on specified share issuances by Telewest. We and Microsoft have agreements with respect to our respective interests in Telewest and the manner in which we and Microsoft will cause our respective designees to the Telewest board of directors to vote. In general, we and Microsoft have agreed, on any matter requiring stockholder approval, to vote our Telewest shares together in such manner as we may agree. As a result, we and Microsoft together generally will be able to influence materially the outcome of any matter requiring stockholder approval, provided that we and Microsoft are not disqualified from voting on a particular

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matter due to conflicts of interest. In addition, we and Microsoft each have veto rights with respect to certain fundamental matters affecting Telewest for so long as each holds 15% or more of the outstanding Telewest ordinary shares. However, in response to regulatory concerns, Microsoft has agreed not to exercise its veto right with respect to the appointment of Telewest's independent directors or chief executive officer. Further, for so long as we and Microsoft each beneficially owns at least 15% of the outstanding Telewest ordinary shares, each is entitled to appoint three members to the 16-member Telewest board of directors. We and Microsoft have agreed that on any matter requiring board approval, we and Microsoft will cause our respective designated directors to vote together as we and Microsoft agree. However, also in response to regulatory concerns, Microsoft has agreed that its board representatives will vote in accordance with the recommendations of Telewest's independent directors unless those recommendations conflict with our views, in which case Microsoft will cause its board representatives to vote in the same manner as our board representatives, in compliance with our agreement with Microsoft.

     We and Microsoft have agreed that any proposed transfer of our respective Telewest shares will be subject to rights of first refusal in favor of the other party, in each case subject to certain exceptions. In addition, we and Microsoft have the right to trigger a put/call procedure in the event the other is deemed to undergo a change of control. For so long as MediaOne retains any interest in Telewest, that interest will be subject to substantially similar terms as those described with respect to Microsoft and our company in this paragraph. Our split off from AT&T does not constitute a change of control for these purposes.

     Telewest has agreed to certain restrictions on its ability to engage in businesses in the United Kingdom outside of cable television, cable telephony and wireless telephony.

  JUPITER TELECOMMUNICATIONS CO., LTD.

     Jupiter is a broadband provider of integrated entertainment, information and communication services in Japan. On September 1, 2000, Jupiter acquired Titus Communications Corporation, a broadband provider of cable television, telephony and high-speed Internet access services in Japan. Titus primarily serves customers in areas geographically contiguous with some of Jupiter's managed franchises.

     Jupiter operates its broadband networks through 19 individually operated cable franchises, most of which are located in some of the most populated urban regions of Japan. It is the largest shareholder in each of these franchises. Eighteen of these franchises are organized in three large regional clusters, one of which includes its managed franchises in and around Tokyo, the second of which includes its managed franchises in and around Osaka and Kobe and the third of which includes its managed franchises in and around Fukuoka and Kitakyushu. As of March 31, 2001, Jupiter's franchise areas covered 6.4 million homes; its broadband networks passed 5.0 million homes; and it served over 909,000 cable television customers, 88,000 telephony customers and 183,000 high-speed Internet access customers.

     In addition to its managed franchises, Jupiter owns non-controlling equity interests of between 7% and 20% in three cable franchises that are operated and managed by third-party franchise operators. As of March 31, 2001, the non-managed investments had 1.6 million homes within their franchise areas, of which 997,000 homes were passed by their broadband networks, and they served 140,000 cable television and 38,000 high-speed Internet customers.

     Jupiter owns a 35.7% interest in @Home Japan Co., Limited, a joint venture with Sumitomo and At Home Corporation. Jupiter also owns a 25.8% interest in Kansai Multimedia Services, a provider of high-speed Internet access for cable system operators in the Kansai region of Japan. In association with these joint ventures, Jupiter offers high-speed Internet access in all of it's managed franchises.

     Ownership Interest. Jupiter was founded in 1995 as a 60%-40% joint venture between Sumitomo and Liberty Media International. In May 2000, Liberty Media International purchased an additional 10% interest in Jupiter from Sumitomo, resulting in a 50%-50% joint venture. As a result of the merger with Titus, Liberty's ownership is currently 35% of the combined entity. Sumitomo owns 35%, and Microsoft owns approximately 23% with the remaining 7% owned by three other shareholders.

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     Terms of Ownership.  Sumitomo, Liberty and Microsoft have agreed that each of them shall be permitted to sell its interest in Jupiter to a third party only if it sells all of its shares in the company and the shares are first offered to the others on the same terms as those agreed with the third party.

  LIBERTY SATELLITE & TECHNOLOGY, INC.

     Liberty Satellite & Technology, Inc. was formed in 1996 under the name, "TCI Satellite Entertainment, Inc." Since that time, LSAT has undergone a number of significant changes in its business. LSAT was formed in November 1996 as a subsidiary of TCI to own and operate TCI's interest in the digital satellite business. In December 1996, TCI spun off LSAT by means of a stock dividend to the holders of the then outstanding TCI Group tracking stock. From December 1996 until March 1998, LSAT marketed and distributed PRIMESTAR's medium power digital satellite television services under the brand names "PRIMESTAR By TCI" and "PRIMESTAR By TSAT" and owned an aggregate approximately 21% partnership interest in PRIMESTAR Partners L.P. (now known as Phoenixstar Partners L.P.).

     In a series of transactions beginning in March 1998, LSAT received 1.407 million shares of General Motors Class H common stock for the sale of its interest in PRIMESTAR and certain other satellite businesses to General Motors. As a result of these transactions, LSAT is no longer engaged in the direct-to-home satellite television business.

     During the second half of 1999 and calendar year 2000, LSAT was engaged, through an 80% subsidiary, in research and development activities relating to emerging technologies in the satellite and video distribution areas. Effective February 1, 2000, LSAT entered into a Management Agreement with Phoenixstar pursuant to which LSAT is managing Phoenixstar's affairs in exchange for a monthly management fee of $45,000.

     Concurrent with our March 2000 investment in LSAT described below, we formed a new joint venture with LSAT to hold and manage interests in entities engaged globally in the distribution of internet data and other content via satellite and related businesses. We contributed interests in XM Satellite Radio Holdings Inc., Wildblue Communications, Inc., LSAT Astro LLC and the Sky Latin America satellite businesses in exchange for an approximate 89% ownership interest in the joint venture. LSAT contributed its interest in JATO Communications Corp. and General Motors Class H common stock in exchange for an approximate 11% ownership interest in the joint venture. LSAT will manage the business and affairs of the venture, which has been named Liberty Satellite, LLC. In a related transaction, LSAT paid us $60 million in the form of an unsecured promissory note in exchange for an approximate 14% managing ownership interest in LSAT Astro LLC, a limited liability company that owns an approximate 32% interest in ASTROLINK International LLC. The remaining 86% of LSAT Astro LLC was contributed by us to Liberty Satellite, LLC, as indicated above.

     LSAT currently intends to leverage its capital position and interests in joint ventures it forms with us to pursue strategic opportunities worldwide in the distribution of internet data and other content via satellite and related businesses and is actively seeking to develop or acquire one or more operating businesses related to, or complementary with, that strategy. LSAT's common stock is quoted on the over-the-counter bulletin board under the symbols "LSATA" and "LSATB."

     Terms of Ownership. On March 16, 2000, we completed a transaction with LSAT in which we purchased shares of LSAT's Series A 12% Cumulative Preferred Stock with a liquidation value of $150 million and shares of LSAT's Series B 8% Cumulative Convertible Voting Preferred Stock with a liquidation value of $150 million in exchange for our economic interest in 5,084,745 shares of Sprint PCS Group stock, valued at approximately $300 million as of March 14, 2000. This preferred stock is senior to all other classes and series of capital stock of LSAT. The Series A preferred stock does not have voting rights and is not convertible into common stock. The holders of the Series B preferred stock have voting rights representing, in the aggregate, approximately 85% of the total voting power of LSAT and vote together with the holders of all other classes or series of voting stock of LSAT, except as required by law. In addition, the Series B preferred stock is convertible at the option of the holder into shares of Series B common stock at a conversion price of $8.84 per share of Series B common stock, subject to adjustments as described in the Certificate of Designation for the Series B preferred stock.

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INTERNET SERVICES AND TECHNOLOGY

     The Internet has emerged as a significant global communications and commerce medium, enabling millions of people worldwide to share information, create communities among individuals with similar interests and conduct business electronically. In addition to its emergence as a significant global communications medium, the Internet has features and functions that are unavailable in traditional media, which enable online merchants to communicate effectively with customers and advertisers to target users with specific needs and interests. As a result, the Internet has emerged as an attractive medium for advertising and electronic commerce.

  LIBERTY DIGITAL, INC.

     Liberty Digital, Inc. (formerly known as TCI Music, Inc.) is a diversified new media company focused on the development of interactive television programming with interests in interactive television technology, E-commerce and content businesses, including OpenTV, Inc., move.com, BET.com, MTV Online, Replay TV, Inc., TiVO Inc. and rights to provide interactive networks to AT&T's cable systems. Liberty Digital also delivers music services to commercial and residential customers via cable, satellite, the Internet and other platforms through its subsidiary, DMX, Inc. Liberty Digital's Series A common stock trades on the Nasdaq National Market under the symbol "LDIG."

     Ownership Interest. We hold approximately a 92% interest in Liberty Digital. Our interest in Liberty Digital began in 1997 when TCI Music was formed as a wholly owned subsidiary of TCI for the purpose of entering into a business combination with DMX, LLC. DMX currently programs, markets and distributes the premium digital audio music service known as Digital Music Express, to more than 29 million subscribers in the United States. In December of 1997, TCI Music acquired The Box Worldwide, Inc., which programs and distributes an interactive music video television programming service to cable and broadcast television systems via satellite delivery, and SonicNet, Inc., a leading Internet music network consisting of a group of music web sites. TCI Music acquired The Box to serve as the platform for music video and acquired SonicNet to provide music-related content to DMX and The Box and to position itself to take advantage of developments in music distribution through the Internet.

     In July 1999, TCI Music entered into a joint venture with MTV Networks, a division of Viacom, Inc., to form and operate an online music venture, MTVN Online L.P. As part of that transaction, TCI Music contributed to MTVN Online substantially all of the assets and business of The Box and SonicNet, subject to certain exceptions. In return, TCI Music received a 10% interest in MTVN Online. In connection with this transaction, we and TCI Music each agreed not to compete with MTVN Online in its online music video business until July 15, 2002 or in the music video business generally until July 15, 2004, subject to certain exceptions.

     In September 1999, we and TCI Music completed a transaction pursuant to which we and certain of our affiliates contributed to TCI Music substantially all of our respective Internet content and interactive television programming assets, certain rights with respect to access to AT&T cable systems for the provision of interactive video services, and a combination of cash and notes receivable equal to $150 million, in exchange for preferred and common stock of TCI Music. Following this transaction, TCI Music changed its name to Liberty Digital, Inc. In addition, we adopted a policy that Liberty Digital would be our primary (but not exclusive) vehicle to pursue corporate opportunities relating to interactive programming and content related services in the United States and Canada.

     On February 23, 2001, Liberty Digital, through its wholly owned subsidiary LDIG Gamenet, Inc., acquired a 50% interest in the Game Show Network, LLC from subsidiaries of Sony Pictures Entertainment Inc. for $125 million in cash, plus
(1) delivery of a promissory note made by LDIG Gamenet and us in the principal amount of $100 million, (2) delivery of an aggregate of 2,184,433 shares of Liberty Digital Series A common stock, of which (x) 1,491,598 shares were delivered in payment of $50 million of the aggregate purchase price and (y) 692,835 shares were issued to LDIG Gamenet and delivered by it to subsidiaries of Sony Pictures Entertainment in prepayment in full of the interest payable under the promissory note.

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     As consideration to us for becoming an obligor on the promissory note described above, Liberty Digital transferred to us 888,517 shares of the common stock of Internet Pictures Corporation, one of its portfolio investments. In connection with the issuance of the promissory note, we, Liberty Digital and LDIG Gamenet entered into an agreement which provides, among other things, that to the extent we are required to pay any amount under the promissory note, LDIG Gamenet will be required to transfer a portion of its interests in the Game Show Network to us in consideration of our making such payment. The amount of the interests in the Game Show Network to be transferred to us in such event would be equal to the greater of (x) the percentage equivalent of $100 million divided by twice the sum of $275 million and the aggregate amount of cash capital contributions made by LDIG Gamenet to the Game Show Network after February 23, 2001, and (y) the percentage equivalent of $110 million divided by the fair market value of the Game Show Network at such time (such fair market value to be determined through negotiations between us and LDIG Gamenet, or if we and LDIG Gamenet cannot reach agreement, by an investment banking or valuation firm selected by us). We and LDIG Gamenet also entered into a security agreement which secures LDIG Gamenet's obligations under the promissory note through the creation of a security interest in the interests held by LDIG Gamenet in the Game Show Network.

     We also loaned an aggregate of $12.5 million to Liberty Digital at the time of the closing of the Game Show Network transaction. A portion of this amount was used to fund the purchase price for the interest in the Game Show Network and the remainder of this amount is to be used to fund the operations of Liberty Digital's business. This loan was evidenced by a promissory note of Liberty Digital issued on February 23, 2001. We are entitled to demand repayment of the promissory note on or after August 22, 2001. The promissory note is unsecured, bears interest at the rate of 10% per annum, and contains other customary provisions for a promissory note of this type. The promissory note may be prepaid without penalty at any time and Liberty Digital has agreed to apply the proceeds of certain asset sales, if any, to prepay such note.

  LIBERTY LIVEWIRE CORPORATION

     Liberty Livewire Corporation provides a wide range of services to clients in the feature film, television and advertising industries worldwide. Service offerings include traditional audio and video post-production, transmission and distribution services via satellite and fiber, Internet library services and Internet hosting. Liberty Livewire also provides interactive television services under the brand name HyperTV(R) with Liberty Livewire. Liberty Livewire has locations in Los Angeles, New York, Atlanta, London, San Francisco, Singapore, and Barcelona.

     Liberty Livewire's sound services include music recording, sound editing, and the mixing of dialogue, music and sound effects; video services include film-to-video transfer, visual effects and graphics, videotape editing, and mastering and duplication of videotape and DVD formats. Liberty Livewire and its employees have won 12 Academy Awards(R) for Best Sound and eight Oscars(R) for technical achievement.

     On July 25, 2000, Liberty Livewire acquired privately held Triumph Communications Group for .7 million shares of Liberty Livewire Class A common stock and $5.7 million in cash.

     On February 1, 2001, Liberty Livewire acquired Group W Network Services' program channel origination, studio production, post-production, graphics and satellite transmission services business for approximately $95 million in cash, plus approximately $21.5 million in assumed liabilities and obligations. Liberty Livewire borrowed approximately $95.8 million from us in order to finance this acquisition, through the issuance of a convertible promissory note in the aggregate original principal amount of $82 million under the First Amended and Restated Credit Agreement described below, and two additional non-convertible notes in the aggregate original principal amounts of $9.4 million and $4.4 million, respectively.

     Liberty Livewire Class A common stock trades on the Nasdaq National Market under the symbol "LWIRA."

     Terms of Ownership. We own approximately 31.3 million shares of Liberty Livewire Class B common stock, representing an 85% equity interest and a 98% voting interest in Liberty Livewire, on a
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fully diluted basis. In addition, we have made loans to Liberty Livewire under a
First Amended and Restated Credit Agreement between our company and Liberty Livewire, dated as of December 22, 2000, in connection with certain of Liberty Livewire's recent acquisitions. Liberty Livewire executed and delivered two convertible promissory notes evidencing these loans on January 26, 2001 and February 1, 2001, in the aggregate original principal amounts of approximately $92.5 million and $82 million, respectively. The notes are convertible into shares of Liberty Livewire Class B common stock at a conversion price of $10.00 per share, at any time, until June 30, 2008, which is the maturity date of the notes. Liberty Livewire may borrow up to $34 million in additional convertible loans under the First Amended and Restated Credit Agreement for other purposes allowed under the terms of that agreement. Each share of Liberty Livewire Class
B common stock is convertible into one share of Liberty Livewire Class A common stock.

     We acquired our interest in Liberty Livewire through the following transactions:

     - On April 10, 2000, we acquired all of the outstanding common stock of Four Media Company in exchange for $123 million in cash, 6.4 million shares of AT&T's Class A Liberty Media Group tracking stock and a warrant to purchase 0.7 million shares of AT&T's Class A Liberty Media Group tracking stock.

     - On June 9, 2000, we acquired a controlling interest in The Todd-AO Corporation, consisting of 6.5 million shares of Class B common stock of Todd-AO, representing 60% of the equity and approximately 94% of the voting power of Todd-AO, in exchange of 5.4 million shares of AT&T's Class A Liberty Media Group tracking stock. The stock of Four Media was then contributed to Todd-AO in exchange for 16.6 million Todd-A Class B shares. Concurrently, Todd-AO changed its name to Liberty Livewire Corporation.

     - On July 19, 2000, we acquired 100% of SounDelux Entertainment Group's post-production and sound related businesses for $90 million in cash. We contributed our interest in these assets to Liberty Livewire for 8.2 million additional shares of Liberty Livewire Class B common stock.

     - On December 22, 2000, we acquired all the outstanding capital stock of Video Services Corporation in exchange for $38 million in cash and 1.4 million shares of AT&T's Class A Liberty Media Group tracking stock. We subsequently contributed 100% of the capital stock of Video Services Corporation to Liberty Livewire in exchange for a convertible promissory note in the original principal amount of approximately $92.5 million, issued pursuant to the First Amended and Restated Credit Agreement described above. Video Services Corporation provides satellite, distribution and production services to the motion picture, television, and advertising industries.

  ON COMMAND CORPORATION

     In connection with our acquisition of Ascent Entertainment Group, Inc., we acquired an approximate 56% ownership interest in On Command Corporation, a leading provider of in-room interactive entertainment, Internet access, business information and guest services for the lodging industry. On Command's common stock trades on the Nasdaq National Market under the symbol "ONCO."

  MOTOROLA, INC. (SUCCESSOR TO GENERAL INSTRUMENT CORPORATION)

     Our interest in Motorola, Inc. derives from our former interest in General Instrument Corporation. GI merged with Motorola on January 5, 2000. Prior to its merger with Motorola, GI was a worldwide provider of integrated and interactive broadband access solutions which, with its strategic partners and customers, sought to advance the convergence of the Internet, telecommunications and video entertainment industries. To that end, GI made products that allow video, voice and data to be delivered over cable, digital satellite and telephony networks. GI was a supplier of digital and analog set-top terminals and systems for wired and wireless cable television networks, as well as hybrid fiber/coaxial network transmission systems used by cable television operators. GI also provided digital satellite television systems for programmers, direct-to-home satellite networks and private networks for business communications. Through its limited partnership interest in Next Level Communications L.P., GI provided next-generation broadband access

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solutions for local telephone companies. GI also had audio and
Internet/data-delivery systems among its product lines.

     In the Motorola merger, each share of GI common stock was exchanged for
0.575 shares of Motorola common stock. In connection with the merger, we entered into an agreement with Motorola, pursuant to which we agreed to vote our shares of GI common stock in favor of the transaction and Motorola granted to us certain registration rights with respect to the shares of Motorola common stock acquired by us in the merger. Immediately following the merger, GI stockholders owned approximately 17% of Motorola.

     Motorola is a global provider of integrated communications solutions and embedded electronic solutions. These include:

     - software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet access products, for consumers, network operators, and commercial, government and industrial customers;

     - embedded semiconductor solutions for customers in networking, transportation, wireless communications and imaging and entertainment markets; and

     - embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and consumer markets.

Motorola's common stock trades on the NYSE under the symbol "MOT."

     Ownership Interest. We currently hold a 4% interest in Motorola, including vested warrants to purchase approximately 28.3 million shares of Motorola common stock.

     Our relationship with GI began in December 1997 when National Digital Television Center, Inc., a wholly owned subsidiary of TCI, entered into an agreement with GI to purchase advanced digital set-top terminals. In connection with NDTC's purchase commitment, GI granted the warrants specified above. In July 1998, TCI acquired 21.4 million restricted shares of GI common stock in exchange for:

     - certain of the assets of NDTC's set-top authorization business;

     - the license of certain related software to GI;

     - a $50 million promissory note from TCI to GI; and

     - a nine year revenue guarantee from TCI in favor of GI.

In connection with the TCI merger, the shares of GI common stock and the note payable were contributed to us. In April 1999, we acquired an additional 10 million shares of GI from Forstmann Little & Co. for $280 million. This purchase increased our ownership in GI to approximately 18% and made us the largest stockholder of GI.

  ANTEC CORPORATION

     We also hold an approximately 18% interest in Antec Corporation, an international communications technology company specializing in the design and engineering of hybrid fiber/coaxial broadband networks and the development and distribution of products for these broadband networks. Antec provides its customers, primarily cable system operators, with products and services that enable reliable, high-speed, two-way broadband transmission of video, telephony, and data. In addition, Antec has developed a full line of technologically advanced fiber optic products to capitalize on current and future upgrades of cable systems employing hybrid fiber/coaxial technology capable of providing state-of-the-art video, voice and data services. Antec's common stock trades on the Nasdaq National Market under the symbol "ANTC."

REGULATORY MATTERS

  DOMESTIC PROGRAMMING

     In the United States, the FCC regulates the providers of satellite communications services and facilities for the transmission of programming services, the cable television systems that carry such services, and, to some extent, the availability of the programming services themselves through its

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regulation of program licensing. Cable television systems in the United States are also regulated by municipalities or other state and local government authorities. Cable television companies are currently subject to federal rate regulation on the provision of basic service, and continued rate regulation or other franchise conditions could place downward pressure on the fees cable television companies are willing or able to pay for programming services in which we have interests. Regulatory carriage requirements also could adversely affect the number of channels available to carry the programming services in which we have an interest.

     Regulation of Program Licensing. The Cable Television Consumer Protection and Competition Act of 1992 (the 1992 Cable Act) directed the FCC to promulgate regulations regarding the sale and acquisition of cable programming between multi-channel video programming distributors (including cable operators) and satellite-delivered programming services in which a cable operator has an attributable interest. The legislation and the implementing regulations adopted by the FCC preclude virtually all exclusive programming contracts between cable operators and satellite programmers affiliated with any cable operator (unless the FCC first determines the contract serves the public interest) and generally prohibit a cable operator that has an attributable interest in a satellite programmer from improperly influencing the terms and conditions of sale to unaffiliated multi-channel video programming distributors. Further, the 1992 Cable Act requires that such affiliated programmers make their programming services available to cable operators and competing multi-channel video programming distributors such as multi-channel multi-point distribution systems and direct broadcast satellite distributors on terms and conditions that do not unfairly discriminate among distributors. The Telecommunications Act of 1996 has extended these rules to programming services in which telephone companies and other common carriers have attributable ownership interests. The FCC revised its program licensing rules by implementing a damages remedy in situations where the defendant knowingly violates the regulations and by establishing a timeline for the resolution of such complaints, among other things.

     Regulation of Carriage of Programming. Under the 1992 Cable Act, the FCC has adopted regulations prohibiting cable operators from requiring a financial interest in a programming service as a condition to carriage of such service, coercing exclusive rights in a programming service or favoring affiliated programmers so as to restrain unreasonably the ability of unaffiliated programmers to compete.

     Regulation of Ownership. The 1992 Cable Act required the FCC, among other things, (1) to prescribe rules and regulations establishing reasonable limits on the number of channels on a cable system that will be allowed to carry programming in which the owner of such cable system has an attributable interest and (2) to consider the necessity and appropriateness of imposing limitations on the degree to which multi-channel video programming distributors (including cable operators) may engage in the creation or production of video programming. In 1993, the FCC adopted regulations limiting carriage by a cable operator of national programming services in which that operator holds an attributable interest to 40% of the first 75 activated channels on each of the cable operator's systems. The rules provide for the use of two additional channels or a 45% limit, whichever is greater, provided that the additional channels carry minority-controlled programming services. The regulations also grandfather existing carriage arrangements that exceed the channel limits, but require new channel capacity to be devoted to unaffiliated programming services until the system achieves compliance with the regulations. These channel occupancy limits apply only up to 75 activated channels on the cable system, and the rules do not apply to local or regional programming services. However, on March 2, 2001, the United States Court of Appeals for the District of Columbia Circuit found that the FCC had failed to justify adequately the channel occupancy limit, reversed the FCC's decision and remanded the rule to the FCC for further consideration. These rules, if readopted by the FCC upon remand with record support, may limit carriage of the programming companies in which we have interests on certain systems of affiliated cable operators. In the same rulemaking, the FCC concluded that additional restrictions on the ability of multi-channel distributors to engage in the creation or production of video programming were then unwarranted.

     In its March 2 decision, the Court of Appeals also reversed the FCC's rule imposing a thirty percent limit on the number of subscribers served by systems in which a multiple system operator can have an attributable ownership interest.

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     The FCC's rules also generally prohibit common ownership of a cable system and broadcast television stations or multichannel multi-point distribution systems (MMDS) with overlapping service areas. In August 1999, the FCC revised the attribution standards, which are used to implement these ownership rules, and adopted new attribution standards based upon a combination of equity, debt and other indicia of influence. On December 14, 2000, the FCC adopted further revised attribution standards. The new attribution criteria could limit our ability to engage in certain transactions involving broadcast stations and MMDS systems. The ownership attribution standards used to enforce other rules, including the horizontal cable system ownership, channel occupancy limits, program access and program carriage rules, also were revised in October 1999. The Court of Appeals reversed these revised standards, in part, in its March 2 decision.

     Regulation of Carriage of Broadcast Stations. The 1992 Cable Act granted broadcasters a choice of must carry rights or retransmission consent rights. The rules adopted by the FCC generally provided for mandatory carriage by cable systems of all local full-power commercial television broadcast signals selecting must carry rights and, depending on a cable system's channel capacity, non-commercial television broadcast signals. Such statutorily mandated carriage of broadcast stations coupled with the provisions of the Cable Communications Policy Act of 1984, which require cable television systems with 36 or more "activated" channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permit franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational and government access channels, could adversely affect some or substantially all of the programming companies in which we have interests by limiting the carriage of such services in cable systems with limited channel capacity. On January 18, 2001, the FCC adopted rules relating to the cable carriage of digital television signals. Among other things, the rules clarify that a digital-only television station can assert a right to analog or digital carriage on a cable system. The FCC initiated a further proceeding to determine whether television stations may assert rights to carriage of both analog and digital signals during the transition to digital television. The imposition of such additional must carry regulation, in conjunction with the current limited cable system channel capacity, would make it likely that cable operators will be forced to drop cable programming services, which may have an adverse impact on the programming companies in which we have interests.

     Closed Captioning and Video Description Regulation. The Telecommunications Act of 1996 also required the FCC to establish rules and an implementation schedule to ensure that video programming is fully accessible to the hearing impaired through closed captioning. The rules adopted by the FCC will require substantial closed captioning over an eight to ten year phase-in period with only limited exemptions. As a result, the programming companies in which we have interests are expected to incur significant additional costs for closed captioning. In July 2000, the FCC also adopted rules requiring certain broadcasters and the largest national video programming services to begin to provide audio descriptions of visual events for the visually impaired on the secondary audio program.

     Copyright Regulation. Satellite carriers, such as Gemstar-TV Guide's UVTV division, retransmit the broadcast signals of "superstations," such as KWGN and WGN, and of network stations to home satellite dish owners for private home viewing under statutory license pursuant to the Satellite Home Viewer Act of 1994 (the SHV Act). The Intellectual Property and Communications Omnibus Reform Act of 1999 (IPCORA), enacted into law in November 1999, extends the SHV Act license until December 31, 2004. Under the SHV Act, satellite carriers previously paid a monthly fee of 27 cents per subscriber for the secondary transmission of distant superstations and distant network stations. However, IPCORA has decreased the royalty fee for distant superstations by 30% and distant network stations by 45%. To the extent that satellite carriers transmit superstation or network station signals to cable operators, such cable operators pay the copyright fee under the separate compulsory license. Satellite carriers may only distribute the signals of network broadcast stations, as distinguished from superstations, to "unserved households" that are outside the Grade B contours of a station affiliated with such network. In October 2000, the FCC adopted rules that subject superstations and distant network stations delivered by satellite directly to dish owners to new program exclusivity rules (similar to those imposed on cable operators), including syndicated exclusivity, network non-duplication and sports blackout rules. The FCC also adopted rules in May 2000 establishing signal strength measurement and subscriber eligibility standards. The statute
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provides a copyright liability moratorium for all satellite carriers distributing distant network signals to existing (as of October 31, 1999) and recently terminated (after July 1, 1998) subscribers who are within Grade B contours of local network affiliates. Moreover, the entire C-band satellite industry is exempt from all restrictions on delivering distant network signals to subscribers who received C-band service before October 31, 1999. IPCORA and rulemakings, exemptions, and regulatory requirements adopted under it will substantially impact the C-band and DBS industry, potentially affecting the economics of uplinking and distributing distant network stations and superstations to dish owners. A subsidiary of Gemstar-TV Guide entered into an agreement with the National Association of Broadcasters, the ABC, CBS, FOX and NBC networks, their affiliate associations, and several hundred broadcast stations to identify by zip code those geographic areas which are "unserved" by network affiliated stations in May 1998. With the passage of IPCORA, that subsidiary opted to discontinue that agreement, and the parties resolved their dispute over such termination in June 2000.

     Satellites and Uplink. In general, authorization from the FCC must be obtained for the construction and operation of a communications satellite. The FCC authorizes utilization of satellite orbital slots assigned to the United States by the World Administrative Radio Conference. Such slots are finite in number, thus limiting the number of carriers that can provide satellite transponders and the number of transponders available for transmission of programming services. At present, however, there are numerous competing satellite service providers that make transponders available for video services to the cable industry.

     Proposed Changes in Regulation. The regulation of programming services, cable television systems, satellite carriers and television stations is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated and there can be no assurance that our business will not be adversely affected by future legislation, new regulation or deregulation.

  DOMESTIC TELEPHONY AND SATELLITE SYSTEMS

     The FCC regulates the licensing, construction, operation, acquisition, resale and interconnection arrangements of domestic wireless telecommunications systems. The activities of wireless service providers, such as the Sprint PCS Group of Sprint Corporation, are subject to regulation in varying degrees, depending on the jurisdiction, by state and local regulatory agencies as well. The FCC, in conjunction with the U.S. Federal Aviation Administration, also regulates tower marking and lighting, and FCC environmental rules may cause certain PCS network facilities to become subject to regulation under the National Environmental Policy Act and the National Historic Preservation Act.

     We also hold interests in various entities that provide domestic interstate and intrastate telephony services, including competitive local exchange, exchange access and interexchange services. Interstate telephone services are regulated at the federal level pursuant to the Communications Act and the rules of the FCC. Intrastate telephone services are regulated to varying degrees by the public utility commissions of the respective states.

  INTERNATIONAL CABLE, TELEPHONY AND PROGRAMMING

     Some of the foreign countries in which we have, or propose to make, an investment regulate, in varying degrees, (1) the granting of cable and telephony franchises, the construction of cable and telephony systems and the operations of cable, other multi-channel television operators and telephony operators and service providers, as well as the acquisition of, and foreign investments in, such operators and service providers, and (2) the distribution and content of programming and Internet services and foreign investment in programming companies. Regulations or laws may cover wireline and wireless telephony, satellite and cable communications and Internet services, among others. Regulations or laws that exist at the time we make an investment in a foreign subsidiary or business affiliate may thereafter change, and there can be no assurance that material and adverse changes in the regulation of the services provided by our subsidiaries and business affiliates will not occur in the future. Regulation can take the form of price controls, service requirements and programming and other content restrictions, among others. Moreover, some countries do not issue exclusive licenses to provide multi-channel television services within
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a geographic area, and in those instances we may be adversely affected by an overbuild by one or more competing cable operators. In certain countries where multi-channel television is less developed, there is minimal regulation of cable television, and, hence, the protections of the cable operator's investment available in the United States and other countries (such as rights to renewal of franchises and utility pole attachment) may not be available in these countries.

  INTERNET SERVICES

     The Internet companies in which we have interests are subject, both directly and indirectly, to various laws and governmental regulations relating to their respective businesses. There are currently few laws or regulations directly applicable to access to or commerce on commercial online services or the Internet. For example, the Digital Millennium Copyright Act, enacted into law in 1998, protects certain qualifying online service providers from copyright infringement liability, the Internet Tax Freedom Act, also enacted in 1998, placed a three year moratorium on new state and local taxes on Internet access and commerce, and, under the Communications Decency Act, an Internet service provider will not be treated as the publisher or speaker of any information provided by another information content provider. However, because of the increasing popularity and use of commercial online services and the Internet, a number of laws and regulations may be adopted with respect to commercial online services and the Internet. For example, the Internet Tax Freedom Act expires in 2001, but Congress may extend this moratorium in some form. Other Internet-related laws and regulations may cover issues such as user privacy, defamatory speech, copyright infringement, pricing and characteristics and quality of products and services. The adoption of such laws or regulations in the future may slow the growth of commercial online services and the Internet, which could in turn cause a decline in the demand for the services and products of the Internet companies in which we have interests and increase such companies' costs of doing business or otherwise have an adverse effect on their businesses, operating results and financial conditions. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues such as property ownership, libel, personal privacy and taxation is uncertain and could expose these companies to substantial liability.

  BROADCASTERS

     We also have nonattributable minority ownership interests in group owners of broadcast television and radio stations. The FCC extensively regulates the ownership and operation of such stations through a variety of rules. Among other things, FCC regulations: (1) limit the number of television stations in which a person or entity may hold an attributable interest both locally and nationally;
(2) limit the common ownership of television stations and radio stations in a particular market; and (3) prohibit the common ownership of a broadcast station and a daily newspaper published in or a cable system operating in a community over which that station places a broadcast signal of certain strength.

COMPETITION

  PROGRAMMING

     The business of distributing programming for cable and satellite television is highly competitive, both in the United States and in foreign countries. The programming companies in which we have interests directly compete with other programmers for distribution on a limited number of channels. Once distribution is obtained, our programming services and our business affiliates' programming services compete, in varying degrees, for viewers and advertisers with other cable and off-air broadcast television programming services as well as with other entertainment media, including home video (generally video rentals), pay-per-view services, online activities, movies and other forms of news, information and entertainment. The programming companies in which we have interests also compete, to varying degrees, for creative talent and programming content. Our management believes that important competitive factors include the prices charged for programming, the quantity, quality and variety of the programming offered and the effectiveness of marketing efforts. In addition, HSN and QVC operate in direct competition with businesses that are engaged in retail merchandising.

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  COMMUNICATIONS

     The cable television systems and other forms of media distribution in which we have interests directly compete for viewer attention and subscriptions in local markets with other providers of entertainment, news and information, including other cable television systems in those countries that do not grant exclusive franchises, broadcast television stations, direct-to-home satellite companies, satellite master antenna television systems, multi-channel multi-point distribution systems and telephone companies, other sources of video programs (such as videocassettes) and additional sources for entertainment news and information, including the Internet. Cable television systems also face strong competition from all media for advertising dollars. Our management believes that important competitive factors include fees charged for basic and premium services, the quantity, quality and variety of the programming offered, the quality of signal reception, customer service and the effectiveness of marketing efforts.

     In addition, there is substantial competition in the domestic wireless telecommunications industry, and it is expected that such competition will intensify as a result of the entrance of new competitors and the increasing pace of development of new technologies, products and services. Each of the markets in which the Sprint PCS Group competes is served by other two-way wireless service providers, including cellular and PCS operators and resellers. A majority of the markets will have five or more commercial mobile radio service providers and each of the top 50 metropolitan markets have at least one other PCS competitor in addition to two cellular incumbents. Many of these competitors have been operating for a number of years and currently service a significant subscriber base.

  INTERNET SERVICES AND TECHNOLOGY

     The markets for Internet services, online content and products are relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Internet companies and web sites competing for consumers' attention and spending has proliferated with no substantial barriers to entry, and we expect that competition will continue to intensify in the future. The Internet companies and web sites in which we have interests compete, directly and indirectly, for members, visitors, advertisers, content providers and merchandise sales with many categories of companies, including:

          - other Internet companies and web sites targeted to the respective audiences of the Internet companies and web sites in which we have interests;

          - publishers and distributors of traditional off-line media (such as television, radio and print), including those targeted to the respective audiences of the Internet companies and web sites in which we have interests, many of which have made, or may in the future make, significant acquisitions of or investments in Internet companies and/or have established, or may in the future establish, web sites;

          - general purpose consumer online services such as America Online and Microsoft Network, each of which provides access to content and services targeted to the respective audiences of the Internet companies and web sites in which we have interests;

          - vendors of information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and

          - web search and retrieval services and other high-traffic web sites.

We anticipate that the number of such competitors will increase in the future.

     The technology companies in which we have interests compete with a substantial number of foreign and domestic companies, and the rapid technological changes occurring in such companies' markets are expected to lead to the entry of new competitors. The ability of the technology companies in which we have interests to anticipate technological changes and introduce enhanced products on a timely basis will be a significant factor in their ability to expand and remain competitive. Existing competitors' actions and new entrants may have an adverse impact on these companies' sales and profitability.

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EMPLOYEES

     As of March 31, 2001, we had approximately 45 employees and our consolidated subsidiaries had an aggregate of approximately 7,300 employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our employee relations are good.

PROPERTIES

     With the exception of our corporate offices in Englewood, Colorado (which we lease), we do not own or lease any real or personal property other than through our interests in our subsidiaries and business affiliates. Our subsidiaries and business affiliates own or lease the fixed assets necessary for the operation of their respective businesses, including office space, transponder space, headends, cable television and telecommunications distribution equipment, telecommunications switches and customer equipment (including converter boxes). We are currently building a new corporate headquarters in Englewood, Colorado, which we expect to occupy by the end of 2001. Our management believes that our current facilities are, and our new headquarters will be, suitable and adequate for our business operations for the foreseeable future.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we or any of our subsidiaries is a party or of which any of our property is subject.

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                   RELATIONSHIP BETWEEN AT&T AND OUR COMPANY
                              AFTER THE SPLIT OFF

RELATIONSHIP WITH AT&T

     Since the TCI merger, we have been a wholly owned subsidiary of AT&T Broadband, LLC, of which AT&T is the sole member. Our businesses and assets and those of our subsidiaries constitute all of the businesses and assets of AT&T's Liberty Media Group, which was created in connection with the TCI merger.

     In connection with the TCI merger, a number of agreements were entered into and governance arrangements were put in place that addressed the relationship between AT&T and its Common Stock Group (including AT&T's Wireless Stock Group), on the one hand, and Liberty and the other members of AT&T's Liberty Media Group, on the other hand. Certain of those agreements will be amended prior to the split off to reflect the relationship between the parties following the split off. A summary of the material provisions of the foregoing agreements, including any proposed amendments thereto, that will survive the split off is set forth below.

INTER-GROUP AGREEMENT

     The inter-group agreement, as amended and supplemented to the date of this prospectus, provides for the arrangements between AT&T's Common Stock Group and AT&T's Liberty Media Group concerning, among other things, the responsibility of each group for any claims, obligations or liabilities arising from that group's operations and restrictions on the ability of either group to enter into transactions that involve or bind the other group. In general, each group is solely responsible for all claims, obligations or liabilities arising from that group's operations, whether arising before or after the TCI merger or the split off, and is required to indemnify the other group and to hold the other group harmless against all claims, liabilities, losses and expenses allocated to the indemnifying group.

     In connection with the split off, the inter-group agreement will be supplemented to provide that we and AT&T will use all commercially reasonable efforts to effect the split off as of 9:00 a.m., New York City time, on August 10, 2001. However, the consummation of the split off will be subject to the satisfaction or waiver of the following conditions as of the redemption date:

     - AT&T shall have obtained a private letter ruling with respect to the U.S. federal income tax consequences of the split off, in form and substance reasonably satisfactory to us and AT&T, which, as of the split off, shall not have been revoked in whole or in part nor modified in any manner, in each case adverse to us, AT&T or the holders of AT&T's Liberty Media Group tracking stock and all transactions described in such ruling that are to be taken prior to the split off shall have been taken prior to, and be in effect as of, the split off;

     - no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the split off shall be in effect;

     - the registration statement of which this prospectus forms a part shall not be subject to any stop order issued by the Securities and Exchange Commission;

     - our common stock shall have been accepted for listing on the New York Stock Exchange; and

     - no events or developments shall have occurred that, in the judgment of AT&T's board of directors and its capital stock committee, would result in the split off having a material adverse effect on AT&T or the holders of AT&T's Liberty Media Group tracking stock.

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     If a material condition to the split off is waived after the date of this prospectus, we intend to issue a press release disclosing this waiver and file the press release on a Form 8-K with the Securities and Exchange Commission.

     In addition, it is a non-waivable condition to the split off that:

     - a private letter ruling shall have been received, in form and substance reasonably satisfactory to us and AT&T, with regard to the U.S. federal income tax consequences of the split off to the effect that the split off will be treated as a tax-free exchange under Section 355 of the Internal Revenue Code of 1986, as amended; and

     - that such private letter ruling shall not have been revoked in whole or in part nor modified in any manner, in each case materially adverse to us, AT&T, or the holders of AT&T's Liberty Media Group tracking stock, and that all transactions described in the private letter ruling that are to be taken prior to the split off shall have been taken prior to, and be in effect as of, the split off.

INTERCOMPANY AGREEMENT

     We are entitled to the following benefits under the intercompany agreement:

  PREFERRED VENDOR STATUS

     We are granted preferred vendor status with respect to access, timing and placement of new programming services. This means that AT&T uses its reasonable efforts to provide digital basic distribution of new services created by us and our affiliates, on mutual "most favored nation" terms and conditions and otherwise consistent with industry practices, subject to the programming meeting standards that are consistent with the type, quality and character of AT&T's cable services as they may evolve over time.

  EXTENSION OF TERM OF AFFILIATION AGREEMENTS

     AT&T has agreed to extend any existing affiliation agreement of us and our affiliates that expires on or before March 9, 2004, to a date not before March 9, 2009, if most favored nation terms are offered and the arrangements are consistent with industry practice.

  INTERACTIVE VIDEO SERVICES

     AT&T has agreed to enter into arrangements with us for interactive video services under one of the following two arrangements, which will be at the election of AT&T:

     - Pursuant to a five-year arrangement, renewable for an additional four-year period on then-current most favored nation terms, AT&T will make available to us capacity equal to one 6 megahertz channel (in digital form and including interactive enablement, first screen access and hot links to relevant web sites -- all to the extent implemented by AT&T cable systems) to be used for interactive, category-specific video channels that will provide entertainment, information and merchandising programming. The foregoing, however, will not compel AT&T to disrupt other programming or other channel arrangements. The services are to be accessible through advanced set-top devices or boxes deployed by AT&T, except that, unless specifically addressed in a mutually acceptable manner, AT&T will have no obligation to deploy set-top devices or boxes of a type, design or cost materially different from that it would otherwise have deployed. The content categories may include, among others, music, travel, health, sports, books, personal finance, automotive, home video sales and games; or

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     - AT&T may enter into one or more mutually agreeable ventures with us for interactive, category-specific video channels that will provide entertainment, information and merchandising programming. Each venture will be structured as a 50/50 venture for a reasonable commercial term and provide that we and AT&T will not provide interactive services in the category(s) of interactive video services provided through the venture for the duration of such term other than the joint venture services in the applicable categories. When the distribution of interactive video services occurs through a venture arrangement, AT&T will share in the revenue and expense of the provision of the interactive services pro rata to its ownership interest in lieu of the commercial arrangements described in the preceding paragraph. At the third anniversary of the formation of any such venture, AT&T may elect to purchase our ownership interest in the venture at fair market value. The parties will endeavor to make any such transaction tax efficient to us.

     At the date of this prospectus, we have not entered into any further agreements with AT&T regarding the distribution of specific interactive television channels. As a result, the exact terms under which AT&T will provide carriage of these channels has not been determined, and AT&T has not made any elections between the alternative carriage arrangements described above. Although we will continue to endeavor to negotiate agreements with AT&T concerning distribution of interactive channels within the framework of the intercompany agreement, there can be no assurance that we will be able to conclude any such agreement on acceptable terms.

TAX SHARING AGREEMENT

     We have entered into a tax sharing agreement with AT&T, which will remain in effect following the split off. The tax sharing agreement provides, among other things, that:

     - to the extent that the inclusion of AT&T's Liberty Media Group within the consolidated U.S. federal income tax return (or any combined, consolidated or unitary tax return) filed by a member of AT&T's Common Stock Group increases tax liability for any period, we will be responsible for paying AT&T an amount equal to the increased tax liability; and

     - to the extent that the inclusion of AT&T's Liberty Media Group within the consolidated U.S. federal income tax return (or any combined, consolidated or unitary tax return) filed by a member of AT&T's Common Stock Group reduces tax liability for any period, AT&T will be responsible for paying us an amount equal to the reduced tax liability.

     The net operating loss for U.S. federal income tax purposes of the affiliated group of which TCI was the common parent at the time of the TCI merger (the TCI Affiliated Group) will be allocated to us (the Allocated NOL) to offset any obligations we would otherwise incur under the tax sharing agreement for periods subsequent to March 9, 1999 (the date of the TCI merger). At the time of the split off, the companies attributed to AT&T's Liberty Media Group will be deconsolidated for U.S. federal income tax purposes from the affiliated group of which AT&T is the parent corporation. As a result, AT&T will be required to pay us an amount equal to 35% of the amount of the Allocated NOL that has not been used as an offset to our obligations under the tax sharing agreement, and that has been, or is reasonably expected to be, utilized by AT&T. Certain other tax carryovers of the TCI Affiliated Group will be allocated to AT&T to offset any obligations it would otherwise incur under the tax sharing agreement for periods subsequent to the TCI merger on March 9, 1999.

     In general, with respect to the TCI Affiliated Group, for periods ending on or prior to March 9, 1999, the tax sharing agreement provides that:

     - we pay AT&T any portion of regular tax liability attributable to TCI's former Liberty Media Group or the TCI Ventures Group;

     - any regular tax losses or other tax attributes may be used by us or AT&T without compensation to any other group; and

     - if the TCI Affiliated Group has an alternative minimum tax liability, the group, if any, generating alternative minimum tax losses will be paid for such losses to the extent that such losses reduce alternative minimum tax liability of the TCI Affiliated Group but we will not otherwise be required to pay our share of such alternative minimum tax liability.

     If the split off were not to qualify as a tax-free transaction to AT&T, AT&T would recognize taxable gain equal to the excess of the fair market value of our common stock distributed in exchange for AT&T's Liberty Media Group tracking stock over AT&T's tax basis in our common stock. Please see "The Split Off -- U.S. Federal Income Tax Consequences of the Split Off" for a more detailed discussion of the U.S. federal income tax consequences of the split off to AT&T. Under the tax sharing agreement, we may be required to indemnify AT&T for certain tax liabilities that are incurred by AT&T with respect to the split off. The tax sharing agreement also allocates responsibility for certain liabilities associated with deferred intercompany transactions triggered into income as a result of the deconsolidation. In the case of deferred intercompany transactions for which AT&T's Liberty Media Group is responsible, we must pay AT&T an amount equal to any tax (or reduction in any tax refund, credit or other benefit) attributable thereto. We also must pay AT&T for any tax (or reduction in any tax refund, credit or other benefit) attributable to any excess loss accounts with respect to the stock of members of AT&T's Liberty Media Group. In addition, upon deconsolidation, we will be required to pay AT&T for certain deferred payments pursuant to a 1995 tax sharing agreement with TCI.

FACILITIES AND SERVICES AGREEMENT

     We and AT&T Broadband have entered into a facilities and services agreement. Pursuant to the agreement, AT&T Broadband provides us with office space and related services at AT&T Broadband's facilities. Pursuant to the agreement, we reimburse AT&T Broadband for all direct expenses incurred by AT&T Broadband in providing services thereunder and a pro rata share of all indirect expenses incurred by AT&T Broadband in connection with the rendering of such services. The obligations of AT&T Broadband to provide services under the agreement will terminate on December 31, 2001. We were allocated $1 million in corporate and general and administrative costs by AT&T Broadband for the first three months of 2001 and $3 million for the calendar year 2000. We are currently building a new corporate headquarters in Englewood, Colorado, which we expect to occupy by the end of 2001.

AFFILIATION AGREEMENTS

     AT&T Broadband is party to affiliation agreements pursuant to which it purchases programming from our subsidiaries and affiliates. Certain of these agreements provide for penalties and charges in the event the supplier's programming is not carried on AT&T Broadband's cable systems or not delivered to a contractually specified number of customers. Charges to AT&T Broadband for such programming is generally based upon customary rates and often provide for payments to AT&T Broadband by our subsidiaries and business affiliates for marketing support.

     In July 1997, AT&T Broadband's predecessor, TCI, entered into a 25 year affiliation agreement with Starz Encore Group (formerly Encore Media Group) pursuant to which AT&T Broadband is obligated to pay monthly fixed amounts in exchange for unlimited access to Encore and STARZ! programming. The affiliation agreement further provides that to the extent Starz Encore Group's programming costs increase above amounts specified in the agreement, then AT&T Broadband's payments under the affiliation agreement will be increased in an amount equal to a proportion of the excess. Starz Encore Group has requested payment from AT&T Broadband of its proportionate share of Starz Encore Group's excess programming costs during the first quarter of 2001 (which amount, approximately $40 million, is expected to represent the bulk of AT&T Broadband's proportionate share of excess programming costs for the year 2001). Excess programming costs payable by AT&T Broadband could be significantly larger in future years. By letter dated May 29, 2001, AT&T Broadband has disputed the enforceability of the excess programming costs pass through provisions of the affiliation agreement and questioned whether the affiliation agreement, as a whole, is "voidable." The letter further suggests that the parties meet to discuss a new affiliation arrangement. Starz Encore Group has advised us that it views AT&T Broadband's position to be without merit.

     Also in 1997, in connection with the merger of Liberty Digital and DMX, TCI transferred to Liberty Digital the right to receive all revenue from sales of DMX music services to AT&T Broadband's residential and commercial subscribers, net of an amount equal to 10% of revenue from such sales to residential subscribers and net of the revenue otherwise payable to DMX as license fees under AT&T Broadband's existing affiliation agreements.

     We received $86 million and $243 million in revenue for programming services provided to AT&T Broadband for the first three months of 2001 and the calendar year 2000, respectively.

OTHER TRANSACTIONS

     NDTC. National Digital Television Center, a subsidiary of AT&T Broadband, leases transponder facilities to certain of our subsidiaries. Charges by NDTC for such arrangements were $3 million for the first three months of 2001, and $19 million for the calendar year 2000.

     Associated Group. On January 14, 2000, we completed our acquisition of The Associated Group, Inc. pursuant to a merger agreement among AT&T, a wholly owned subsidiary of AT&T, us and Associated Group. In this transaction, Associated Group was acquired by and became a member of AT&T's Liberty Media Group through a merger of the relevant AT&T subsidiary into Associated Group. In the merger, each share of Associated Group's Class A common stock and Class B common stock was converted into 0.49634 shares of AT&T common stock and 2.41422 shares of AT&T's Class A Liberty Media Group tracking stock. Prior to the merger, Associated Group was principally engaged in the ownership and operation of interests in various communications-related businesses. Associated Group's primary assets were:

     - approximately 19.7 million shares of AT&T common stock;

     - approximately 46.8 million shares of AT&T's Class A Liberty Media Group tracking stock;

     - approximately 10.6 million shares of AT&T's Class B Liberty Media Group tracking stock;

     - approximately 21.4 million shares of common stock of Teligent, Inc., a full-service, facilities-based communications company; and

     - all of the outstanding shares of common stock of TruePosition, Inc., a wholly owned subsidiary of Associated Group which provides location services for wireless carriers and users designed to determine the location of any wireless transmitters, including cellular and PCS telephones.

     Immediately following the completion of the merger, all of the shares of AT&T common stock, AT&T's Class A Liberty Media Group tracking stock and AT&T's Class B Liberty Media Group tracking stock previously held by Associated Group were retired by AT&T and all of the businesses and assets of Associated Group, other than its interest in Teligent, were transferred to us. AGI LLC, a member of AT&T's Liberty Media Group, held Associated Group's interest in Teligent until its sale of that interest during the second quarter of 2001. All of AT&T's equity interest in AGI LLC was contributed to us in anticipation of the split off.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the persons who will serve as our directors and executive officers upon consummation of the split off.

                                    DATE OF
NAME                                 BIRTH                           POSITION
----                                --------                         --------
John C. Malone....................    3/7/41   Chairman of the Board and Director
Robert R. Bennett.................   4/19/58   President, Chief Executive Officer and Director
Gary S. Howard....................   2/22/51   Executive Vice President, Chief Operating Officer
                                                 and Director
David J.A. Flowers................   5/17/54   Senior Vice President and Treasurer
Elizabeth M. Markowski............  10/26/48   Senior Vice President
Charles Y. Tanabe.................  11/27/51   Senior Vice President, General Counsel and Secretary
Peter N. Zolintakis...............   7/10/57   Senior Vice President
Christopher W. Shean..............   7/16/65   Vice President and Controller
Paul A. Gould.....................   9/27/45   Director
Jerome H. Kern....................    6/1/37   Director
Larry E. Romrell..................  12/30/39   Director

     The following is a five-year employment history for the persons who will serve as our directors and executive officers upon consummation of the split off, including any directorships held in public companies.

     John C. Malone has served as Chairman of the Board and one of our directors since 1990. Dr. Malone served as Chairman of the Board and a director of Liberty Satellite & Technology, Inc. (formerly TCI Satellite Entertainment, Inc.) from December 1996 to August 2000. Dr. Malone also served as Chairman of the Board of TCI from November 1996 to March 1999, as Chief Executive Officer of TCI from January 1994 to March 1999, and as President of TCI from January 1994 to March 1997. Dr. Malone is also a director of AT&T, The Bank of New York, USANi LLC, UnitedGlobalCom, Inc. and Cendant Corporation. Dr. Malone is expected to resign from the board of directors of AT&T concurrently with, and contingent upon, the consummation of the split off.

     Robert R. Bennett has served as our President and Chief Executive Officer since April 1997 and one of our directors since September 1994. Mr. Bennett served as Executive Vice President of TCI from April 1997 to March 1999. Mr. Bennett served as our Executive Vice President, Secretary and Treasurer from June 1995 through March 1997, Chief Financial Officer from May 1996 through March 1997, and in various executive positions since our inception in 1990. Mr. Bennett also served as acting Chief Financial Officer of Liberty Digital, Inc. from June 1997 to July 1997. Mr. Bennett is a director of Liberty Livewire Corporation, Liberty Satellite & Technology, Inc., USANi LLC and Telewest Communications plc and serves as Chairman of the Board of Liberty Digital, Inc.

     Gary S. Howard has served as our Executive Vice President, Chief Operating Officer and one of our directors since July 1998. Mr. Howard has also served as Chairman of the Board of Liberty Satellite & Technology, Inc. since August 2000. Mr. Howard served as Chief Executive Officer of Liberty Satellite & Technology, Inc. from December 1996 to April 2000. Mr. Howard also served as Executive Vice President of TCI from December 1997 to March 1999; as Chief Executive Officer, Chairman of the Board and a director of TV Guide, Inc. (prior to its merger with Gemstar) from June 1997 to March 1999; and as President and Chief Executive Officer of TCI Ventures Group, LLC from December 1997 to March 1999.

Mr. Howard served as President of TV Guide, Inc. (prior to its merger with Gemstar) from June 1997 to September 1997; as President of Liberty Satellite & Technology, Inc. from February 1995 through August 1997; and as Senior Vice President of TCIC from October 1994 to December 1996. Mr. Howard is a director of Liberty Digital, Inc., Liberty Livewire Corporation, Liberty Satellite & Technology, Inc. and On Command Corporation.

     David J.A. Flowers has served as Senior Vice President and Treasurer of Liberty since October 2000. Mr. Flowers served as a Vice President and Treasurer of Liberty since April 1997. Mr. Flowers served as Vice President -- Portfolio Manager of Liberty from June 1995 to April 1997. Prior to joining Liberty, Mr. Flowers held several positions at Toronto Dominion Bank from August 1989 to June 1995, including Managing Director in its Media Finance Group. Mr. Flowers is a director of Corus Entertainment, Inc.

     Elizabeth M. Markowski has served as Senior Vice President of Liberty since November 2000. Prior to joining Liberty, Ms. Markowski was a partner in the law firm of Baker Botts L.L.P for more than the past five years.

     Charles Y. Tanabe has served as a Senior Vice President and General Counsel of Liberty since January 1999. He is being appointed to the position of Secretary in April 2001. Prior to joining Liberty, Mr. Tanabe was a member of Sherman & Howard L.L.C., a law firm based in Denver, Colorado, for more than five years.

     Peter N. Zolintakis has served as Senior Vice President of Tax Strategy of Liberty since November 1998. Prior to joining Liberty, Mr. Zolintakis was a partner of PricewaterhouseCoopers, where he specialized, for more than five years, in the tax issues relating to corporate mergers, acquisitions, divestitures and restructurings for clients primarily in the cable television and high technology industries.

     Christopher W. Shean has served as Vice President and Controller of Liberty since October 2000. Prior to joining Liberty, Mr. Shean served at the accounting firm of KPMG for more than the past five years, most recently as an assurance partner.

     Paul A. Gould has served as one of our directors since March 1999. Mr. Gould has also served as a Managing Director and Executive Vice President of Allen & Company Incorporated, an investment banking services company, for more than the last five years. Mr. Gould served as a director of TCI from December 1996 to March 1999, Liberty Media International, Inc. from July 1995 to October 1998, and TV Guide, Inc. (before its merger with Gemstar) from January 1996 to February 1998. Mr. Gould is a director of On Command Corporation.

     Jerome H. Kern has served as one of our directors since March 1999. Mr. Kern is the Chairman of the board of directors of On Command Corporation and served as its Chief Executive Officer from April 2000 through April 2001. Mr. Kern served as Vice Chairman and as a consultant of TCI from June 1998 to March 1999. Prior to joining TCI, Mr. Kern was Special Counsel with the law firm of Baker Botts L.L.P. from July 1996 to June 1998, and a senior partner of Baker Botts L.L.P. from September 1992 to July 1996. He is a director of TCI Pacific Communications Inc. and On Command Corporation

     Larry E. Romrell has served as one of our directors since March 1999. Mr. Romrell served as Executive Vice President of TCI from January 1994 to March 1999 and since March 1999 has served as a consultant to AT&T Broadband. Mr. Romrell also served, from December 1997 to March 1999, as Executive Vice President and Chief Executive Officer of TCI Business Alliance and Technology Co., a subsidiary of TCI prior to the TCI merger that oversaw and developed TCI's technology activities; from December 1997 to March 1999, as Senior Vice President of TCI Ventures Group, LLC; and, from September 1994 to October 1997, as President of TCI Technology Ventures, Inc., a subsidiary of TCI prior to the TCI merger that invested in and developed companies engaged in advancing telecommunications technology. Mr. Romrell is a director of Liberty Livewire Corporation and General Communication, Inc.

     The executive officers named above will serve in such capacities until the next annual meeting of our board of directors, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of the directors.

BOARD COMPOSITION

     Our restated certificate of incorporation provides for a classified board of directors of not less than three members, with the exact number of directors to be fixed by resolution of our board. Our charter further provides that each class shall consist of a number of directors equal to one-third of the total authorized number of directors. Upon consummation of the split off, the number of directors on our board will be six. The six members of our board will be divided among three classes. Our Class I directors, whose term will expire at the annual meeting of our stockholders in 2002, will be Larry E. Romrell and Jerome H. Kern. Our Class II directors, whose term will expire at the annual meeting of our stockholders in 2003, will be Gary S. Howard and Paul A. Gould. Our Class III directors, whose term will expire at the annual meeting of our stockholders in 2004, will be John C. Malone and Robert R. Bennett. At each annual meeting of our stockholders, the successors of that class of directors whose term(s) expire at that meeting shall be elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective death, resignation or removal and until their respective successors are elected and qualified.

COMMITTEES OF THE BOARD

     Our board of directors has established an executive committee, whose members are John C. Malone, Paul A. Gould and Robert R. Bennett. Except as specifically prohibited by the General Corporation Law of the State of Delaware, the executive committee may exercise all the powers and authority of our board in the management of our business and affairs, including the power and authority to authorize the issuance of shares of our capital stock.

     Following the split off, our board of directors will establish a new compensation committee. This compensation committee will review and make recommendations to our board regarding all forms of compensation provided to our executive officers and directors. In addition, the compensation committee will review and make recommendations on bonus and stock compensation arrangements for all of our employees. The compensation committee will have sole responsibility for the administration of our stock option plan following the split off.

     Following the split off, our board of directors will establish an audit committee. The audit committee will review and monitor the corporate financial reporting and the internal and external audits of our company. The committee's functions will include:

     - recommending annually to our board of directors the appointment of our independent auditors;

     - discussing and reviewing in advance the scope and the fees of our annual audit and reviewing the results of our units with our independent auditors;

     - reviewing and approving non-audit services of our independent auditors;

     - reviewing compliance with our existing major accounting and financial reporting policies;

     - reviewing the adequacy of major accounting and financial reporting policies;

     - reviewing our management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices;

     - reviewing compliance with applicable SEC and stock exchange rules regarding audit committees; and

     - preparing a report for our annual proxy statement.

     The board, by resolution, may from time to time establish certain other committees of the board, consisting of one or more of our directors. Any committee so established will have the powers delegated to it by resolution of the board, subject to applicable law.

COMPENSATION OF DIRECTORS

     No member of our board of directors receives any compensation for serving on our board. However, all members of our board are reimbursed for travel expenses incurred to attend any meetings of our board or any committee thereof.

COMPENSATION OF EXECUTIVE OFFICERS

     The following tables set forth information relating to compensation, including grants of stock options and stock appreciation rights (SARs) in respect of our common stock (after giving effect to the consummation of the split off), for:

     - our Chief Executive Officer; and

     - our four other most highly compensated executive officers for the fiscal year ended December 31, 2000.

These executive officers are collectively referred to as our "named executive officers."

     Summary Compensation Table. The following table sets forth information concerning the compensation paid by us to our named executive officers for the three years ended December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                               LONG-TERM COMPENSATION
                             ANNUAL COMPENSATION             --------------------------
                             -------------------                            SECURITIES     ALL OTHER
NAME AND PRINCIPAL                     SALARY       BONUS    RESTRICTED     UNDERLYING    COMPENSATION
POSITION WITH LIBERTY        YEAR        ($)         ($)     STOCK AWARD   OPTIONS/SARS       ($)
---------------------        -----   -----------   -------   -----------   ------------   ------------
                                                                ($ IN         (# IN
                                                             THOUSANDS)     THOUSANDS)
Robert R. Bennett..........  2000    $1,000,000    $    --      $  --             --        $47,013(2)(3)
  President and Chief        1999    $1,000,000    $    --      $  --             --        $47,013(2)(3)
  Executive Officer          1998    $  559,354    $    --      $  --         12,000(1)     $36,540(2)(3)
Gary S. Howard.............  2000    $  786,058    $    --      $  --             --        $15,000(3)
  Executive Vice President   1999    $  750,000    $23,210      $  --             --        $15,000(3)
  and Chief Operating
     Officer                 1998    $  533,769    $    --      $  --         10,000(1)     $15,000(3)
Charles Y. Tanabe..........  2000    $  524,039    $    --      $  --             --        $15,000(3)
  Senior Vice President and  1999    $  492,308    $    --      $  --             --        $15,000(3)
  General Counsel            1998    $       --    $    --      $  --          2,400(1)     $    --
Peter N. Zolintakis........  2000    $  485,692    $    --      $  --             --        $15,000(3)
  Senior Vice President      1999    $  496,865    $    --      $  --             --        $15,000(3)
                             1998    $   76,946    $    --      $  --          2,400(1)     $    --
David J.A. Flowers.........  2000    $  323,077    $    --      $  --             --        $15,000(3)
  Senior Vice President      1999    $  274,038    $    --      $  --             --        $10,000(3)
  and Treasurer              1998    $  250,000    $    --      $  --            500(1)     $10,000(3)

---------------

(1) On December 29, 1998, pursuant to the 1998 Incentive Plan, these executive officers were granted options in tandem with SARs to acquire shares of TCI's Series A Liberty Media Group tracking stock. In the TCI merger, those options and tandem SARs were converted into options and rights with respect to AT&T's Class A Liberty Media Group tracking stock at an exercise price of $10.81 per share, as adjusted for a subsequent two-for-one stock split. As a result of the split off, those options and tandem SARs are being converted into options and rights with respect to our Series A common stock at an exercise price of $10.81 per share. The options and tandem SARs vest evenly over five years on each anniversary of the date of grant. The options and tandem SARs expire on December 29, 2008, subject to earlier termination in certain events. Notwithstanding the vesting schedule as set forth in the option agreements, the options and SARs will immediately vest and become exercisable if the grantee's employment with us terminates by reason of disability or the grantee dies while employed by us.

(2) Includes $32,013, $32,013 and $21,540 which consists of the amounts of premiums we paid in fiscal 2000, 1999 and 1998, respectively, pursuant to split dollar, whole life insurance policies for the insured executive officer. We will pay a portion of the premiums annually until the first to occur of:

     - 10 years from the date of the policy;

     - the insured executive's death;

     - the premiums are waived under a waiver of premium provision;

     - the policy is terminated as set forth below; and

     - premiums are prepaid in full for the 10-year period as set forth below.

The insured executive has granted an assignment of policy benefits in our favor in the amounts of the premiums we paid. At the end of such 10-year period or upon acceleration of premiums as described below, the entire policy vests to the sole benefit of the insured executive and we will remove or cancel the assignment in our favor against the policy. In the event of a change in control of our company, our liquidation or the sale of substantially all of our assets, the policy will immediately be prepaid in full through the tenth year, prior to such event. Similarly, if the insured executive is dismissed for any reason (except for conviction of a felony class miscarriage of responsibilities as our officer), we will immediately prepay and fully fund the policy through the tenth year. Upon any of the foregoing events, the policy will vest to the sole benefit of the insured executive. If, however, the insured executive voluntarily chooses to terminate employment (and that decision is not a result of pressure from us to resign or a resignation related to an adverse change in us or our affiliates) without cause, we will have no further obligation to fund premiums, but the policy will vest to the sole benefit of the insured executive.

(3) Amounts represent contributions to the Liberty Media 401(k) Savings Plan (our savings plan), formerly the TCI 401(k) Stock Plan. Our savings plan provides employees with an opportunity to save for retirement. Participants in our savings plan may contribute up to 10% of their compensation, and we contribute a matching contribution of 100% of the participants' contributions. Participant contributions to the savings plan are fully vested upon contribution.

     Generally, participants acquire a vested right in our contributions as follows:

                                                              VESTING
YEARS OF SERVICE                                             PERCENTAGE
----------------                                             ----------
Less than 1................................................       0%
1-2........................................................      33%
2-3........................................................      66%
3 or more..................................................     100%

     With respect to contributions we made to the savings plan in 2000, 1999 and 1998, Messrs. Bennett, Howard and Flowers are fully vested.

     Directors who are not our employees are ineligible to participate in our savings plan. Under the terms of our savings plan, employees are eligible to participate after three months of service.

     Option and SAR Grants in Last Fiscal Year. No named executive officer was granted stock options or SARs during the year ended December 31, 2000.

     Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values. The following table sets forth information concerning exercises of stock options and SARs by our named executive officers during the year ended December 31, 2000 (numbers of securities and dollar amounts in thousands). The following information assumes that the split off was consummated on December 31, 2000.

          AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                                NUMBER OF SECURITIES
                                                                     UNDERLYING
                                                                    UNEXERCISED        VALUE OF UNEXERCISED
                                                                  OPTIONS/SARS AT          IN-THE-MONEY
                                         SHARES                  DECEMBER 31, 2000       OPTIONS/SARS AT
                                        ACQUIRED      VALUE             (#)             DECEMBER 31, 2000
                                       ON EXERCISE   REALIZED       EXERCISABLE/         ($) EXERCISABLE/
NAME                                     (#)(1)        ($)         UNEXERCISABLE          UNEXERCISABLE
----                                   -----------   --------   --------------------   --------------------
Robert R. Bennett
  Exercisable
     Our Series A....................     2,000      $51,490           7,986                 $45,659
  Unexercisable
     Our Series A....................        --           --           8,207                 $29,290

Gary S. Howard
  Exercisable
     Our Series A....................     1,600      $28,160           2,465                 $ 7,264
  Unexercisable
     Our Series A....................        --           --           6,000                 $16,515

Charles Y. Tanabe
  Exercisable
     Our Series A....................        --           --             480                 $ 1,321
  Unexercisable
     Our Series A....................        --           --           1,440                 $ 3,964

Peter N. Zolintakis
  Exercisable
     Our Series A....................        --           --             480                 $ 1,321
  Unexercisable
     Our Series A....................        --           --           1,440                 $ 3,964

David J.A. Flowers
  Exercisable
     Our Series A....................       100      $ 1,801           1,020                 $10,032
  Unexercisable
     Our Series A....................        --           --             420                 $ 1,952

---------------

(1) Represents the number of shares underlying SARs which were exercised in 2000.

EMPLOYMENT CONTRACTS

     In connection with the TCI merger, an employment agreement between Dr. Malone and TCI was assigned to us. The term of Dr. Malone's employment agreement is extended daily so that the remainder of the employment term is five years. The employment agreement was amended in June 1999 to provide for, among other things, an annual salary of $2,600, subject to increase upon the approval of our board. Additionally, the employment agreement provides for personal use of our aircraft and flight crew, limited to an aggregate value of $200,000 per year, and payment or reimbursement of professional fees and expenses incurred by Dr. Malone for estate and tax planning services.

     Dr. Malone's employment agreement provides, among other things, for deferral of a portion (not in excess of 40%) of the monthly compensation payable to him. The deferred amounts will be payable in monthly installments over a 20-year period commencing on the termination of Dr. Malone's employment, together with interest thereon at the rate of 8% per annum compounded annually from the date of deferral to the date of payment.

     Dr. Malone's employment agreement also provides that, upon termination of his employment by us (other than for cause, as defined in the agreement) or if Dr. Malone elects to terminate the agreement because of a change in control of our company, all remaining compensation due under the agreement for the balance of the employment term shall be immediately due and payable.

     Dr. Malone's agreement provides that, during his employment with us and for a period of two years following the effective date of his termination of employment with us, unless termination results from a change in control of our company, he will not be connected with any entity in any manner specified in the agreement, which competes in a material respect with our business. The agreement provides, however, that Dr. Malone may own securities of any corporation listed on a national securities exchange or quoted in The Nasdaq Stock Market to the extent of an aggregate of 5% of the amount of such securities outstanding.

     For a period of 12 months following a change in control of our company, as defined in Dr. Malone's employment agreement, our ability to terminate Dr. Malone's employment for cause will be limited to situations in which Dr. Malone has entered a plea of guilty to, or has been convicted of, the commission of a felony offense.

     Dr. Malone's agreement also provides that in the event of termination of his employment with us, he will be entitled to receive 240 consecutive monthly payments of $15,000 (increased at the rate of 12% per annum compounded annually from January 1, 1988 to the date payment commences), the first of which will be payable on the first day of the month succeeding the termination of Dr. Malone's employment. In the event of Dr. Malone's death, his beneficiaries will be entitled to receive the foregoing monthly payments.

     Dr. Malone deferred a portion of his monthly compensation under his previous employment agreement. We assumed the obligation to pay that deferred compensation in connection with the TCI merger. The compensation that he deferred (together with interest on that compensation at the rate of 13% per annum compounded annually from the date of deferral to the date of payment) will continue to be payable under the terms of the previous agreement. The rate at which interest accrues on the previously deferred compensation was established in 1983 pursuant to the previous agreement.

LIBERTY MEDIA 2000 INCENTIVE PLAN

     A subcommittee of the capital stock committee of AT&T's board of directors adopted the Liberty Media Group 2000 Incentive Plan in December 2000. The plan is designed to provide additional remuneration to certain employees and independent contractors for their exceptional service and to encourage their investment in our company. The plan is also intended to (1) attract persons of exceptional ability to become officers and employees of our company, and (2) induce independent contractors to provide services to our company. The following discussion of the plan refers to our Series A common stock instead of AT&T's Liberty Media Group Class A tracking stock, since the plan will apply to our Series A common stock upon consummation of the split off.

     The plan is administered by an incentive plan committee, which is currently a subcommittee of the capital stock committee of AT&T's board of directors. The incentive plan committee is comprised of three members. Each member is a non-employee director and an outside director under Treasury Regulation Section 162(m) and Section 16b-3 of the Exchange Act. The incentive plan committee will have the full power and authority to grant eligible persons the awards described below and determine the terms and conditions under which any awards are made. However, no award shall be granted unless it has first been recommended by the compensation committee of our board of directors whose members' prior to the split off, are John C. Malone, Paul A. Gould and Robert R. Bennett.

     The incentive plan committee may grant stock options, stock appreciation rights, restricted shares, stock units or any combination of these under the plan (collectively, awards), subject to the requirement that each award first be recommended by our compensation committee. The maximum number of shares of our Series A common stock with respect to which awards may be issued under the plan shall be 30 million. Shares of our Series A common stock will be made available from either our authorized but unissued shares or shares that have been issued but reacquired by our company. Shares of our Series A common stock that are subject to (1) any award that expires, terminates or is annulled for any reason without having been exercised, (2) any award of any SARs that is exercised for cash, and (3) any award of restricted shares or stock units that shall be forfeited prior to becoming vested, will once again be available for distribution under the plan.

     The incentive plan committee also has the power to:

     - interpret the plan and adopt any rules, regulations and guidelines for carrying out the plan that it believes are proper;

     - correct any defect or supply any omission or reconcile any inconsistency in the plan or related documents;

     - determine the form and terms of the awards made under the plan, including persons eligible to receive the award and the number of shares or other consideration subject to awards;

     - provide that option exercises may be paid in cash, common stock or a combination of cash and common stock; and

     - delegate to any subcommittee its authority and duties under the plan unless a delegation would adversely impact the availability of transaction exemptions under Rule 16b-3, and the deductibility of compensation for federal income tax purposes.

The incentive plan committee has delegated all of its power under the plan (except its power to grant awards) to the compensation committee of our board of directors, to the fullest extent permitted by law. Following the split off, the compensation committee of our board of directors, whose members will change, will succeed to all of the powers of the incentive plan committee under the plan and the incentive plan committee will be dissolved.

     Options. Stock options entitle the holder to purchase a specified number of shares of common stock at a specified exercise price subject to the terms and conditions of the option grant. The price at which options may be exercised under the plan may be more than, less than, or equal to the fair market value of our Series A common stock as of the day the option is granted. Under the plan, no person may be granted options covering more than ten million shares of our Series A common stock during a single calendar year. Options granted under the plan are generally non-transferable during the lifetime of an option holder.

     Stock Appreciation Rights. SARs entitle the recipient to receive a payment in cash or in stock equal to the excess value of the stock (on the day the right is exercised) over the price specified in the grant. A SAR may be granted to an option holder with respect to all or a portion of the shares of common stock subject to the related option (a tandem SAR) or granted separately to an eligible employee (a free-standing SAR). Tandem SARs are exercisable only to the extent that the related option is exercisable. Consideration for the SARs may be in cash, shares of our Series A common stock or a combination of both. SARs are also generally non-transferable.

     Restricted Shares. Restricted shares are shares of our Series A common stock that may only be transferred after a vesting period. Restricted shares may be issued at either the beginning or end of the restriction period. An agreement under which restricted shares are issued may provide that the holder of the shares be paid a cash amount any time after the shares become vested.

     Stock Units. Shares of our Series A common stock may also be distributed as an award under the plan. The incentive plan committee, upon the recommendation of our compensation committee, has the power to determine the terms, conditions, restrictions, vesting requirements and payment rules.

     Awards Generally. The awards described above may be granted either individually, in tandem or in combination with each other. However, no single officer or director of our company may receive shares of our Series A common stock representing more than one percent of the shares of AT&T's Liberty Media Group tracking stock outstanding on the date the plan became effective. Under certain conditions, including when a change in control occurs, options and SARs will become immediately exercisable, restricted shares will become unrestricted, and stock units will become fully vested, unless individual agreements state otherwise. The split off does not constitute a change in control of these purposes.

     Amendment and Termination of the Plan. Our compensation committee may recommend that the plan be terminated at any time prior to the tenth anniversary of the date the plan became effective. If the incentive plan committee agrees with this recommendation, the plan may be terminated. In the same manner, the plan may also be suspended, discontinued, modified or amended. However, before an amendment can be made that would adversely affect a participant who has already been granted an award, the participant's consent must be obtained.

LIBERTY MEDIA 401(k) SAVINGS PLAN

     We maintain an employee benefit plan known as the Liberty Media 401(k) Savings Plan. This plan is intended to be a qualified employee plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986. An employee must be one of our employees or an employee of an employer of which we own 80% or more (a participating employer) and must complete three months of continuous employment and be at least 18 years of age to participate in the plan. Credit has been given for service with TCI, our company and our respective affiliates for eligibility and vesting service under the plan. An employee commences participation as soon as administratively feasible following the employee's completion of the eligibility requirements and his or her enrollment in the plan.

     Upon commencing participation, the participant may elect to make pre-tax contributions, after-tax contributions or both to the plan. All participant contributions are made by payroll deduction and all participant contributions may not exceed 10% of the participant's wages from the participating employer. Pre-tax participant contributions are not subject to income tax when contributed to the plan, but will be subject to FICA taxes when contributed to the plan. Those pre-tax participant contributions (and earnings) will be taxed to the participant when the participant receives a distribution from the plan. Pre-tax participant contributions are limited to $10,500 for each year (as adjusted for cost of living increases). After-tax participant contributions are subject to income taxes and FICA taxes when contributed to the plan, but earnings on those contributions will not be taxed to the participant until the participant receives a distribution from the plan.

     A participant may change the amount of his or her participant contributions as of any prospective payroll period. Participant contributions always are 100% vested. The participant may direct the investment of his or her participant contributions, and earnings on those amounts, into a variety of investment options, including the Series A Common Stock Fund (which will be created at the time of the split off).

     Only the first $170,000 (as may be adjusted annually for cost of living increases) of any participant's wages is taken into account for all purposes under the plan, as required by law.

     Generally, we will make a matching contribution to the plan for each plan year equal to 100% of each participant's participant contributions to the plan, unless we, in our discretion, decide upon a different percentage for the matching contribution. All our contributions to the plan are invested solely in the Series A Common Stock Fund (which will be created at the time of the split off).

     Our contributions to the plan become 33% vested after one year of service, 66% vested after two years of service, and 100% vested after three years of service. Generally, a year of service will be credited for each twelve-month period of employment completed by the participant. In addition, a participant will be 100% vested in our contributions upon attaining normal retirement age (age 65), upon becoming totally disabled, or upon the participant's death while employed with a participating employer.

     Our contributions to the plan (and earnings on those contributions) on behalf of a participant are not taxable to the participant until those amounts are distributed from the plan. We receive a deduction for the amounts we contribute to the plan.

     A participant can withdraw his or her participant contributions and our contributions while he or she remains employed only in the following limited circumstances: upon attaining age 59 1/2, the participant may request a withdrawal of all or any portion of his or her contributions account funded by us (including earnings on such contributions) and his or her pre-tax participant contributions account (including earnings on such contributions). A participant may withdraw any portion of his or her after-tax participant contributions at any time. Upon experiencing a financial hardship, a participant may request a withdrawal of his or her pre-tax participant contributions (but not the earnings on such contributions) in an amount necessary to meet the financial need. A participant who takes a hardship withdrawal may not contribute to the plan for 12 months after the withdrawal, and there are limitations on the maximum salary reduction amounts that may be made in the year following the year of the hardship withdrawal.

     Upon terminating employment with us, the participant may receive a distribution of his or her entire vested account in the plan. If the vested account equals $5,000 or less, the distribution will be made as soon as administratively reasonable after the participant's termination of employment occurs. If the participant's vested account exceeds $5,000, the participant must consent to the distribution and such distribution will be made as soon as administratively reasonable after the participant's consent to the distribution is received. The participant must commence distributions from the plan by April 1 of the year following the year in which occurs the later of the participant's attainment of age 70 1/2 or the participant's retirement.

     Distributions will be made in cash, however, the participant may elect to receive that portion of his or her vested account which is invested in the Series A Common Stock Fund in whole shares of our Series A common stock and any portion of his or her vested account which is invested in the AT&T Common Stock Fund in whole shares of AT&T common stock. Any qualified distribution from the plan may be rolled over to an IRA or other qualified plan upon the election of the participant.

     A 10% federal penalty tax may be imposed on the taxable amount of certain early distributions from the plan. The early distribution penalty tax does not apply to distributions made on account of: the death or disability of the participant, the participant's attainment of age 55 and separation from service, the participant's payment of certain medical expenses, payment to an alternate payee under a qualified domestic relations order, or the participant's attainment of age 59 1/2.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information with respect to the ownership by each of our directors and each of our named executive officers and by all of our directors and named executive officers as a group, after giving effect to the split off, of shares of (1) our Series A and Series B common stock, (2) Series A common stock of Liberty Digital, Inc., (3) Series A common stock of Liberty Livewire Corporation, (4) Series A and Series B common stock of Liberty Satellite & Technology, Inc. and (5) common stock of On Command Corporation. The corporations named in clauses (2) through (5) of the immediately preceding sentence are our controlled subsidiaries. All information provided in this section assumes the consummation of the split off as of February 28, 2001.

     The following information is given as of February 28, 2001, and, in the case of percentage ownership information, is based upon (1) 2,376,765,123 shares of our Series A common stock and 212,045,288 shares of Series B common stock (assuming for this purpose that the split off occurred on that date and that no outstanding stock options or warrants are exercised), (2) 33,206,409 shares of Liberty Digital Series A common stock, (3) 5,467,594 shares of Liberty Livewire Series A common stock, (4) 65,471,095 shares of LSAT Series A common stock and 7,732,496 shares of LSAT Series B common stock and (5) 30,556,768 shares of On Command common stock, in each case outstanding on that date. Shares of common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after February 28, 2001, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. So far as is known to us, the persons indicated below have sole voting power with respect to the shares indicated as owned by them except as otherwise stated in the notes to the table.

                                                                    AMOUNT AND
                                                                    NATURE OF
                                                                    BENEFICIAL            PERCENT
                                                                    OWNERSHIP               OF       VOTING
NAME OF BENEFICIAL OWNER                  TITLE OF CLASS          (IN THOUSANDS)           CLASS     POWER
------------------------                  --------------          --------------          -------    ------
John C. Malone.....................  Our Series A                      2,486(1)(2)             *      44.2%
                                     Our Series B                    198,586(1)(3)         93.65%
                                     Liberty Digital Series A              0
                                     Liberty Livewire Series A             0
                                     LSAT Series A                       370(4)                *         *
                                     LSAT Series B                       117                1.52%
                                     On Command                            0
Robert R. Bennett..................  Our Series A                      3,623(5)(6)             *         *
                                     Our Series B                          0
                                     Liberty Digital Series A             80(7)                *         *
                                     Liberty Livewire Series A             0
                                     LSAT Series A                         5(8)                *         *
                                     LSAT Series B                         0
                                     On Command                            0
David J.A. Flowers.................  Our Series A                        520(9)(10)            *         *
                                     Our Series B                          0
                                     Liberty Digital Series A              0
                                     Liberty Livewire Series A             0
                                     LSAT Series A                         0
                                     LSAT Series B                         0
                                     On Command                            0

                                                                    AMOUNT AND
                                                                    NATURE OF
                                                                    BENEFICIAL            PERCENT
                                                                    OWNERSHIP               OF       VOTING
NAME OF BENEFICIAL OWNER                  TITLE OF CLASS          (IN THOUSANDS)           CLASS     POWER
------------------------                  --------------          --------------          -------    ------
Paul A. Gould......................  Our Series A                      1,498(11)               *         *
                                     Our Series B                        438                   *
                                     Liberty Digital Series A              0
                                     Liberty Livewire Series A             0
                                     LSAT Series A                         0
                                     LSAT Series B                         0
                                     On Command                            0
Gary S. Howard.....................  Our Series A                      1,404(12)(13)           *         *
                                     Our Series B                          0
                                     Liberty Digital Series A             20(14)               *         *
                                     Liberty Livewire Series A             0
                                     LSAT Series A                       755(15)            1.14%        *
                                     LSAT Series B                         0
                                     On Command                            0
Jerome H. Kern.....................  Our Series A                      6,237(16)(17)           *         *
                                     Our Series B                          0
                                     Liberty Digital Series A              0
                                     Liberty Livewire Series A             0
                                     LSAT Series A                         0
                                     LSAT Series B                        92(18)               *         *
                                     On Command                        3,594(17)           11.76%    11.76%
Larry E. Romrell...................  Our Series A                      2,778(19)               *         *
                                     Our Series B                          3                   *
                                     Liberty Digital Series A              0
                                     Liberty Livewire Series A             0
                                     LSAT Series A                       741(20)            1.12%        *
                                     LSAT Series B                         0
                                     On Command                            0
Charles Y. Tanabe..................  Our Series A                        285(21)(22)(23)       *         *
                                     Our Series B                          0
                                     Liberty Digital Series A              0
                                     Liberty Livewire Series A             0
                                     LSAT Series A                         0
                                     LSAT Series B                         0
                                     On Command                            0
Peter N. Zolintakis................  Our Series A                        283(24)(25)           *         *
                                     Our Series B                          0
                                     Liberty Digital Series A              0
                                     Liberty Livewire Series A             1                   *         *
                                     LSAT Series A                         0
                                     LSAT Series B                         0
                                     On Command                            0

                                                                    AMOUNT AND
                                                                    NATURE OF
                                                                    BENEFICIAL            PERCENT
                                                                    OWNERSHIP               OF       VOTING
NAME OF BENEFICIAL OWNER                  TITLE OF CLASS          (IN THOUSANDS)           CLASS     POWER
------------------------                  --------------          --------------          -------    ------
All directors and executive
  officers as a group (11
  persons).........................  Our Series A                     19,179(26)(27)(28)(29)      *  44.60%
                                     Our Series B                    199,028(3)(26)        93.86%
                                     Liberty Digital Series A            100(30)               *         *
                                     Liberty Livewire Series A             1                   *         *
                                     LSAT Series A                     1,963(26)(31)        2.92%        *
                                     LSAT Series B                       117                1.52%        *
                                     On Command                        3,619(26)(32)       11.84%    11.84%

---------------

  *  Less than one percent

 (1) Includes 50,904 shares of our Series A common stock and 3,409,436 shares of our Series B common stock held by Dr. Malone's wife, Mrs. Leslie Malone, as to which shares Dr. Malone has disclaimed beneficial ownership.

 (2) Includes 555,943 shares of our Series A common stock held by the Liberty Media 401(k) savings plan. Dr. Malone's beneficial ownership in these shares is limited to his ability to direct the voting thereof pursuant to the terms of the savings plan.

 (3) In connection with the TCI merger, TCI assigned to us its rights under a call agreement with Dr. Malone and Dr. Malone's wife (the Malones) and a call agreement with the Estate of Bob Magness, the Estate of Betsy Magness, Gary Magness (individually and in certain representative capacities) and Kim Magness (individually and in certain representative capacities) (collectively, the Magness Group). As a result, we have the right, under certain circumstances, to acquire our Series B common stock owned by the Malones and the Magness Group. Further, in connection with the TCI merger, TCI assigned to us its rights under a stockholders agreement with the Magness Group and the Malones, pursuant to which, among other things, Dr. Malone has an irrevocable proxy, under certain circumstances, to vote shares of our Series B common stock or any super voting class of equity securities issued by us and held by the Magness Group. See "Certain Relationships and Related Party Transactions -- Certain Rights to Purchase Our Common Stock," for additional information related to the call agreements and the stockholders' agreement.

     As a result of certain provisions of the stockholders' agreement referred to above, Dr. Malone's beneficial ownership of our Series B common stock includes 95,582,332 shares held by the Magness Group.

 (4) Includes beneficial ownership of 250,000 shares of Liberty Satellite & Technology, Inc. Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options (200,000 of which were granted in tandem with SARs).

 (5) Includes 902,767 restricted shares of our Series A common stock, none of which is currently vested.

 (6) Includes 20,160 shares of our Series A common stock held by the Liberty Media 401(k) savings plan. Mr. Bennett's beneficial ownership in these shares is limited to his ability to direct the voting thereof pursuant to the terms of the savings plan.

 (7) Assumes the exercise in full of stock options to acquire 80,000 shares of Liberty Digital Series A common stock, all of which are currently exercisable.

 (8) Includes beneficial ownership of 5,000 shares of Liberty Satellite & Technology, Inc. Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options granted in tandem with SARs.

 (9) Includes 52,725 restricted shares of our Series A common stock, none of which is currently vested.

(10) Includes 6,290 shares of our Series A common stock held by the Liberty Media 401(k) savings plan. Mr. Flowers' beneficial ownership in these shares is limited to his ability to direct the voting thereof pursuant to the terms of the savings plan.

(11) Includes beneficial ownership of 91,400 shares of our Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options granted in tandem with SARs.

(12) Includes 582,177 restricted shares of our Series A common stock, none of which is currently vested.

(13) Includes 33,982 shares of our Series A common stock held by the Liberty Media 401(k) savings plan. Mr. Howard's beneficial ownership in these shares is limited to his ability to direct the voting thereof pursuant to the terms of the savings plan.

(14) Assumes the exercise in full of stock options to acquire 20,000 shares of Liberty Digital Series A common stock, all of which are currently exercisable.

(15) Includes beneficial ownership of 694,076 shares of Liberty Satellite & Technology, Inc. Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options (30,000 of which were granted in tandem with SARs).

(16) Includes beneficial ownership of 5,904,600 shares of our Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options granted in tandem with SARs.

(17) Includes 80,400 shares of our Series A common stock and 20,000 shares of On Command Corporation common stock held by Mr. Kern's wife, Mary Rossick Kern, as to which shares Mr. Kern has disclaimed beneficial ownership.

(18) Includes beneficial ownership of 92,000 shares of Liberty Satellite & Technology, Inc. Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options granted in tandem with SARs.

(19) Includes beneficial ownership of 2,425,776 shares of our Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options granted in tandem with SARs.

(20) Includes beneficial ownership of 734,076 shares of Liberty Satellite & Technology, Inc. Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options (70,000 of which were granted in tandem with SARs).

(21) Includes 3,068 shares of our Series A common stock held by Mr. Tanabe's wife, Arlene Bobrow, as to which shares Mr. Tanabe has disclaimed beneficial ownership.

(22) Includes 139,722 restricted shares of our Series A common stock, none of which is currently vested.

(23) Includes 2,046 shares of our Series A common stock held by the Liberty Media 401(k) savings plan. Mr. Tanabe's beneficial ownership in these shares is limited to his ability to direct the voting thereof pursuant to the terms of the savings plan.

(24) Includes 139,722 restricted shares of our Series A common stock, none of which is currently vested.

(25) Includes 2,613 shares of our Series A common stock held by the Liberty Media 401(k) savings plan. Mr. Zolintakis' beneficial ownership in these shares is limited to his ability to direct the voting thereof pursuant to the terms of the savings plan.

(26) Includes 136,640 shares of our Series A common stock, 3,409,436 shares of our Series B common stock, 200 shares of Liberty Satellite & Technology, Inc. Series A common stock and 20,000 shares of On Command Corporation common stock held by relatives of certain of our directors and executive officers, as to which shares beneficial owned by these directors and executive officers has been disclaimed.

(27) Includes beneficial ownership of 8,421,776 shares of our Series A common stock which may be acquired within 60 days of February 28, 2001, pursuant to stock options granted in tandem with SARs.

(28) Includes 1,817,113 restricted shares of our Series A common stock, none of which is currently vested.

(29) Includes 632,341 shares of our Series A common stock held by the Liberty Media 401(k) savings plan. Our directors' and executive officers' beneficial ownership in these shares is limited to their ability to direct the voting thereof pursuant to the terms of the savings plan.

(30) Assumes the exercise in full of stock options to acquire 100,000 shares of Liberty Digital Series A common stock, all of which are currently exercisable.

(31) Includes beneficial ownership of 1,775,152 shares of Liberty Satellite & Technology, Inc. Series A common stock which may be acquired within 60 days after February 28, 2001, pursuant to stock options (305,000 of which were granted in tandem with SARs.)

(32) Includes 25,000 restricted shares of On Command Corporation common stock, none of which is currently vested.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

BUSINESS RELATIONSHIPS WITH DIRECTORS

  DR. JOHN C. MALONE

     In October 2000, we restructured the ownership of our interests in TruePosition, ICG Communications, Sprint PCS, priceline.com and LSAT and increased our equity interest in LSAT. On October 27, 2000, in three separate transactions, (1) we sold 608,334 shares of TruePosition common stock to TP Investment, Inc., a company wholly owned by our Chairman, Dr. Malone, for $6 million in cash; (2) we and TP Investment each contributed shares of TruePosition common stock to Liberty TP LLC, a newly formed limited liability company; and (3) we and Liberty AGI, Inc., one of our subsidiaries, directly and through our respective subsidiaries, contributed our respective ownership interests in TruePosition, Sprint PCS, ICG Communications and priceline.com to Liberty TP Management, Inc., a newly formed corporation, in exchange for newly issued equity securities of Liberty TP Management. Concurrently, TP Investment contributed shares of LSAT's Class A and Class B common stock and $47.2 million in cash to Liberty TP Management, in exchange for newly issued equity securities of Liberty TP Management. On October 31, 2000 Liberty ICGX, Inc. and Liberty PCLN, Inc., two of our subsidiaries, each of which contributed assets to Liberty TP Management, each sold a portion of the Liberty TP Management securities it received in exchange for those assets to TP Investment for an aggregate of approximately $34.92 million. Salomon Smith Barney Inc. delivered an opinion to us and Liberty AGI that the aggregate consideration received in these transactions by us and Liberty AGI and our respective subsidiaries was fair from a financial point of view.

  JEROME H. KERN

     On August 10, 2000, Jerome H. Kern, one of our directors and the Chairman of the Board of On Command, purchased from On Command shares of its Series A Convertible Participating Preferred Stock for a $21 million note. These preferred shares are convertible into 1.4 million shares of On Command's common stock. The note is secured by these preferred shares or the proceeds from the sale of the shares and Mr. Kern's personal obligations under the loan are limited. The note, which matures on August 1, 2005, may not be prepaid and interest on the note accrues at a rate of 7% per annum.

     On December 29, 2000, we entered into an agreement to guaranty the repayment of a revolving line of credit extended by The Bank of New York to Mr. Kern with an aggregate available amount of up to $19.2 million. In consideration of our guaranty, Mr. Kern has agreed to pay us an annual fee of $96,000, payable quarterly, for each year of the two year term of the line of credit. To secure Mr. Kern's repayment of any amount paid by us under the guaranty, Mr. Kern has granted to us a security interest in all of his stock options and tandem or free-standing SARs with respect to shares of AT&T's Liberty Media Group tracking stock or, after the split off, our Series A common stock, and shares of AT&T's common stock. If the value of these securities fall below two times the amount of the loan we have guaranteed, Mr. Kern is required to pledge additional collateral to us of sufficient value to maintain the two-times coverage ratio.

  PAUL A. GOULD

     Paul A. Gould is a managing director of Allen & Company Incorporated. Some of our acquired subsidiaries have retained Allen & Co. from time to time to provide investment banking services.

BUSINESS RELATIONSHIPS WITH OFFICERS

     In May 2000, Robert R. Bennett (our President and Chief Executive Officer and one of our directors), Miranda Curtis and Graham Hollis, officers of our subsidiary, Liberty Media International, and Yasushige Nishimura, a consultant with Liberty Media International, purchased an aggregate 20% common stock interest in Liberty Jupiter, Inc., one of our subsidiaries, for $800,000. Liberty Jupiter owns a 10% interest in Jupiter Telecommunications Co., Inc. Mr. Bennett purchased a 4.5% interest for $180,000. We and the purchasers, including Mr. Bennett, entered into a stockholders agreement pursuant to which the purchasers can require us to purchase, after five years, all or part of their common stock interest in Liberty Jupiter, in exchange for our common stock, at its then-fair market value. In addition, we have the right to purchase, in exchange for our common stock, the purchasers' common stock interests in Liberty Jupiter for fair market value at any time.

     In September 2000, the following executive officers of our company purchased common stock interests in Satellite MGT, Inc., one of our subsidiaries: David J.A. Flowers purchased a 0.46% interest for $100,000, Elizabeth M. Markowski purchased a 0.91% interest for $200,000, Charles Y. Tanabe purchased a 0.68% interest for $150,000 and Peter N. Zolintakis purchased a 0.68% interest for $150,000. Satellite MGT owns an indirect interest in Liberty Satellite, LLC, an entity that holds some of our investments in satellite and technology related assets. We and the officers named entered into a stockholders agreement pursuant to which the officers can require us to purchase, after five years, all or part of their common stock interest in Satellite MGT, in exchange for our common stock, at its then-fair market value. In addition, we have the right to purchase, in exchange for our common stock, the officers' common stock interests in Satellite MGT for fair market value at any time.

     In November 2000, we granted Elizabeth M. Markowski, Larry E. Romrell (one of our directors) and David Beddow, a board member of Liberty Livewire, an aggregate 2.82% common stock interest in Liberty LWR, Inc., one of our subsidiaries, that owns a direct interest in Liberty Livewire. The common stock interest granted to these individuals had an aggregate value of $282,000. Ms. Markowski holds a .6263% interest with a value of $62,625, and Mr. Romrell holds a 1.4625% interest with a value of $146,250. Liberty LWR also awarded Mr. Romrell a deferred bonus in the initial amount of $3,373,836, which amount will decrease by an amount equal to any increase over the five-year period from the date of the award in the value of some of the common shares granted to Mr. Romrell. We and these individuals entered into a stockholders agreement pursuant to which the individuals can require us to purchase, after five years, all or part of their common stock interest in Liberty LWR, in exchange for our common stock, at its then-fair market value. In addition, we have the right to purchase, in exchange for our common stock, their common stock interests in Liberty LWR for fair market value at any time.

     Ms. Markowski was a partner with the law firm of Baker Botts L.L.P. from August 1992 to October 2000. We have retained Baker Botts to perform various legal services from time to time for us and certain of our subsidiaries and business affiliates during our last fiscal year as well as our current fiscal year.

INDEMNIFICATION OF CERTAIN OF OUR EMPLOYEES

     In connection with the TCI merger, certain of our employees (including directors and executive officers) who were officers or directors of TCI prior to the TCI merger received undertakings of indemnification from TCI with respect to the effects of U.S. federal excise taxes that may become payable by them as a result of the TCI merger and the resulting change in control of TCI. Pursuant to the inter-group agreement discussed under "Relationship between AT&T and Our Company After the Split Off," we and AT&T are each responsible for all obligations to our respective officers and employees.

CERTAIN RIGHTS TO PURCHASE OUR COMMON STOCK

     On February 9, 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness (the Magness Estate), the late founder and former Chairman of the Board of TCI, TCI entered into a call agreement with Dr. Malone and Dr. Malone's wife (the Malones), and a call agreement with the Estate of Bob Magness, the Estate of Betsy Magness, Gary Magness (individually and in certain representative capacities) and Kim Magness (individually and in certain representative capacities) (collectively, the Magness Group). Under these call agreements, each of the Magness Group and the Malones granted to TCI the right to acquire all of the shares of TCI's common stock owned by them that entitle the holder to cast more than one vote per share (the high voting shares) upon

Dr. Malone's death or upon a contemplated sale of the high voting shares (other than a minimal amount) to third parties. In either such event, TCI had the right to acquire such shares at a price equal to the then market price of shares of TCI's common stock of the corresponding series that entitled the holder to cast no more than one vote per share (the low voting shares), plus a 10% premium, or in the case of a sale, the lesser of such price and the price offered by the third party. In addition, each call agreement provides that if TCI were ever to be sold to a third party, then the maximum premium that the Magness Group or the Malones would receive for their high voting shares would be the price paid for shares of the relevant series of low voting stock by the third party, plus a 10% premium. Each call agreement also prohibits any member of the Magness Group or the Malones from disposing of their high voting shares, except for certain exempt transfers (such as transfers to related parties or to the other group or public sales of up to an aggregate of 5% of their high voting shares after conversion to the respective series of low voting shares) and except for a transfer made in compliance with TCI's purchase right described above. TCI paid $150 million to the Malones and $124 million to the Magness Group in consideration of their entering into the call agreements, of which an aggregate of $140 million was allocated to and paid by us.

     Also in February 1998, TCI, the Magness Group and the Malones entered into a stockholders' agreement which provides for, among other things, certain participation rights by the Magness Group with respect to transactions by Dr. Malone, and certain "tag-along" rights in favor of the Magness Group and certain "drag-along" rights in favor of the Malones, with respect to transactions in their high voting shares. The agreement also provides that a representative of Dr. Malone and a representative of the Magness Group will consult with each other on all matters to be brought to a vote of TCI's stockholders, but if a mutual agreement on how to vote cannot be reached, Dr. Malone will vote the high voting shares owned by the Magness Group pursuant to an irrevocable proxy granted by the Magness Group.

     In connection with the TCI merger, we became entitled to exercise TCI's rights and became subject to its obligations under the call agreement and the stockholders' agreement with respect to AT&T's Class B Liberty Media Group tracking stock acquired by the Malones and the Magness Group as a result of the TCI merger. In connection with the split off, we will become entitled to exercise those rights and become subject to those obligations with respect to the shares of our Series B common stock that will be acquired by the Malones and the Magness Group in the split off. We may not exercise our call right under the call agreement with the Malones or the Magness Group, unless we also purchase the high voting shares of the other group.

                         OWNERSHIP OF OUR COMMON STOCK

     Upon consummation of the split off, all of the outstanding shares of our common stock will be held by the current holders of AT&T's Liberty Media Group tracking stock. The following table sets forth information concerning shares of our common stock to be beneficially owned upon consummation of the split off by each person or entity (excluding any of our directors and executive officers) projected by us to own more than five percent of the outstanding shares of our common stock, based upon filings pursuant to Section 13(d) or (g) under the Securities Exchange Act with respect to AT&T's Liberty Media Group tracking stock. For a discussion of our directors' and executive officers' beneficial ownership of our common stock upon consummation of the split off, see "Management -- Security Ownership of Management."

     The share amounts in the table and the footnotes to the table reflect a ratio of one share of our Series A common stock for each share of AT&T's Class A Liberty Media Group tracking stock, and one share of our Series B common stock for each share of AT&T's Class B Liberty Media Group tracking stock, redeemed in the split off. The percentage ownership information is based upon 2,376,765,123 shares of our Series A common stock and 212,045,288 shares of our Series B common stock, which correspond to the number of shares of AT&T's Class A or Class B Liberty Media Group tracking stock that were outstanding on February 28, 2001. Unless otherwise indicated in the footnotes below, each person or entity has sole voting power and investment power with respect to the shares of common stock set forth opposite such person's or entity's name. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after February 28, 2001, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

NAME AND ADDRESS OF                                           SERIES OF    NUMBER OF    PERCENT OF
BENEFICIAL OWNER                                                STOCK       SHARES        CLASS
-------------------                                           ---------   -----------   ----------
AXA(1)......................................................  Series A    251,926,535      10.6%
  9 Place Vendome
  75001 Paris France
Janus Capital Corporation and
Thomas H. Bailey(2).........................................  Series A    120,095,676      5.00%
  100 Fillmore Street
  Denver, CO 80206
Gary Magness(3)(7)..........................................  Series A    131,965,136      5.70%
c/o Baker & Hostetler LLP                                     Series B     93,954,636     43.33%
  Suite 1100
  303 East 17th Avenue
  Denver, CO 80203
Kim Magness(4)(7)...........................................  Series A    131,581,360      5.69%
c/o Baker & Hostetler LLP                                     Series B     94,109,904      43.4%
  Suite 1100
  303 East 17th Avenue
  Denver, CO 80203

NAME AND ADDRESS OF                                           SERIES OF    NUMBER OF    PERCENT OF
BENEFICIAL OWNER                                                STOCK       SHARES        CLASS
-------------------                                           ---------   -----------   ----------
Estate of Bob Magness(5)(7).................................  Series A     97,183,024       4.2%
c/o Baker & Hostetler LLP                                     Series B     70,850,112     32.67%
  Suite 1100
  303 East 17th Avenue
  Denver, CO 80203
Magness Securities, LLC(6)(7)...............................  Series A     31,128,720      1.35%
c/o Baker & Hostetler LLP                                     Series B     21,632,096      9.98%
  Suite 1100
  303 East 17th Avenue
  Denver, CO 80203

---------------

(1) Based upon a Schedule 13G/A jointly filed on February 12, 2001, by AXA Assurances I.A.R.D. Mutuelle (IARD), AXA Assurances Vie Mutuelle (AAVM), AXA Conseil Vie Assurance Mutuelle (ACVAM), AXA Courtage Assurance Mutuelle
    (ACAM), AXA (AXA), and AXA Financial, Inc. (AFI):

     - each of IARD, AAVM, ACVAM, ACAM and AXA will beneficially own 251,926,535 shares of our Series A common stock and have sole voting power with respect to 101,846,151 shares, shared voting power with respect to 100,945,408 shares, sole dispositive power with respect to 251,658,296 shares and shared dispositive power with respect to 268,239 shares, including the following AXA entities having sole voting and dispositive power: AXA Investment Managers -- Hong Kong, 32,010 shares; AXA Investment Managers -- U.K., 5,350 shares; AXA Investment Managers -- Den Haag, 3,500 shares; AXA Colonia Konzern AG (Germany), 2,000 shares;

     - AFI will beneficially own 251,883,675 shares of our Series A common stock and have sole voting power with respect to 101,803,291 shares, shared voting power with respect to 100,945,408 shares, sole dispositive power with respect to 251,615,436 shares and shared dispositive power with respect to 263,239 shares; and

     - the following subsidiaries of AFI will beneficially own shares of our Series A common stock: (A) Alliance Capital Management L.P. (249,800,504 shares, plus an additional 400,000 shares which may be acquired upon exercise of options, as to which such entity will exercise sole voting power with respect to 101,680,941 shares, shared voting power with respect to 98,984,587 shares, sole dispositive power with respect to 249,532,265 shares and shared dispositive power with respect to 268,239 shares), and (B) the Equitable Life Insurance Society of the United States (2,083,171 shares, as to which such entity will exercise sole voting power with respect to 122,350 shares, shared voting power with respect to 1,960,821 shares and sole dispositive power with respect to 2,083,171 shares).

    Addresses of the joint filers: IARD and AAVM, 21, rue de Chateaudun, 75009 Paris France; ACVAM, 100-101 Terrasse Boieldieu, 92042 Paris La Defense France; ACAM, 26, rue Louis le Grand, 75002 Paris France; and AFI, 1290 Avenue of the Americas, New York NY 10104.

(2) Based upon a Schedule 13G filed on February 15, 2000, but reflecting a subsequent two-for-one stock split paid on June 9, 2000, Janus Capital Corporation will beneficially own 120,095,676 shares of our Series A common stock and have sole voting and dispositive power over all such shares. Thomas H. Bailey owns approximately 12.2% of Janus Capital Corporation, serves as President and Chairman of the Board, and may be deemed to have voting and dispositive power with respect to shares held by the managed portfolios of Janus Capital Corporation.

(3) Based upon a Schedule 13D filed on April 10, 1999, but reflecting subsequent two-for-one stock splits paid on June 11, 1999 and June 9, 2000, Gary Magness will beneficially own:

     - 131,965,136 shares of our Series A common stock with sole voting power with respect to 2,609,400 shares, shared voting power with respect to 97,183,024 shares, sole dispositive power with respect to 2,609,400 shares and shared dispositive power with respect to 129,355,736 shares; and

     - 93,954,636 shares of our Series B common stock with sole voting power with respect to 1,472,428 shares, shared voting power with respect to 70,850,112 shares, sole dispositive power with respect to 1,472,428 shares and shared dispositive power with respect to 92,482,208 shares.

    Gary Magness is the holder of a 50% membership interest in Magness Securities, LLC. The following shares beneficially owned by Magness Securities, LLC are reflected in full in Gary Magness' share information:
    31,128,720 shares of our Series A common stock and 21,632,096 shares of our Series B common stock. The shares shown as beneficially owned by Gary Magness include shares also shown as beneficially owned by Kim Magness and the Estate of Bob Magness.

(4) Based upon a Schedule 13D filed on April 10, 1999, but reflecting subsequent two-for-one stock splits paid on June 11, 1999 and June 9, 2000, Kim Magness will beneficially own:

     - 131,581,360 shares of our Series A common stock with sole voting power with respect to 34,398,336 shares, shared voting power with respect to 97,183,024 shares, sole dispositive power with respect to 2,225,624 shares and shared dispositive power with respect to 129,355,736 shares; and

     - 94,109,904 shares of our Series B common stock with sole voting power with respect to 23,259,792 shares, shared voting power with respect to 70,850,112 shares, sole dispositive power with respect to 1,627,696 shares and shared dispositive power with respect to 92,482,208 shares.

    Kim Magness is the manager and a holder of a 50% membership interest in Magness Securities, LLC. The following shares beneficially owned by Magness Securities, LLC are reflected in full in Kim Magness' share information:
    31,128,720 shares of our Series A common stock, and 21,632,096 shares of our Series B common stock. The shares shown as beneficially owned by Kim Magness include shares also shown as beneficially owned by Gary Magness and the Estate of Bob Magness.

(5) Based upon a Schedule 13D filed on April 10, 1999, but reflecting subsequent two-for-one stock splits paid on June 11, 1999 and June 9, 2000, the Estate of Bob Magness will beneficially own:

     - 97,183,024 shares of our Series A common stock with sole voting power and sole dispositive power with respect to all such shares; and

     - 70,850,112 shares of our Series B common stock with sole voting power and sole dispositive power with respect to all such shares.

    Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate and share both voting and dispositive power over the shares held by the Bob Magness Estate. The shares shown as beneficially owned by the Estate of Bob Magness include shares also shown as beneficially owned by Gary Magness and Kim Magness.

(6) Based upon Schedule 13D filed on April 10, 1999, but reflecting subsequent two-for-one stock splits paid on June 11, 1999 and June 9, 2000, Magness Securities, LLC will beneficially own:

     - 31,128,720 shares of our Series A common stock with sole voting power and sole dispositive power with respect to all such shares; and

     - 21,632,096 shares of our Series B common stock with sole voting power and sole dispositive power with respect to all such shares.

    Kim Magness is the manager and a holder of a 50% membership interest in Magness Securities, LLC. Gary Magness is also a holder of a 50% membership interest in Magness Securities, LLC.

(7) John C. Malone, our Chairman of the Board, is party to a stockholders agreement pursuant to which Dr. Malone has an irrevocable proxy, under certain circumstances, to vote shares of our Series B common stock or any super voting class of equity securities issued by us and beneficially owned by each of Gary Magness, Kim Magness and the Estate of Bob Magness. See "Certain Relationships and Related Party Transactions -- Certain Rights to Purchase Our Common Stock," for additional information related to the stockholders agreement.

                          DESCRIPTION OF OUR CAPITAL STOCK

     The following information reflects our restated certificate of incorporation and bylaws as these documents will be in effect at the time of the split off.

AUTHORIZED CAPITAL STOCK

     Our authorized capital stock consists of four billion four hundred fifty million (4,450,000,000) shares, of which four billion four hundred million (4,400,000,000) shares are designated common stock, par value $0.01 per share, and fifty million (50,000,000) shares are designated preferred stock, par value $0.01 per share. Our common stock is divided into two series. We have authorized four billion (4,000,000,000) shares of Series A common stock and four hundred million (400,000,000) shares of Series B common stock. Immediately following the split off, approximately 2,376,765,000 shares of our Series A common stock and 212,045,000 shares of our Series B common stock will be outstanding, based upon the number of shares of AT&T's Liberty Media Group tracking stock outstanding as of February 28, 2001, and assuming no exercise of outstanding stock options or warrants.

OUR COMMON STOCK

     The holders of our Series A common stock and Series B common have equal rights, powers and privileges, except as otherwise described below.

  VOTING RIGHTS

     The holders of our Series A common stock will be entitled to one vote for each share held, and the holders of our Series B common stock will be entitled to ten votes for each share held, on all matters voted on by our stockholders, including elections of directors. Our charter does not provide for cumulative voting in the election of directors.

  DIVIDENDS; LIQUIDATION

     Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor. Except as otherwise described under "-- Distributions," whenever a dividend is paid to the holders of one of our series of common stock, we shall also pay to the holders of the other series of our common stock an equal per share dividend. For a more complete discussion of our dividend policy, please see "Dividend Policy."

  CONVERSION

     Each share of our Series B common stock is convertible, at the option of the holder, into one share of our Series A common stock. Our Series A common stock is not convertible.

  DISTRIBUTIONS

     Distributions made in shares of our Series A common stock, our Series B common stock or any other security with respect to our Series A common stock or Series B common stock may be declared and paid only as follows:

     - a share distribution consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock and Series B common stock, on an equal per share basis; or consisting of shares of our Series B common stock (or securities convertible therefor) to holders of our Series A common stock and Series B common stock, on an equal per share basis; or consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock and, on an equal per share basis, shares of our Series B common stock (or securities convertible therefore) to holders of our Series B common stock; and

     - a share distribution consisting of shares of any class or series of securities of us or any other person, other than our Series A common stock or Series B common stock (or securities convertible therefor), either on the basis of a distribution of identical securities, on an equal per share basis, to holders of our Series A common stock and Series B common stock or on the basis of a distribution of one class or series of securities to holders of our Series A common stock and another class or series of securities to holders of our Series B common stock, provided that the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with holders of shares of Series B common stock receiving the class or series having the higher relative voting rights, and provided further that if the securities so distributed constitute capital stock of one of our subsidiaries, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designation, conversion and share distribution provisions between our Series A common stock and Series B common stock, and provided further in each case that the distribution is otherwise made on an equal per share basis.

     We may not reclassify, subdivide or combine either series of our common stock without reclassifying, subdividing or combining the other series of our common stock, on an equal per share basis.

  LIQUIDATION AND DISSOLUTION

     In the event of our liquidation, dissolution or winding up, after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of any preferential amounts to which our preferred stock holders may be entitled, the holders of our Series A common stock and Series B common stock will share equally, on a share for share basis, in our assets remaining for distribution to our common stockholders.

OUR PREFERRED STOCK

     Our restated certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of the series, including:

     - the designation of the series;

     - the number of authorized shares of the series, which number our board may thereafter increase or decrease but not below the number of such shares then outstanding;

     - the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series shall be cumulative;

     - the rights of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up;

     - the rights, if any, of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of our board;

     - the voting rights, if any, of the holders of the series;

     - the terms and conditions, if any, for us to purchase or redeem the shares; and

     - any other relative rights, preferences and limitations of the series.

     We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any, stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

     Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based upon its judgment as to the best interests of our company and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

  BOARD OF DIRECTORS

     Our restated certificate of incorporation and bylaws provide that, subject to any rights of the holders of any series of our preferred stock to elect additional directors, the number of our directors shall not be less than three and the exact number shall be fixed from time to time by a resolution adopted by the affirmative vote of 75% of the members of our board then in office. The members of our board, other than those who may be elected by holders of our preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of our Class I directors expires at the annual meeting of our stockholders in 2002. The term of office of our Class II directors expires at the annual meeting of our stockholders in 2003. The term of office of our Class III directors expires at the annual meeting of our stockholders in 2004. At each annual meeting of our stockholders, the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.

     Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, our directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of our outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

     Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, vacancies on our board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on our board, shall be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is apportioned, and until that director's successor shall have been elected and qualified. No decrease in the number of directors constituting our board shall shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of

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our preferred stock with respect to any additional director elected by the holders of the series of our preferred stock.

     These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

 NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Our restated certificate of incorporation provides that, except as otherwise provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our Secretary (1) upon the written request of holders of not less than 66 2/3% of the total voting power of our outstanding capital stock or (2) at the request of at least 75% of the members of our board then in office. No business other than that stated in the notice of special meeting shall be transacted at any special meeting.

 ADVANCE NOTICE PROCEDURES

     Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholder.

     All nominations by stockholders shall be made pursuant to timely notice in proper written form to our Secretary. To be timely, a stockholder's notice shall be given to our Secretary at our offices: (1) with respect to any election to be held at an annual meeting of our stockholders which is called for a date that is within thirty days before or after the anniversary date of the immediately preceding annual meeting of our stockholders, not less than ninety days in advance of such meeting nor more than one-hundred twenty days prior to such anniversary date, and (2) with respect to an election (A) to be held at an annual meeting of our stockholders which is called for a date that is not thirty days before or after the anniversary date of the immediately preceding annual meeting of our stockholders or (B) to be held at a special meeting of our stockholders for election of directors, not later than the close of business on the tenth day following the day on which notice of such meeting is mailed to our stockholders or public disclosure of the date of the meeting was made, whichever occurred first. The public announcement of an adjournment or postponement of a meeting of our stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice. However, if the number of directors to be elected to our board at any meeting is increased, and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least one hundred days prior to the anniversary date of the immediately preceding annual meeting, a stockholder's notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our Secretary at our offices not later than the close of business on the tenth day following the day on which we first make the relevant public announcement.

     For other business to be properly requested to be brought before an annual meeting by one of our stockholders, the stockholder must have given timely notice of such business in proper written form to our Secretary. To be timely, a stockholder's notice must be received at our offices (1) in the case of an annual meeting that is called for a date that is within thirty days before or after the anniversary date of the immediately preceding annual meeting of our stockholders, not less than ninety days nor more than one-hundred twenty days prior to the meeting, and (2) in the case of an annual meeting that is called for a date that is not within thirty days before or after the anniversary date of the immediately preceding annual meeting, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was communicated to stockholders or public disclosure of the date of the meeting was made, whichever occurs first. The public announcement of an adjournment or postponement of a meeting
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of our stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice.

 AMENDMENT

     Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding capital stock, voting together as a single class, is required to adopt, amend or repeal any provision of our restated certificate of incorporation or the addition or insertion of other provisions in the certificate, provided that the foregoing voting requirement shall not apply to any adoption, amendment, repeal, addition or insertion (1) as to which the General Corporation Law of Delaware, as then in effect, does not require the consent of our stockholders or (2) which at least 75% of the members of our board then in office has approved. Our restated certificate of incorporation further provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding capital stock, voting together as a single class, is required to adopt, amend or repeal any provision of our bylaws, provided that the foregoing voting requirement shall not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of our board then in office.

TRANSFER AGENT AND REGISTRAR

     EquiServe Trust Company, N.A., will be the transfer agent and registrar for our common stock.

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                  COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS
                            OF AT&T AND OUR COMPANY

     Upon consummation of the split off, holders of AT&T's Liberty Media Group tracking stock will become our stockholders and their rights will be governed by the our charter and bylaws, which differ in certain material respects from AT&T's charter and bylaws. As our stockholders, the rights of former holders of AT&T's Liberty Media Group tracking stock will also be governed by the Delaware General Corporation Law (DGCL) instead of the New York Business Corporation Law (NYBCL). Delaware is the jurisdiction of our incorporation, and New York is the jurisdiction of AT&T's incorporation.

     The following comparison of the DGCL and our charter and bylaws, on the one hand, and the NYBCL and AT&T's charter and bylaws, on the other hand, summarizes the material differences but is not intended to list all differences.

BUSINESS COMBINATIONS

     Generally, under the DGCL, the approval by the affirmative vote of the holders of a majority of the outstanding stock (or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock) of a corporation entitled to vote on the matter is required for a merger or consolidation or sale, lease or exchange of all or substantially all of the corporation's assets to be consummated. Our charter requires, subject to the rights, if any, of any class or series of our preferred stock, the affirmative vote of 66 2/3% of the total voting power of our then outstanding voting securities, voting together as a single class, to approve (1) a merger or consolidation of us with, or into, another corporation, other than a merger or consolidation that does not require the consent of stockholders under the DGCL or a merger or consolidation that has been approved by at least 75% of the members of our board, or (2) the sale, lease or exchange of all or substantially all of our property and assets, other than such a sale, lease or exchange that has been approved by at least 75% of the members of our board.

     Under the NYBCL, a plan of merger or consolidation, a plan of share exchange or a sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation is required to be approved (1) in the case of corporations like AT&T that were in existence on February 22, 1998 and that do not expressly provide in their certificates of incorporation for majority approval of such transactions, by two-thirds of the votes of all outstanding shares entitled to vote thereon, and (2) in the case of all other corporations, by a majority of the votes of all outstanding shares entitled to vote thereon. AT&T has obtained an amendment to its charter to insert a provision expressly providing for majority approval of such transactions.

     The NYBCL also provides that the holders of shares of a class, or series of a class, of capital stock of a corporation shall be entitled to vote together and to vote as a separate class on any merger or consolidation in which (1) such shares will remain outstanding after the merger or consolidation or will be converted into the right to receive shares of stock of the surviving or consolidated corporation or another corporation and (2) the charter of the surviving or consolidated corporation or such other corporation immediately after the effectiveness of the merger or consolidation would contain any provision that is not contained in the charter of the pre-merger corporation and that, if contained in an amendment thereto, would entitle the holders of shares of such class or series of a class to vote as a separate class pursuant to the procedures under the NYBCL for class voting on charter amendments discussed under "-- Amendments to Charters."

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STATE TAKEOVER LEGISLATION

  DELAWARE BUSINESS COMBINATION LAW

     DGCL Section 203 (the Delaware Business Combination Law), in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:

     - prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans; or

     - at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders' meeting of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     The term "business combination" is defined to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof, a merger or consolidation; a sale, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that would increase the interested stockholder's proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, an "interested stockholder" is any person who is the owner of 15% or more of the outstanding voting stock (or, in the case of a corporation with classes of voting stock with disparate voting power, 15% or more of the voting power of the outstanding voting stock) of the corporation, and the affiliates and associates of such person. The term "owner" is broadly defined to include any person that individually or with or through such person's affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote such stock pursuant to any agreement or understanding, or has an agreement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock.

     The restrictions of the Delaware Business Combination Law do not apply to corporations that have elected, in the manner provided therein, not to be subject to the Delaware Business Combination Law or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or authorized for quotation on the Nasdaq National Market tier or held of record by more than 2,000 stockholders. Our charter and bylaws do not opt out of the Delaware Business Combination Law.

  NEW YORK BUSINESS COMBINATION LAW

     Section 912 of the NYBCL (the New York Business Combination Law) prohibits any "business combination" (defined to include a variety of transactions, including mergers, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and benefits from the corporation, including loans or guarantees) with, involving or proposed by any "interested stockholder" for a period of five years after the date on which the interested stockholder became an interested stockholder. An "interested stockholder" is defined generally as any person who, directly or indirectly, beneficially owns 20% or more of the outstanding voting stock of a New York corporation. After such five-year period, a business
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combination between a New York corporation and the interested stockholder is prohibited unless either (1) certain "fair price" provisions are complied with or (2) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such interested stockholder or its affiliates. The restrictions of the New York Business Combination Law do not apply, however, to any business combination with an interested stockholder if such business combination, or the purchase of stock by the interested stockholder that caused such stockholder to become such, is approved by the board of directors of the New York corporation prior to the date on which the interested stockholder becomes such.

     A New York corporation may adopt an amendment to its bylaws, approved by the affirmative vote of a majority of votes of the outstanding voting stock, excluding the voting stock of interested stockholders and their affiliates and associates, expressly electing not to be governed by the New York Business Combination Law. Such amendment will not, however, be effective until 18 months after the relevant stockholder vote and will not apply to any business combination with an interested stockholder who was such on or prior to the effective date of such amendment. AT&T has not amended its bylaws to elect not to be governed by the New York Business Combination Law.

APPRAISAL RIGHTS

     Under the DGCL, except as otherwise provided by the DGCL, stockholders of a constituent corporation in a merger or consolidation have the right to demand and receive payment of the fair value of their stock in a merger or consolidation. However, except as otherwise provided by the DGCL, stockholders do not have appraisal rights in a merger or consolidation if, among other things, their shares are:

     - listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

     - held of record by more than 2,000 stockholders;

and, in each case, the consideration such stockholders receive for their shares in a merger or consolidation consists solely of:

     - shares of stock of the corporation surviving or resulting from such merger or consolidation;

     - shares of stock of any other corporation that at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders;

     - cash in lieu of fractional shares of the corporations described in the two immediately preceding bullet points; or

     - any combination of shares of stock and cash in lieu of fractional shares described in the three immediately preceding bullet points.

     Stockholders of a New York corporation have the right to dissent and receive payment of the fair value of their shares, except as otherwise provided by the NYBCL, in the event of certain amendments or changes to the certificate of incorporation adversely affecting their shares, certain mergers or consolidations, certain sales, leases, exchanges or other dispositions of all or substantially all of the corporation's assets and certain share exchanges.

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AMENDMENTS TO CHARTERS

     Under the DGCL, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation requires an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the voting power of the outstanding stock of each class entitled to vote thereon. Our charter requires the affirmative vote of 66 2/3% of the total voting power of our then outstanding voting securities, voting together as a single class, to approve any amendment, alteration or repeal of any provision of our charter or the addition or insertion of other provisions therein, other than an amendment, alteration, repeal, addition or insertion that does not require the consent of stockholders under the DGCL or that has been approved by at least 75% of the members of our board The approval of the holders of a majority of the outstanding shares of any class of capital stock of a corporation, voting separately as a class, is required under the DGCL to approve a proposed amendment to a corporation's certificate of incorporation, whether or not entitled to vote on such amendment by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class (except as provided in the last sentence of this paragraph), increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. For this purpose, if a proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment would be entitled to vote as a separate class on the amendment. Accordingly, a proposed amendment the adverse effect of which on the powers, preferences or special rights of any series of common stock does not differ from its adverse effect on the powers, preferences or special rights of any other series of common stock would not entitle such series to vote as a class separately from the other series of common stock. The authorized number of shares of any class of stock may be increased or decreased (but not below the number of shares of such class outstanding) by the requisite vote described above if so provided in the original certificate of incorporation or in any amendment thereto that created such class of stock or that was adopted prior to the issuance of any shares of such class, or in an amendment authorized by a majority vote of the holders of shares of such class.

     Under the NYBCL, amendments to a certificate of incorporation generally must be approved by vote of a majority of all outstanding shares entitled to vote thereon at a meeting of stockholders. The approval of a majority of the votes of all outstanding shares of any class of capital stock of a corporation, voting separately as a class, is required to approve a proposed amendment to a corporation's certificate of incorporation, whether or not such holders are otherwise entitled to vote on such amendment by the certificate of incorporation, that:

     - would decrease the par value of the shares of such class, change any shares of such class into a different number of shares of the same class or into the same or a different number of shares of a different class or alter or change the designation, relative rights, preferences or limitations of the shares of such class, including the provision of new conversion rights or the alteration of any existing conversion rights, so as to affect them adversely;

     - would exclude or limit the voting rights of such shares, except as such rights may be limited by voting rights given to new shares then being authorized of any existing or new class or series of shares; or

     - would subordinate their rights by authorizing shares having preferences superior to the rights of such existing shares.

     For this purpose, if a proposed amendment would have any of the effects listed in the immediately preceding sentence on one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment would be entitled to vote as a separate class on the amendment. Accordingly, a proposed amendment the adverse effect of which on the powers, preferences or special rights of any series of common stock of AT&T does not differ

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from its adverse effect on the powers, preferences or special rights of any other series of common stock of AT&T would not entitle such series to vote separately from the other classes of common stock of AT&T.

AMENDMENTS TO BYLAWS

     Under the DGCL, the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that a corporation's certificate of incorporation vests concurrent power in the board of directors.

     Our charter provides that, subject to the rights of the holders of any class of our preferred stock, the affirmative vote of 66 2/3% of the total voting power of our then outstanding voting securities, voting together as a single class, is required to approve the adoption, amendment or repeal of any provision of our bylaws; provided, however, that this voting requirement shall not apply to, and no vote of our stockholders is required to authorize, the adoption, amendment or repeal of our bylaws by our board by action taken by the affirmative vote of not less than 75% of the members of the our board then in office.

     Under the NYBCL, except as otherwise provided in the certificate of incorporation, bylaws may be amended, repealed or adopted by a majority of the votes cast by the shares at the time entitled to vote in the election of any directors. When so provided in the certificate of incorporation or a bylaw adopted by the stockholders, bylaws also may be amended, repealed or adopted by the board of directors by such vote as may be therein specified, which vote may be greater than the vote otherwise prescribed by the NYBCL, but any bylaw adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon as provided by the NYBCL.

     AT&T's bylaws may be amended by the stockholders of AT&T at any meeting, or by the AT&T Board at any meeting by a majority vote of the full AT&T board or at two successive meetings by a majority vote of a quorum present.

NO PREEMPTIVE RIGHTS

     Under the DGCL, a stockholder does not possess preemptive rights unless such rights are specifically granted in the certificate of incorporation. Our charter does not provide for preemptive rights to stockholders to subscribe for any additional shares of capital stock or other obligations convertible into or exercisable for shares of capital stock that we may issue.

     Under the NYBCL, in the case of corporations like AT&T that were in existence on February 22, 1998 and that do not expressly provide otherwise in their certificates of incorporation, the holders of equity shares are granted certain preemptive rights. AT&T's charter provides that no holder of AT&T capital stock has any preemptive rights to purchase any shares or other securities of AT&T.

DURATION OF PROXIES

     Under the DGCL, no proxy is valid more than three years after its date unless otherwise provided in the proxy. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

     Under the NYBCL, no proxy is valid more than 11 months after its date unless otherwise provided in the proxy. Irrevocable proxies may be created for:

     - a pledgee;

     - a person who has purchased or agreed to purchase the shares;

     - a creditor of the corporation who extends credit in consideration of the proxy;

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     - a person who has contracted to perform services as an officer of the corporation if a proxy is required by the employment contract; and

     - a person designated under a voting agreement.

STOCKHOLDER ACTION

     Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted. Our charter provides that, except as otherwise provided in the terms of any class or series of our preferred stock, no action required to be taken or that may be taken at any annual or special meeting of the stockholders may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, is specifically denied.

     The NYBCL provides that stockholder action may be taken without a meeting upon the written consent of the holders of all outstanding shares entitled to vote, and also allows, if the certificate of incorporation so provides, stockholder action without a meeting upon the written consent of holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted. AT&T's charter does not contain such a provision.

NOMINATION PROCEDURES AND STOCKHOLDER PROPOSALS

     Subject to the rights of any class or series of our preferred stock, our bylaws require that written notice of the intent to make a nomination for the election of directors at a meeting of stockholders and that contains certain other specified information must be received by us (1) with respect to any election to be held at an annual meeting of stockholders which is called for a date that is within thirty (30) days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than ninety (90) days in advance of such meeting nor more than one-hundred twenty (120) days prior to such anniversary date, and (2) with respect to an election (x) to be held at an annual meeting of stockholders which is called for a date that is not thirty (30) days before or after the anniversary date of the immediately preceding annual meeting of stockholders or (y) to be held at a special meeting of stockholders for election of directors, not later than the close of business on the tenth day following the day on which notice of such meeting is mailed to stockholders or public disclosure of the date of the meeting was made, whichever occurred first. In addition, in order to cause us to include a proposal regarding matters other than the election of directors, a stockholder must comply with the requirements of SEC Rule 14a-8.

     AT&T's bylaws require that, for business to be properly brought before an annual meeting, or for a nomination for the election of directors at a meeting of stockholders to be properly made, by a stockholder, the stockholder must have delivered notice thereof to AT&T (containing certain information specified in AT&T's bylaws) not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. This requirement is separate and apart from and in addition to the requirements that a stockholder must meet to have a stockholder proposal included in AT&T's proxy statement under SEC Rule 14a-8.

SPECIAL STOCKHOLDER MEETINGS

     The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Our charter and bylaws provide that a special meeting of stockholders will be held at any time, subject to the
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rights of the holders of any class or series of our preferred stock, upon the call of our Secretary (1) upon the written request of the holders of not less than 66 2/3% of the total voting power of our outstanding voting securities or
(2) at the request of at least 75% of the members of our board then in office.

     The NYBCL provides that, if, for a period of one month after the date fixed by or under the bylaws for the annual meeting of stockholders or, if no date has been so fixed, for a period of 13 months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board of directors shall call a special meeting for the election of directors. If such special meeting is not called by the board of directors within two weeks after the expiration of such period or if it is called but there is a failure to elect such directors for a period of two months after the expiration of such period, holders of 10% of the votes of the shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting for the election of directors.

     The NYBCL provides that special meetings of stockholders may be called by the board of directors and by such persons as may be authorized in the certificate of incorporation or the bylaws. AT&T's bylaws provide that special meetings of the stockholders may be called at any time by the Chairman of the AT&T board or by the AT&T board.

CUMULATIVE VOTING

     Under the DGCL, the certificate of incorporation may provide that at all elections of directors, or at elections held under specified circumstances, each stockholder is entitled to cumulate such stockholder's votes. Our charter does not provide for cumulative voting for the election of directors.

     Under the NYBCL, the certificate of incorporation may provide that in all elections of directors each stockholder is entitled to cumulate such stockholder's votes. AT&T's charter does not contain such a provision.

SIZE AND CLASSIFICATION OF OUR BOARD OF DIRECTORS

     The DGCL permits the certificate of incorporation or the bylaws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, such number may not be changed without amending the certificate of incorporation. The DGCL permits the certificate of incorporation of a corporation or a bylaw adopted by the stockholders to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year. The DGCL also permits the certificate of incorporation to confer upon holders of any class or series of stock the right to elect one or more directors to serve for such terms and have such voting powers as are stated in the certificate of incorporation. The terms of office and voting powers of directors so elected may be greater or less than those of any other director or class of directors.

     Our charter provides for a board of not less than three members, divided into three classes of approximately equal size, with each class to be elected for a three-year term. The exact number of directors is fixed by our board by resolution.

     Subject to certain limitations, the NYBCL permits the number of directors of a corporation to be fixed by its bylaws, by action of the stockholders or by action of the board of directors under the specific provision of a bylaw adopted by the stockholders. At each annual meeting of the stockholders, directors are to be elected to hold office until the next annual meeting, except as described below for corporations with classified boards. In addition, the NYBCL permits the certificate of incorporation or the specific provisions of a bylaw adopted by the stockholders to provide that directors be divided into either two, three or four classes. All classes must be as nearly equal in number as possible. The term of office of one class of directors shall expire each year, with the terms of office of no two classes expiring the same year.

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

     AT&T's charter provides that the number of directors shall be as provided for in AT&T's bylaws. AT&T's bylaws provide that the number of directors shall be not less than 10 nor more than 25, the exact number of directors within such minimum and maximum limits to be fixed and determined by the vote of a majority of the entire AT&T board. AT&T does not have a classified board of directors.

REMOVAL OF DIRECTORS

     The DGCL provides that a director or directors may be removed with or without cause by the holders of a majority in voting power of the shares then entitled to vote at an election of directors, except that (1) members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise, and (2) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors or of the class of directors of which such director is a part.

     Our charter provides that directors may be removed only for cause upon the affirmative vote of at least a majority of the total voting power of our then outstanding capital stock.

     The NYBCL provides that any or all of the directors may be removed for cause by vote of the stockholders, and, if the certificate of incorporation or the specific provisions of a bylaw adopted by the stockholders so provides, directors may be removed by action of the board of directors. If the certificate of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the stockholders. The removal of directors, with or without cause, is subject to the following: (1) in the case of a corporation having cumulative voting, no director may be removed when the votes cast against such director's removal would be sufficient to elect the director if voted cumulatively and (2) if a director is elected by the holders of shares of any class or series, such director may be removed only by the applicable vote of the holders of the shares of that class or series voting as a class. An action to procure a judgment removing a director for cause may be brought by the attorney general or by the holders of 10% of the outstanding shares, whether or not entitled to vote.

     Neither AT&T's charter nor AT&T's bylaws provide that directors may be removed without cause by action of the stockholders or that directors may be removed by AT&T's board.

VACANCIES

     Under the DGCL, unless otherwise provided in the certificate of incorporation or the bylaws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, provided that, in the case of a classified board of directors, such vacancies and newly created directorships may be filled by a majority of the directors elected by such class or by the sole remaining director so elected. In the case of a classified board of directors, directors elected to fill vacancies or newly created directorships shall hold office until the next election of the class for which such directors have been chosen, and until their successors have been duly elected and qualified. In addition, if, at the time of the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

     Our charter and bylaws provide that, subject to the rights of the holders of any class or series of our preferred stock, any vacancies on our board caused by death, resignation, removal or otherwise and newly created directorships resulting from an increase in the number of directors, shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or the sole remaining director. Our charter and bylaws also provide that any directors chosen to fill a vacancy on our board or newly created directorship will serve for the remainder of the full term of the class for which such director was chosen and until his successor shall be duly elected and shall have qualified.

     Under the NYBCL, newly created directorships resulting from an increase in the number of directors and vacancies occurring on the board of directors for any reason, except the removal of directors without cause, may be filled by vote of the board of directors. Unless the certificate of incorporation or bylaws provide otherwise, a vacancy in a directorship elected by holders of a particular class of shares shall be filled by a vote of the other directors elected by holders of the same class of shares. However, the certificate of incorporation or bylaws may provide that such newly created directorships or vacancies are to be filled by vote of the stockholders. Unless the certificate of incorporation or the specific provisions of a bylaw adopted by the stockholders provide that the board of directors may fill vacancies occurring on the board of directors by reason of the removal of directors without cause, such vacancies may be filled only by vote of the stockholders. A director elected to fill a vacancy, unless elected by the stockholders, will hold office until the next meeting of stockholders at which the election of directors is in the regular order of business and until his or her successor has been elected and qualified.

     Neither AT&T's charter nor AT&T's bylaws provide for the removal of directors without cause. AT&T's bylaws provide that any vacancy on AT&T's board may be filled by a majority vote of the remaining directors, though less than a quorum.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Delaware law generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of such determination:

     - by a majority of the disinterested directors, even though less than a quorum;

     - by a committee of such directors designated by a majority vote of such directors, even though less than a quorum;

     - by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

     - by a majority vote of the stockholders, at a meeting at which a quorum is present.

     Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged liable to the corporation.

     Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action.

     Delaware law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals' commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

     Under Delaware law, the rights to indemnification and advancement of expenses provided in the law are nonexclusive, in that, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by bylaw, agreement, vote of stockholders, disinterested directors or otherwise.

     Our charter provides that our officers and directors shall be indemnified to the fullest extent permitted by applicable law, and that we shall pay the expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon the receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified. We expect to enter into indemnification agreements with each of our directors and named executive officers prior to the split off.

     Under the NYBCL, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for stockholder derivative suits, if such director or officer acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (1) a threatened action, or a pending action that is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     Any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL pursuant to the above paragraph may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if such a quorum so directs or is unavailable, (1) the board of directors upon the written opinion of independent legal counsel or (2) the stockholders.

     The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or bylaws, or, when authorized by such certificate of incorporation or bylaws, (1) a resolution of stockholders, (2) a resolution of directors or (3) an agreement providing for indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     AT&T's bylaws provide that AT&T is authorized, by (1) a resolution of stockholders, (2) a resolution of directors or (3) an agreement providing for such indemnification, to the fullest extent permitted by applicable law, to provide indemnification and to advance expenses to its directors and officers in respect of claims, actions, suits or proceedings based upon, arising from, relating to or by reason of the fact that any such director or officer serves or served in such capacity with the corporation or at the request of AT&T in any capacity with any other enterprise. AT&T has entered into indemnification agreements with certain of its officers and directors in accordance with AT&T's bylaws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling AT&T or us pursuant to the foregoing provisions, we and AT&T have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

     - violation of certain provisions of the DGCL;

     - any transaction from which the director derived an improper personal benefit; or

     - any act or omission prior to the adoption of such a provision in the certificate of incorporation.

     Our charter provides that, to the fullest extent permitted by the DGCL, our directors shall not be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director.

     The NYBCL provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for damages for any breach of duty in such capacity. However, no such provision can eliminate or limit the liability of any director:

     - if a judgment or other final adjudication adverse to such director establishes that such director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, that the director personally gained in fact a financial profit or other advantage to which such director was not legally entitled, or that the director's acts violated certain provisions of the NYBCL; or

     - for any act or omission prior to the adoption of such a provision in the certificate of incorporation.

     AT&T's charter provides that no director will be personally liable to AT&T or any of its stockholders for damages for any breach of duty as a director; provided, however, that the liability of a director will not be eliminated or limited:

     - if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, or that his or her acts violated Section 719 of the NYBCL (which includes declaration of dividends, purchase of capital stock, distribution of assets to stockholders after dissolution of the corporation and loans to directors to the extent contrary to New York law); or

     - for any act or omission prior to the adoption of this provision by the stockholders of AT&T.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     Our restated certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Our restated certificate of incorporation also provides that we shall pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, bylaw, agreement, vote of shareowners or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

     The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - payments of unlawful dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Our restated certificate of incorporation provides that none of our directors will be personally liable to us or our shareowners for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law as amended from time to time, for liability

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

     Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

                                 LEGAL MATTERS

     Baker Botts L.L.P., New York, New York will pass upon the validity of the common stock being distributed in the split off.

                                    EXPERTS

     The consolidated financial statements of Liberty Media Corporation ("New Liberty" or "Successor") as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and the period from March 1, 1999 to December 31, 1999 (Successor periods) and from January 1, 1999 to February 28, 1999 and for the year ended December 31, 1998 (Predecessor periods), have been included in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG LLP, dated February 26, 2001, except as to Notes 1 and 2, which are as of May 7, 2001, contains an explanatory paragraph that states that effective March 9, 1999, AT&T Corp., parent company of New Liberty, acquired Tele-Communications, Inc., the former parent company of Liberty Media Corporation, in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different basis than that for the periods before the acquisition and, therefore, is not comparable.

     The consolidated financial statements of Teligent, Inc. and subsidiaries as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, included in this prospectus and the related financial statement schedule included elsewhere in this registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing herein, (which contains an explanatory paragraph describing conditions that raise substantial doubt about Teligent, Inc.'s ability to continue as a going concern as more fully described in Note 1 to the consolidated financial statements) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. On May 21, 2001, Teligent, Inc. and all of its direct and indirect domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.

                         WHERE TO FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being issued in the split off. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto, which reference is hereby made. You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock.

     We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports and other information with the SEC. In addition, AT&T files annual, quarterly and special reports, proxy statements and other information with the SEC, and such reports, proxy statements and other information may contain important information about us. For so long as AT&T's Liberty Media Group tracking stock has been outstanding, AT&T has included in its SEC filings consolidated financial statements of AT&T and combined financial statements of AT&T's Liberty Media Group (of which we have been the primary operating unit).

     You may read and copy the registration statement and the reports and other information we file and any reports and other information AT&T has filed at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings and AT&T's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov. Please note that information included in any website referenced in this prospectus does not form a part of this prospectus.

     This prospectus is based on information provided by us and other sources that we believe to be reliable. This prospectus summarizes documents filed as exhibits to the registration statement of which this prospectus forms a part, and we refer you to them for a more complete understanding of what we discuss in this prospectus.

     This prospectus includes information concerning The News Corporation Limited, AOL Time Warner Inc., Gemstar-TV Guide International, Inc., USA Networks, Inc., Sprint Corporation, Telewest Communications plc, Motorola, Inc., Antec Corporation, UnitedGlobalCom, Inc. and IDT Corporation, among other public companies. All of these companies file reports and other information with the SEC in accordance with the requirements of the Securities Act and the Exchange Act. Information contained in this prospectus concerning those companies has been derived from the reports and other information filed by them with the SEC. We had no part in the preparation of those reports and other information, nor are they incorporated by reference in this prospectus. You may read and copy any reports and other information filed by those companies as set forth above.

     No person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                              NUMBERS
                                                              -------
LIBERTY MEDIA CORPORATION, AS RESTATED, SEE NOTE 2:

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report..............................  F-2
  Consolidated Balance Sheets as of December 31, 2000 and
    1999....................................................  F-3
  Consolidated Statements of Operations and Comprehensive
    Earnings for the years ended December 31, 2000, 1999 and
    1998....................................................  F-4
  Consolidated Statements of Stockholder's Equity for the
    years ended December 31, 2000, 1999 and 1998............  F-5
  Consolidated Statements of Cash Flows for the years ended
    December 31, 2000, 1999 and 1998........................  F-6
  Notes to Consolidated Financial Statements................  F-7
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of March 31, 2001 and
    December 31, 2000.......................................  F-37
  Consolidated Statements of Operations and Comprehensive
    Earnings (Loss) for the three months ended March 31,
    2001 and March 31, 2000.................................  F-38
  Consolidated Statement of Stockholder's Equity for the
    three months ended March 31, 2001.......................  F-39
  Consolidated Statements of Cash Flows for the three months ended March 31, 2001 and March 31, 2000.................  F-40
  Notes to Consolidated Financial Statements................  F-41

SEPARATE FINANCIAL STATEMENTS OF 50 PERCENT OR LESS OWNED
  PERSONS, AS REQUIRED BY RULE 3(09) OF REGULATION S-X:

TELIGENT, INC.:

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Auditors............................  F-57
  Consolidated Balance Sheets as of December 31, 2000 and
    1999....................................................  F-58
  Consolidated Statements of Operations for the years ended
    December 31, 2000, 1999 and 1998........................  F-59
  Consolidated Statements of Stockholders' (Deficit)
    Equity..................................................  F-60
  Consolidated Statements of Cash Flows for the years ended
    December 31, 2000, 1999 and 1998........................  F-61
  Notes to Consolidated Financial Statements................  F-62
  Schedule II -- Valuation and Qualifying Accounts..........  F-78

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Liberty Media Corporation:

     We have audited the accompanying consolidated balance sheets of Liberty Media Corporation and subsidiaries ("New Liberty" or "Successor") as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive earnings, stockholder's equity, and cash flows for the year ended December 31, 2000 and the period from March 1, 1999 to December 31, 1999 (Successor periods) and from January 1, 1999 to February 28, 1999 and for the year ended December 31, 1998 (Predecessor periods). These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of New Liberty as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the Successor periods, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the Predecessor periods, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in note 1 to the consolidated financial statements, effective March 9, 1999, AT&T Corp., parent company of New Liberty, acquired Tele-Communications, Inc., the former parent company of Liberty Media Corporation, in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

                                                      /s/ KPMG LLP

Denver, Colorado
February 26, 2001, except as to
Notes 1 and 2, which are as of May 7, 2001

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                                                               2000*     1999*
                                                              -------   -------
                                                                 (AMOUNTS IN
                                                                  MILLIONS)
                                    ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,295   $ 1,714
  Short-term investments....................................      500       378
  Trade and other receivables, net..........................      307       116
  Prepaid expenses and program rights.......................      537       406
  Deferred income tax assets (note 10)......................      242       750
  Other current assets......................................       73         5
                                                              -------   -------
        Total current assets................................    2,954     3,369
                                                              -------   -------
Investments in affiliates, accounted for under the equity
  method, and related receivables (note 6)..................   20,464    15,922
Investments in available-for-sale securities and others
  (note 7)..................................................   19,035    28,593
Property and equipment, at cost.............................      976       162
  Less accumulated depreciation.............................      131        19
                                                              -------   -------
                                                                  845       143
                                                              -------   -------
Intangible assets:
  Excess cost over acquired net assets (note 8).............   11,146     9,973
  Franchise costs...........................................      190       273
                                                              -------   -------
                                                               11,336    10,246
        Less accumulated amortization.......................    1,048       454
                                                              -------   -------
                                                               10,288     9,792
                                                              -------   -------
Other assets, at cost, net of accumulated amortization......      682       839
                                                              -------   -------
        Total assets........................................  $54,268   $58,658
                                                              =======   =======

                     LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $   473   $   245
  Accrued stock compensation (note 12)......................    1,216     2,405
  Program rights payable....................................      179       166
  Current portion of debt...................................    1,094       554
                                                              -------   -------
        Total current liabilities...........................    2,962     3,370
                                                              -------   -------
Long-term debt (note 9).....................................    5,269     2,723
Deferred income tax liabilities (note 10)...................   11,337    14,106
Other liabilities...........................................       62        23
                                                              -------   -------
        Total liabilities...................................   19,630    20,222
                                                              -------   -------
Minority interests in equity of subsidiaries (note 8).......      348         1
Stockholder's equity (notes 2 and 11):
  Preferred stock, $.0001 par value. Authorized 100,000
    shares; no shares issued and outstanding................       --        --
  Class A common stock $.0001 par value. Authorized
    1,000,000 shares; issued and outstanding 1,000 shares...       --        --
  Class B common stock $.0001 par value. Authorized
    1,000,000 shares; issued and outstanding 1,000 shares...       --        --
  Class C common stock, $.0001 par value. Authorized
    1,000,000 shares; issued and outstanding 1,000 shares...       --        --
  Additional paid-in capital................................   35,042    33,874
  Accumulated other comprehensive (losses) earnings, net of
    taxes (note 13).........................................     (397)    6,555
  Accumulated deficit.......................................     (536)   (2,021)
                                                              -------   -------
                                                               34,109    38,408
  Due to related parties....................................      181        27
                                                              -------   -------
        Total stockholder's equity..........................   34,290    38,435
                                                              -------   -------
Commitments and contingencies (note 14)
        Total liabilities and stockholder's equity..........  $54,268   $58,658
                                                              =======   =======

---------------

* as restated, see note 2
          See accompanying notes to consolidated financial statements.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS

                                                               NEW LIBERTY                   OLD LIBERTY
                                                       ---------------------------   ---------------------------
                                                                       TEN MONTHS     TWO MONTHS
                                                        YEAR ENDED       ENDED          ENDED        YEAR ENDED
                                                       DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,
                                                          2000*          1999*           1999           1998
                                                       ------------   ------------   ------------   ------------
                                                            (AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                               (NOTE 3)
Revenue:
  Unaffiliated parties...............................    $ 1,283        $   549         $  192        $ 1,197
  Related parties (note 11)..........................        243            180             43            162
                                                         -------        -------         ------        -------
                                                           1,526            729            235          1,359
                                                         -------        -------         ------        -------
Operating costs and expenses:
  Operating..........................................        801            343             95            713
  Selling, general and administrative ("SG&A").......        348            229             87            387
  Charges from related parties (note 11).............         37             24              6             43
  Stock compensation - SG&A (note 12)................       (950)         1,785            183            518
  Depreciation and amortization......................        854            562             22            129
                                                         -------        -------         ------        -------
                                                           1,090          2,943            393          1,790
                                                         -------        -------         ------        -------
         Operating income (loss).....................        436         (2,214)          (158)          (431)
Other income (expense):
  Interest expense...................................       (399)          (134)           (25)          (104)
  Adjustment to interest expense for contingent
    portion of exchangeable debentures...............        153           (153)            --             --
  Interest expense to related parties, net...........         --             (1)            (1)            (9)
  Dividend and interest income.......................        301            242             10             65
  Share of losses of affiliates, net (note 6)........     (3,485)          (904)           (66)        (1,002)
  Impairment of investments (notes 6 and 7)..........     (1,463)            --             --             --
  Gains on dispositions, net (notes 6, 7 and 8)......      7,340              4             14          2,449
  Gains on issuance of equity by affiliates and
    subsidiaries (notes 6 and 8).....................         --             --            372            105
  Unrealized gains on financial instruments..........         70             --             --             --
  Other, net.........................................          3             (4)            (9)            (3)
                                                         -------        -------         ------        -------
                                                           2,520           (950)           295          1,501
                                                         -------        -------         ------        -------
         Earnings (loss) before income taxes and
           minority interests in subsidiaries........      2,956         (3,164)           137          1,070
Income tax (expense) benefit (note 10)...............     (1,534)         1,097           (211)          (461)
Minority interests in subsidiaries...................         63             46              4             13
                                                         -------        -------         ------        -------
         Net earnings (loss).........................      1,485         (2,021)           (70)           622
                                                         -------        -------         ------        -------
Other comprehensive earnings, net of taxes:
  Foreign currency translation adjustments...........       (202)            60            (15)             2
  Unrealized holding (losses) gains arising during
    the period, net of reclassification
    adjustments......................................     (6,750)         6,495            885          2,417
                                                         -------        -------         ------        -------
  Other comprehensive (loss) earnings................     (6,952)         6,555            870          2,419
                                                         -------        -------         ------        -------
Comprehensive (loss) earnings (note 13)..............    $(5,467)       $ 4,534         $  800        $ 3,041
                                                         =======        =======         ======        =======
  Pro forma earnings (loss) per common share (note 2)
    Basic and diluted net earnings (loss)
      attributable to common shareholders............    $ 1,485        $(2,021)        $  (70)       $   622
                                                         =======        =======         ======        =======
    Pro forma basic and diluted earnings (loss) per
      common share...................................    $  0.57        $ (0.78)        $(0.03)       $  0.24
                                                         =======        =======         ======        =======
    Pro forma number of common shares outstanding....      2,589          2,589          2,589          2,589
                                                         =======        =======         ======        =======

---------------
* as restated, see note 2

            See accompanying notes to consolidated financial statements.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                             ACCUMULATED
                                                                                                OTHER
                                                                                            COMPREHENSIVE
                                                        COMMON STOCK           ADDITIONAL     EARNINGS      ACCUMULATED
                                     PREFERRED   ---------------------------    PAID-IN     (LOSSES), NET    (DEFICIT)
                                       STOCK     CLASS A   CLASS B   CLASS C    CAPITAL       OF TAXES       EARNINGS
                                     ---------   -------   -------   -------   ----------   -------------   -----------
                                                                    AMOUNTS IN MILLIONS
Balance at January 1, 1998.........     $--        $--       $--       $--      $ 3,610        $  767         $   330
  Net earnings.....................      --         --        --        --           --            --             622
  Foreign currency translation
    adjustments....................      --         --        --        --           --             2              --
  Unrealized gains on
    available-for-sale
    securities.....................      --         --        --        --           --         2,417              --
  Payments for call agreements.....      --         --        --        --         (140)           --              --
  Gains in connection with
    issuances of stock of
    affiliates and subsidiaries
    (note 6).......................      --         --        --        --           70            --              --
  Transfers from related party due
    to acquisitions of minority
    interests (note 8).............      --         --        --        --          772            --              --
  Assignment of option from related
    party..........................      --         --        --        --           16            --              --
  Transfer from related party for
    acquisition of cost
    investment.....................      --         --        --        --          354            --              --
  Other transfers from related
    parties, net...................      --         --        --        --           --            --              --
                                        ---        ---       ---       ---      -------        ------         -------
Balance at December 31, 1998.......      --         --        --        --        4,682         3,186             952
  Net loss.........................      --         --        --        --           --            --             (70)
  Foreign currency translation
    adjustments....................      --         --        --        --           --           (15)             --
  Unrealized gains on
    available-for-sale
    securities.....................      --         --        --        --           --           885              --
  Other transfers from (to) related
    parties, net...................      --         --        --        --          430            --              --
                                        ---        ---       ---       ---      -------        ------         -------
Balance on February 28, 1999.......     $--        $--       $--       $--      $ 5,112        $4,056         $   882
                                        ===        ===       ===       ===      =======        ======         =======
-----------------------------------------------------------------------------------------------------------------------
Balance at March 1, 1999 (as
  restated, see note 2)............     $--        $--       $--       $--      $33,500        $   --         $    --
  Net loss.........................      --         --        --        --           --            --          (2,021)
  Foreign currency translation
    adjustments....................      --         --        --        --           --            60              --
  Recognition of previously
    unrealized losses on
    available-for-sale securities,
    net............................      --         --        --        --           --             7              --
  Unrealized gains on
    available-for-sale
    securities.....................      --         --        --        --           --         6,488              --
  Transfer from related party for
    redemption of debentures.......      --         --        --        --          354            --              --
  Gains in connection with
    issuances of stock of
    affiliates and subsidiaries
    (note 8).......................      --         --        --        --          108            --              --
  Utilization of net operating
    losses of Liberty by AT&T (note
    10)............................      --         --        --        --          (88)           --              --
  Other transfers to related
    parties, net...................      --         --        --        --           --            --              --
                                        ---        ---       ---       ---      -------        ------         -------
Balance at December 31, 1999.......      --         --        --        --       33,874         6,555          (2,021)
  Net earnings.....................      --         --        --        --           --            --           1,485
  Foreign currency translation
    adjustments....................      --         --        --        --           --          (202)             --
  Recognition of previously
    unrealized gains on
    available-for-sale securities,
    net............................      --         --        --        --           --          (635)             --
  Unrealized losses on
    available-for-sale
    securities.....................      --         --        --        --           --        (6,115)             --
  Issuance of AT&T Class A Liberty
    Media Group common stock for
    acquisitions, net (note 8).....      --         --        --        --        1,064            --              --
  Issuances of common stock by
    subsidiaries and affiliates,
    net of taxes...................      --         --        --        --          355            --              --
  Utilization of net operating
    losses of Liberty by AT&T (note
    10)............................      --         --        --        --          (38)           --              --
  Other transfers (to) from related
    parties, net...................      --         --        --        --         (213)           --              --
                                        ---        ---       ---       ---      -------        ------         -------
Balance at December 31, 2000.......     $--        $--       $--       $--      $35,042        $ (397)        $  (536)
                                        ===        ===       ===       ===      =======        ======         =======


                                     DUE TO
                                     (FROM)        TOTAL
                                     RELATED   STOCKHOLDER'S
                                     PARTIES      EQUITY
                                     -------   -------------
                                       AMOUNTS IN MILLIONS
Balance at January 1, 1998.........  $    14      $ 4,721
  Net earnings.....................       --          622
  Foreign currency translation
    adjustments....................       --            2
  Unrealized gains on
    available-for-sale
    securities.....................       --        2,417
  Payments for call agreements.....       --         (140)
  Gains in connection with
    issuances of stock of
    affiliates and subsidiaries
    (note 6).......................       --           70
  Transfers from related party due
    to acquisitions of minority
    interests (note 8).............       --          772
  Assignment of option from related
    party..........................      (16)          --
  Transfer from related party for
    acquisition of cost
    investment.....................       --          354
  Other transfers from related
    parties, net...................      412          412
                                     -------      -------
Balance at December 31, 1998.......      410        9,230
  Net loss.........................       --          (70)
  Foreign currency translation
    adjustments....................       --          (15)
  Unrealized gains on
    available-for-sale
    securities.....................       --          885
  Other transfers from (to) related
    parties, net...................   (1,011)        (581)
                                     -------      -------
Balance on February 28, 1999.......  $  (601)     $ 9,449
                                     =======      =======
--------------------------------------------------------------------------
Balance at March 1, 1999 (as
  restated, see note 2)............  $   197      $33,697
  Net loss.........................       --       (2,021)
  Foreign currency translation
    adjustments....................       --           60
  Recognition of previously
    unrealized losses on
    available-for-sale securities,
    net............................       --            7
  Unrealized gains on
    available-for-sale
    securities.....................       --        6,488
  Transfer from related party for
    redemption of debentures.......       --          354
  Gains in connection with
    issuances of stock of
    affiliates and subsidiaries
    (note 8).......................       --          108
  Utilization of net operating
    losses of Liberty by AT&T (note
    10)............................       --          (88)
  Other transfers to related
    parties, net...................     (170)        (170)
                                     -------      -------
Balance at December 31, 1999.......       27       38,435
  Net earnings.....................       --        1,485
  Foreign currency translation
    adjustments....................       --         (202)
  Recognition of previously
    unrealized gains on
    available-for-sale securities,
    net............................       --         (635)
  Unrealized losses on
    available-for-sale
    securities.....................       --       (6,115)
  Issuance of AT&T Class A Liberty
    Media Group common stock for
    acquisitions, net (note 8).....       --        1,064
  Issuances of common stock by
    subsidiaries and affiliates,
    net of taxes...................       --          355
  Utilization of net operating
    losses of Liberty by AT&T (note
    10)............................       --          (38)
  Other transfers (to) from related
    parties, net...................      154          (59)
                                     -------      -------
Balance at December 31, 2000.......  $   181      $34,290
                                     =======      =======

          See accompanying notes to consolidated financial statements.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               NEW LIBERTY                   OLD LIBERTY
                                                       ---------------------------   ---------------------------
                                                                       TEN MONTHS     TWO MONTHS
                                                        YEAR ENDED       ENDED          ENDED        YEAR ENDED
                                                       DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,
                                                          2000*          1999*           1999           1998
                                                       ------------   ------------   ------------   ------------
                                                            (AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                               (NOTE 5)
Cash flows from operating activities:
  Net earnings (loss)................................    $ 1,485        $(2,021)         $ (70)       $   622
  Adjustments to reconcile net earnings (loss) to net
    cash provided (used) by operating activities:
    Depreciation and amortization....................        854            562             22            129
    Stock compensation...............................       (950)         1,785            183            518
    Payments of stock compensation...................       (319)          (111)          (126)           (58)
    Share of losses of affiliates, net...............      3,485            904             66          1,002
    Deferred income tax expense (benefit)............      1,821         (1,025)           212            546
    Intergroup tax allocation........................       (294)           (75)            (1)           (89)
    Cash payment from AT&T pursuant to tax sharing
      agreement......................................        414              1             --             --
    Minority interests in subsidiaries...............        (63)           (46)            (4)           (13)
    Unrealized gains on financial instruments........        (70)            --             --             --
    Gains on issuance of equity by affiliates and
      subsidiaries...................................         --             --           (372)          (105)
    Gains on disposition of assets, net..............     (7,340)            (4)           (14)        (2,449)
    Impairment of investments........................      1,463             --             --             --
    Noncash interest.................................       (138)           153             --             --
    Other noncash charges............................         --              3             18             --
    Changes in operating assets and liabilities, net
      of the effect of acquisitions and dispositions:
      Receivables....................................       (116)             7             33            (56)
      Prepaid expenses and program rights............       (121)          (119)           (23)           (65)
      Payables and other current liabilities.........         88            119            (31)            44
                                                         -------        -------          -----        -------
         Net cash provided (used) by operating
           activities................................        199            133           (107)            26
                                                         -------        -------          -----        -------
Cash flows used by investing activities:
  Cash paid for acquisitions.........................       (735)          (109)            --            (92)
  Capital expended for property and equipment........       (221)           (40)           (15)           (60)
  Investments in and loans to affiliates and
    others...........................................     (3,372)        (2,596)           (51)        (1,404)
  Purchases of marketable securities.................       (848)        (7,757)            (3)            --
  Sales and maturities of marketable securities......      1,820          5,725              9             --
  Cash proceeds from dispositions....................        456            130             43            423
  Other, net.........................................         34            (11)           (62)            12
                                                         -------        -------          -----        -------
         Net cash used by investing activities.......     (2,866)        (4,658)           (79)        (1,121)
                                                         -------        -------          -----        -------
Cash flows from financing activities:
  Borrowings of debt.................................      5,509          3,187            155          2,199
  Repayments of debt.................................     (3,068)        (2,211)          (145)          (609)
  Net proceeds from issuance of stock by
    subsidiaries.....................................        121            123             --             --
  Payments for call agreements.......................         --             --             --           (140)
  Cash transfers (to) from related parties...........       (286)          (159)            31           (215)
  Other, net.........................................        (28)           (20)           (52)           (12)
                                                         -------        -------          -----        -------
         Net cash provided (used) by financing
           activities................................      2,248            920            (11)         1,223
                                                         -------        -------          -----        -------
         Net (decrease) increase in cash and cash
           equivalents...............................       (419)        (3,605)          (197)           128
Cash and cash equivalents at beginning of period.....      1,714          5,319            228            100
                                                         -------        -------          -----        -------
Cash and cash equivalents at end of period...........    $ 1,295        $ 1,714          $  31        $   228
                                                         =======        =======          =====        =======

---------------
* as restated, see note 2

            See accompanying notes to consolidated financial statements.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998

(1) BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Liberty Media Corporation and its subsidiaries and the accounts of certain other subsidiaries and assets (the "Contributed Assets") of AT&T Corp. ("AT&T"), which are attributed to the Liberty Media Group, as defined below (together, "Liberty" or the "Company"). AT&T currently owns all the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock of Liberty Media Corporation and also owns the Contributed Assets. All significant intercompany accounts and transactions have been eliminated.

     The AT&T Class A Liberty Media Group common stock and the AT&T Class B Liberty Media Group common stock (together, the AT&T Liberty Media Group tracking stock") are tracking stocks of AT&T designed to reflect the economic performance of the businesses and assets of AT&T attributed to the Liberty Media Group. The subsidiaries and assets of Liberty Media Corporation are attributed to the Liberty Media Group. The Contributed Assets were contributed to Liberty Media Corporation on May 7, 2001, in contemplation of a split off transaction being affected by AT&T with the shareholders of AT&T's Liberty Media Group common stock (the "Split Off Transaction"). See note 2.

     Liberty's domestic subsidiaries generally operate or hold interests in businesses which provide programming services including production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software. In addition, certain of Liberty's subsidiaries hold interests in businesses engaged in wireless telephony, electronic retailing, direct marketing and advertising sales relating to programming services, infomercials and transaction processing. Liberty also has significant interests in foreign affiliates which operate in cable television, programming and satellite distribution.

(2) SPLIT OFF TRANSACTION

     AT&T currently owns all the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock of Liberty Media Corporation and also owns the Contributed Assets. Prior to the Split Off Transaction, Liberty will recapitalize to increase the authorized number of shares. The Liberty Class A and Class B Common Stock will be converted to Series A Liberty Media Corporation Common Stock ("Series A common stock") and the Class C Common Stock will be converted to Series B Liberty Media Corporation common stock ("Series B common stock"). In the Split Off Transaction, each share of Class A and Class B Liberty Media Group Common Stock will be exchanged for a like share of Series A common stock and Series B common stock, respectively. Upon completion of the Split Off Transaction, Liberty Media Corporation will no longer be a subsidiary of AT&T and the Liberty Media Group tracking stock will be completely exchanged. Following the completion of the Split Off Transaction there will be 2,376,765,123 shares of Series A common stock and 212,045,288 shares of Series B common stock outstanding, calculated based on the outstanding shares of AT&T Liberty Media Group tracking stock outstanding at February 28, 2001. The Split Off Transaction will be accounted for at historical cost.

     On May 7, 2001, AT&T contributed the Contributed Assets to Liberty Media Corporation. These assets had been attributed to the Liberty Media Group and include (i) a preferred stock and common stock interest in a subsidiary of IDT Corporation, a multinational telecommunications services provider; and (ii) an approximate 8% indirect common equity interest in Liberty Digital, Inc., a consolidated subsidiary of Liberty Media Corporation. The contributions have been accounted for in a manner similar to a pooling of interests and, accordingly, the financial statements of Liberty Media Corporation for periods prior to the contributions (including the predecessor assets to our investment in the subsidiary of IDT) have been restated to include the financial position and results of operations of the Contributed Assets. There can be no assurance that the split off will be effected. The predecessor assets included a preferred

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES stock interest and common stock warrants in ICG Communications, Inc., a competitive local exchange telephone company, and a common equity interest in Teligent, Inc., a full service facilities based communications company.

     The results of operations previously reported by Liberty Media Corporation and the Contributed Assets and the combined amounts presented in the accompanying financial statements are presented below (amounts in millions):

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  2000            1999
                                                              -------------   ------------
Net Assets:
  Liberty Media Corporation.................................     $34,224        $38,408
  Contributed Assets........................................          66             27
                                                                 -------        -------
  Combined..................................................     $34,290        $38,435
                                                                 =======        =======

                                                                  YEAR        TEN MONTHS
                                                                 ENDED          ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
Net Earnings (Loss):
  Liberty Media Corporation.................................    $ 2,569        $(1,975)
  Contributed Assets........................................     (1,084)           (46)
                                                                -------        -------
  Combined..................................................    $ 1,485        $(2,021)
                                                                =======        =======

  Pro Forma Earnings (Loss) Per Common Share

     Pro forma basic earnings or loss per share ("EPS") is measured as the income or loss attributable to common stockholders divided by the pro forma outstanding common shares based on the AT&T Liberty Media Group tracking shares outstanding at February 28, 2001. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Potential common shares that have an anti-dilutive effect are excluded from diluted EPS.

     The basic and diluted pro forma earnings (loss) per common share attributable to the Series A and Series B common stockholders for all periods presented was computed by dividing the net earnings (loss) attributable to the Series A and Series B common stockholders by the proforma number of common shares outstanding following the split off based on the number of AT&T Liberty Media Group tracking shares outstanding at February 28, 2001. Potential common shares were not included in the computation of pro forma shares outstanding because their inclusion would be anti-dilutive. The pro forma earnings (loss) per common share differs from the Liberty Media Group basic and diluted earnings
(loss) per share as reported in the AT&T Form 10-K for the year ended December 31, 2000 as the pro forma earnings (loss) per common share calculation used the pro forma number of shares outstanding as of February 28, 2001.

(3) MERGER WITH AT&T

     On March 9, 1999, AT&T acquired the former Tele-Communications, Inc. ("TCI") in a merger transaction (the "AT&T Merger") whereby a wholly owned subsidiary of AT&T merged with and into TCI, and TCI thereby became a subsidiary of AT&T. As a result of the AT&T Merger, each series of TCI common stock was converted into a class of AT&T common stock subject to applicable exchange ratios. The AT&T Merger has been accounted for using the purchase method. Accordingly, Liberty's assets and liabilities have been recorded at their respective fair values therefore, creating a new cost basis. For financial reporting purposes the AT&T Merger is deemed to have occurred on March 1, 1999.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Accordingly, for periods prior to March 1, 1999 the assets and liabilities of Liberty and the related consolidated financial statements are sometimes referred to herein as "Old Liberty", and for periods subsequent to February 28, 1999 the assets and liabilities of Liberty and the related consolidated financial statements are sometimes referred to herein as "New Liberty". The "Company" and "Liberty" refers to both New Liberty and Old Liberty.

     The following table represents the summary balance sheet of Old Liberty at February 28, 1999, prior to the AT&T Merger and the opening summary balance sheet of New Liberty subsequent to the AT&T Merger. Certain pre-merger transactions occurring between March 1, 1999, and March 9, 1999, that affected Old Liberty's equity, gains on issuance of equity by affiliates and subsidiaries and stock compensation have been reflected in the two-month period ended February 28, 1999.

                                                              NEW LIBERTY   OLD LIBERTY
                                                              -----------   -----------
                                                                (AMOUNTS IN MILLIONS)
Assets:
  Cash and cash equivalents.................................    $ 5,319       $    31
  Other current assets......................................        434           410
  Investments in affiliates.................................     17,116         3,971
  Investments in available-for-sale securities..............     13,094        11,974
  Property and equipment, net...............................        125           111
  Intangibles and other assets..............................     11,159           389
                                                                -------       -------
                                                                $47,247       $16,886
                                                                =======       =======
Liabilities and Equity:
  Current liabilities.......................................    $ 1,675       $ 1,051
  Long-term debt............................................      1,845         2,087
  Deferred income taxes.....................................      9,972         4,147
  Other liabilities.........................................         19            90
                                                                -------       -------
          Total liabilities.................................     13,511         7,375
                                                                -------       -------
  Minority interests in equity of subsidiaries..............         39            62
  Stockholder's equity......................................     33,697         9,449
                                                                -------       -------
                                                                $47,247       $16,886
                                                                =======       =======

(4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

  Receivables

     Receivables are reflected net of an allowance for doubtful accounts. Such allowance at December 31, 2000 and 1999 was not material.

  Program Rights

     Prepaid program rights are amortized on a film-by-film basis over the anticipated number of exhibitions. Committed program rights and program rights payable are recorded at the estimated cost of the programs when the film is available for airing less prepayments. These amounts are amortized on a film-by-film basis over the anticipated number of exhibitions.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

  Investments

     All marketable equity securities held by the Company are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried net of taxes as a component of accumulated other comprehensive earnings in stockholder's equity. Realized gains and losses are determined on a specific-identification basis.

     Other investments in which the ownership interest is less than 20% and are not considered marketable securities are carried at the lower of cost or net realizable value. For those investments in affiliates in which the Company's voting interest is 20% to 50%, the equity method of accounting is generally used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliates as they occur rather then as dividends or other distributions are received, limited to the extent of the Company's investment in, advances to and commitments for the investee. The Company's share of net earnings or losses of affiliates includes the amortization of the difference between the Company's investment and its share of the net assets of the investee.

     Subsequent to the AT&T Merger, changes in the Company's proportionate share of the underlying equity of a subsidiary or equity method investee, which result from the issuance of additional equity securities by such subsidiary or equity investee, are recognized as gains or losses in the Company's consolidated statements of stockholder's equity.

     The company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations as an impairment of investments.

  Property and Equipment

     Property and equipment, including significant improvements, is stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of 3 to 20 years for support equipment and 10 to 40 years for buildings and improvements.

  Excess Cost Over Acquired Net Assets

     Excess cost over acquired net assets consists of the difference between the cost of acquiring non-cable entities and amounts assigned to their tangible assets. Such amounts are amortized on a straight-line basis over periods ranging from 5 to 20 years.

  Franchise Costs

     Franchise costs generally include the difference between the cost of acquiring cable companies and amounts allocated to their tangible assets. Such amounts are amortized on a straight-line basis over 20 years.

  Impairment of Long-lived Assets

     The Company periodically reviews the carrying amounts of property, plant and equipment and its intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

  Minority Interests

     Recognition of minority interests' share of losses of subsidiaries is generally limited to the amount of such minority interests' allocable portion of the common equity of those subsidiaries. Further, the minority interests' share of losses is not recognized if the minority holders of common equity of subsidiaries have the right to cause the Company to repurchase such holders' common equity.

     Preferred stock (and accumulated dividends thereon) of subsidiaries are included in minority interests in equity of subsidiaries. Dividend requirements on such preferred stocks are reflected as minority interests in earnings of subsidiaries in the accompanying consolidated statements of operations and comprehensive earnings.

  Foreign Currency Translation

     The functional currency of the Company is the United States ("U.S.") dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign subsidiary and foreign equity method investee. Assets and liabilities of foreign subsidiaries and foreign equity investees are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations and the Company's share of the results of operations of its foreign equity affiliates are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings in stockholder's equity.

     Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings as unrealized (based on the applicable period end exchange rate) or realized upon settlement of the transactions.

     Unless otherwise indicated, convenience translations of foreign currencies into U.S. dollars are calculated using the applicable spot rate at December 31, 2000, as published in The Wall Street Journal.

  Derivative Instruments and Hedging Activities

     The Company uses various derivative instruments including equity collars, put spread collars, and interest rate swaps to manage fair value risk associated with certain investments and interest rate risk on certain indebtedness. Derivative instruments are generally not used for speculative purposes. The derivative instruments may involve elements of credit and market risk in excess of amounts recognized in the financial statements. The Company monitors its positions and the credit quality of counter parties, consisting primarily of major financial institutions, and does not anticipate nonperformance by any counter-party.

     Disclosures regarding the fair value of derivative and other financial instruments are included in notes 7 and 10. Fair value of these instruments is based on market quotes or option pricing models using the historical volatility of the underlying security.

     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for the Company as of January 1, 2001. Statement of Financial Accounting Standards No. 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Adoption of these new accounting standards will result in cumulative after-tax increases in net earnings of approximately $550 million and reductions in other comprehensive earnings of

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES approximately $90 million in the first quarter of 2001. The adoption will also impact assets and liabilities recorded on the balance sheet.

  Revenue Recognition

     Programming revenue is recognized in the period during which programming is provided, pursuant to affiliation agreements. Advertising revenue is recognized, net of agency commissions, in the period during which underlying advertisements are broadcast. Revenue from post-production services is recognized in the period the services are rendered. Cable and other distribution revenue is recognized in the period that services are rendered. Cable installation revenue is recognized in the period the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that customers are expected to remain connected to the cable distribution system.

  Stock Based Compensation

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"), establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As allowed by Statement 123, Liberty continues to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25").

     Compensation relating to stock options with tandem stock appreciation rights ("SARs") granted to employees of Liberty and its subsidiaries have been recorded as variable award plans in the accompanying consolidated financial statements pursuant to APB Opinion No. 25. and related interpretations. Liabilities under these awards are subject to future adjustment based upon vesting provisions and the market value of the underlying security and, ultimately, on the final determination of market value when the rights are exercised. The amount of compensation under Statement 123 would not have been significantly different from what has been reflected in the accompanying consolidated financial statements due to substantially all of Liberty's stock option plans having tandem SARs, which are treated as liabilities for financial statement purposes and require periodic remeasurement under both APB Opinion No. 25 and Statement 123.

     Agreements that may require Liberty to reacquire interests in subsidiaries held by officers and employees in the future are marked-to-market periodically with corresponding adjustments being recorded to stock compensation expense.

  Reclassifications

     Certain prior period amounts have been reclassified for comparability with the 2000 presentation.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

(5) SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              NEW LIBERTY                   OLD LIBERTY
                                      ---------------------------   ---------------------------
                                          YEAR        TEN MONTHS     TWO MONTHS        YEAR
                                         ENDED          ENDED          ENDED          ENDED
                                      DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,
                                          2000           1999           1999           1998
                                      ------------   ------------   ------------   ------------
                                                        (AMOUNTS IN MILLIONS)
Cash paid for acquisitions:
  Fair value of assets acquired.....    $ 3,733          $122           $--           $ 903
  Net liabilities assumed...........     (1,208)          (13)           --            (107)
  Deferred tax liability............       (281)           --            --            (154)
  Minority interest.................       (445)           --            --             224
  Contribution to equity for
     acquisitions...................     (1,064)           --            --            (772)
  Other.............................         --            --            --              (2)
                                        -------          ----           ---           -----
          Cash paid for
            acquisitions............    $   735          $109           $--           $  92
                                        =======          ====           ===           =====
          Cash paid for interest....    $   335          $ 93           $32           $ 103
                                        =======          ====           ===           =====
          Cash paid for income
            taxes...................    $    --          $ --           $--           $  29
                                        =======          ====           ===           =====

     During the ten months ended December 31, 1999 certain subsidiaries with a carrying value of $135 million were exchanged for a cost method investment in an online music venture.

     The following table reflects the change in cash and cash equivalents resulting from the AT&T Merger and related restructuring transactions (amounts in millions):

Cash and cash equivalents prior to the AT&T Merger..........  $   31
  Cash contribution in connection with the AT&T Merger......   5,464
  Cash paid to TCI for certain warrants.....................    (176)
                                                              ------
Cash and cash equivalents subsequent to the AT&T Merger.....  $5,319
                                                              ======

(6) INVESTMENTS IN AFFILIATES ACCOUNTED FOR UNDER THE EQUITY METHOD

     Liberty has various investments accounted for under the equity method. The following table includes Liberty's carrying amount and percentage ownership of the more significant investments in affiliates at December 31, 2000 and the carrying amount at December 31, 1999:

                                                           DECEMBER 31,        DECEMBER 31,
                                                               2000                1999
                                                       ---------------------   ------------
                                                       PERCENTAGE   CARRYING     CARRYING
                                                       OWNERSHIP     AMOUNT       AMOUNT
                                                       ----------   --------   ------------
                                                           (DOLLAR AMOUNTS IN MILLIONS)
USA Networks, Inc. ("USAI") and related
  investments........................................        21%    $ 2,824      $ 2,699
Telewest Communications plc ("Telewest").............        25%      2,712        1,996
Discovery Communications, Inc. ("Discovery").........        49%      3,133        3,441
Gemstar-TV Guide International, Inc. ("Gemstar").....        21%      5,855           --
QVC, Inc. ("QVC")....................................        43%      2,508        2,515
UnitedGlobalCom, Inc. ("UnitedGlobalCom")............        11%        314          505
TV Guide.............................................                    --        1,732
Foreign investments (other than Telewest)............   various       1,754        2,190
Other................................................   various       1,364          844
                                                                    -------      -------
                                                                    $20,464      $15,922
                                                                    =======      =======

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     The following table reflects Liberty's share of earnings (losses) of affiliates:

                                              NEW LIBERTY                   OLD LIBERTY
                                      ---------------------------   ---------------------------
                                          YEAR        TEN MONTHS     TWO MONTHS        YEAR
                                         ENDED          ENDED          ENDED          ENDED
                                      DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,
                                          2000           1999           1999           1998
                                      ------------   ------------   ------------   ------------
                                                        (AMOUNTS IN MILLIONS)
USAI and related investments........    $   (36)        $ (20)          $ 10         $    30
Telewest............................       (441)         (222)           (38)           (134)
Discovery...........................       (293)         (269)            (8)            (39)
Gemstar.............................       (254)           --             --              --
QVC.................................        (12)          (11)            13              64
UnitedGlobalCom.....................       (211)           23             --              --
Teligent............................     (1,269)           --             --              --
Foreign investments.................       (350)         (208)           (27)           (146)
PCS Ventures (note 7)...............         --            --             --            (629)
Other...............................       (619)         (197)           (16)           (148)
                                        -------         -----           ----         -------
                                        $(3,485)        $(904)          $(66)        $(1,002)
                                        =======         =====           ====         =======

     The $15 billion aggregate excess of Liberty's aggregate carrying amount in its affiliates over Liberty's proportionate share of its affiliates' net assets is being amortized over estimated useful lives ranging from 2 to 20 years. Such amortization was approximately $1,058 million, $463 million, $9 million and $8 million for the year ended December 31, 2000, the ten months ended December 31, 1999, the two months ended February 28, 1999 and the year ended December 31, 1998, respectively, and is included in share of losses of affiliates.

     During the year ended December 31, 2000, Liberty determined that its investments in Teligent and ICG Communications experienced other than temporary declines in value. As a result, the carrying amounts of these investments were adjusted to their respective fair values. These adjustments resulted in impairment charges of $839 million for Teligent and $485 million for ICG Communications. The impairment charges are reflected as an increase in share of losses of affiliates in the consolidated statements of operations.

     Certain of Liberty's affiliates are general partnerships and, as such, are liable as a matter of partnership law for all debts (other than non-recourse debts) of that partnership in the event liabilities of that partnership were to exceed its assets.

  USAI

     USAI owns and operates businesses in network and television production, television broadcasting, electronic retailing, ticketing operations, and internet services. At December 31, 2000, Liberty directly and indirectly held
74.4 million shares of USAI's common stock. Liberty also held shares directly in certain subsidiaries of USAI which are exchangeable into 79 million shares of USAI common stock. Liberty's direct ownership of USAI is currently restricted by Federal Communications Commission ("FCC") regulations. The exchange of these shares can be accomplished only if there is a change to existing regulations or if Liberty obtains permission from the FCC. If the exchange of subsidiary stock into USAI common stock was completed at December 31, 2000, Liberty would own
153.4 million shares or approximately 21% (on a fully-diluted basis) of USAI common stock. USAI's common stock had a closing market value of $19.44 per share on December 31, 2000. Liberty accounts for its investments in USAI and related subsidiaries on a combined basis under the equity method.

     In February 1998, USAI paid cash and issued shares and one of its subsidiaries issued shares in connection with the acquisition of certain assets from Universal Studios, Inc. (the "Universal

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Transaction"). Liberty recorded an increase to its investment in USAI of $54 million and an increase to additional paid-in-capital of $33 million (after deducting deferred income taxes of $21 million) as a result of this share issuance.

     USAI issued shares in June 1998 to acquire the remaining stock of Ticketmaster Group, Inc. which it did not previously own (the "Ticketmaster Transaction"). Liberty recorded an increase to its investment in USAI of $52 million and an increase to additional paid-in-capital of $31 million (after deducting deferred income taxes of $21 million) as a result of this share issuance. No gain was recognized in the consolidated statement of operations and comprehensive earnings for either the Universal Transaction or the Ticketmaster Transaction due primarily to Liberty's intention to purchase additional equity interests in USAI.

     In connection with the Universal Transaction, Liberty was granted an antidilutive right with respect to any future issuance of USAI's common stock, subject to certain limitations, that enables it to maintain its percentage ownership interests in USAI.

  Telewest

     Telewest currently operates and constructs cable television and telephone systems in the UK. Flextech Limited ("Flextech") develops and sells a variety of television programming in the UK. In April 2000, Telewest acquired Flextech. As a result, each share of Flextech was exchanged for 3.78 new Telewest shares. Prior to the acquisition, Liberty owned an approximate 37% equity interest in Flextech and a 22% equity interest in Telewest. As a result of the acquisition, Liberty owns an approximate 24.6% equity interest in Telewest. Liberty recognized a $649 million gain (excluding related tax expense of $227 million) on the acquisition based on the difference between the carrying value of Liberty's interest in Flextech and the fair value of the Telewest shares received. At December 31, 2000 Liberty indirectly owned 724 million of the issued and outstanding Telewest ordinary shares. Telewest's ordinary shares reported a closing price of $1.58 per share on December 31, 2000.

     Effective September 1, 1998, Telewest and General Cable PLC ("General Cable") consummated a merger (the "General Cable Merger") in which holders of General Cable received New Telewest shares and cash. Based upon Telewest's closing price of $1.51 per share on April 14, 1998, the General Cable Merger was valued at approximately $1.1 billion. The cash portion of the General Cable Merger was financed through an offer to qualifying Telewest shareholders for the purchase of approximately 261 million new Telewest shares at a price of $1.57 per share (the "Telewest Offer"). Liberty subscribed to 85 million Telewest ordinary shares at an aggregate cost of $133 million in connection with the Telewest Offer. In connection with the General Cable Merger, Liberty converted its entire holdings of Telewest convertible preference shares (133 million shares) into Telewest ordinary shares. As a result of the General Cable Merger, Liberty's ownership interest in Telewest decreased to 22%. In connection with the increase in Telewest's equity, net of the dilution of Liberty's interest in Telewest, that resulted from the General Cable Merger, Liberty recorded a non-cash gain of $60 million (before deducting deferred income taxes of $21 million) during 1998.

  Gemstar

     Gemstar is a leading global technology and media company focused on consumer entertainment. The common stock of Gemstar is publicly traded. At December 31, 2000, Liberty held 87.5 million shares of Gemstar common stock. Gemstar's stock reported a closing price of $46.13 per share on December 31, 2000.

     On July 12, 2000, TV Guide and Gemstar completed a merger whereby Gemstar acquired TV Guide. TV Guide shareholders received .6573 shares of Gemstar common stock in exchange for each share of TV Guide. As a result of this transaction, 133 million shares of TV Guide held by Liberty were exchanged for 87.5 million shares of Gemstar common stock. Following the merger, Liberty owns approximately 21.4% of

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Gemstar. Liberty recognized a $4.4 billion gain (before deducting deferred income taxes of $1.7 billion) on such transaction based on the difference between the carrying value of Liberty's interest in TV Guide and the fair value of the Gemstar securities received.

  UnitedGlobalCom

     UnitedGlobalCom is a global broadband communications provider of video, voice and data services with operations in over 20 countries throughout the world. At December 31, 2000, Liberty owned an approximate 10.9% economic ownership interest representing an approximate 36.8% voting interest in UnitedGlobalCom. Liberty owns 9.9 million shares of UnitedGlobalCom Class B common stock and .6 million shares of UnitedGlobalCom Class A common stock. The UnitedGlobalCom Class B common stock is convertible, on a one-for-one basis, into UnitedGlobalCom Class A common stock. UnitedGlobalCom's Class A common stock reported a closing price of $13.63 per share on December 31, 2000.

  Teligent

     Teligent is a full-service, facilities-based communications company. Liberty acquired an interest in Teligent on January 14, 2000, through our acquisition of Associated Group, Inc. ("Associated Group"), which previously held approximately 21.4 million shares of Teligent common stock. At December 31, 2000, Liberty owns an approximate 34% common equity interest in Teligent. Teligent's stock reported a closing price of $1.94 per share on December 31, 2000. Due to the impairment charge as discussed above, the share of losses associated with our Teligent investment were significant to Liberty for the year ended December 31, 2000. A summary of Teligent's financial information is included below:

                                                               DECEMBER 31,
                                                                   2000
                                                               ------------
                                                               (AMOUNTS IN
                                                               MILLIONS)
Financial Position
     Investments............................................      $   33
     Property and equipment, net............................         561
     Intangibles, net.......................................         188
     Other assets, net......................................         427
                                                                  ------
          Total assets......................................      $1,209
                                                                  ======
     Debt...................................................      $1,435
     Other liabilities......................................         735
     Owners' deficit........................................        (961)
                                                                  ------
          Total liabilities and equity......................      $1,209
                                                                  ======

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2000
                                                               ------------
                                                               (AMOUNTS IN
                                                               MILLIONS)
Operations
     Revenue................................................      $  152
     Operating expenses.....................................        (588)
                                                                  ------
          Operating cash flow (as defined by Liberty).......        (436)
                                                                  ------
     Depreciation and amortization..........................        (134)
     Interest expense.......................................        (133)
     Other, net.............................................        (147)
                                                                  ------
          Net loss applicable to common stockholders........      $ (850)
                                                                  ======

     Summarized unaudited combined financial information for affiliates other than Teligent is as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
                                                              (AMOUNTS IN MILLIONS)
Combined Financial Position
  Investments...............................................   $ 1,891     $ 1,415
  Property and equipment, net...............................    11,293       8,885
  Intangibles, net..........................................    31,431      19,778
  Other assets, net.........................................     9,587       9,207
                                                               -------     -------
          Total assets......................................   $54,202     $39,285
                                                               =======     =======
  Debt......................................................   $19,781     $17,210
  Other liabilities.........................................    14,638      12,645
  Owners' equity............................................    19,783       9,430
                                                               -------     -------
          Total liabilities and equity......................   $54,202     $39,285
                                                               =======     =======

                                          YEAR        TEN MONTHS     TWO MONTHS        YEAR
                                         ENDED          ENDED          ENDED          ENDED
                                      DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,
                                          2000           1999           1999           1998
                                      ------------   ------------   ------------   ------------
                                                        (AMOUNTS IN MILLIONS)
Combined Operations
  Revenue...........................    $13,743        $10,492        $ 2,341        $ 14,062
  Operating expenses................    (12,134)        (9,066)        (1,894)        (13,092)
  Depreciation and amortization.....     (2,194)        (1,461)          (353)         (2,629)
                                        -------        -------        -------        --------
          Operating income (loss)...       (585)           (35)            94          (1,659)
  Interest expense..................     (1,052)          (886)          (281)         (1,728)
  Other, net........................         83           (151)          (127)           (166)
                                        -------        -------        -------        --------
          Net loss..................    $(1,554)       $(1,072)       $  (314)       $ (3,553)
                                        =======        =======        =======        ========

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

(7) INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES AND OTHERS

     Investments in available-for-sale securities and others are summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                              (AMOUNTS IN MILLIONS)
  Sprint Corporation ("Sprint PCS").........................   $ 5,192      $10,186
  Time Warner, Inc. ("Time Warner").........................     6,325        8,202
  News Corp.................................................     2,342        2,403
  Motorola, Inc. ("Motorola")...............................     1,982        3,430
  Other available-for-sale securities.......................     2,989        3,765
  Other investments, at cost, and related receivables.......       705          985
                                                               -------      -------
                                                                19,535       28,971
  Less short-term investments...............................       500          378
                                                               -------      -------
                                                               $19,035      $28,593
                                                               =======      =======

  Sprint PCS

     Liberty and certain of its consolidated subsidiaries collectively are the beneficial owners of approximately 197 million shares of Sprint PCS Group Stock and certain other instruments convertible into such securities (the "Sprint Securities"). The Sprint PCS Group Stock is a tracking stock intended to reflect the performance of Sprint's domestic wireless PCS operations. Liberty accounts for its investment in the Sprint Securities as an available-for-sale security.

     Pursuant to a final judgment (the "Final Judgment") agreed to by Liberty, AT&T and the United States Department of Justice (the "DOJ") on December 31, 1998, Liberty transferred all of its beneficially owned securities of Sprint PCS to a trustee (the "Trustee") prior to the AT&T Merger. The Final Judgment, which was entered by the United States District Court of the District of Columbia on August 23, 1999, requires the Trustee, on or before May 23, 2002, to dispose of a portion of the Sprint Securities sufficient to cause Liberty to beneficially own no more than 10% of the outstanding Sprint PCS Group common stock -- Series 1 on a fully diluted basis on such date. On or before May 23, 2004, the Trustee must divest the remainder of the Sprint Securities beneficially owned by Liberty.

     The Final Judgment requires that the Trustee vote the Sprint Securities beneficially owned by Liberty and its consolidated subsidiaries in the same proportion as other holders of Sprint Securities so long as such securities are held by the trust. The Final Judgment also prohibits the acquisition by Liberty of additional Sprint Securities, with certain exceptions, without the prior written consent of the DOJ.

     On November 23, 1998, Liberty exchanged its investments in certain wireless businesses ("PCS Ventures") for the Sprint Securities (the "PCS Exchange"). Liberty recorded a non-cash gain of $1.9 billion (before deducting deferred income taxes of $647 million) on the PCS Exchange based on the difference between the carrying amount of Liberty's equity method interest in the PCS Ventures and the fair value of the Sprint Securities received.

  Time Warner

     Liberty holds shares of a series of Time Warner's series common stock with limited voting rights (the "TW Exchange Stock") that are convertible into an aggregate of 114 million shares of Time Warner common stock. Liberty accounts for its investment in Time Warner as an available-for-sale security.

     On January 11, 2001, Time Warner and America Online, Inc. completed their merger, pursuant to which each share of the Time Warner common stock held by Liberty was converted into 1.5 shares of an identical series of stock of AOL Time Warner, Inc. ("AOL Time Warner"). Following this conversion,

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Liberty owns approximately 171 million shares of AOL Time Warner, which represents an approximate 4% interest in the combined entity.

     Pursuant to an option granted by Liberty, Time Warner acquired Southern Satellite Systems, Inc., effective January 1, 1998, for $213 million in cash. Liberty recognized a $515 million pre-tax gain in connection with such transaction in the first quarter of 1998.

  News Corp.

     On July 15, 1999, News Corp. acquired Liberty's 50% interest in Fox/Liberty Networks in exchange for 51.8 million News Corp. American Depository Shares ("ADSs") representing preferred limited voting ordinary shares of News Corp. Of the 51.8 million ADSs received, 3.6 million were placed in an escrow (the "Escrow Shares") pending an independent third party valuation, as of the third anniversary of the transaction. The remainder of the 51.8 million ADSs received (the "Restricted Shares") are subject to a two-year lockup which restricts any transfer of the securities for a period of two years from the date of the transaction. Liberty recorded the Restricted Shares at fair value of $1,403 million, which included a discount from market value due to the two-year restriction on transfer, resulting in a $13 million gain on the transaction. In a related transaction, Liberty acquired from News Corp. 28.1 million additional ADSs representing preferred limited voting ordinary shares of News Corp. for approximately $695 million. Liberty accounts for its investment in News Corp. as an available-for-sale security.

  Motorola

     On January 5, 2000, Motorola completed the acquisition of General Instrument through a merger of General Instrument with a wholly owned subsidiary of Motorola. In connection with the merger Liberty received 54 million shares and warrants to purchase 37 million shares of Motorola common stock in exchange for its holdings in General Instrument. Liberty recognized a $2.2 billion gain (excluding related tax expense of $883 million) on such transaction during the first quarter of 2000 based on the difference between the carrying value of Liberty's interest in General Instrument and the fair value of the Motorola securities received. During 2000, Liberty exercised a warrant to purchase approximately 9 million shares of Motorola common stock at an exercise price of $8.26 per share. At December 31, 2000 Liberty holds approximately 63 million shares of Motorola common stock and vested warrants to purchase an additional 28 million shares of such common stock.

     Investments in available-for-sale securities are summarized as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000          1999
                                                              --------      --------
                                                              (AMOUNTS IN MILLIONS)
Equity securities:
  Cost basis................................................  $17,641       $13,657
  Gross unrealized holding gains............................    2,254        11,453
  Gross unrealized holding losses...........................   (2,620)         (646)
                                                              -------       -------
  Fair value................................................   17,275        24,464
                                                              =======       =======
Debt securities:
  Cost basis................................................    1,533         2,017
  Gross unrealized holding gains............................       86            --
  Gross unrealized holding losses...........................      (64)          (22)
                                                              -------       -------
  Fair value................................................  $ 1,555       $ 1,995
                                                              =======       =======

     Management estimates the fair market value of all of its investments in available-for-sale securities and others aggregated $19.7 billion and $29.2 billion at December 31, 2000 and December 31, 1999, respectively. Management calculates market values using a variety of approaches including multiple of

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES cash flow, per subscriber value, a value of comparable public or private businesses or publicly quoted market prices. No independent appraisals were conducted for those assets.

  Equity Collars and Put Spread Collars

     The Company enters into equity collars and put spread collars to manage pricing risk associated with its investments in certain marketable securities. These instruments are recorded at fair value based on option pricing models using the historical volatility of the underlying security. Accounting for changes in fair value of these instruments depends on the amount of correlation between the change in the fair value of the instrument and the offsetting change in the underlying equity security. Equity collars generally have a high correlation with the underlying security, while put spread collars generally do not have high correlation. Accordingly, changes in the fair value of the equity collar are recorded as an adjustment to the carrying value of the related investment with an offsetting change recorded in other comprehensive earnings. The offsetting change in the value of put spread collars is recorded in the consolidated statements of operations as unrealized gains on financial instruments. The following table illustrates the fair value of the Company's equity collars and put spread collars as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                     TYPE OF DERIVATIVE                         2000         1999
                     ------------------                       --------      -------
                                                              (AMOUNTS IN MILLIONS)
Equity collars..............................................   $1,293        $(633)
Put spread collars..........................................      188           --

  Impairment of Investments

     During the year ended December 31, 2000, Liberty determined that certain of its investments in available-for-sale securities and others experienced other than temporary declines in value. As a result, the cost bases of such investments were adjusted to their respective fair values at December 31, 2000 based primarily on recent quoted market prices. These adjustments are reflected as impairment of investments in the consolidated statements of operations. The following table identifies the realized losses attributable to each of the individual investments as follows (amounts in millions):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                         INVESTMENT                               2000
                         ----------                           ------------
  Motorola..................................................     $1,276
  Primedia, Inc.............................................        103
  Others....................................................         84
                                                                 ------
                                                                 $1,463
                                                                 ======

(8) ACQUISITIONS AND DISPOSITIONS

2000

  Associated Group

     On January 14, 2000, Liberty completed its acquisition of Associated Group pursuant to a merger agreement among AT&T, Liberty and Associated Group. Under the merger agreement, each share of Associated Group's Class A common stock and Class B common stock was converted into 0.49634 shares of AT&T common stock and
2.41422 shares of AT&T Class A Liberty Media Group common stock. Prior to the merger, Associated Group's primary assets were (1) approximately 19.7 million shares of AT&T common stock, (2) approximately 46.8 million shares of AT&T Class A Liberty Media Group common stock, (3) approximately 10.6 million shares of AT&T Class B Liberty Media Group common stock, (4) approximately 21.4 million shares of common stock of Teligent, and (5) all of the outstanding shares of common stock of TruePosition, Inc., which provides location services for wireless carriers and users

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES designed to determine the location of any wireless transmitter, including cellular and PCS telephones. Following the completion of the merger, all of the assets and businesses of Associated Group were transferred to Liberty. All of the shares of AT&T common stock, AT&T Class A Liberty Media Group common stock and AT&T Class B Liberty Media Group common stock previously held by Associated Group were retired by AT&T.

     The acquisition of Associated Group was accounted for as a purchase and the $17 million excess of the fair value of the net assets acquired over the purchase price is being amortized over ten years. As a result of the issuance of AT&T Class A Liberty Media Group common stock, net of the shares of AT&T Class A Liberty Media Group common stock acquired in this transaction, Liberty recorded a $778 million increase to additional paid-in-capital, which represents the total purchase price of this acquisition.

  Liberty Satellite and Technology, Inc. ("LSAT")

     On March 16, 2000, Liberty purchased shares of preferred stock in TCI Satellite Entertainment, Inc. in exchange for Liberty's economic interest in approximately 5 million shares of Sprint PCS Group stock, for a total purchase price of $300 million. During the third quarter of 2000, TCI Satellite Entertainment, Inc. changed its name to LSAT. Liberty received 150,000 shares of LSAT Series A 12% Cumulative Preferred Stock and 150,000 shares of LSAT Series B 8% Cumulative Convertible Voting Preferred Stock. The Series A preferred stock does not have voting rights, while the Series B preferred stock gives Liberty approximately 85% of the voting power of LSAT. In connection with this transaction, Liberty realized a $211 million gain (before related tax expense of $84 million) based on the difference between the cost basis and fair value of the economic interest in the Sprint PCS Group stock exchanged.

  Ascent Entertainment Group, Inc. ("Ascent")

     On March 28, 2000, Liberty announced that it had completed its cash tender offer for the outstanding common stock of Ascent at a price of $15.25 per share. Approximately 85% of the outstanding shares of common stock of Ascent were tendered in the offer and Liberty paid approximately $385 million. On June 8, 2000, Liberty completed its acquisition of 100% of Ascent for an additional $67 million. The total purchase price for the acquisition was $452 million. Such transaction was accounted for as a purchase and the $228 million excess of the purchase price over the fair value of the net assets acquired is being amortized over 5 years.

  Liberty Livewire Corporation ("Liberty Livewire")

     On April 10, 2000, Liberty acquired all of the outstanding common stock of Four Media Company ("Four Media") for total consideration of $462 million comprised of $123 million in cash, $194 million of assumed debt, 6.4 million shares of AT&T Class A Liberty Media Group common stock and a warrant to purchase approximately 700,000 shares of AT&T Class A Liberty Media Group common stock at an exercise price of $23 per share. The acquisition was accounted for as a purchase. In connection with the AT&T Class A Liberty Media Group common stock issued in this transaction, Liberty recorded a $145 million increase to additional paid-in-capital, and the $276 million excess of the purchase price over the fair value of the net assets acquired is being amortized over 20 years. Four Media provides technical and creative services to owners, producers and distributors of television programming, feature films and other entertainment products both domestically and internationally.

     On June 9, 2000, Liberty acquired a controlling interest in The Todd-AO Corporation ("Todd-AO"), consisting of approximately 6.5 million shares of Class B Common Stock of Todd-AO, representing 60% of the equity and approximately 94% of the voting power of Todd-AO outstanding immediately prior to the closing, in exchange for approximately 5.4 million shares of AT&T Class A Liberty Media Group common stock. The acquisition was accounted for as a purchase. In connection with the AT&T Class A Liberty Media Group common stock issued in this transaction, Liberty recorded a $106 million increase to

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES additional paid-in-capital, which represents the purchase price, and the $96 million excess of the purchase price over the fair value of the net assets acquired is being amortized over 20 years. Todd-AO provides sound, video and ancillary post production and distribution services to the motion picture and television industries in the United States and Europe.

     Immediately following the closing of such transaction, Liberty contributed to Todd-AO 100% of the capital stock of Four Media, in exchange for approximately 16.6 million shares of the Class B Common Stock of Todd-AO increasing Liberty's ownership interest in Todd-AO to approximately 84% of the equity and approximately 98% of the voting power of Todd-AO outstanding immediately following the closing.

     Following Liberty's acquisition of Todd-AO, and the contribution by Liberty to Todd-AO of Liberty's ownership in Four Media, Todd-AO changed its name to Liberty Livewire.

     On July 19, 2000, Liberty purchased all of the assets relating to the post production, content and sound editorial businesses of Soundelux Entertainment Group ("Soundelux") for $90 million. Immediately following such transaction, the assets of Soundelux were contributed to Liberty Livewire in exchange for approximately 8.2 million additional shares of Liberty Livewire Class B Common Stock. Following this contribution, Liberty's ownership in Liberty Livewire increased to approximately 88% of the equity and approximately 99% of the voting power of Liberty Livewire outstanding immediately following the contribution.

1999

  TV Guide

     On March 1, 1999, United Video Satellite Group, Inc. ("UVSG") and News Corp. completed a transaction whereby UVSG acquired News Corp.'s TV Guide properties and UVSG was renamed TV Guide. Upon completion of this transaction, and another transaction completed by TV Guide on the same date, Liberty owned an economic interest of approximately 44% and controlled approximately 49% of the voting power of TV Guide. In connection with the increase in TV Guide's equity, net of dilution of Liberty's ownership interest in TV Guide, Liberty recognized a gain of $372 million (before deducting deferred income taxes of $147 million). Upon consummation, Liberty began accounting for its interest in TV Guide under the equity method of accounting.

1998

  Pramer S.A. ("Pramer")

     On August 24, 1998, Liberty purchased 100% of the issued and outstanding common stock of Pramer, an Argentine programming company, for a total purchase price of $97 million, which was satisfied by $32 million in cash and the issuance of notes payable in the amount of $65 million. Such transaction was accounted for under the purchase method. Accordingly, the results of operations of Pramer have been consolidated with those of Liberty since August 24, 1998. The $101 million excess cost over acquired net assets is being amortized over ten years.

  Other

     During 1998, TCI acquired certain minority interests of TV Guide and Liberty Media International, Inc. (formerly named Tele-Communications International, Inc.). The transactions were accounted for as acquisitions of minority interests. The aggregate value assigned to the shares issued by TCI was based upon the market value of the shares issued at the time each transaction was announced. Immediately following the transactions TCI contributed the minority interests acquired to Liberty. The contributions were recorded as an increase to additional paid-in-capital of $772, which represents the purchase price of such acquisitions.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

  Pro Forma Information

     The following unaudited pro forma revenue and net earnings for the years ended December 31, 2000 and 1999 were prepared assuming the 2000 acquisitions discussed above and the AT&T Merger occurred on January 1, 1999. These pro forma amounts are not necessarily indicative of operating results that would have occurred if the acquisitions discussed above and the AT&T Merger had occurred on January 1, 1999.

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              --------     ---------
                                                              (AMOUNTS IN MILLIONS)
Revenue.....................................................   $1,769       $ 1,754
Net earnings (loss).........................................   $1,413       $(2,872)

(9) LONG-TERM DEBT

     Debt is summarized as follows:

                                                          WEIGHTED
                                                          AVERAGE
                                                          INTEREST       DECEMBER 31,
                                                            RATE     ---------------------
                                                            2000       2000         1999
                                                          --------   --------     --------
                                                                     (AMOUNTS IN MILLIONS)
Parent company debt:
  Senior notes..........................................    7.88%     $  742       $  741
  Senior debentures.....................................    8.33%      1,486          494
  Senior exchangeable debentures........................    3.70%      1,679        1,022
  Securities lending agreement..........................    6.53%        338           --
  Bank credit facilities................................    7.43%        475          390
  Other debt............................................       8%        242           --
                                                                      ------       ------
                                                                       4,962        2,647
Debt of subsidiaries:
  Bank credit facilities................................    8.41%      1,129          573
  Senior notes..........................................   11.88%        179           --
  Other debt, at varying rates..........................                  93           57
                                                                      ------       ------
                                                                       1,401          630
                                                                      ------       ------
  Total debt............................................               6,363        3,277
Less current maturities.................................               1,094          554
                                                                      ------       ------
  Total long-term debt..................................              $5,269       $2,723
                                                                      ======       ======

  Senior Notes and Debentures

     On July 7, 1999, Liberty issued $750 million of 7 7/8% Senior Notes due 2009 and issued $500 million of 8 1/2% Senior Debentures due 2029 for aggregate cash proceeds of $741 million and $494 million, respectively. Interest on both issuances is payable on January 15 and July 15 of each year.

     On February 2, 2000, Liberty issued $1 billion of 8 1/4% Senior Debentures due 2030 for aggregate cash proceeds of $983 million. Interest on these debentures is payable on February 1 and August 1 of each year.

     The senior notes and debentures are stated net of an aggregate unamortized discount of $22 million and $15 million at December 31, 2000 and 1999, respectively, which is being amortized to interest expense in the consolidated statements of operations.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

  Senior Exchangeable Debentures

     On November 16, 1999, Liberty issued $869 million of 4% Senior Exchangeable Debentures due 2030 for aggregate cash proceeds of $854 million. Interest is payable on May 15 and November 15 of each year. Each $1,000 debenture is exchangeable at the holder's option for the value of 22.9486 shares of Sprint PCS Group stock. After the later of December 31, 2001 or the date Liberty's ownership level in the Sprint PCS Group falls below a specified level, Liberty may, at its election, pay the exchange value in cash, Sprint PCS Group stock or a combination thereof. Prior to such time, the exchange value must be paid in cash.

     On February 10, 2000, Liberty issued $750 million of 3 3/4% Senior Exchangeable Debentures due 2030 for aggregate cash proceeds of $735 million. On March 8, 2000, an additional $60 million of 3 3/4% Senior Exchangeable Debentures due 2030 were issued for aggregate proceeds of $59 million. Interest is payable on February 15 and August 15 of each year. Each $1,000 debenture is exchangeable at the holder's option for the value of 16.7764 shares of Sprint PCS Group stock. After the later of February 15, 2002 or the date Liberty's ownership level in the Sprint PCS Group falls below a specified level, Liberty may, at its election, pay the exchange value in cash, Sprint PCS Group stock or a combination thereof. Prior to such time, the exchange value must be paid in cash.

     The carrying amount of the senior exchangeable debentures is adjusted based on the fair value of the underlying Sprint PCS Group stock. Increases or decreases in the value of the underlying Sprint PCS Group stock above the principal amount of the senior exchangeable debentures (the "Contingent Portion") is recorded as an adjustment to interest expense in the consolidated statements of operations and comprehensive earnings. If the value of the underlying Sprint PCS Group stock decreases below the principal amount of the senior exchangeable debentures there is no effect on the principal amount of such debentures.

  Securities Lending Agreement

     On January 7, 2000, a trust, which holds Liberty's investment in Sprint, entered into agreements to loan 18 million shares of Sprint PCS Group stock to a third party, as Agent. The obligation to return those shares is secured by cash collateral equal to 100% of the market value of that stock, which was $338 million at December 31, 2000. During the period of the loan, which is terminable by either party at any time, the cash collateral is to be marked-to-market daily. The trust, for the benefit of Liberty, has the use of 80% of the cash collateral plus any interest earned thereon during the term of the loan, and is required to pay a rebate fee equal to the federal funds rate less 30 basis points to the borrower of the loaned shares. Unutilized cash collateral of $49 million at December 31, 2000 represents restricted cash and is included in other current assets on the consolidated balance sheets. At December 31, 2000, Liberty had utilized $289 million of the cash collateral under the securities lending agreement.

     At December 31, 2000, Liberty had approximately $270 million in unused lines of credit under its bank credit facilities. The bank credit facilities of Liberty generally contain restrictive covenants which require, among other things, the maintenance of certain financial ratios, and include limitations on indebtedness, liens, encumbrances, acquisitions, dispositions, guarantees and dividends. Liberty was in compliance with its debt covenants at December 31, 2000. Additionally, Liberty pays fees ranging from .15% to .375% per annum on the average unborrowed portions of the total amounts available for borrowings under bank credit facilities.

     The U.S. dollar equivalent of the annual maturities of Liberty's debt for each of the next five years are as follows: 2001: $1,094 million; 2002: $28 million; 2003: $132 million; 2004: $270 million and 2005: $347 million.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     Based on quoted market prices, the fair value of Liberty's debt at December 31, 2000 is as follows (amounts in millions):

Senior notes of parent company..............................   $  737
Senior debentures of parent company.........................    1,384
Senior exchangeable debentures of parent company............    1,053
Senior notes of subsidiary..................................      184

     Liberty believes that the carrying amount of the remainder of its debt approximated its fair value at December 31, 2000.

(10) INCOME TAXES

     Subsequent to the AT&T Merger, Liberty is included in the consolidated federal income tax return of AT&T and is a party to a tax sharing agreement with AT&T (the "AT&T Tax Sharing Agreement"). Liberty calculates its respective tax liability on a separate return basis. The income tax provision for Liberty is calculated based on the increase or decrease in the tax liability of the AT&T consolidated group resulting from the inclusion of those items in the consolidated tax return of AT&T which are attributable to Liberty.

     Under the AT&T Tax Sharing Agreement, Liberty receives a cash payment from AT&T in periods when it generates taxable losses and such taxable losses are utilized by AT&T to reduce the consolidated income tax liability. This utilization of taxable losses is accounted for by Liberty as a current federal intercompany income tax benefit. To the extent such losses are not utilized by AT&T, such amounts are available to reduce federal taxable income generated by Liberty in future periods, similar to a net operating loss carryforward, and are accounted for as a deferred federal income tax benefit.

     In periods when Liberty generates federal taxable income, AT&T has agreed to satisfy such tax liability on Liberty's behalf up to a certain amount. The reduction of such computed tax liabilities will be accounted for by Liberty as an addition to additional paid-in-capital. The total amount of future federal tax liabilities of Liberty which AT&T will satisfy under the AT&T Tax Sharing Agreement is approximately $830 million, which represents the tax effect of the net operating loss carryforward reflected in TCI's final federal income tax return, subject to IRS adjustments. Thereafter, Liberty is required to make cash payments to AT&T for federal tax liabilities of Liberty.

     To the extent AT&T utilizes existing net operating losses of Liberty, such amounts will be accounted for by Liberty as a reduction of additional paid-in-capital. Net operating losses of Liberty with a tax effected carrying value of $38 million and $88 million were recorded as a reduction to additional paid-in-capital during the year ended December 31, 2000 and the ten months ended December 31, 1999.

     Liberty will generally make cash payments to AT&T related to states where it generates taxable income and receive cash payments from AT&T in states where it generates taxable losses.

     Prior to the AT&T Merger, Liberty was included in TCI's consolidated tax return and was a party to the TCI tax sharing agreements.

     Liberty's obligation under the 1995 TCI Tax Sharing Agreement of approximately $138 million (subject to adjustment), which is included in "due to related parties," shall be paid at the time, if ever, that Liberty deconsolidates from AT&T. Liberty's receivable under the 1997 TCI Tax Sharing Agreement of approximately $220 million was forgiven in the AT&T Tax Sharing Agreement and recorded as an adjustment to additional paid-in-capital by Liberty in connection with the AT&T Merger.

     In connection with the Split Off Transaction, Liberty will also be deconsolidated from AT&T for federal income tax purposes. As a result, AT&T will be required to pay Liberty an amount equal to the tax effect of the net operating loss carryforward reflected in TCI's final federal income tax return that has been or is reasonably expected to be utilized by AT&T. The payment will be reduced by Liberty's

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES obligation under the 1995 TCI Tax Sharing Agreement. The expected net payment from AT&T is approximately $692 million and will be accounted for as an increase to additional paid-in-capital immediately prior to the proposed Split Off. In addition, certain deferred intercompany gains will be includible into taxable income as a result of the Split Off Transaction and the resulting tax liability of approximately $122 million will be an obligation to Liberty.

     Income tax benefit (expense) consists of:

                                                          NEW LIBERTY                     OLD LIBERTY
                                                  ---------------------------   -------------------------------
                                                      YEAR        TEN MONTHS       TWO MONTHS          YEAR
                                                     ENDED          ENDED            ENDED            ENDED
                                                  DECEMBER 31,   DECEMBER 31,     FEBRUARY 28,     DECEMBER 31,
                                                      2000           1999             1999             1998
                                                  ------------   ------------   ----------------   ------------
                                                                      (AMOUNTS IN MILLIONS)
Current:
  Federal.......................................    $   277         $   75           $   1            $  89
  State and local...............................         10             (3)             --               (4)
                                                    -------         ------           -----            -----
                                                        287             72               1               85
                                                    -------         ------           -----            -----
Deferred:
  Federal.......................................     (1,490)           873            (168)            (437)
  State and local...............................       (331)           152             (44)            (109)
                                                    -------         ------           -----            -----
                                                     (1,821)         1,025            (212)            (546)
                                                    -------         ------           -----            -----
Income tax benefit (expense)....................    $(1,534)        $1,097           $(211)           $(461)
                                                    =======         ======           =====            =====

     Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

                                                          NEW LIBERTY                     OLD LIBERTY
                                                  ---------------------------   -------------------------------
                                                      YEAR        TEN MONTHS       TWO MONTHS          YEAR
                                                     ENDED          ENDED            ENDED            ENDED
                                                  DECEMBER 31,   DECEMBER 31,     FEBRUARY 28,     DECEMBER 31,
                                                      2000           1999             1999             1998
                                                  ------------   ------------   ----------------   ------------
                                                                      (AMOUNTS IN MILLIONS)
Computed expected tax benefit (expense).........    $(1,035)        $1,107           $ (49)           $(374)
Dividends excluded for income tax purposes......         22             11               2               13
Amortization not deductible for income tax
  purposes......................................       (187)          (122)             (4)             (21)
State and local income taxes, net of federal
  income taxes..................................       (204)           102             (29)             (74)
Recognition of difference in income tax basis of
  investments in subsidiaries...................        (69)            --            (130)              --
Change in valuation allowance...................        (50)            --              --               --
Other, net......................................        (11)            (1)             (1)              (5)
                                                    -------         ------           -----            -----
                                                    $(1,534)        $1,097           $(211)           $(461)
                                                    =======         ======           =====            =====

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000         1999
                                                              --------     --------
                                                              (AMOUNTS IN MILLIONS)
Deferred tax assets:
  Net operating and capital loss carryforwards..............  $   295      $    43
  Accrued stock compensation................................      247          749
  Other future deductible amounts...........................       --           61
                                                              -------      -------
  Deferred tax assets.......................................      542          853
     Less valuation allowance...............................      131           50
                                                              -------      -------
  Net deferred tax assets...................................      411          803
                                                              -------      -------
Deferred tax liabilities:
  Investments...............................................   11,255       13,915
  Intangible assets.........................................      221          200
  Other.....................................................       30           44
                                                              -------      -------
  Deferred tax liabilities..................................   11,506       14,159
                                                              -------      -------
Net deferred tax liabilities................................  $11,095      $13,356
                                                              =======      =======

     At December 31, 2000, Liberty had net operating and capital loss carryforwards for income tax purposes aggregating approximately $800 million which, if not utilized to reduce taxable income in future periods, will expire as follows: 2004: $63 million; 2005: $42 million; 2006: $14 million; 2007: $27 million; 2008: $12 million; 2009: $23 million; 2010: $34 million; and beyond 2010: $585 million. These net operating losses are subject to certain rules limiting their usage.

(11) STOCKHOLDER'S EQUITY

  Preferred Stock

     The Preferred Stock is issuable, from time to time, with such designations, preferences and relative participating, option or other special rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such Preferred Stock adopted by the Board.

  Common Stock

     The Class A Stock has one vote per share, and each of the Class B and Class C Stock has ten votes per share.

     As of December 31, 2000, all of the issued and outstanding common stock of Liberty was held by AT&T.

  Stock Issuances of Subsidiaries and Equity Affiliates

     Certain consolidated subsidiaries and equity affiliates of Liberty have issued shares of common stock in connection with acquisitions and the exercise of employee stock options. In connection with the increase

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES in the issuers' equity, net of the dilution of Liberty's ownership interest, that resulted from such stock issuances, Liberty recorded increases to additional paid-in-capital as follows (amounts in millions):

                                                                              TEN MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
Stock issuances by consolidated subsidiaries................      $212           $107
Stock issuances by equity affiliates (net of deferred income
  taxes of $75 million and $1 million, respectively)........       143              1
                                                                  ----           ----
                                                                  $355           $108
                                                                  ====           ====

  Transactions with Officers and Directors

     In December 2000, Liberty entered into an agreement to guaranty the repayment of a revolving line of credit extended by a financial institution to a director of Liberty with an aggregate available amount of up to $19.2 million. In consideration of this guaranty, the director has agreed to pay Liberty an annual fee of $96,000, payable quarterly, for each year of the two year term of the line of credit. To secure the director's repayment of any amount paid by Liberty under the guaranty, the director has granted to Liberty a security interest in all of his stock options and tandem or free-standing SARs with respect to shares of AT&T's Liberty Media Group tracking stock and shares of AT&T's common stock. If the value of these securities fall below two times the amount of the loan Liberty has guaranteed, the director is required to pledge additional collateral to Liberty of sufficient value to maintain the two-times coverage ratio.

     In November 2000, Liberty granted certain officers, a director of Liberty and a board member of a subsidiary an aggregate 4.0725% common stock interest in a subsidiary that owns a direct interest in Liberty Livewire. The common stock interest granted to these individuals had a value of approximately $400,000. The subsidiary also awarded the director of Liberty a deferred bonus in the initial total amount of approximately $3.4 million, which amount will decrease by an amount equal to any increase over the five-year period from the date of the award in the value of certain of the common shares granted to the director. Liberty and the individuals entered into a stockholders' agreement in which the individuals could require Liberty to repurchase, after five years, all or part of their common stock interest in exchange for AT&T Class A Liberty Media Group common stock at its then fair market value. In addition, Liberty has the right to repurchase, in exchange for AT&T Class A Liberty Media Group common stock, the common stock interests held by the individuals at fair market value at any time.

     In October 2000, Liberty restructured its ownership interests in certain assets into a new consolidated subsidiary. Liberty then sold a preferred interest in such subsidiary to the Chairman of the Board of Directors in exchange for approximately 540,000 shares of LSAT Series A common stock, approximately 3.3 million shares of LSAT Series B common stock and cash consideration of approximately $88 million. No gain or loss was recognized due to the related party nature of such transaction.

     In September 2000, certain officers of Liberty purchased a 6% common stock interest in a subsidiary for $1.3 million. Such subsidiary owns an indirect interest in an entity that holds certain of Liberty's investments in satellite and technology related assets. Liberty and the officers entered into a shareholders agreement in which the officers could require Liberty to purchase, after five years, all or part of their common stock interest in exchange for AT&T Class A Liberty Media Group common stock at the then fair market value. In addition, Liberty has the right to purchase, in exchange for AT&T Class A Liberty Media Group common stock, the common stock interests held by the officers at fair market value at any time.

     In August 2000, a subsidiary of Liberty sold shares of such subsidiary's Series A Convertible Participating Preferred Stock (the "Preferred Shares") to a director of Liberty, who is also the Chairman and Chief Executive Officer of such subsidiary, for a $21 million note. The Preferred Shares are

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES convertible into 1.4 million shares of the subsidiary's common stock. The note is secured by the Preferred Shares or the proceeds from the sale of such shares and the director's personal obligations under such loan are limited. The note, which matures on August 1, 2005, may not be prepaid and interest on the note accrues at a rate of 7% per annum.

     In May 2000, an officer of Liberty, certain officers of a subsidiary and another individual purchased an aggregate 20% common stock interest in a subsidiary for $800,000. This subsidiary owns a 10% interest in Jupiter Telecommunications Co., Inc. Liberty and the individuals entered into a shareholders agreement in which the individuals could require Liberty to purchase, after five years, all or part of their common stock interest in exchange for AT&T Class A Liberty Media Group common stock at its then fair market value. In addition, Liberty has the right to purchase, in exchange for AT&T Class A Liberty Media Group common stock, the common stock interests held by the officers at fair market value at any time. Liberty recognized $3 million of compensation expense related to changes in the market value of its contingent liability to reacquire the common stock interests held by these officers during the year ended December 31, 2000.

     In connection with the AT&T Merger, Liberty paid two of its directors and one other individual, all three of whom were directors of TCI, an aggregate of $12 million for services rendered in connection with the AT&T Merger. Such amount is included in operating, selling, general and administrative expenses for the two months ended February 28, 1999 in the accompanying consolidated statements of operations and comprehensive earnings.

     Liberty is party to a call agreement with certain shareholders of AT&T Class B Liberty Media Group common stock, including the Chairman of the Board of Directors, which grants Liberty a right to acquire all of the AT&T Class B Liberty Media Group common stock held by such shareholders in certain circumstances. The price of acquiring such shares is generally limited to the market price of the AT&T Class A Liberty Media Group common stock, plus a 10% premium. Liberty paid an aggregate $140 million to these shareholders for the rights under the call agreement in February 1998.

     The Split Off Transaction will not effect the transactions with officers and directors outlined above with the exception that conditions of the transactions involving the issuance of AT&T Liberty Media Group tracking stock will be replaced with conditions involving the issuance of Series A common stock and the Series B common stock.

  Transactions with AT&T and Other Related Parties

     Certain subsidiaries of Liberty produce and/or distribute programming and other services to cable distribution operators (including AT&T) and others pursuant to long term affiliation agreements. Charges to AT&T are based upon customary rates charged to others. Amounts included in revenue for services provided to AT&T were $243 million, $180 million, $43 million and $162 million for the twelve months ended December 31, 2000, the ten months ending December 31, 1999, the two month period ending February 28, 1999 and the year ended December 31, 1998, respectively.

     AT&T allocates certain corporate general and administrative costs to Liberty pursuant to an intergroup agreement. Management believes such allocation methods are reasonable and materially approximate the amount that Liberty would have incurred on a stand-alone basis. In addition, there are arrangements between subsidiaries of Liberty and AT&T and its other subsidiaries for satellite transponder services, marketing support, programming, and hosting services. These expenses aggregated $37 million, $24 million, $6 million and $43 million during the year ended December 31, 2000, the ten months ended December 31, 1999, the two months ended February 28, 1999 and the year ended December 31, 1998, respectively.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     On April 8, 1999, Liberty redeemed all of its outstanding 4 1/2% convertible subordinated debentures. The debentures were convertible into shares of AT&T Liberty Media Group Class A tracking stock at a conversion price of $11.77, or 84.96 shares per $1,000 principal amount. Certain holders of the debentures had exercised their rights to convert their debentures and 29.2 million shares of AT&T Liberty Media Group tracking stock were issued to such holders. In connection with such issuance of AT&T Liberty Media Group tracking stock, Liberty recorded an increase to additional paid-in-capital of $354 million.

     During September 1998, TCI assigned its obligation under an option contract to Liberty. As a result of such assignment, Liberty recorded a $16 million reduction to the intercompany amount due to TCI and a corresponding increase to additional paid-in-capital.

  Due to Related Parties

     The amounts included in "Due to related parties" represent a non-interest bearing intercompany account with AT&T which includes income tax allocations that are to be settled at some future date. All other amounts included in the intercompany account are to be settled within thirty days following notification.

(12) STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

  Liberty

     Certain officers and employees of Liberty hold options with tandem stock appreciation rights ("SARs") to acquire AT&T common stock and AT&T Class A and/or B Liberty Media Group common stock as well as restricted stock awards of AT&T common stock and AT&T Class A Liberty Media Group common stock. The following descriptions of stock options and/or SARs have been adjusted to reflect the AT&T Merger and any subsequent stock splits.

     The following table presents the number and weighted average exercise price ("WAEP") of certain options in tandem with SARs to purchase AT&T common stock and AT&T Liberty Media Group Class A and Class B tracking stock granted to certain officers and other key employees of the Company.

                                            AT&T              AT&T LIBERTY
                                           COMMON             MEDIA GROUP
                                           STOCK     WAEP    TRACKING STOCK        WAEP
                                           ------   ------   --------------   --------------
                                                (AMOUNTS IN THOUSANDS, EXCEPT FOR WAEP)
Outstanding at January 1, 1998...........  3,628    $10.38       54,380           $ 8.05
  Granted................................    137     22.10       33,362            43.11
  Exercised..............................  (1,549)    8.90       (9,538)            6.63
  Canceled...............................    (27)    12.82          (46)            4.40
                                           ------                ------
Outstanding at December 31, 1998.........  2,189     12.06       78,158            23.19
  Granted................................     --        --        1,244            18.43
  Exercised..............................   (316)    11.65       (7,510)            5.02
  Adjustment for transfer of employees...  (1,140)    8.14       (1,158)            6.70
                                           ------                ------
Outstanding at December 31, 1999.........    733     13.23       70,734             6.97
  Granted................................     --        --        2,341            21.73
  Exercised..............................    (55)    12.53       (7,214)            5.69
  Canceled...............................     --        --         (479)            9.45
  Options issued in mergers..............     --        --       12,134             4.75
                                           ------                ------
Outstanding at December 31, 2000.........    678     13.29       77,516             7.20
                                           ======                ======
Exercisable at December 31, 2000.........    614                 52,856
                                           ======                ======
Vesting period...........................  5 yrs                  5 yrs

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

  Liberty Digital, Inc. ("Liberty Digital")

     Deferred Compensation and Stock Option Plan. On September 8, 1999, the Deferred Compensation and Stock Appreciation Rights Plan was adopted for key executives. This plan is comprised of a deferred compensation component and SARs grants. The deferred compensation component provides participants with the right to receive an aggregate of nine and one half percent of the appreciation in the Liberty Digital Series A common stock market price over $2.46 subject to a maximum amount of $19.125. The SARs provide participants with the appreciation in the market price of the Liberty Digital Series A common stock above the maximum amount payable under the deferred compensation component. Obligations to the executives under both the deferred compensation and SAR elements of this plan are accounted for as variable award plans.

     There are 19,295,193 shares subject to this plan all of which were granted in 1999 at an effective exercise price of $2.46 and a weighted average remaining life of 3 years at year end. The deferred compensation and SARs components vest 20% annually beginning with the first vesting date of December 15, 1999. Fully vested unexercised options total 3,046,188 at year-end. During the year ended December 31, 1999, 3,859,038 options were exercised, 3,251,401 options were cancelled and no options expired during 2000. This plan terminates on December 15, 2003.

  Starz Encore Group

     Starz Encore Group Phantom Stock Appreciation Rights Plan. During 2000, 1999 and 1998 Starz Encore Group granted Phantom Stock Appreciation Rights (PSARS) to certain of its officers under this plan. PSARS granted under the plan generally vest over a five year period. Compensation under the PSARS is computed based upon a formula derived from the appraised fair value of the net assets of Starz Encore Group. All amounts earned under the plan are payable in cash.

  Other

     Certain of our subsidiaries have stock based compensation plans under which employees and non-employees are granted options or similar stock based awards. Awards made under these plans vest and become exercisable over various terms. The awards and compensation recorded, if any, under these plans is not significant to Liberty.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

(13) OTHER COMPREHENSIVE EARNINGS

     Accumulated other comprehensive earnings included in Liberty's consolidated balance sheets and consolidated statements of stockholder's equity reflect the aggregate of foreign currency translation adjustments and unrealized holding gains and losses on securities classified as available-for-sale. The change in the components of accumulated other comprehensive earnings, net of taxes, is summarized as follows:

                                                                               ACCUMULATED
                                                    FOREIGN                       OTHER
                                                   CURRENCY     UNREALIZED    COMPREHENSIVE
                                                  TRANSLATION    GAINS ON    EARNINGS (LOSS),
                                                  ADJUSTMENTS   SECURITIES     NET OF TAXES
                                                  -----------   ----------   ----------------
                                                             (AMOUNTS IN MILLIONS)
Balance at January 1, 1998......................     $   3       $   764         $   767
Other comprehensive earnings....................         2         2,417           2,419
                                                     -----       -------         -------
Balance at December 31, 1998....................         5         3,181           3,186
Other comprehensive earnings (loss).............       (15)          885             870
                                                     -----       -------         -------
Balance at February 28, 1999....................     $ (10)        4,066           4,056
                                                     =====       =======         =======
---------------------------------------------------------------------------------------------
Balance at March 1, 1999........................     $  --       $    --         $    --
Other comprehensive earnings....................        60         6,495           6,555
                                                     -----       -------         -------
Balance at December 31, 1999....................        60         6,495           6,555
                                                     -----       -------         -------
Other comprehensive loss........................      (202)       (6,750)         (6,952)
                                                     -----       -------         -------
Balance at December 31, 2000....................     $(142)      $  (255)        $  (397)
                                                     =====       =======         =======

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     The components of other comprehensive earnings are reflected in Liberty's consolidated statements of operations and comprehensive earnings, net of taxes and reclassification adjustments for gains realized in net earnings (loss). The following table summarizes the tax effects and reclassification adjustments related to each component of other comprehensive earnings.

                                                                              TAX
                                                              BEFORE-TAX   (EXPENSE)   NET-OF-TAX
                                                                AMOUNT      BENEFIT      AMOUNT
                                                              ----------   ---------   ----------
                                                                     (AMOUNTS IN MILLIONS)
Year ended December 31, 2000:
Foreign currency translation adjustments....................   $   (334)    $   132     $  (202)
                                                               --------     -------     -------
Unrealized gains on securities:
  Unrealized holding losses arising during period...........    (10,116)      4,001      (6,115)
  Less reclassification adjustment for gains realized in net
     loss...................................................     (1,050)        415        (635)
                                                               --------     -------     -------
  Net unrealized losses.....................................    (11,166)      4,416      (6,750)
                                                               --------     -------     -------
Other comprehensive loss....................................   $(11,500)    $ 4,548     $(6,952)
                                                               ========     =======     =======
Ten months ended December 31, 1999:
Foreign currency translation adjustments....................   $     99     $   (39)    $    60
                                                               --------     -------     -------
Unrealized gains on securities:
  Unrealized holding gains arising during period............     10,733      (4,245)      6,488
  Less reclassification adjustment for losses realized in
     net loss...............................................         12          (5)          7
                                                               --------     -------     -------
  Net unrealized gains......................................     10,745      (4,250)      6,495
                                                               --------     -------     -------
Other comprehensive earnings................................   $ 10,844     $(4,289)    $ 6,555
                                                               ========     =======     =======
-------------------------------------------------------------------------------------------------
Two months ended February 28, 1999:
Foreign currency translation adjustments....................   $    (25)    $    10     $   (15)
Unrealized gains on securities:
  Unrealized holding gains arising during period............      1,464        (579)        885
                                                               --------     -------     -------
Other comprehensive earnings................................   $  1,439     $  (569)    $   870
                                                               ========     =======     =======
Year ended December 31, 1998:
Foreign currency translation adjustments....................   $      3     $    (1)    $     2
Unrealized gains on securities:
  Unrealized holding gains arising during period............      3,998      (1,581)      2,417
                                                               --------     -------     -------
Other comprehensive earnings................................   $  4,001     $(1,582)    $ 2,419
                                                               ========     =======     =======

(14) COMMITMENTS AND CONTINGENCIES

     Starz Encore Group, a wholly owned subsidiary of Liberty, provides premium programming distributed by cable, direct satellite, TVRO and other distributors throughout the United States. Starz Encore Group is obligated to pay fees for the rights to exhibit certain films that are released by various producers through 2017 (the "Film Licensing Obligations"). Based on customer levels at December 31, 2000, these agreements require minimum payments aggregating approximately $1.3 billion. The aggregate amount of the Film Licensing Obligations under these license agreements is not currently estimable because such amount is dependent upon the number of qualifying films released theatrically by certain motion picture studios as well as the domestic theatrical exhibition receipts upon the release of such qualifying films. Nevertheless, required aggregate payments under the Film Licensing Obligations could prove to be significant.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     Liberty has guaranteed various loans, notes payable, letters of credit and other obligations (the "Guaranteed Obligations") of certain affiliates. At December 31, 2000, the Guaranteed Obligations aggregated approximately $659 million. Currently, Liberty is not certain of the likelihood of being required to perform under such guarantees.

     Liberty leases business offices, has entered into pole rental and transponder lease agreements and uses certain equipment under lease arrangements. Rental expense under such arrangements amounts to $50 million, $30 million, $9 million and $27 million for the year ended December 31, 2000, for the ten months ended December 31, 1999, the two months ended February 28, 1999 and the year ended December 31, 1998, respectively.

     A summary of future minimum lease payments under noncancelable operating leases as of December 31, 2000 follows (amounts in millions):

Years ending December 31:
  2001......................................................  $46
  2002......................................................   41
  2003......................................................   37
  2004......................................................   32
  2005......................................................   23
  Thereafter................................................   61

     It is expected that in the normal course of business, leases that expire generally will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amount shown for 2000.

     Liberty has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible Liberty may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

(15) INFORMATION ABOUT LIBERTY'S OPERATING SEGMENTS

     Liberty is a holding company with a variety of subsidiaries and investments operating in the media, communications and entertainment industries. Each of these businesses is separately managed. Liberty identifies its reportable segments as those consolidated subsidiaries that represent 10% or more of its combined revenue and those equity method affiliates whose share of earnings or losses represent 10% or more of its pre-tax earnings or loss. Subsidiaries and affiliates not meeting this threshold are aggregated together for segment reporting purposes.

     For the year ended December 31, 2000, Liberty had five operating segments:
Starz Encore Group, Liberty Livewire, On Command Corporation ("On Command"), Telewest and Other. Starz Encore Group provides premium programming distributed by cable, direct-to-home satellite and other distribution media throughout the United States and is wholly owned and consolidated by Liberty. Liberty Livewire provides sound, video and ancillary post production and distribution services to the motion picture and television industries in the United States and Europe and is majority owned and consolidated by Liberty. On Command provides in-room on-demand video entertainment and information services to the domestic lodging industry and is majority owned and consolidated by Liberty. Telewest operates and constructs cable television and telephone systems in the UK. Other includes Liberty's non-consolidated investments, corporate and other consolidated businesses not representing separately reportable segments.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the summary of significant accounting policies. Liberty evaluates performance based on the measures of revenue and operating cash flow, appreciation in stock price along with other non-financial measures such as average prime time rating, prime time audience delivery, subscriber growth and penetration, as appropriate. Liberty believes operating cash flow is a widely used financial indicator of companies similar to Liberty and its affiliates, which should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with generally accepted accounting principles. Liberty generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

     Liberty's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies.

     Liberty utilizes the following financial information for purposes of making decisions about allocating resources to a segment and assessing a segment's performance:

                                                                                EQUITY
                                        CONSOLIDATED SUBSIDIARIES               METHOD
                                       ---------------------------             AFFILIATE
                                       STARZ                                   ---------
                                       ENCORE   LIBERTY      ON                             ELIMI-
                                       GROUP    LIVEWIRE   COMMAND    OTHER    TELEWEST    NATIONS     TOTAL
                                       ------   --------   -------   -------   ---------   --------   -------
                                                               (AMOUNTS IN MILLIONS)
Performance measures:
Year ended December 31, 2000
  Revenue............................  $  733    $  295     $200     $   298    $ 1,623    $ (1,623)  $ 1,526
  Operating cash flow................     235        44       49          12        329        (329)      340
Ten months ended December 31, 1999
  Revenue............................     539        --       --         190      1,064      (1,064)      729
  Operating cash flow................     124        --       --           9        288        (288)      133
Balance Sheet Information:
As of December 31, 2000
  Total assets.......................   2,754     1,141      439      49,934     10,707     (10,707)   54,268
  Investments in affiliates..........     155         8        2      20,299        377        (377)   20,464
As of December 31, 1999
  Total assets.......................   2,636        --       --      56,022      7,449      (7,449)   58,658
  Investments in affiliates..........      --        --       --      15,922          5          (5)   15,922
-------------------------------------------------------------------------------------------------------------
Performance Measures:
Two months ended February 28, 1999
  Revenue............................  $  101    $   --     $ --     $   134    $   207    $   (207)  $   235
  Operating cash flow................      41        --       --           6         52         (52)       47
Year ended December 31, 1998
  Revenue............................     541        --       --         818        896        (896)    1,359
  Operating cash flow................      96        --       --         120       (189)        189       216

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     The following table provides a reconciliation of segment operating cash flow to earnings before income taxes:

                                                      NEW LIBERTY                   OLD LIBERTY
                                              ---------------------------   ---------------------------
                                                              TEN MONTHS     TWO MONTHS
                                               YEAR ENDED       ENDED          ENDED        YEAR ENDED
                                              DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,
                                                  2000           1999           1999           1998
                                              ------------   ------------   ------------   ------------
                                                                (AMOUNTS IN MILLIONS)
Segment operating cash flow.................    $   340        $   133          $  47        $   216
Stock compensation..........................        950         (1,785)          (183)          (518)
Depreciation and amortization...............       (854)          (562)           (22)          (129)
Interest expense, including amounts to
  related parties...........................       (246)          (288)           (26)          (113)
Share of losses of affiliates...............     (2,161)          (904)           (66)        (1,002)
Gains on dispositions, net..................      7,340              4             14          2,449
Impairment of investments...................     (2,787)            --             --             --
Other, net..................................        437            284            377            180
                                                -------        -------          -----        -------
Earnings (loss) before income taxes.........    $ 3,019        $(3,118)         $ 141        $ 1,083
                                                =======        =======          =====        =======

(16) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                      1ST       2ND       3RD       4TH
                                                    QUARTER   QUARTER   QUARTER   QUARTER
                                                    -------   -------   -------   -------
                                                            (AMOUNTS IN MILLIONS)
2000:
  Revenue.........................................   $ 235     $ 382    $  436    $   473
                                                     =====     =====    ======    =======
  Operating income (loss).........................   $ (83)    $  67    $  147    $   305
                                                     =====     =====    ======    =======
  Net earnings (loss).............................   $ 939     $ 267    $1,756    $(1,477)
                                                     =====     =====    ======    =======

                                      OLD LIBERTY                 NEW LIBERTY
                                      -----------   ---------------------------------------
                                      TWO MONTHS    ONE MONTH
                                         ENDED        ENDED       2ND       3RD       4TH
                                      FEBRUARY 28   MARCH 31    QUARTER   QUARTER   QUARTER
                                      -----------   ---------   -------   -------   -------
                                                      (AMOUNTS IN MILLIONS)
1999:
  Revenue...........................     $ 235        $ 71       $ 221     $ 214    $   223
                                         =====        ====       =====     =====    =======
  Operating income (loss)...........     $(158)       $  3       $(636)    $ (95)   $(1,486)
                                         =====        ====       =====     =====    =======
  Net loss..........................     $ (70)       $(58)      $(543)    $(216)   $(1,204)
                                         =====        ====       =====     =====    =======

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                              MARCH 31,    DECEMBER 31,
                                                                2001*         2000*
                                                              ---------    ------------
                                                                (AMOUNTS IN MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 2,089       $ 1,295
  Short-term investments....................................       444           500
  Trade and other receivables, net..........................       335           307
  Prepaid expenses and program rights.......................       682           537
  Deferred income tax assets................................        86           242
  Other current assets......................................        84            73
                                                               -------       -------
    Total current assets....................................     3,720         2,954
                                                               -------       -------
Investments in affiliates, accounted for using the equity
  method, and related receivables (note 5)..................    19,222        20,464
Investments in available-for-sale securities and others
  (note 6)..................................................    19,681        19,035
Property and equipment, at cost.............................     1,072           976
  Less accumulated depreciation.............................       161           131
                                                               -------       -------
                                                                   911           845
                                                               -------       -------
Intangible assets:
  Excess cost over acquired net assets......................    11,221        11,146
  Franchise costs...........................................       190           190
                                                               -------       -------
                                                                11,411        11,336
    Less accumulated amortization...........................     1,210         1,048
                                                               -------       -------
                                                                10,201        10,288
                                                               -------       -------
Other assets, at cost, net of accumulated amortization......       667           682
                                                               -------       -------
    Total assets............................................   $54,402       $54,268
                                                               =======       =======
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................   $   412       $   473
  Accrued stock compensation................................       819         1,216
  Program rights payable....................................       227           179
  Current portion of debt...................................     1,416         1,094
                                                               -------       -------
    Total current liabilities...............................     2,874         2,962
                                                               -------       -------
Long-term debt (note 8).....................................     4,621         5,269
Call option obligations (note 8)............................     1,154            --
Deferred income tax liabilities.............................    11,315        11,337
Other liabilities...........................................        62            62
                                                               -------       -------
    Total liabilities.......................................    20,026        19,630
                                                               -------       -------
Minority interests in equity of subsidiaries................       329           348
Stockholder's equity (notes 2 and 9):
  Preferred stock, $.0001 par value. Authorized 100,000
    shares; no shares issued and outstanding................        --            --
  Class A common stock $.0001 par value. Authorized
    1,000,000 shares; issued and outstanding 1,000 shares...        --            --
  Class B common stock $.0001 par value. Authorized
    1,000,000 shares; issued and outstanding 1,000 shares...        --            --
  Class C common stock, $.0001 par value. Authorized
    1,000,000 shares; issued and outstanding 1,000 shares...        --            --
  Additional paid-in capital................................    35,339        35,042
  Accumulated other comprehensive loss, net of taxes........      (579)         (397)
  Accumulated deficit.......................................      (688)         (536)
                                                               -------       -------
                                                                34,072        34,109
  Due to (from) related parties.............................       (25)          181
                                                               -------       -------
    Total stockholder's equity..............................    34,047        34,290
                                                               -------       -------
Commitments and contingencies (note 10)
    Total liabilities and stockholder's equity..............   $54,402       $54,268
                                                               =======       =======

---------------
* as restated, see note 2
          See accompanying notes to consolidated financial statements.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS AND
                         COMPREHENSIVE EARNINGS (LOSS)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                               2001*          2000*
                                                              -------        -------
                                                              (AMOUNTS IN MILLIONS,
                                                                 EXCEPT PER SHARE
                                                                     AMOUNTS)
REVENUE:
  Unaffiliated parties......................................  $   418        $   183
  Related parties (note 9)..................................       86             52
                                                              -------        -------
                                                                  504            235
                                                              -------        -------
OPERATING COSTS AND EXPENSES:
  Operating, selling, general and administrative............      392            167
  Charges from related parties (note 9).....................        7              7
  Stock compensation........................................       63            (23)
  Depreciation and amortization.............................      249            167
                                                              -------        -------
                                                                  711            318
                                                              -------        -------
    Operating loss..........................................     (207)           (83)
OTHER INCOME (EXPENSE):
  Interest expense..........................................     (133)          (439)
  Dividend and interest income..............................       57             79
  Share of losses of affiliates, net (note 5)...............   (1,302)          (382)
  Other-than-temporary decline in fair value of investments
    (note 6)................................................     (304)            --
  Gains on dispositions, net (notes 5 and 6)................      810          2,441
  Unrealized gains on financial instruments, net (notes 3
    and 8)..................................................       44             --
  Other, net................................................        7              5
                                                              -------        -------
                                                                 (821)         1,704
                                                              -------        -------
    Earnings (loss) before income taxes and minority
     interest...............................................   (1,028)         1,621
Income tax benefit (expense)................................      302           (674)
Minority interests in losses (earnings) of subsidiaries.....       29             (8)
                                                              -------        -------
    Earnings (loss) before cumulative effect of accounting
     change.................................................     (697)           939
Cumulative effect of accounting change, net of taxes (notes
  3 and 8)..................................................      545             --
                                                              -------        -------
    Net earnings (loss).....................................     (152)           939
                                                              -------        -------
OTHER COMPREHENSIVE EARNINGS (LOSS), NET OF TAXES:
  Foreign currency translation adjustments..................     (149)           (31)
  Recognition of previously unrealized losses (gains) on
    available-for-sale securities, net......................        4         (1,476)
  Unrealized gains on available-for-sale securities.........       50          3,256
  Cumulative effect of accounting change (notes 3 and 8)....      (87)            --
                                                              -------        -------
  Other comprehensive earnings (loss).......................     (182)         1,749
                                                              -------        -------
Comprehensive earnings (loss)...............................  $  (334)       $ 2,688
                                                              =======        =======
PRO FORMA BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE
  (NOTE 2):
  Earnings (loss) before cumulative effect of accounting
    change..................................................  $  (.27)       $   .36
  Cumulative effect of accounting change, net of taxes......      .21             --
                                                              -------        -------
  Net earnings (loss).......................................  $  (.06)           .36
                                                              =======        =======
  Pro forma number of common shares outstanding.............    2,589        $ 2,589
                                                              =======        =======

---------------
* as restated, see note 2
          See accompanying notes to consolidated financial statements.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                       THREE MONTHS ENDED MARCH 31, 2001
                                  (UNAUDITED)

                                                                                                               ACCUMULATED
                                                                        COMMON STOCK           ADDITIONAL         OTHER
                                                     PREFERRED   ---------------------------    PAID-IN       COMPREHENSIVE
                                                       STOCK     CLASS A   CLASS B   CLASS C    CAPITAL     LOSS, NET OF TAXES
                                                     ---------   -------   -------   -------   ----------   ------------------
                                                                               (AMOUNTS IN MILLIONS)
Balance at January 1, 2001 (as restated, see note
  2)...............................................     $--        --        --        --       $35,042           $(397)
  Net loss.........................................     --         --        --        --            --              --
  Issuances of common stock by subsidiaries........     --         --        --        --             9              --
  Utilization of net operating losses of Liberty by
    AT&T...........................................     --         --        --        --            (2)             --
  Other comprehensive loss.........................     --         --        --        --            --            (182)
  Other transfers (to) from related parties, net...     --         --        --        --           290              --
                                                        --          --        --        --      -------           -----
Balance at March 31, 2001..........................     $--        --        --        --       $35,339           $(579)
                                                        ==          ==        ==        ==      =======           =====

                                                                   DUE TO
                                                                   (FROM)        TOTAL
                                                     ACCUMULATED   RELATED   STOCKHOLDER'S
                                                       DEFICIT     PARTIES      EQUITY
                                                     -----------   -------   -------------
                                                             (AMOUNTS IN MILLIONS)
Balance at January 1, 2001 (as restated, see note
  2)...............................................     $(536)      $ 181       $34,290
  Net loss.........................................      (152)         --          (152)
  Issuances of common stock by subsidiaries........        --          --             9
  Utilization of net operating losses of Liberty by
    AT&T...........................................        --          --            (2)
  Other comprehensive loss.........................        --          --          (182)
  Other transfers (to) from related parties, net...        --        (206)           84
                                                        -----       -----       -------
Balance at March 31, 2001..........................     $(688)      $ (25)      $34,047
                                                        =====       =====       =======

          See accompanying notes to consolidated financial statements.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                               2001*        2000*
                                                              -------      --------
                                                              (AMOUNTS IN MILLIONS
                                                                  (SEE NOTE 4))
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).......................................  $ (152)      $   939
  Adjustments to reconcile net earnings (loss) to net cash
     used by operating activities:
     Cumulative effect of accounting change, net of taxes...    (545)           --
     Depreciation and amortization..........................     249           167
     Stock compensation.....................................      63           (23)
     Payments of stock compensation.........................    (202)         (183)
     Share of losses of affiliates, net.....................   1,302           382
     Deferred income tax expense (benefit)..................    (121)          720
     Intergroup tax allocation..............................    (181)          (46)
     Cash payment from (to) AT&T pursuant to tax sharing
      agreement.............................................     (25)           33
     Minority interests in earnings (losses) of
      subsidiaries..........................................     (29)            8
     Gains on disposition of assets, net....................    (810)       (2,441)
     Other-than-temporary decline in fair value of
      investments...........................................     304            --
     Noncash interest.......................................       6           364
     Unrealized gains on financial instruments..............     (44)           --
     Changes in operating assets and liabilities, net of the
      effect of acquisitions and dispositions:
       Change in receivables................................     (10)           15
       Change in prepaid expenses and program rights........    (145)          (88)
       Change in payables and accruals......................     (21)            7
                                                              ------       -------
       Net cash used by operating activities................    (361)         (146)
                                                              ------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for acquisitions................................    (109)         (342)
  Capital expended for property and equipment...............     (77)          (12)
  Investments in and loans to affiliates and others.........    (310)         (808)
  Purchases of marketable securities........................    (431)         (337)
  Sales and maturities of marketable securities.............     229           511
  Cash proceeds from dispositions...........................      52            --
  Other investing activities, net...........................       3            15
                                                              ------       -------
       Net cash used by investing activities................    (643)         (973)
                                                              ------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings of debt........................................   1,429         1,820
  Increase in call option obligations due to issuance of
     senior exchangeable debentures.........................   1,028           590
  Repayments of debt........................................    (662)         (772)
  Cash transfers from (to) related parties, net.............      29           (32)
  Other financing activities, net...........................     (26)          (24)
                                                              ------       -------
       Net cash provided by financing activities............   1,798         1,582
                                                              ------       -------
          Net increase in cash and cash equivalents.........     794           463
          Cash and cash equivalents at beginning of
           period...........................................   1,295         1,714
                                                              ------       -------
          Cash and cash equivalents at end of period........  $2,089       $ 2,177
                                                              ======       =======

---------------
* as restated, see note 2
          See accompanying notes to consolidated financial statements.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Liberty Media Corporation and its subsidiaries and the accounts of certain other subsidiaries and assets (the "Contributed Assets") of AT&T Corp. ("AT&T"), which are attributed to the Liberty Media Group, as defined below (together, "Liberty" or the "Company"). AT&T currently owns all the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock of Liberty Media Corporation and also owns the Contributed Assets. All significant intercompany accounts and transactions have been eliminated.

     The AT&T Class A Liberty Media Group common stock and the AT&T Class B Liberty Media Group common stock (together, the AT&T Liberty Media Group "tracking stock") are tracking stocks of AT&T designed to reflect the economic performance of the businesses and assets of AT&T attributed to the Liberty Media Group. The subsidiaries and assets of Liberty Media Corporation are attributed to the Liberty Media Group. The Contributed Assets were contributed to Liberty Media Corporation on May 7, 2001, in contemplation of a split off transaction being effected by AT&T with the shareholders of AT&T's Liberty Media Group common stock (the "Split Off Transaction"). See note 2.

     Liberty's domestic subsidiaries generally operate or hold interests in businesses which provide programming services including production, acquisition and distribution, through all available formats and media, of branded entertainment, educational and informational programming and software. In addition, certain of Liberty's subsidiaries hold interests in technology and Internet businesses, as well as interests in businesses engaged in wireless telephony, electronic retailing, direct marketing and advertising sales relating to programming services, infomercials and transaction processing. Liberty also has significant interests in foreign affiliates which operate in cable television, programming and satellite distribution.

     The accompanying interim consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000 and notes thereto included elsewhere in this registration statement.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior period amounts have been reclassified for comparability with the 2001 presentation.

(2) SPLIT OFF TRANSACTION

     AT&T currently owns all the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock of Liberty Media Corporation and also owns the Contributed Assets. Prior to the Split Off Transaction, Liberty will recapitalize to increase the authorized number of shares. The Liberty Class A and Class B Common Stock will be converted to Series A Liberty Media Corporation Common Stock ("Series A common stock") and the Class C Common Stock will be converted to Series B Liberty Media Corporation common stock ("Series B common stock"). In the Split Off Transaction, each share of AT&T Class A and AT&T Class B Liberty Media Group common stock will be exchanged for a like share of Series A common stock and Series B common stock, respectively. Upon completion of the Split Off Transaction, Liberty Media Corporation will no longer be a subsidiary of

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

AT&T and the Liberty Media Group tracking stock will be completely exchanged. Following the completion of the Split Off Transaction there will be 2,376,765,123 shares of Series A common stock and 212,045,288 shares of Series B common stock outstanding, calculated based on the outstanding shares of AT&T Liberty Media Group tracking stock outstanding at February 28, 2001. The Split Off Transaction will be accounted for at historical cost.

     On May 7, 2001, AT&T contributed the Contributed Assets to Liberty Media Corporation. These assets had been attributed to the Liberty Media Group and include (i) preferred stock and common stock interests in a subsidiary of IDT Corporation, a multinational telecommunications services provider and (ii) an approximate 8% indirect common equity interest in Liberty Digital, Inc., a consolidated subsidiary of Liberty Media Corporation. The contributions have been accounted for in a manner similar to a pooling of interests and, accordingly, the financial statements of Liberty Media Corporation for periods prior to the contributions (including the predecessor assets to our investment in the subsidiary of IDT) have been restated to include the financial position and results of operations of the Contributed Assets. There can be no assurance that the split off will be effected. The predecessor assets included a preferred stock interest and common stock warrants in ICG Communications, Inc., a competitive local exchange telephone company and a common equity interest in Teligent, Inc. a full service facilities based communications company.

     The results of operations previously reported by Liberty Media Corporation and the Contributed Assets and the combined amounts presented in the accompanying financial statements are presented below (amounts in millions):

                                                              MARCH 31,      DECEMBER 31,
                                                                2001             2000
                                                            -------------    ------------
                                                                (AMOUNTS IN MILLIONS)
NET ASSETS:
Liberty Media Corporation.................................     $34,032         $34,224
Contributed Assets........................................          15              66
                                                               -------         -------
Combined..................................................     $34,047         $34,290
                                                               =======         =======

                                                            THREE MONTHS         YEAR
                                                                ENDED           ENDED
                                                              MARCH 31,      DECEMBER 31,
                                                                2001             2000
                                                            -------------    ------------
                                                                (AMOUNTS IN MILLIONS)
NET INCOME (LOSS):
Liberty Media Corporation.................................     $   (99)        $ 2,569
Contributed Assets........................................         (53)         (1,084)
                                                               -------         -------
Combined..................................................     $  (152)        $ 1,485
                                                               =======         =======

  Pro Forma Earnings (Loss) Per Common Share

     Pro forma basic earnings or loss per share ("EPS") is measured as the income or loss attributable to common stockholders divided by the pro forma outstanding common shares based on the AT&T Liberty Media Group tracking shares outstanding at February 28, 2001. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Potential common shares that have an anti-dilutive effect are excluded from diluted EPS.

     The basic and diluted pro forma earnings (loss) per common share attributable to the Series A and Series B common stockholders for all periods presented was computed by dividing the net earnings (loss)

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES attributable to the Series A and Series B common stockholders by the pro forma number of common shares outstanding following the Split Off based on the number of AT&T Liberty Media Group tracking shares outstanding at February 28, 2001. Potential common shares were not included in the computation of pro forma shares outstanding because their inclusion would be anti-dilutive. The pro forma earnings (loss) per common share differs from the Liberty Media Group basic and diluted earnings (loss) per share as reported in the AT&T Form 10-Q for the three months ended March 31, 2001 as the pro forma earnings (loss) per common share calculation used the pro forma number of shares outstanding as of February 28, 2001.

(3) ACCOUNTING CHANGE

     Effective January 1, 2001, Liberty adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designed as a hedge, changes in the fair value of the derivative are recognized in earnings. Derivative gains and losses included in other comprehensive earnings are reclassified into earnings at the time the sale of the hedged item or transaction is recognized.

     The adoption of Statement 133 on January 1, 2001, resulted in a cumulative increase in net earnings of $545 million (after tax expense of $356 million) and an increase in other comprehensive loss of $87 million. The increase in net earnings was mostly attributable to separately recording the fair value of the embedded call option obligations associated with the Company's senior exchangeable debentures. The increase in other comprehensive loss relates primarily to changes in the fair value of the Company's warrants and options to purchase certain available-for-sale securities.

     The Company uses various derivative instruments including equity collars, put spread collars, interest rate swaps, and forward foreign exchange contracts to manage fair value risk associated with certain investments, interest rate risk on certain indebtedness, and foreign exchange rate risk. Derivative instruments are generally not used for speculative purposes. The derivative instruments may involve elements of credit and market risk in excess of amounts recognized in the financial statements. The Company monitors its positions and the credit quality of counter-parties, consisting primarily of major financial institutions and does not anticipate nonperformance by any counter-party.

     For derivatives designed either as fair value or cash flow hedges, changes in the time value of the derivatives are excluded from the assessment of hedge effectiveness and are recognized in earnings. Hedge ineffectiveness, determined in accordance with Statement 133, had no impact on earnings for the three months ended March 31, 2001. No fair value hedges or cash flow hedges were derecognized or discontinued during the three months ended March 31, 2001.

     For the three months ended March 31, 2001, unrealized gains on financial instruments included a $333 million gain related to call option obligations, a $258 million net loss for changes in the fair value of derivative instruments related to available-for-sale securities and other derivatives not designated as hedging instruments, and a $31 million net loss for changes in the time value of options for fair value hedges.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

(4) SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               THREE MONTHS
                                                                  ENDED
                                                                MARCH 31,
                                                              --------------
                                                              2001     2000
                                                              ----    ------
                                                               (AMOUNTS IN
                                                                MILLIONS)
CASH PAID FOR ACQUISITIONS:
  Fair value of assets acquired.............................  $117    $2,510
  Net liabilities assumed...................................    (8)     (743)
  Deferred tax liability recorded...........................    --      (362)
  Minority interests in equity of acquired subsidiaries.....    --      (285)
  AT&T Class A Liberty Media Group common stock issued......    --      (778)
                                                              ----    ------
     Cash paid for acquisitions.............................  $109       342
                                                              ====    ======
Cash paid for interest......................................  $156    $   70
                                                              ====    ======

(5) INVESTMENTS IN AFFILIATES ACCOUNTED FOR USING THE EQUITY METHOD

     Liberty has various investments accounted for using the equity method. The following table includes Liberty's carrying amount of the more significant investments in affiliates:

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
                                                                (AMOUNTS IN MILLIONS)
Gemstar-TV Guide International, Inc. ("Gemstar")............   $ 4,958       $ 5,855
Discovery Communications, Inc. ("Discovery")................     3,068         3,133
Telewest Communications plc ("Telewest")....................     2,424         2,712
USA Networks, Inc. ("USAI") and related investments.........     2,809         2,824
QVC Inc. ("QVC")............................................     2,510         2,508
Other.......................................................     3,453       $ 3,432
                                                               -------       -------
                                                               $19,222        20,464
                                                               =======       =======

     The following table reflects Liberty's share of earnings (losses) of affiliates:

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------     -------
                                                              (AMOUNTS IN MILLIONS)
Gemstar.....................................................   $  (897)      $  --
Discovery...................................................       (65)        (63)
Telewest....................................................      (131)        (87)
USAI and related investments................................       (13)         (7)
QVC.........................................................         2          (1)
UnitedGlobalCom, Inc. ("UGC")...............................       (45)        (50)
Teligent, Inc...............................................       (85)        (71)
Other.......................................................       (68)       (103)
                                                               -------       -----
                                                               $(1,302)      $(382)
                                                               =======       =====

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     At March 31, 2001, the aggregate carrying amount of Liberty's investments in its affiliates exceeded Liberty's proportionate share of its affiliates' net assets by $14 billion. Such excess is being amortized over estimated useful lives ranging from 2 to 20 years. Amortization aggregating $349 million and $184 million for the three months ended March 31, 2001 and 2000, respectively, is included in share of losses of affiliates.

     Certain of Liberty's affiliates are general partnerships and, as such, Liberty is liable as a matter of partnership law for all debts (other than non-recourse debts) of that partnership in the event liabilities of that partnership were to exceed its assets.

  Gemstar

     Gemstar is a global technology and media company focused on consumer entertainment. The common stock of Gemstar is publicly traded. At March 31, 2001, Liberty held 87.5 million shares of Gemstar common stock. Gemstar's stock reported a closing price of $28.75 per share on March 31, 2001.

     On July 12, 2000, Gemstar acquired TV Guide, Inc. ("TV Guide"). TV Guide shareholders received .6573 shares of Gemstar common stock in exchange for each share of TV Guide. As a result of this transaction, 133 million shares of TV Guide held by Liberty were exchanged for 87.5 million shares of Gemstar common stock. At March 31, 2001, Liberty owned approximately 21% of Gemstar. Liberty recognized a $4.4 billion gain (before deferred tax expense of $1.7 billion) on such transaction during the third quarter of 2000 based on the difference between the carrying value of Liberty's interest in TV Guide and the fair value of the Gemstar securities received.

     On May 2, 2001, Liberty entered into a transaction ("Exchange Transaction") with The News Corporation Limited ("News Corp.") to exchange 70.7 million shares of Gemstar held by Liberty for 121.5 million News Corp. American Depository Shares ("ADSs") representing preferred limited voting ordinary shares of News Corp. The fair value of the securities received by Liberty is less than the expected carrying value of the Gemstar shares on the date of the Exchange Transaction. As a result of the inherent loss on the Exchange Transaction, Liberty recognized an other-than-temporary decline in value adjustment on all of its Gemstar interests in the first quarter of 2001. Such adjustment ($764 million) is included in share of losses of Gemstar in the consolidated statements of operations. A summary of Gemstar's unaudited financial information is included below:

                                                                  THREE MONTHS
                                                                      ENDED
                                                                 MARCH 31, 2001
                                                                 --------------
                                                              (AMOUNTS IN MILLIONS)
Operations
  Revenue...................................................          $ 352
  Operating expenses........................................           (232)
                                                                      -----
          Operating cash flow (as defined by Liberty).......            120
                                                                      -----
  Depreciation and amortization.............................           (239)
  Interest expense..........................................            (12)
  Other, net................................................              8
                                                                      -----
          Net loss..........................................          $(123)
                                                                      =====

  Telewest

     Telewest currently operates and constructs cable television and telephone systems in the UK. Flextech p.l.c. ("Flextech") develops and sells a variety of television programming in the UK. In April 2000, Telewest acquired Flextech. As a result, each share of Flextech was exchanged for 3.78 new Telewest

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES shares. Prior to the acquisition, Liberty owned an approximate 37% equity interest in Flextech and a 22% equity interest in Telewest. As a result of the acquisition, Liberty owns an approximate 25% equity interest in Telewest. Liberty recognized a $649 million gain (before deferred tax expense of $227 million) on the acquisition during the second quarter of 2000 based on the difference between the carrying value of Liberty's interest in Flextech and the fair value of the Telewest shares received. At March 31, 2001, Liberty indirectly owned 724 million of the issued and outstanding Telewest ordinary shares. Telewest's ordinary shares reported a closing price of $1.69 per share on March 31, 2001.

  USAI

     USAI owns and operates businesses in network and television production, television broadcasting, electronic retailing, ticketing operations, and internet services. At March 31, 2001, Liberty directly and indirectly held 74.4 million shares of USAI's common stock. Liberty also held shares directly in certain subsidiaries of USAI which are exchangeable into 79 million shares of USAI common stock. Liberty's direct ownership of USAI is currently restricted by Federal Communications Commission ("FCC") regulations. The exchange of the shares of subsidiaries can be accomplished only if there is a change to existing regulations or if Liberty obtains permission from the FCC. If the exchange of subsidiary stock into USAI common stock was completed at March 31, 2001, Liberty would own 153.4 million shares or approximately 21% (on a fully-diluted basis) of USAI common stock. USAI's common stock reported a closing price of $23.94 per share on March 31, 2001.

  UGC

     UGC is a global broadband communications provider of video, voice and data services with operations in over 20 countries throughout the world. At March 31, 2001, Liberty owned an approximate 11% economic ownership interest representing an approximate 37% voting interest in UGC. Liberty owns 9.9 million shares of UGC Class B common stock and 1.2 million shares of UGC Class A common stock. The UGC Class B common stock is convertible, on a one-for-one basis, into UGC Class A common stock. UGC's Class A common stock reported a closing price of $13.13 per share on March 31, 2001.

     Summarized unaudited combined financial information for affiliates other than Gemstar is as follows:

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                2001         2000
                                                              ---------    ---------
                                                              (AMOUNTS IN MILLIONS)
Revenue.....................................................   $ 4,099      $ 3,610
Operating expenses..........................................    (3,748)      (3,333)
Depreciation and amortization...............................      (870)        (641)
                                                               -------      -------
  Operating loss............................................      (519)        (364)
Interest expense............................................      (633)        (465)
Other, net..................................................        95           (4)
                                                               -------      -------
     Net loss...............................................   $(1,057)     $  (833)
                                                               =======      =======

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

(6) INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES AND OTHERS

     Investments in available-for-sale securities and others are summarized as follows:

                                                              MARCH 31,   DECEMBER 31,
                                                                2001          2000
                                                              ---------   ------------
                                                               (AMOUNTS IN MILLIONS)
Sprint Corporation ("Sprint PCS")...........................   $ 5,007      $ 5,192
AOL Time Warner Inc. ("AOL Time Warner")....................     7,112        6,325
News Corp...................................................     2,179        2,342
Motorola, Inc. ("Motorola").................................     1,570        1,982
Other available-for-sale securities.........................     3,797        2,989
Other investments, at cost, and related receivables.........       460          705
                                                               -------      -------
                                                                20,125       19,535
     Less short-term investments............................       444          500
                                                               -------      -------
                                                               $19,681      $19,035
                                                               =======      =======

  Sprint PCS

     Liberty and certain of its consolidated subsidiaries collectively are the beneficial owners of approximately 197 million shares of Sprint PCS Group Stock and certain other instruments convertible into such securities (the "Sprint Securities"). The Sprint PCS Group Stock is a tracking stock intended to reflect the performance of Sprint's domestic wireless PCS operations. Liberty accounts for its investment in the Sprint Securities as an available-for-sale security.

     Pursuant to a final judgment (the "Final Judgment") agreed to by Liberty, AT&T and the United States Department of Justice (the "DOJ") on December 31, 1998, Liberty transferred all of its beneficially owned Sprint Securities to a trustee (the "Trustee") prior to the AT&T merger. The Final Judgment, which was entered by the United States District Court for the District of Columbia on August 23, 1999, requires the Trustee, on or before May 23, 2002, to dispose of a portion of the Sprint Securities sufficient to cause Liberty to beneficially own no more than 10% of the outstanding Sprint PCS Group common stock-Series 1 on a fully diluted basis on such date. On or before May 23, 2004, the Trustee must divest the remainder of the Sprint Securities beneficially owned by Liberty.

     The Final Judgment requires that the Trustee vote the Sprint Securities beneficially owned by Liberty in the same proportion as other holders of Sprint's PCS Group Common Stock so long as such securities are held by the trust. The Final Judgment also prohibits the acquisition by Liberty of additional Sprint Securities, with certain exceptions, without the prior written consent of the DOJ.

  AOL Time Warner

     On January 11, 2001, America Online, Inc. completed its merger with Time Warner Inc. ("Time Warner") to form AOL Time Warner. In connection with the merger, each share of Time Warner common stock held by Liberty was converted into 1.5 shares of an identical series of AOL Time Warner stock. Upon completion of this transaction, Liberty holds a total of 171 million shares in AOL Time Warner. Liberty recognized a $253 million gain (before deferred tax expense of $100 million) based upon the difference between the carrying value of Liberty's interest in Time Warner and the fair value of the AOL Time Warner securities received.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

  News Corp.

     Subsequent to the Exchange Transaction, Liberty owns 203 million ADSs or 18% of the outstanding equity of News Corp.

  Motorola

     On January 5, 2000, Motorola completed the acquisition of General Instrument Corporation ("General Instrument") through a merger of General Instrument with a wholly owned subsidiary of Motorola. In connection with the merger, Liberty received 54 million shares and warrants to purchase 37 million shares of Motorola common stock in exchange for its holdings in General Instrument. Liberty recognized a $2.2 billion gain (before deferred tax expense of $883 million) on such transaction during the first quarter of 2000 based on the difference between the carrying value of Liberty's interest in General Instrument and the fair value of the Motorola securities received. During 2000, Liberty exercised a warrant to purchase approximately 9 million shares of Motorola common stock at an exercise price of $8.26 per share.

  Viacom, Inc. ("Viacom")

     On January 23, 2001, BET Holdings II, Inc. ("BET") was acquired by Viacom in exchange for shares of Class B common stock of Viacom pursuant to an Agreement and Plan of Merger among Liberty, BET, Viacom, Robert L. Johnson and the Johnson Children's Insurance Trust and certain of their respective affiliates. As a result of the merger, Liberty received approximately 15.2 million shares of Viacom's Class B common stock (less than 1% of Viacom's common equity) in exchange for its 35% interest in BET, which investment had been accounted for using the equity method. Liberty accounts for its investment in Viacom as an available-for-sale security. Liberty recognized a gain of $570 million (before deferred tax expense of $225 million) in the first quarter of 2001 based upon the difference between the carrying value of Liberty's interest in BET and the value of the Viacom securities received.

  Other-Than-Temporary Decline in Fair Value of Investments

     During the three months ended March 31, 2001, Liberty determined that certain of its other investments experienced other-than-temporary declines in value. As a result, the carrying amounts of such investments were adjusted to their respective fair values at March 31, 2001. These adjustments, which included a $127 million adjustment to Liberty's investment in Antec Corporation, resulted in a total charge of $304 million, before deducting a deferred tax benefit of $120 million.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     Investments in available-for-sale securities are summarized as follows:

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
                                                                (AMOUNTS IN MILLIONS)
EQUITY SECURITIES:
  Cost basis................................................   $18,279       $17,736
  Gross unrealized holding gains............................     1,531         1,868
  Gross unrealized holding losses...........................    (2,043)       (2,517)
                                                               -------       -------
  Fair value................................................   $17,767       $17,087
                                                               =======       =======
DEBT SECURITIES:
  Cost basis................................................   $ 1,734       $ 1,533
  Gross unrealized holding gains............................        80            86
  Gross unrealized holding losses...........................       (64)          (64)
                                                               -------       -------
  Fair value................................................   $ 1,750       $ 1,555
                                                               =======       =======

     Management estimates the fair market value of all of its investments in available-for-sale securities and others aggregated $20.2 billion and $19.7 billion at March 31, 2001 and December 31, 2000, respectively. Management calculates market values using a variety of approaches including multiple of cash flow, per subscriber value, a value of comparable public or private businesses or publicly quoted market prices. No independent appraisals were conducted for those assets.

     The Company enters into equity collars and put spread collars to manage market risk associated with its investments in certain marketable securities. These instruments are recorded at fair value based on option pricing models using the historical volatility of the underlying security. Equity collars generally have high correlation between changes in the fair value of the instrument and changes in the fair value of the underlying security, and therefore, qualify as fair value hedges. Conversely, put spread collars generally do not have high correlation, and therefore, do not qualify as fair value hedges. The following table illustrates the fair value of the Company's equity collars and put spread collars which are included as part of the investment balance:

                                                              MARCH 31,    DECEMBER 31,
TYPE OF DERIVATIVE                                              2001           2000
------------------                                            ---------    ------------
                                                                (AMOUNTS IN MILLIONS)
Equity collars..............................................   $1,713         $1,293
Put spread collars..........................................      148            188

(7) ACQUISITIONS

  Ascent Entertainment Group, Inc. ("Ascent")

     On March 28, 2000, Liberty completed its cash tender offer for the outstanding common stock of Ascent at a price of $15.25 per share. Approximately 85% of the outstanding shares of common stock of Ascent were tendered in the offer and Liberty paid $385 million. On June 28, 2000, Liberty acquired the remaining 15% of Ascent for an additional $67 million. The total purchase price for the acquisition was $452 million. Such transaction was accounted for as a purchase and the $228 million excess of the purchase price over the fair value of the net assets acquired is being amortized over 5 years.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

  Liberty Livewire Corporation ("Liberty Livewire")

     On April 10, 2000, Liberty acquired all of the outstanding common stock of Four Media Company ("Four Media") for total consideration of $462 million comprised of $123 million in cash, $194 million of assumed debt, 6.4 million shares of AT&T Class A Liberty Media Group common stock and a warrant to purchase approximately 700,000 shares of AT&T Class A Liberty Media Group common stock at an exercise price of $23 per share. Four Media provides technical and creative services to owners, producers and distributors of television programming, feature films and other entertainment products both domestically and internationally.

     On June 9, 2000, Liberty acquired a controlling interest in The Todd-AO Corporation ("Todd-AO") in exchange for approximately 5.4 million shares of AT&T Class A Liberty Media Group common stock valued at $106 million. Todd-AO provides sound, video and ancillary post production and distribution services to the motion picture and television industries in the United States and Europe. Immediately following the closing of such transaction, Liberty contributed to Todd-AO 100% of the capital stock of Four Media, and Todd-AO changed its name to Liberty Livewire.

     On July 19, 2000, Liberty purchased all of the assets relating to the post production, content and sound editorial businesses of Soundelux Entertainment Group for $90 million in cash, and contributed such assets to Liberty Livewire. Following this contribution, Liberty's ownership in Liberty Livewire increased to approximately 88% of the equity and approximately 99% of the voting power of Liberty Livewire outstanding immediately following the contribution.

     Each of the foregoing acquisitions was accounted for as a purchase. In connection therewith, Liberty recorded an aggregate increase to additional paid-in-capital of $251 million. The $452 million excess purchase price over the fair value of the net assets acquired is being amortized over 20 years.

  Pro Forma Information

     The following unaudited pro forma revenue and net earnings for the three months ended March 31, 2000 were prepared assuming the 2000 acquisitions discussed above occurred on January 1, 2000. These pro forma amounts are not necessarily indicative of operating results that would have occurred if the acquisitions discussed above had occurred on January 1, 2000.

                                                            (AMOUNTS IN MILLIONS)
                                                            ---------------------
Revenue...................................................          $467
Net earnings..............................................          $885

(8) LONG-TERM DEBT

     Debt is summarized as follows:

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
                                                                (AMOUNTS IN MILLIONS)
PARENT COMPANY DEBT:
  Senior notes..............................................   $  742         $  742
  Senior debentures.........................................    1,486          1,486
  Senior exchangeable debentures............................      854          1,679
  Securities lending agreement..............................      315            338
  Bank credit facilities....................................      675            475
  Other debt................................................      276            242
                                                               ------         ------
                                                               $4,348         $4,962
                                                               ------         ------

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
                                                                (AMOUNTS IN MILLIONS)
DEBT OF SUBSIDIARIES:
  Bank credit facilities....................................   $1,292         $1,129
  Senior notes..............................................      185            179
  Other debt, at varying rates..............................      212             93
                                                               ------         ------
                                                                1,689          1,401
                                                               ------         ------
     Total debt.............................................    6,037          6,363
Less current maturities.....................................    1,416          1,094
                                                               ------         ------
     Total long-term debt...................................   $4,621         $5,269
                                                               ======         ======

  Senior Notes and Debentures

     On July 7, 1999, Liberty issued $750 million of 7 7/8% Senior Notes due 2009 and issued $500 million of 8 1/2% Senior Debentures due 2029 for aggregate cash proceeds of $741 million and $494 million, respectively. Interest on both issuances is payable on January 15 and July 15 of each year.

     On February 2, 2000, Liberty issued $1 billion of 8 1/4% Senior Debentures due 2030 for aggregate cash proceeds of $983 million. Interest on these debentures is payable on February 1 and August 1 of each year.

     The senior notes and debentures are stated net of an aggregate unamortized discount of $22 million at March 31, 2001 and December 31, 2000, which is being amortized to interest expense in the consolidated statements of operations.

  Senior Exchangeable Debentures

     On November 16, 1999, Liberty issued $869 million of 4% Senior Exchangeable Debentures due 2030. Interest is payable on May 15 and November 15 of each year. Each $1,000 debenture is exchangeable at the holder's option for the value of
22.9486 shares of Sprint PCS Group Stock. After the later of December 31, 2001 and the date Liberty's ownership level of Sprint PCS Group Stock falls below a specified level, Liberty may, at its election, pay the exchange value in cash, Sprint PCS Group Stock or a combination thereof. Prior to such time, the exchange value must be paid in cash.

     On February 10, 2000, Liberty issued $750 million of 3 3/4% Senior Exchangeable Debentures due 2030. On March 8, 2000, Liberty issued an additional $60 million of 3 3/4% Senior Exchangeable Debentures. Interest is payable on February 15 and August 15 of each year. Each $1,000 debenture is exchangeable at the holder's option for the value of 16.7764 shares of Sprint PCS Group Stock. After the later of February 15, 2002 and the date Liberty's ownership level of Sprint PCS Group Stock falls below a specified level, Liberty may, at its election, pay the exchange value in cash, Sprint PCS Group Stock or a combination thereof. Prior to such time, the exchange value must be paid in cash.

     On January 11, 2001, Liberty issued $550 million of 3 1/2% Senior Exchangeable Debentures due 2031. On January 17, 2001, Liberty issued an additional $50 million of 3 1/2% Senior Exchangeable Debentures due 2031. Interest is payable on January 15 and July 15 of each year. Each $1,000 debenture is exchangeable at the holder's option for the value of 36.8189 shares of Motorola common stock. Such exchange value is payable, at Liberty's option, in cash, Motorola stock or a combination thereof. On or after January 15, 2006, Liberty, at its option, may redeem the debentures for cash.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     On March 8, 2001, Liberty issued $817.7 million of 3 1/4% Senior Exchangeable Debentures due 2031. Interest is payable on March 15 and September 15 of each year. Each $1,000 debenture is exchangeable at the holder's option for the value of 18.5666 shares of Viacom Class B common stock. After January 23, 2003, such exchange value is payable at Liberty's option in cash, Viacom stock or a combination thereof. Prior to such date, the exchange value must be paid in cash. On or after March 15, 2006, Liberty, at its option, may redeem the debentures for cash.

     Prior to the adoption of Statement 133, the carrying amount of the senior exchangeable debentures was adjusted based on the fair value of the underlying security. Increases or decreases in the value of the underlying security above the principal amount of the senior exchangeable debentures were recorded as an adjustment to interest expense in the consolidated statements of operations and comprehensive earnings. If the value of the underlying security decreased below the principal amount of the senior exchangeable debentures there was no effect on the principal amount of the debentures.

     Upon adoption of Statement 133, the call option feature of the exchangeable debentures is reported separately in the consolidated balance sheet at fair value. Accordingly, at January 1, 2001, Liberty recorded a transition adjustment to reflect the call option obligations at fair value ($459 million) and to recognize in net earnings the difference between the fair value of the call option obligations at issuance and the fair value of the call option obligations at January 1, 2001. Such adjustment to net earnings aggregated $757 million (before tax expense of $299 million) and is included in cumulative effect of accounting change. Changes in the fair value of the call option obligations subsequent to January 1, 2001 are recognized as unrealized gains (losses) on financial instruments in Liberty's consolidated statements of operations. During the three months ended March 31, 2001, Liberty recorded unrealized gains of $333 million related to the call option obligations.

     Under Statement 133, the reported amount of the long-term debt portion of the exchangeable debentures is calculated as the difference between the face amount of the debentures and the fair value of the call option feature on the date of issuance. The fair value of the call option obligations related to the $1,418 million of exchangeable debentures issued during the three months ended March 31, 2001, aggregated $1,028 million on the date of issuance. Accordingly, the long-term debt portion was recorded at $390 million. The long-term debt is accreted to its face amount over the term of the debenture using the effective interest method. The transition adjustment noted above resulted in a decrease in the carrying value of the long-term debt portion of the senior exchangeable debentures of $1,216 million on January 1, 2001.

  Securities Lending Agreement

     On January 7, 2000, a trust, which holds Liberty's investment in Sprint Corporation, entered into agreements to loan 18 million shares of Sprint PCS Group Stock to a third party, as Agent. The obligation to return those shares is secured by cash collateral equal to 100% of the market value of that stock, which was $315 million at March 31, 2001. During the period of the loan, which is terminable by either party at any time, the cash collateral is to be marked-to-market daily. The trust, for the benefit of Liberty, has the use of 80% of the cash collateral plus any interest earned thereon during the term of the loan, and is required to pay a rebate fee equal to the Federal funds rate less 30 basis points to the borrower of the loaned shares. Interest earned on the cash collateral aggregated $23 million as of March 31, 2001, and Liberty had utilized $256 million of the cash collateral and interest income as of such date. Unutilized cash collateral of $59 million at March 31, 2001, which represents restricted cash, is included in other assets in the consolidated balance sheets.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

  Bank Credit Facilities

     At March 31, 2001, Liberty had approximately $199 million in unused lines of credit under its bank credit facilities. The bank credit facilities generally contain restrictive covenants which require the borrowers and certain of their subsidiaries to maintain certain financial ratios, and include limitations on indebtedness, liens, encumbrances, acquisitions, dispositions, guarantees and dividends. Liberty was in compliance with its debt covenants at March 31, 2001. Additionally, Liberty pays fees ranging from .15% to .375% per annum on the average unborrowed portions of the total commitments under the bank credit facilities.

     Based on quoted market prices, the fair value of Liberty's debt at March 31, 2001 is as follows (amounts in millions):

Senior notes of parent company..............................  $  738
Senior debentures of parent company.........................   1,364
Senior exchangeable debentures of parent company............   1,244
Senior notes of subsidiary..................................     192

     Liberty believes that the carrying amount of the remainder of its debt approximated its fair value at March 31, 2001.

(9) STOCKHOLDER'S EQUITY

  Preferred Stock

     The Preferred Stock is issuable, from time to time, with such designations, preferences and relative participating, option or other special rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such Preferred Stock adopted by the Board. As of March 31, 2001, no shares of preferred stock were issued.

  Common Stock

     The Class A Stock has one vote per share, and each of the Class B and Class C Stock has ten votes per share.

     As of March 31, 2001, all of the issued and outstanding common stock of Liberty was held by AT&T.

  Stock Issuances of Subsidiaries

     During the three months ended March 31, 2001, consolidated subsidiaries of Liberty issued shares of common stock in connection with certain acquisitions and the exercise of certain employee stock options. In connection with the increase in the issuers' equity, net of the dilution of Liberty's ownership interest, that resulted from such stock issuances, Liberty recorded an $9 million increase to additional paid-in-capital.

  Transactions with Officers and Directors

     Effective February 28, 2001 (the "Effective Date"), the Company restructured the options and options with tandem SARs to purchase AT&T common stock and AT&T Liberty Media Group tracking stock (collectively the "Restructured Options") held by certain executive officers of the Company. Pursuant to such restructuring, all Restructured Options became exercisable on the Effective Date, and each executive officer was given the choice to exercise all of his Restructured Options. Each executive officer who opted to exercise his Restructured Options received consideration equal to the excess of the closing price of the subject securities on the Effective Date over the exercise price. The exercising officers

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES received (i) a combination of cash and AT&T Liberty Media Group tracking stock for Restructured Options that were vested prior to the Effective Date and (ii) cash for Restructured Options that were previously unvested. The executive officers used the cash proceeds from the previously unvested options to purchase restricted shares of AT&T Liberty Media Group tracking stock. Such restricted shares are subject to forfeiture upon termination of employment. The forfeiture obligation will lapse according to a schedule that corresponds to the vesting schedule applicable to the previously unvested options.

     In addition, each executive officer was granted free-standing SARs equal to the total number of Restructured Options exercised. The free-standing SARs will be tied to the value of Liberty Media Group tracking stock and will vest as to 25% on the second anniversary of the Effective Date and as to 25% on each anniversary thereafter until fully vested. In connection with the Split Off Transaction the free-standing SARs will automatically convert to fixed options to purchase Series A and Series B common stock. Prior to the Effective Date, the Restructured Options were accounted for using variable plan accounting pursuant to APB Opinion No. 25. Accordingly, the above-described transaction did not have a significant impact on Liberty's results of operations.

     During the first quarter of 2000, an executive officer of Liberty Digital, Inc. ("LDIG"), a subsidiary of Liberty, exercised certain of his stock options with tandem stock appreciation rights that had been granted by LDIG. In order to satisfy LDIG's obligations under the stock option agreement, LDIG and Liberty offered, and the executive agreed, to issue a combination of cash and AT&T Liberty Media Group tracking stock in lieu of a cash payment. Accordingly, Liberty paid cash of $50 million and issued 5.8 million shares to the executive officer in the first quarter of 2001. The fair value of the shares issued is included in additional-paid-in capital in the consolidated financial statements. The Split Off Transaction will not affect the above transaction with the exception that the shares held by such executive will be exchanged for like shares of Series A common stock.

  Transactions with AT&T

     Certain subsidiaries of Liberty produce and/or distribute programming and other services to cable distribution operators (including AT&T) and others. Charges to AT&T are based upon customary rates charged to others. Amounts included in revenue for services provided to AT&T were $86 million and $52 million for the three months ended March 31, 2001 and 2000, respectively.

     AT&T allocates certain corporate general and administrative costs to Liberty pursuant to an intergroup agreement. Management believes such allocation methods are reasonable. In addition, there are arrangements between subsidiaries of Liberty and AT&T and its other subsidiaries for satellite transponder services, marketing support, programming, and hosting services. These expenses aggregated $7 million during each of the three-month periods ended March 31, 2001 and 2000.

  Due to (from) Related Parties

     The amounts included in "Due to (from) related parties" represent a non-interest bearing intercompany account with AT&T which includes income tax allocations that are to be settled at some future date. All other amounts included in the intercompany account are generally repaid within thirty days.

(10) COMMITMENTS AND CONTINGENCIES

     Starz Encore Group LLC ("Starz Encore Group"), a wholly owned subsidiary of Liberty, provides premium programming distributed by cable, direct-to-home satellite and other distribution media throughout the United States. Starz Encore Group is obligated to pay fees for the rights to exhibit certain films that are released by various producers through 2017 (the "Film Licensing Obligations"). Based on

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES customer levels at March 31, 2001, these agreements require minimum payments aggregating approximately $1.2 billion. The aggregate amount of the Film Licensing Obligations under these license agreements is not currently estimable because such amount is dependent upon the number of qualifying films released theatrically by certain motion picture studios as well as the domestic theatrical exhibition receipts upon the release of such qualifying films. Nevertheless, required aggregate payments under the Film Licensing Obligations could prove to be significant.

     Liberty has guaranteed various loans, notes payable, letters of credit and other obligations (the "Guaranteed Obligations") of certain affiliates. At March 31, 2001, the Guaranteed Obligations aggregated approximately $461 million. Currently, Liberty is not certain of the likelihood of being required to perform under such guarantees.

     Liberty leases business offices, has entered into pole rental and transponder lease agreements and uses certain equipment under lease arrangements.

     Liberty has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible Liberty may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

(11) INFORMATION ABOUT LIBERTY'S OPERATING SEGMENTS

     Liberty is a holding company with a variety of subsidiaries and investments operating in the media, communications and entertainment industries. Each of these businesses is separately managed. Liberty identifies its reportable segments as those consolidated subsidiaries that represent 10% or more of its consolidated revenue and those equity method affiliates whose share of earnings or losses represent 10% or more of Liberty's pre-tax earnings or loss. Subsidiaries and affiliates not meeting this threshold are aggregated together for segment reporting purposes. The segment presentation for prior periods has been conformed to match the current period segment presentation.

     For the three months ended March 31, 2001, Liberty had five operating segments: Starz Encore Group, Liberty Livewire, On Command Corporation ("On Command"), Telewest and Other. Starz Encore Group provides premium programming distributed by cable, direct-to-home satellite and other distribution media throughout the United States and is wholly-owned and consolidated by Liberty. Liberty Livewire provides sound, video and ancillary post production and distribution services to the motion picture and television industries in the United States and Europe and is majority-owned and consolidated by Liberty. On Command provides in-room on-demand video entertainment and information services to the domestic lodging industry and is majority-owned and consolidated by Liberty. Telewest operates and constructs cable television and telephone systems in the UK. Other includes Liberty's non-consolidated investments, corporate and other consolidated businesses not representing separately reportable segments.

     The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in Liberty's summary of significant accounting policies. Liberty evaluates performance based on the measures of revenue and operating cash flow (as defined by Liberty), appreciation in stock price along with other non-financial measures such as average prime time rating, prime time audience delivery, subscriber growth and penetration, as appropriate. Liberty believes operating cash flow is a widely used financial indicator of companies similar to Liberty and its affiliates, which should be considered in addition to, but not as a substitute for, operating income, net income, cash provided by operating activities and other measures of financial performance prepared in accordance with generally accepted accounting principles. Liberty generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

                   LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

     Liberty's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies.

     Liberty utilizes the following financial information for purposes of making decisions about allocating resources to a segment and assessing a segment's performance:

                                      STARZ
                                      ENCORE   LIBERTY      ON
                                      GROUP    LIVEWIRE   COMMAND    OTHER    TELEWEST(1)   ELIMINATIONS    TOTAL
                                      ------   --------   -------   -------   -----------   ------------   -------
                                                                 (AMOUNTS IN MILLIONS)
PERFORMANCE MEASURES:
Three months ended March 31, 2001
  Segment revenue...................  $  209    $  155     $ 62     $    78     $   440       $   (440)    $   504
  Segment operating cash flow
    (deficit).......................      77        31       11         (14)         86            (86)        105
Three months ended March 31, 2000
  Segment revenue...................     176        --       --          59         377           (377)        235
  Segment operating cash flow
    (deficit).......................      63        --       --          (2)         87            (87)         61
BALANCE SHEET INFORMATION:
As of March 31, 2001
  Segment assets....................   2,829     1,245      446      49,882      10,504        (10,504)     54,402
  Investments in affiliates.........     147        --       --      19,075       1,105         (1,105)     19,222

---------------
(1) Represents an equity method affiliate.

     The following table provides a reconciliation of segment operating cash flow to earnings before income taxes and minority interest:

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              --------      -------
                                                              (AMOUNTS IN MILLIONS)
Segment operating cash flow.................................  $   105       $   61
Stock compensation..........................................      (63)          23
Depreciation and amortization...............................     (249)        (167)
Interest expense............................................     (133)        (439)
Segment equity in losses of affiliates......................   (1,302)        (382)
Gains on dispositions, net..................................      810        2,441
Other, net..................................................     (196)          84
                                                              -------       ------
Earnings (loss) before income taxes and minority interest...  $(1,028)      $1,621
                                                              =======       ======

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Teligent, Inc.

     We have audited the accompanying consolidated balance sheets of Teligent, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teligent, Inc. at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     The accompanying financial statements have been prepared assuming that Teligent, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a substantial need for working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                               /s/ Ernst & Young LLP

McLean, Virginia
February 23, 2001

                                 TELIGENT, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              -----------   ----------
                                                               (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
                                        ASSETS

Current assets:
  Cash and cash equivalents.................................  $   260,555   $  440,293
  Short-term investments....................................       96,635      116,610
  Accounts receivable, net..................................       37,267       12,673
  Prepaid expenses and other current assets.................       28,394       17,914
  Restricted cash and other investments.....................        5,374       38,224
                                                              -----------   ----------
          Total current assets..............................      428,225      625,714
Property and equipment, net.................................      560,534      402,989
Intangible assets, net......................................      187,976       96,418
Investments in and advances to international ventures and
  other assets..............................................       32,741        6,722
                                                              -----------   ----------
          Total assets......................................  $ 1,209,476   $1,131,843
                                                              ===========   ==========

                        LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable..........................................  $   107,410   $  239,139
  Accrued expenses and other................................       71,065       43,869
                                                              -----------   ----------
          Total current liabilities.........................      178,475      283,008
Long-term debt..............................................    1,435,070      808,799
Other noncurrent liabilities................................       35,858        3,165
Series A cumulative convertible redeemable preferred
  stock.....................................................      520,658      478,788
Commitments and contingencies
Stockholders' deficit:
  Common stock..............................................          637          547
  Additional paid-in capital................................      808,835      519,607
  Accumulated deficit.......................................   (1,770,057)    (962,071)
                                                              -----------   ----------
          Total stockholders' deficit.......................     (960,585)    (441,917)
                                                              -----------   ----------
          Total liabilities and stockholders' deficit.......  $ 1,209,476   $1,131,843
                                                              ===========   ==========

                See notes to consolidated financial statements.

                                 TELIGENT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEARS ENDED DECEMBER 31,
                                                            ------------------------------------------
                                                                2000           1999           1998
                                                            ------------   ------------   ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Communication services..................................   $ 152,072      $  31,304      $     960
Costs and expenses:
  Cost of services........................................     325,119        207,538         79,342
  Sales, general and administrative.......................     262,806        205,589        123,958
  Restructuring and asset impairment......................      34,585             --             --
  Stock-based and other noncash compensation..............      28,377         31,451         32,164
  Depreciation and amortization...........................     133,544         45,742         14,193
                                                             ---------      ---------      ---------
          Total costs and expenses........................     784,431        490,320        249,657
                                                             ---------      ---------      ---------
  Loss from operations....................................    (632,359)      (459,016)      (248,697)
Interest income...........................................      25,052         18,933         34,510
Interest expense..........................................    (133,286)       (88,347)       (66,880)
Equity in losses of international ventures................      (6,605)            --             --
Other expense.............................................     (60,788)          (483)          (404)
                                                             ---------      ---------      ---------
  Net loss................................................    (807,986)      (528,913)      (281,471)
Accrued preferred stock dividends and amortization of
  issuance costs..........................................     (41,870)        (2,906)            --
                                                             ---------      ---------      ---------
Net loss applicable to common stockholders................   $(849,856)     $(531,819)     $(281,471)
                                                             =========      =========      =========
Basic and diluted net loss per common share...............   $  (14.19)     $   (9.95)     $   (5.35)
                                                             =========      =========      =========
Weighted average common shares outstanding................      59,897         53,423         52,597
                                                             =========      =========      =========

                See notes to consolidated financial statements.

                                 TELIGENT, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                                                            ADDITIONAL
                                                   COMMON    PAID-IN     ACCUMULATED
                                                   STOCK     CAPITAL       DEFICIT       TOTAL
                                                   ------   ----------   -----------   ---------
                                                                  (IN THOUSANDS)
Balance at January 1, 1998.......................   $526     $436,307    $  (151,687)  $ 285,146
  Stock-based compensation.......................     --       27,006             --      27,006
  Exercise of stock options......................     --          372             --         372
  Net loss.......................................     --           --       (281,471)   (281,471)
                                                    ----     --------    -----------   ---------
Balance at December 31, 1998.....................    526      463,685       (433,158)     31,053
                                                    ----     --------    -----------   ---------
  Stock-based compensation.......................     --       26,094             --      26,094
  Exercise of stock options......................     18       17,042             --      17,060
  Issuance of common stock for acquisitions......      3       15,692             --      15,695
  Accrued preferred stock dividends and
     amortization of issuance costs..............     --       (2,906)            --      (2,906)
  Net loss.......................................     --           --       (528,913)   (528,913)
                                                    ----     --------    -----------   ---------
Balance at December 31, 1999.....................    547      519,607       (962,071)   (441,917)
                                                    ----     --------    -----------   ---------
  Issuance of common stock.......................     40      188,332             --     188,372
  Issuance of common stock in ICG transaction....     10       61,973             --      61,983
  Issuance of common stock for acquisitions......     28       47,197             --      47,225
  Accrued preferred stock dividends and
     amortization of issuance costs..............     --      (41,870)            --     (41,870)
  Stock-based compensation.......................     --       21,929             --      21,929
  Exercise of stock options......................      9        7,813             --       7,822
  Other..........................................      3        3,854             --       3,857
  Net loss.......................................     --           --       (807,986)   (807,986)
                                                    ----     --------    -----------   ---------
Balance at December 31, 2000.....................   $637     $808,835    $(1,770,057)  $(960,585)
                                                    ====     ========    ===========   =========

                See notes to consolidated financial statements.

                                 TELIGENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              2000        1999        1998
                                                            ---------   ---------   ---------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
  Net loss................................................  $(807,986)  $(528,913)  $(281,471)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization........................    133,544      45,742      14,193
     Loss on write-down of available-for-sale
       securities.........................................     61,609          --          --
     Accretion of senior discount notes and other
       amortization.......................................     40,589      36,707      27,880
     Stock-based and other noncash compensation...........     28,377      31,451      32,164
     Equity in losses of international ventures...........      6,605          --          --
     Asset impairment.....................................     20,085          --          --
     Changes in current assets and current liabilities,
       net of acquisitions:
       Accounts receivable................................    (19,568)     (8,921)     (1,172)
       Prepaid expenses and other current assets..........    (13,322)    (12,569)     (1,355)
       Accounts payable...................................   (127,529)    101,336     118,581
       Accrued liabilities................................      8,480      21,788      14,552
                                                            ---------   ---------   ---------
          Net cash used in operating activities...........   (669,116)   (313,379)    (76,628)
                                                            ---------   ---------   ---------
Cash flows from investing activities:
  Purchase of property and equipment......................   (284,778)   (261,427)   (183,098)
  Maturity of short-term investments......................    139,675      25,378          --
  Purchases of short-term investments.....................   (119,700)   (141,988)         --
  Investment in and advances to international ventures....    (37,822)         --          --
  Restricted cash and other investments...................     33,924      26,249      29,477
  Cash paid for acquisitions, net of cash acquired........    (27,684)     (2,986)         --
                                                            ---------   ---------   ---------
          Net cash used in investing activities...........   (296,385)   (354,774)   (153,621)
                                                            ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from long-term debt............................    589,569     200,000     250,703
  Proceeds from issuance of common stock, net.............    188,372          --          --
  Proceeds from exercise of stock options.................      7,822      17,060         372
  Proceeds from issuance of preferred stock, net..........         --     475,882          --
  Debt financing costs....................................         --        (743)    (29,480)
                                                            ---------   ---------   ---------
          Net cash provided by financing activities.......    785,763     692,199     221,595
                                                            ---------   ---------   ---------
Net (decrease) increase in cash and equivalents...........   (179,738)     24,046      (8,654)
Cash and cash equivalents, beginning of period............    440,293     416,247     424,901
                                                            ---------   ---------   ---------
Cash and cash equivalents, end of period..................  $ 260,555   $ 440,293   $ 416,247
                                                            =========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest..................................  $  79,500   $  43,191   $  39,279
                                                            =========   =========   =========
  Accrued preferred stock dividends to be paid in kind....  $  41,870   $   2,906   $      --
                                                            =========   =========   =========

                See notes to consolidated financial statements.

                                 TELIGENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND LIQUIDITY

     Teligent, Inc. ("Teligent" or the "Company") is a full-service communications company that offers business customers local and long-distance telephony; high-speed data and Internet access services over the Company's digital SmartWave(TM) local networks. The Company's SmartWave(TM) local networks integrate advanced fixed wireless technologies with traditional broadband wireline technology.

     The Company has had operating losses and negative cash flow since its inception. Development of the Company's telecommunications networks and other elements of its business are costly, and these costs have resulted in negative cash flow. The Company will require significant capital to, among other things, finance the further development and expansion of its business and deployment of its services, including purchasing and installing telecommunications equipment and operating its network, among other activities. With the Company's existing cash, cash equivalents and short-term investments, the Company does not have sufficient funds to operate its business through 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon receiving additional funding to operate its business. The Company cannot guarantee that it will be able to obtain additional funding on acceptable terms.

     In order to conserve cash reserves, the Company has targeted reductions in selling, general and administrative expenses, network expenses and other operating costs. In addition, the Company has implemented a focused control over capital expenditures, which should enable it to selectively deploy assets only in market areas with the greatest return potential.

2. SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions. International ventures are accounted for by the equity method.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with maturity dates of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents consist of money market fund investments and short-term commercial paper. Restricted cash and other investments relates primarily to cash and securities which had been held exclusively to fund interest payments and to secure letters of credit obtained by the Company.

  Short-Term Investments

     The Company classifies all of its short-term investments as available-for-sale securities and such investments are reported at fair value, which approximates cost at December 31, 2000. The Company determines the fair value of its short-term investments based on quoted market prices. Realized gains or losses are included in earnings and are determined using the specific identification method.

     At December 31, 2000, the Company's investments are primarily comprised of corporate bonds, medium and short-term notes and Euro dollar bonds. Gains and losses for available-for-sale securities have been recognized in interest income for the years ended December 31, 2000 and 1999. At December 31, 2000, $91.6 million of the Company's short-term investments are due within one year. The remaining $5.0 million is due within two years.

                                 TELIGENT, INC.

  Accounts Receivable

     Accounts receivable are reflected net of an allowance for doubtful accounts of $7.8 million and $0.9 million at December 31, 2000 and 1999, respectively.

  Property and Equipment

     Property and equipment is stated at cost. Costs incurred to prepare an asset for service, including installation costs; labor and related supplies are capitalized and depreciated over the useful life of the asset. Depreciation is computed on the straight-line method over the estimated useful lives of the assets: 3-10 years for telecommunications equipment, computer systems, and furniture, and the lesser of the life of the asset or the lease term for leasehold improvements. Undeployed assets are not depreciated until placed in service. Repairs and maintenance are charged to expense when incurred. Construction of these assets takes generally less than 90 days, therefore, no interest costs were capitalized during the years ended December 31, 2000, 1999 or 1998.

  Intangible Assets

     Intangible assets are comprised primarily of fixed wireless licenses, debt financing costs and acquired intangibles. Fixed wireless licenses represent the direct costs of obtaining such licenses. Debt financing costs represent fees and other costs incurred in connection with the Credit Facility (see Note 8), and the issuance of long-term debt. Debt financing costs are amortized to interest expense over the term of the related debt. Acquired intangibles represent the excess cost of acquisitions over the fair value of assets or shares of stock acquired. Fixed wireless licenses, debt financing costs and acquired intangibles are amortized over useful lives of 15 years, 8-10 years and 5-15 years, respectively. During 2000, the Company recorded a write-down of intangible assets. See Note 6. No impairment expense was recognized during the years ended December 31, 1999 or 1998.

  Long-Lived Assets

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," management periodically reviews, if impairment indicators exist, the carrying value and lives of long-lived assets. During 2000, the Company recorded a write-down of certain long-lived assets that were determined to be impaired in accordance with SFAS No. 121. See Note 3. No impairment expense was recognized during the years ended December 31, 1999 or 1998.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis reported in the financial statements.

  Revenue Recognition

     Revenue from providing communications services is recognized when services are rendered based on usage of the Company's network and from the sale of certain telecommunications equipment.

  Advertising Costs

     Costs related to advertising are expensed when the advertising occurs. Advertising expense was $20.3 million, $19.7 million and $16.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

                                 TELIGENT, INC.

  Net Loss Per Share

     The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires the Company to present basic and fully diluted earnings per share. Common stock equivalents have been excluded from the calculation because their effect would be anti-dilutive.

  Stock-Based Compensation

     The Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and has provided pro forma disclosures of net loss and net loss per share in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

  Business Segments

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations comprise only one segment.

  Concentration of Credit Risk and Major Vendor

     Financial instruments that may subject the Company to concentration of credit risk consist primarily of trade receivables. The Company's trade receivables are geographically dispersed and include customers in many different industries. The Company believes that its risk of loss is limited due to the diversity of its customers and geographic sales areas.

     The Company used one vendor as a primary supplier of network equipment for use in the construction of its digital SmartWave(TM) local networks until September 2000. As of December 31, 2000 and 1999, amounts due to this vendor for trade payables totaled $4.7 million and $167.8 million, respectively. Capital expenditures from this vendor represented 12%, 40% and 47% of the Company's total capital expenditures for the years ended December 31, 2000, 1999 and 1998, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts in the prior periods' financial statements have been reclassified to conform to the current year's presentation.

                                 TELIGENT, INC.

3. RESTRUCTURING AND ASSET IMPAIRMENT

     On November 8, 2000, the Company announced a plan to restructure its operations in order to focus future business growth on the Company's fixed wireless networks. This restructuring included a workforce reduction associated with its efforts to realign its sales, operations and real estate organizations. As a result of this work force reduction and organizational realignment, the Company recorded a $14.5 million restructuring charge in the quarter ending December 31, 2000. The charge consisted of personnel-related costs, primarily related to severance totaling $6.8 million and office closure and other costs of $7.7 million. As of December 31, 2000, the balance of the restructuring reserve was $10.9 million.

     The Company recorded a $20.1 million asset impairment charge during the quarter ended December 31, 2000. The charge consisted principally of the carrying value of assets abandoned in nine markets where the Company has decided to focus on a wholesale business strategy.

4. COMPREHENSIVE LOSS

     Comprehensive loss includes net loss and foreign currency translation adjustments. The components of other comprehensive loss are as follows: (amounts in thousands):

                                                        YEARS ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      2000        1999        1998
                                                    ---------   ---------   ---------
Loss applicable to common shareholders............  $(849,856)  $(531,819)  $(281,471)
Other comprehensive loss:
  Foreign currency translation adjustments........       (788)         --          --
                                                    ---------   ---------   ---------
Comprehensive loss applicable to common
  shareholders....................................  $(850,644)  $(531,819)  $(281,471)
                                                    =========   =========   =========

5. PROPERTY AND EQUIPMENT

     The amounts included in property and equipment are as follows as of December 31 (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
Telecommunications equipment................................  $ 476,486   $279,749
Computer systems............................................    123,112     79,390
Furniture and leasehold improvements........................     25,912     18,510
Undeployed equipment and construction in progress...........    109,628     81,744
                                                              ---------   --------
                                                                735,138    459,393
Accumulated depreciation....................................   (174,604)   (56,404)
                                                              ---------   --------
                                                              $ 560,534   $402,989
                                                              =========   ========

     Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $118.2 million, $40.1 million and $10.7 million, respectively. Depreciation expense for the year ended December 31, 2000 included $26.6 million related to the write-down of certain undeployed assets, when it was determined that such undeployed assets would not be deployed.

                                 TELIGENT, INC.

6. INTANGIBLE ASSETS

     Intangible assets as of December 31 are as follows (in thousands):

                                                                2000       1999
                                                              --------   --------
Acquired intangibles........................................  $127,016   $ 20,947
Fixed wireless licenses.....................................    52,704     51,813
Debt financing costs and other intangibles..................    39,577     39,638
                                                              --------   --------
                                                               219,297    112,398
Accumulated amortization....................................   (31,321)   (15,980)
                                                              --------   --------
                                                              $187,976   $ 96,418
                                                              ========   ========

     Amortization expense for the year ended December 31, 2000 included a $4.2 million write-down resulting from the Company's decision to cease operations of a wholly-owned subsidiary. The write-down represents the gross assets of the acquired company, the largest component of which is intangibles.

7. ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Accrued compensation........................................  $20,956   $30,570
Accrued telecommunications taxes............................   17,539     9,167
Restructuring reserve.......................................   10,870        --
Accrued interest............................................   10,801     2,886
Other accrued liabilities...................................   10,899     1,246
                                                              -------   -------
                                                              $71,065   $43,869
                                                              =======   =======

8. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                 2000        1999
                                                              ----------   --------
11.5% Senior Notes due 2007.................................  $  300,000   $300,000
11.5% Senior Discount Notes due 2008........................     345,331    308,799
Credit Facility.............................................     789,739    200,000
                                                              ----------   --------
                                                              $1,435,070   $808,799
                                                              ==========   ========

  Senior Notes Offering

     In November 1997, the Company issued $300 million of 11 1/2% Senior Notes due 2007 (the "Senior Notes"). The Company used $93.9 million of the net proceeds of this offering to purchase a portfolio of Treasury securities which were classified as restricted cash and investments on the balance sheet, and were pledged as collateral for the payment of interest on the Senior Notes through December 1, 2000. Interest on the Senior Notes accrues at a rate of 11 1/2% per annum and is payable semi-annually in June and December.

                                 TELIGENT, INC.

     On or after December 1, 2002, the Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at prices ranging from 100.00% to 105.75% (expressed in percentages of the principal amount thereof).

     Upon the occurrence of a change in control, as defined in the Senior Notes agreement, each holder of the Senior Notes will have the right to require the Company to repurchase all or any part of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount.

  Senior Discount Notes Offering

     On February 20, 1998, the Company completed an offering (the "Discount Notes Offering") of $440 million 11 1/2% Senior Discount Notes due 2008 (the "Senior Discount Notes"). The Company received $243.1 million in net proceeds from the Discount Notes Offering, after deductions for offering expenses of $7.6 million. Under a 1998 exchange offer, all outstanding Senior Discount Notes were exchanged for 11 1/2% Series B Discount Notes due 2008 (the "New Discount Notes") which have been registered under the Securities Act of 1933, as amended. The New Discount Notes are identical in all material respects to the Senior Discount Notes.

     On or after March 1, 2003, the New Discount Notes will be redeemable at the option of the Company on terms similar to those of the Senior Notes. In addition, the New Discount Notes contain change in control repurchase commitments similar to the Senior Notes.

  Credit Facility

     On July 2, 1998, the Company entered into a credit agreement, as subsequently amended, (the "Bank Credit Agreement") with certain lenders, providing for credit facilities up to an aggregate of $800 million (the "Credit Facility"). Availability of funds under the Credit Facility were subject to certain conditions as defined in the Bank Credit Agreement, all of which were met prior to the draw down of the entire facility in January 2001. Substantially all of the Company's assets secure the obligations under the Bank Credit Agreement.

     The Credit Facility is structured into three separate tranches consisting of a term loan facility, a delayed draw term loan facility and a revolving credit facility, each of which has a final maturity of eight years. Interest accrues on $575.0 million of outstanding borrowings based on a floating rate tied to the prevailing LIBOR rate and adjusts based on the attainment of certain key revenue and leverage benchmarks. The remaining $214.7 million accrued interest at a fixed rate of 11.125% per annum. The Company incurred commitment and other fees in connection with obtaining the Credit Facility totaling $19.9 million, which is being amortized over eight years. The Credit Facility contains certain financial and other covenants that restrict, among other things, the Company's ability to (a) incur or create additional debt, (b) enter into mergers or consolidations, (c) dispose of a significant amount of assets, (d) pay cash dividends, or (e) change the nature of its business. The amounts outstanding under the Credit Facility are subject to mandatory prepayments in certain circumstances.

     The Company executed an Amendment and Consent (the "Amendment") to the Bank Credit Agreement subsequent to December 31, 2000. Pursuant to the Amendment, the interest rates applicable to borrowings under the Credit Facility were increased. The Amendment also increased the maximum aggregate principal amount under the optional term loan tranche of the Credit Facility from $400 million to $600 million, of which $350 million can be utilized as vendor loans. The optional term loan tranche is not a binding commitment of the lenders, rather it provides a vehicle for any of the lenders to loan the Company additional funds under the Credit Facility.

                                 TELIGENT, INC.

     The Amendment also changed several of the covenants applicable to the Company. The Company received a waiver for default of the fixed charge coverage ratio for the period ending December 31, 2000 from the lenders as part of the Amendment, and the test was suspended for the first quarter of 2001. The Company was in compliance with all other debt covenants of the Credit Facility as of December 31, 2000. The Amendment also requires the Company to maintain substantially all of its cash and cash equivalents in a collateral and securities account with a lender bank and the remainder of its funds in a separate operating account. The Amendment also contains a waiver that permitted the explanatory paragraph included in the Company's auditor's opinion for the year ended December 31, 2000.

     As part of the Amendment, the Company is required to deliver definitive documentation with respect to vendor financing (in an aggregate amount of at least $250 million) and convertible notes (in an aggregate amount of at least $100 million), no later than April 30, 2001. The Company is attempting to secure vendor financing in the amount of $250 million. If the Company does not meet the April 30, 2001 deadline described above, it will be in default under its Credit Facility. There can be no assurance that the Company will execute either the vendor financing or convertible notes by such date or at all. In addition, the Company has a new financial covenant that requires compliance effective June 30, 2001 for which there can be no assurance.

     Maturities of long-term debt at December 31, 2000 are as follows (in thousands):

2002.....................................................  $   50,520
2003.....................................................     110,267
2004.....................................................     135,731
2005.....................................................     139,555
Thereafter...............................................     998,997
                                                           ----------
                                                           $1,435,070
                                                           ==========

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments classified as current assets or liabilities, and investments approximate their carrying value. At December 31, 2000, the estimated fair value and carrying amounts of the Company's Senior Notes, Senior Discount Notes and the Company's Series A cumulative convertible redeemable preferred stock, par value, $.01 per share ("Series A Preferred Stock") are as follows (in thousands):

                                                                           CARRYING
                                                              FAIR VALUE    AMOUNT
                                                              ----------   --------
Senior Notes................................................   $40,500     $300,000
Senior Discount Notes.......................................   $37,400     $345,331
Series A Preferred Stock....................................   $18,185     $520,658

     The fair value of the Senior Notes, Senior Discount Notes and the Series A Preferred Stock was estimated based on quoted market prices.

                                 TELIGENT, INC.

10. INCOME TAXES

     Deferred tax assets and liabilities are as follows, as of December 31 (in thousands):

                                                                2000        1999
                                                              ---------   ---------
Deferred tax assets:
  Net operating loss carryforward...........................  $ 556,142   $ 278,870
  Stock based compensation..................................      6,126      41,843
  Original issue discount...................................     35,959      22,077
  Losses on investments/asset impairment....................     39,216          --
  Other.....................................................     12,007       1,741
                                                              ---------   ---------
          Total deferred tax assets.........................    649,450     344,531
Deferred tax liability:
  Intangible assets.........................................    (10,705)    (11,760)
                                                              ---------   ---------
Net deferred tax assets.....................................    638,745     332,771
Valuation allowance.........................................   (638,745)   (332,771)
                                                              ---------   ---------
          Total.............................................  $      --   $      --
                                                              =========   =========

     During the years ended December 31, 2000 and 1999, the Company did not record an income tax benefit or expenses. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. At December 31, 2000, the Company had federal net operating loss carryforwards of $1.534 billion that expire in various amounts through 2020.

     A reconciliation between income taxes computed using the statutory federal income tax rate and the effective rate, for the years ended December 31, 2000 and 1999, is as follows:

                                                              2000     1999
                                                              -----    -----
Federal income tax benefit at statutory rate................  (34.0)%  (34.0)%
State income taxes net of federal...........................   (4.0)    (4.0)
Net change in valuation allowance...........................   38.1     38.6
Other.......................................................   (0.1)    (0.6)
                                                              -----    -----
                                                                 --%      --%
                                                              =====    =====

11. RELATED PARTY TRANSACTIONS

     In 1999 and 1998, the Company paid $3.7 million and $4.0 million to a subsidiary of Nippon Telegraph and Telephone Corporation for technical services related to network design and implementation. No such payments were made during 2000.

     Employees of the parent company of Microwave Services, Inc performed administrative and management services on behalf of the Company. These charges totaled $0.3 million and $1.1 million for the years ended December 31, 1999 and 1998, respectively.

     Certain technical services were performed by an affiliate of Digital Services Corporation. The cost of these services totaled $0.9 million in 1999 and $0.6 million in 1998.

                                 TELIGENT, INC.

12. OTHER TRANSACTIONS

     During 2000, the Company acquired several communications companies (the "2000 Transactions"), all of which were accounted for as purchases. The combined purchase price of the 2000 Transactions consisted of the issuance of 2,822,154 shares of the Company's Class A common stock, par value $.01 per share ("Class A Common Stock"), valued at $47.2 million at the time of issuance and cash payments totaling $30.4 million. Earnout provisions could result in the issuance of up to $30.3 million in additional cash payments or shares of Class A Common Stock, if certain revenue and other benchmarks are achieved. Revenues from companies acquired during 2000 totaled $40.5 million for the year ended December 31, 2000.

     During 1999, the Company acquired three communications companies (the "1999 Transactions"), all of which were accounted for as purchases. The combined purchase price of the 1999 Transactions consisted of 269,308 shares of Class A Common Stock valued at $15.7 million, and cash payments totaling $3.2 million. Earnout provisions could result in the issuance of up to an additional 285,562 shares of Class A Common Stock and shares of Class A Common Stock totaling $4.5 million based on the market price of when specific earn-out conditions are met over the next three years, if certain revenue and other benchmarks are achieved. No additional earn-out was recorded during the year ended December 31, 2000. Revenues from companies acquired during 1999 totaled $9.1 million for the year ended December 31, 1999.

     The 2000 and 1999 Transactions are summarized as follows. Amounts allocated to intangibles are being amortized on a straight-line basis over periods ranging from 5 to 15 years:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Cash paid for acquisitions, net of cash acquired:
  Recorded value of assets acquired.........................  $ 21,495   $  3,438
  Identified intangibles....................................   113,414     20,949
  Net liabilities assumed...................................   (60,000)    (5,706)
  Common stock issued in acquisitions.......................   (47,225)   (15,695)
                                                              --------   --------
                                                              $ 27,684   $  2,986
                                                              ========   ========

     In July 2000, the Company closed an investment in ICG Communications ("ICG"); whereby a subsidiary of the Company acquired 2,996,076 shares of ICG common stock in exchange for one million shares of Class A Common Stock (the "ICG Transaction"). The value of the Company's investment in ICG as of the closing date was $62.0 million. Subsequent to the closing date of the ICG Transaction, the market value of ICG common stock decreased significantly, and the Company has concluded that the decline is permanent. Accordingly, the Company has written its investment in ICG common stock down to its market value, which management believes approximately fair value. At December 31, 2000, the market value of the investment in ICG common stock was $400,000 and Teligent had realized a loss on this investment of $61.6 million, which is included in other expenses.

     In September 2000, the Company resolved an outstanding liability with one of its vendors. This transaction resulted in a reduction of telecommunications costs (cost of services) of $39.7 million for the year ended December 31, 2000. Additionally, the transaction resulted in the payment of $17.3 million in interest to the vendor.

                                 TELIGENT, INC.

13. CONVERTIBLE REDEEMABLE PREFERRED STOCK

     On December 3, 1999, the Company completed the sale of 500,000 shares of its 7 3/4% Series A cumulative convertible redeemable preferred stock, liquidation preference $1,000 per share, par value $.01 per share to an investor group for gross proceeds of $500 million. At December 31, 2000 and 1999, there were 539,543 and 500,000 shares authorized, issued and outstanding of Series A Preferred Stock, respectively.

     The Series A Preferred Stock has an annual dividend rate of 7 3/4% payable quarterly and dividends are cumulative from the date of issuance. Dividends must be paid in additional shares of Series A Preferred Stock through December 3, 2004, and may be paid in either cash or additional shares of Series A Preferred Stock, at the option of the Company, thereafter.

     The Series A Preferred Stock is convertible into Class A Common Stock by the holders at any time at a initial conversion price of $57.50, but may be called by the Company after five years and, if still outstanding, must be redeemed in 2014. The holders of the Series A Preferred Stock have voting rights equal to the rights held by holders of Class A Common Stock.

14. COMMITMENTS AND CONTINGENCIES

     In May 2000, the Company announced a comprehensive network services agreement (the "Network Services Agreement") with Level 3 Communications, Inc. ("Level 3"). Under the Network Services Agreement, the Company will acquire dark fiber and other assets. At December 31, 2000, the Company had recorded $6.6 million of assets acquired under capitalized leases related to this agreement. Commitments for additional capital expenditures totaling $54.1 million at December 31, 2000 are as follows (in thousands):

2001......................................................   $31,957
2002......................................................     5,134
2003......................................................     5,134
2004......................................................     5,134
2005......................................................     5,134
Thereafter................................................     1,574
                                                             -------
                                                             $54,067
                                                             =======

     The Company leases various operating sites, rooftops, storage, and administrative offices under operating leases. Rent expense was $58.1 million, $28.0 million and $10.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. Future minimum lease payments by year, and in the aggregate, at December 31, 2000, are as follows (in thousands):

2001.....................................................   $ 64,099
2002.....................................................     61,543
2003.....................................................     57,270
2004.....................................................     45,765
2005.....................................................     28,105
Thereafter...............................................     80,827
                                                            --------
                                                            $337,609
                                                            ========

                                 TELIGENT, INC.

15. CAPITAL STOCK

     The Company has authorized two classes of common stock, Class A Common Stock and Class B Common Stock. The rights of the two classes of common stock are substantially identical, except that until the number of shares held by holders of the respective series of Class B Common Stock fall below certain thresholds, such holders will have the right to elect two directors to the Company's Board of Directors. As a result of Liberty Media Corporation's acquisition of The Associated Group, Inc. on January 14, 2000, all of the shares of Series B-1 Common Stock (defined below) were converted into 21,436,689 shares of Class A Common Stock and the Series B-1 shares were subsequently cancelled. Liberty Media Corporation has the right to elect three directors pursuant to the terms of the Shareholders' Agreement, dated as of January 13, 2000, by and among Alex J. Mandl, Liberty Media Corporation, Telcom -- DTS Investor, L.L.C. and Microwave Services, Inc.

     The number of shares authorized, issued and outstanding at December 31, 2000 and 1999, for each class of stock is summarized below:

                                                        DECEMBER 31,
                                -------------------------------------------------------------
                                            2000                            1999
                                -----------------------------   -----------------------------
                         PAR      SHARES       SHARES ISSUED      SHARES       SHARES ISSUED
CLASS                   VALUE   AUTHORIZED    AND OUTSTANDING   AUTHORIZED    AND OUTSTANDING
-----                   -----   -----------   ---------------   -----------   ---------------
A.....................  $0.01   500,000,000     42,423,082      200,000,000     10,281,667
Series B-1............  $0.01            --             --       30,000,000     21,436,689
Series B-2............  $0.01    50,000,000     15,477,210       25,000,000     17,206,210
Series B-3............  $0.01    20,000,000      5,783,400       10,000,000      5,783,400

     Common share activity by class is summarized below:

                                    CLASS A     SERIES B-1    SERIES B-2   SERIES B-3     TOTAL
                                   ----------   -----------   ----------   ----------   ----------
Balance at January 1, 1999.......   8,206,392    21,436,689   17,206,210   5,783,400    52,632,691
Exercise of employee stock
  options........................   1,803,291            --           --          --     1,803,291
Issuance of shares for
  acquisitions...................     269,308            --           --          --       269,308
Other............................       2,676            --           --          --         2,676
                                   ----------   -----------   ----------   ---------    ----------
Balance at December 31, 1999.....  10,281,667    21,436,689   17,206,210   5,783,400    54,707,966
Conversion of Series B-1 to Class
  A..............................  21,436,689   (21,436,689)          --          --            --
Issuance of shares from stock
  offering.......................   4,000,000            --           --          --     4,000,000
Issuance of shares for
  acquisitions...................   2,822,154            --           --          --     2,822,154
Conversion and sale of Series
  B-2............................   1,729,000            --   (1,729,000)         --            --
Issuance of shares for ICG
  Transaction....................   1,000,000            --           --          --     1,000,000
Exercise of employee stock
  options........................     838,258            --           --          --       838,258
Other............................     315,314            --           --          --       315,314
                                   ----------   -----------   ----------   ---------    ----------
Balance at December 31, 2000.....  42,423,082            --   15,477,210   5,783,400    63,683,692
                                   ==========   ===========   ==========   =========    ==========

     The Company has authorized 10,000,000 shares of preferred stock, par value $.01 per share. For shares issued and outstanding, see Note 13.

     On May 25, 2000, the Company's shareholders approved an amendment to the Company's certificate of incorporation, increasing the total number of authorized shares of Class A Common Stock to 500,000,000, eliminating the Series B-1 common stock and increasing the number of authorized shares of Series B-2 common stock to 50,000,000 and Series B-3 common stock to 20,000,000. The Company filed an amendment to the certificate of incorporation with the Secretary of State of the State of Delaware as approved by the Company's shareholders, reflecting the amendments.

                                 TELIGENT, INC.

  Common Stock Offering

     In April 2000, the Company completed an underwritten offering of 4,000,000 shares of Class A Common Stock at a price of $50 per share, from which the Company raised approximately $188.3 million of net proceeds, after deducting approximately $11.7 million of offering expenses. In addition, one of the Company's stockholders sold 1,000,000 shares of Class A Common Stock, at a price of $50 per share, of which the Company received no proceeds.

  Stock Purchase Agreement and Issuance of Warrants

     On December 7, 2000, the Company entered into a stock purchase agreement with RGC International Investors, LDC ("RGC"), as a private placement pursuant to Section 4(2) of the Securities Act of 1933. Pursuant to the purchase agreement, the Company may, subject to satisfying certain conditions, at its sole discretion during the 18 months from the effectiveness of the resale registration statement, require RGC to purchase up to $250 million of its Class A Common Stock in a series of draw-downs. Pursuant to the purchase agreement, the Company also issued 4,972,370 warrants to RGC to purchase an equal number of shares of Class A Common Stock at an exercise price of $3.62 per share. Warrants to purchase 3,729,278 shares vested on December 7, 2000. The remaining 1,243,092 warrants will vest pro rata with each tranche purchased after we have drawn down a total of $150 million.

     A draw down is initiated upon the Company's delivery of a draw down notice that will include a draw down amount and a minimum price at which the Company is willing to issue stock to RGC. The number of shares to be purchased by RGC for each tranche will be based upon the volume-weighted average trading price ("VWAP") of the shares for each of the nine business days following the receipt of a draw down notice. If, on any given date, the maximum permitted draw down amount is less than $1 million, or if the VWAP is at or below $2 per share for the preceding trading day, the Company may not deliver a draw down notice. If the VWAP is at or below $2 per share during any day during a draw down period, the total amount of the draw down will be reduced by the percentage of the draw down amount attributable to that particular day.

     RGC may sell the shares of Class A Common Stock purchased pursuant to the purchase agreement, including upon exercise of the warrants, from time to time on the principal exchange or market upon which the Company's common stock is then listed or in negotiated transactions at prices determined at the time of sale. However, pursuant to the terms of the purchase agreement and warrants, the Company may not give notice of a draw down and RGC may not exercise warrants if doing so would result in RGC's ownership of greater than 9.9% of our Class A Common Stock. Further, the Company may not issue 20% or more of our common stock as of December 7, 2000, or 20% or more of our voting power outstanding as of December 7, 2000, without shareholder approval.

     The purchase agreement is contingent upon certain conditions, including a minimum trading price of $2.00 per share for the Company's common stock at the time of draw down, limits on the amount that can be drawn down based on trading price and trading volume of our common stock, and the listing of our common stock on a principal trading exchange or market such as the Nasdaq National Market or the Nasdaq SmallCap Market. We may not be able to obtain all or any part of the $250 million equity financing unless the price and volume of our common stock increase significantly and we may not be able to obtain any other additional financing on terms acceptable to us.

  Company Appreciation Rights, Appreciation Units and Stock Options

     In 1996, certain employees were granted Company Appreciation Rights ("CARs") and appreciation units. At the time of the Company's Initial Public Offering, these CARs and appreciation units were converted into options to purchase Class A Common Stock. The Company will recognize up to

                                 TELIGENT, INC.

$173.3 million of compensation expense over the vesting period of the options. Through December 31, 2000, $160.2 million of stock-based compensation expense has been recognized, and up to $13.1 million will be recognized through September 1, 2002 as follows: $12.7 million in 2001 and $400,000 in 2002. The employees receiving these benefits are primarily executives and key employees whose compensation expenses are typically included in general and administrative expenses for the years ended December 31, 2000, 1999 and 1998.

  1997 Stock Incentive Plan

     The Company maintains the Teligent, Inc. 1997 Stock Incentive Plan, as amended (the "1997 Plan"). The 1997 Plan authorizes options to purchase an aggregate of 18,729,125 shares of Class A Common Stock, including the options converted from the CARs and Appreciation Units. The exercise price of options granted, as determined by the Company's Compensation Committee, approximates fair value. Generally, all options granted under the 1997 Plan vest over a period of five years and expire ten years from the date of grant.

     The Company applies the provisions of APB No. 25 in accounting for its stock-based compensation. If compensation expense had been determined in accordance with SFAS No. 123, the Company's net loss for the years ended December 31, 2000, 1999 and 1998 would have been $892.4 million, $570.6 million and $324.4 million, or $14.90, $10.68 and $6.16 per share, respectively. Options arising from the conversion of CARs and Appreciation Units have been valued based on the number and exercise price of the options issued upon conversion. The weighted average fair value of options granted was $21.17, $47.25 and $21.91 in 2000, 1999 and 1998, respectively, using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, risk free rate interest rate of 6.4%, 6.0% in 1999 and 5.3% in 1998, an expected life of 5 years in 2000 and 10 years in 1999 and 1998, and an expected volatility of 1.010 in 2000, .861 in 1999 and .648 in 1998.

     Option activity for 2000, 1999 and 1998 is set forth below:

                                      WEIGHTED-                WEIGHTED-                WEIGHTED-
                                       AVERAGE                  AVERAGE                  AVERAGE
                                      EXERCISE                 EXERCISE                 EXERCISE
                            2000        PRICE        1999        PRICE        1998        PRICE
                         ----------   ---------   ----------   ---------   ----------   ---------
Outstanding, January
  1....................  15,543,964    $20.65     14,618,967    $12.32     13,165,374    $10.30
Granted................   6,197,743     27.10      3,255,655     53.74      1,730,735     28.42
Canceled...............  (2,591,629)    37.73       (513,366)    32.61       (223,581)    19.59
Exercised..............    (838,258)     9.33     (1,803,291)     9.46        (49,922)     7.42
Expired................     (99,862)    26.47        (14,001)    18.07         (3,639)     6.52
                         ----------               ----------               ----------
Outstanding, December
  31...................  18,211,958     20.90     15,543,964     20.65     14,618,967     12.32
                         ==========               ==========               ==========
Exercisable, December
  31...................   7,232,215    $10.78      5,337,648    $ 6.91      3,824,319    $ 5.79
                         ==========               ==========               ==========

                                 TELIGENT, INC.

     Options outstanding and exercisable by price range as of December 31, 2000 are as follows:

                                   WEIGHTED-
                                    AVERAGE
                                   REMAINING        WEIGHTED-                      WEIGHTED-
   RANGE OF                       CONTRACTUAL        AVERAGE                        AVERAGE
EXERCISE PRICES   OUTSTANDING   LIFE (IN YEARS)   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------   -----------   ---------------   --------------   -----------   --------------
$ 1.81 -  2.36        15,800          9.9              2.12                --           --
  2.83 -  4.18     2,009,244          5.7              3.76         2,003,244         3.77
  4.34 -  6.48     1,067,922          5.9              5.44         1,001,622         5.44
  6.52 -  9.63     5,550,970          6.0              7.00         2,998,394         6.74
  9.91 - 14.72     1,505,971          9.3             11.88           205,749        12.53
 14.94 - 22.13       561,427          7.5             20.36           119,247        21.49
 22.50 - 32.75     3,643,295          8.8             24.37           332,612        27.87
 33.94 - 50.66     2,049,712          7.2             44.57           272,650        44.66
 51.16 - 76.56     1,479,817          8.7             61.91           298,697        60.90
 77.13 - 95.81       327,800          9.1             83.23                --           --
                  ----------                                        ---------
                  18,211,958          7.3             20.90         7,232,215        10.78
                  ==========                                        =========

16. EMPLOYEE BENEFIT PLANS

     Employees of the Company may participate in a 401(k) retirement plan in which eligible employees may elect to contribute, on a tax-deferred basis, up to 15% of their compensation, not to exceed annual maximums as defined in the Internal Revenue Code. The Company matches one-half of a participant's contribution up to 6% of the participant's compensation, vesting over 4 years. The Company's contributions to the plan were $2.8 million, $1.7 million and $0.9 million for 2000, 1999 and 1998, respectively.

     Effective July 1, 1999, the Company adopted the Employee Stock Purchase Plan ("ESPP"). Under the ESPP, the Company authorized the issuance of 300,000 shares of Class A Common Stock, which allowed eligible employees to purchase such shares at 85% of the fair value of the Class A Common Stock. As of January 2001, the Company had issued all such shares available under the ESPP. No additional shares will be distributed under the ESPP until more shares of Class A Common Stock are authorized for distribution under the ESPP.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table has been prepared from the financial records of the Company, without audit, and reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented (in thousands, except per share amounts).

                             1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER     TOTAL
                             -----------   -----------   -----------   -----------   ---------
2000
Revenues...................   $  23,064     $  32,264     $  42,669     $  54,075    $ 152,072
Loss from operations.......    (137,815)     (145,976)     (124,335)     (224,233)    (632,359)
Net loss applicable to
  common stockholders......    (166,037)     (174,456)     (238,638)     (270,725)    (849,856)
Basic and diluted net loss
  per common share.........   $   (3.02)        (2.94)        (3.88)        (4.25)      (14.19)

                                 TELIGENT, INC.

                             1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER     TOTAL
                             -----------   -----------   -----------   -----------   ---------
1999
Revenues...................   $   1,523     $   3,961     $  10,320     $  15,500    $  31,304
Loss from operations.......     (93,532)     (107,752)     (123,999)     (133,733)    (459,016)
Net loss applicable to
  common stockholders......    (108,112)     (123,472)     (143,640)     (156,595)    (531,819)
Basic and diluted net loss
  per common share.........       (2.05)        (2.34)        (2.66)        (2.89)       (9.95)

     The sum of the per common share amounts do not equal the annual amounts because of the changes in the weighted-average number of shares outstanding during the year.

18. SUBSEQUENT EVENTS (UNAUDITED)

Filing for Chapter 11 under the U.S. Bankruptcy Code

     On May 21, 2001, the Company and all of its direct and indirect domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. The 21 separate cases were procedurally (but not substantively) consolidated for joint administration. Each of the Company and the subsidiaries included in the filings will continue to operate their businesses as debtors in possession during the reorganization proceeding. The Company's foreign subsidiaries were not part of the Chapter 11 filing.

     In conjunction with the filing of the petitions, the Company entered into an interim arrangement with its lenders to provide funds, subject to certain conditions, for near-term operations. The Bankruptcy Court approved the interim arrangement with the Company's lenders on May 21, 2001. A hearing on the interim arrangement is scheduled for June 13, 2001.

     While under the protection of Chapter 11, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements. The financial statements do not include any adjustments that might be necessary as a result of the outcome of the uncertainties discussed herein, including the effects of any plan of reorganization or liquidation.

     Based on the aforementioned bankruptcy coupled with the violation of certain debt-covenants, the repayment of the debt obligations can be accelerated by its lenders.

Changes in Management and the Board of Directors

     On April 17, 2001, Gary Howard and Carl Vogel resigned their seats on the Company's Board of Directors. David Berkman had resigned his seat on the Company's Board of Directors on March 2, 2001. On April 17, 2001, Liberty Media Corporation nominated Howard Jones, Morris Lichtenstein and Anthony Davidson to the Company's Board of Directors pursuant to the terms of the Stockholders Agreement, dated as of January 13, 2000, by and among Alex J. Mandl, Liberty Media Corporation, Telcom-DTS Investors, L.L.C. and Microwave Services, Inc. (the "Stockholders' Agreement"). On April 19, 2001, Howard Jones, Morris Lichtenstein, and Anthony Davidson were elected to the Company's Board of Directors.

     On April 20, 2001, Rajendra Singh and Neera Singh resigned their seats on the Company's Board of Directors and Telcom-DTS Investors, L.L.C. nominated Hal Perkins and Rahul Prakash pursuant to the terms of the Stockholders' Agreement. On April 25, 2001, Hal Perkins and Rahul Prakash were elected to the Company's Board of Directors.

                                 TELIGENT, INC.

     On April 27, 2001, Tetsuro Mikami resigned his seat on the Company's Board of Directors. Pursuant to the terms of the Company's certificate of incorporation, Nippon Telegraph and Telephone Corporation ("NTT") is entitled to elect a director to replace Mr. Mikami. As of May 4, 2001. NTT has not elected a director to fill the vacancy on the Company's Board of Directors. On the same date, Alex Mandl was removed as the Chief Executive Officer, Chief Operating Officer and Chairman of the Company.

     On April 30, 2001, Yoav Krill was appointed as the Company's Chief Executive Officer and on May 1, 2001 he was elected to the Company's Board of Directors.

     On May 2, 2001, Steven F. Bell and Peter T. Garahan resigned their positions with the Company. Mr. Bell was the Company's Senior Vice President of Human Resources and Mr. Garahan was the Company's Vice-Chairman and Chief Financial Officer.

     On May 2, 2001, Michael Levitt resigned his seat on the Company's Board of Directors. Pursuant to the Company's certificate of designation, Hicks, Muse, Tate & Furst Incorporated and its affiliates ("Hicks Muse") are entitled to elect a director to replace Mr. Levitt. On May 18, 2001, Hicks, Muse waived their right to elect a director (subject to the closing of the transaction with IDT on or before June 30, 2001). On May 18, 2001, James V. Continenza was elected to fill this vacancy on the Board.

     On May 7, 2001, Mr. Harris resigned his position as General Counsel and Secretary of the Company. On the same date Stuart H. Kupinsky was appointed as General Counsel and Secretary of the Company. Mr. Continenza was appointed as Chief Operating Officer of the Company and Norman Klugman was appointed as the Company's Chief Financial Officer and Treasurer.

     On May 10, 2001, Hamid Akavan was removed as the Senior Vice President of Information Technology and Chief Technology Officer of the Company.

Changes in work force

     On May 11, 2001, the Company terminated approximately 800 employees in an effort to reduce costs.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                 TELIGENT, INC.

                                                              ADDITIONS
                                                       -----------------------
                                          BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                          BEGINNING    COSTS AND      OTHER                     END OF
DESCRIPTION                               OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS     PERIOD
-----------                               ----------   ----------   ----------   ----------   ----------
                                                                  (IN THOUSANDS)
Year ended December 31, 2000
  Reserves and allowances deducted from
     asset accounts:
     Allowance for doubtful accounts....     873          8,850         0          (1,924)(1)    7,799
  Reserves and allowances deducted from
     liability accounts:
     Restructuring reserve..............       0         14,500         0          (3,630)(2)   10,870
Year ended December 31, 1999
  Reserves and allowances deducted from
     asset accounts:
     Allowance for doubtful accounts....      40          1,000         0            (167)(1)      873
Year ended December 31, 1998
  Reserves and allowances deducted from
     asset accounts:
     Allowance for doubtful accounts....       0             40         0               0           40

---------------

(1) Uncollectible accounts written off, net of recoveries

(2) Restructuring amounts applied during 2000